Filed Pursuant to Rule 424(b)(4)
Registration No. 333-196615

PROSPECTUS

23,000,000 SHARES

CLASS A COMMON STOCK

GoDaddy Inc. is offering 23,000,000 shares of its Class A common stock. This is our initial public offering, and prior to this offering, there has been no public market for our Class A common stock. The initial public offering price is $20.00 per share.

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “GDDY.”

GoDaddy Inc. has two classes of authorized common stock: the Class A common stock offered hereby and Class B common stock, each of which has one vote per share. Following this offering, affiliates of certain members of our board of directors will hold substantially all of our issued and outstanding Class B common stock and will control more than a majority of the combined voting power of our common stock. As a result of their ownership, they will be able to control any action requiring the general approval of our stockholders, including the election of our board of directors, the adoption of amendments to our certificate of incorporation and bylaws and the approval of any merger or sale of substantially all of our assets. We will be a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange. See “Organizational Structure” and “Management—Controlled Company.”

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 19.

PRICE $20.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to GoDaddy
Per share	$20.00	$1.20	$18.80
Total	$410,000,000	$24,600,000	$385,400,000

(1)	See “Underwriters” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional 3,000,000 shares of Class A common stock to cover over-allotments at the initial public offering price less the underwriting discount.

Certain entities affiliated with the principal beneficial holders of our Class A common stock, each an affiliate of a member of our board of directors, have agreed to purchase an aggregate of $50 million of shares of our Class A common stock (or an aggregate of 2,500,000 shares) offered pursuant to this prospectus directly from us at the initial public offering price. The underwriters will not receive any underwriting discounts or commissions from our sales of shares to these affiliates.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on April 7, 2015.

Morgan Stanley	J.P. Morgan	Citigroup

Barclays	Deutsche Bank Securities	RBC Capital Markets

KKR	Stifel	Piper Jaffray	Oppenheimer & Co.	JMP Securities

March 31, 2015

GoDaddy by the NUMBERS
1997
Formed as Jomax Technologies
1998
Launched First Website Building Software & Hosting
1999
Changed Name to GoDaddy
2000
ICANN
Became ICANN Accredited
2001
Became Cash Flow Positive
2002
2003
$100MM Annual Revenue
2004
Launched SSL Certificate Offering
2005
10MM Domains
2MM Customers
First Super Bowl Ad
Reached 500 Customer Care Specialists
Launched Domain Name Aftermarket
2006
2007
20MM Domains
4MM Customers
2008
30MM Domains
$500MM Annual Revenue
Partnered with Microsoft to Launch Hosted Exchange
2009
6MM Customers
Reached 1 Million International Customers
2010
40MM Domains
8MM Customers
2011
50MM Domains
Received Majority Investment from KKR, Silver Lake & TCV
2012
$1 Billion Annual Revenue
Launched India, First Localized Market Outside the US
10MM Customers
2013
Partnered with Microsoft to Launch Office 365 for Small Business
Introduced Website Builder 7.0
2014
~59MM Domains
Localized Solutions in 37 Countries
~13MM Customers

GoDaddy by the NUMBERS
1997 Formed as Jomax Technologies
1998 Launched First Website Building Software & Hosting
1999 Changed Name to GoDaddy
2000 Became ICANN Accredited
2001 Became Cash Flow Positive
2002
2003
2004 Launched SSL Certificate Offering $100MM Annual Revenue
2005 2MM Customers First Super Bowl Ad Reached 500 Customer Care Specialists Launched Domain Name Aftermarket 10MM Domains
2006
2007 4MM Customers 20MM Domains
2008 6MM Customers Partnered with Microsoft to Launched Hosted Exchange 30MM Domains
2009 Reached 1 Million International Customers $500MM Annual Revenue
2010 8MM Customers 40MM Domains
2011 Received Majority Investment from KKR, Silver Lake & TCV 50MM Domains
2012 Launched India, First Localized Market Outside the US 10MM Customers $1 Billion Annual Revenue
2013 Partnered with Microsoft to Launch Office 365 for Small Business Introduced Website Builder 7.0
2014 Localized Solutions in 37 Countries ~13MM Customers ~58MM Domains

GET STARTED CLAIM YOUR DIGITAL IDENTITY WITH A UNIQUE DOMAIN NAME ..shop .com .guru .uno GET ONLINE EASILY BUILD AN ELEGANT AND DYNAMIC WEB PRESENCE
“With GoDaddy’s help, my website is the last thing I worry about”
Marc Rosenblum
Cruz Ale Works Santa Cruz, CA
“GoDaddy took my business to the next level”
Dave Cox
Digital Coconut
Toronto, Canada
GET CONNECTED MARKET YOUR VENTURE WITH SIMPLE YET POWERFULL CLOUD TOOLS AND SERVICES
GET HELP 24/7 CUSTOMER CARE WITH IN-REGION SUPPORT PROFESSIONALS THAT TALK WITH YOU AT YOUR LEVEL
GET FOUND MANAGE YOUR REPUTATION AND LISTINGS, ALL WHILE AMPLYFING YOUR DISCOVERABILITY
GET PAID ACCEPT CREDIT CARDS, MANAGE YOUR BOOKS AND PREPARE FOR TAXES WITH EASE
GET SMART SINGLE PLATFORM FOR A SEAMLESS EXPERIENCE ACROSS ALL OF OUR PRODUCTS
“I’ve got everything I could possibly need through GoDaddy”
Chelle Stafford
Recipe for Fitness
Scottsdale, AZ
FROM INSPIRATION TO SUCCESS
“GoDaddy is a global technology provider focused on helping individuals easily start, confidently grow and successfully run their own ventures. Claiming a digital identity is the first step to operating a modern business today and GoDaddy’s leadership in domains makes us the natural onramp for extended services over the lifecycle of a business – from brand and marketing services to pro email, bookkeeping and back office tools.”
It’s go Time GoDaddy

Through and including April 25, 2015 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications, other publicly available information and information based on our internal sources.

Neither we nor the underwriters have authorized anyone to provide you with information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and to observe any restrictions relating to, this offering and the distribution of this prospectus.

Unless expressly indicated or the context suggests otherwise, references in this prospectus to “GoDaddy,” the “Company,” “we,” “us” and “our” refer (i) prior to the consummation of the Reorganization Transactions described under “Organizational Structure—Reorganization Transactions,” to Desert Newco, LLC (“Desert Newco”) and its consolidated subsidiaries and (ii) after the Reorganization Transactions described under “Organizational Structure—Reorganization Transactions,” to GoDaddy Inc. and its consolidated subsidiaries, including Desert Newco. We refer to Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, “KKR”), Silver Lake Partners (together with its affiliates, “Silver Lake” and together with KKR, the “Sponsors”), Technology Crossover Ventures (together with its affiliates, “TCV”) and the other owners of Desert Newco prior to the Reorganization Transactions, collectively, as our “existing owners.”

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and related notes before deciding whether to purchase shares of our Class A common stock.

GODADDY INC.

Our customers have bold aspirations—the drive to be their own boss, write their own story and take a leap of faith to pursue their dreams. Launching that brewery, running that wedding planning service, organizing that fundraiser, expanding that web-design business or whatever sparks their passion. We are inspired by our customers and are dedicated to helping them turn their powerful ideas into meaningful action. Our vision is to radically shift the global economy toward small business by empowering passionate individuals to easily start, confidently grow and successfully run their own ventures.

Who We Are

Our approximately 13 million customers are people and organizations with vibrant ideas—businesses, both large and small, entrepreneurs, universities, charities and hobbyists. They are defined by their guts, grit and the determination to transform their ideas into something meaningful. They wear many hats and juggle many responsibilities, and they need to make the most of their time. Our customers need help navigating today’s dynamic Internet environment and want the benefits of the latest technology to help them compete. Since our founding in 1997, we have been a trusted partner and champion for organizations of all sizes in their quest to build successful online ventures.

We are a leading technology provider to small businesses, web design professionals and individuals, delivering simple, easy to use cloud-based products and outcome-driven, personalized Customer Care. We operate the world’s largest domain marketplace, where our customers can find that unique piece of digital real estate that perfectly matches their idea. We provide website building, hosting and security tools to help customers easily construct and protect their online presence and tackle the rapidly changing technology landscape. As our customers grow, we provide applications that help them connect to their customers, manage and grow their businesses and get found online.

Often technology companies force their customers to choose between technology and support, delivering one but not the other. At GoDaddy, we break that compromise and strive to deliver both great technology and great support to our customers. We believe engaging with our customers in a proactive, consultative way helps them knock down the technology hurdles they face. And, through the thousands of conversations we have with our customers every day, we receive valuable feedback that enables us to continually evolve our products and solutions.

Our people and unique culture have been integral to our success. We live by the same principles that enable new ventures to survive and thrive: hard work, perseverance, conviction, an obsession with customer satisfaction and a belief that no one can do it better. We take responsibility for driving successful outcomes and are accountable to our customers, which we believe has been a key factor in enabling our rapid customer and revenue growth. We have one of the most recognized brands in technology. Our tagline—“It’s Go Time”—captures the spirit and drive of our customers and links our brand to their experience.

Our Opportunity

Our customers represent a large and diverse market which we believe is largely underserved. According to the U.S. Small Business Administration, there were approximately 28 million small businesses in 2012. Most small businesses have fewer than five employees, and most small business owners identify themselves as having little to no technology skills. According to the International Labor Organization Statistics Database, there were more than 200 million people outside the United States identified as self-employed in 2012. We believe our addressable market extends beyond small businesses and includes individuals and organizations, such as universities, charities and hobbyists.

Despite the ubiquity and importance of the Internet to individual consumers, many small businesses and organizations have remained offline given their limited resources and inadequate tools. As of January 2013, more than 50% of small businesses in the United States still did not have a website according to a study we commissioned from Beall Research. However, as proliferation of mobile devices blurs the online/offline distinction into an “always online” world, having an impactful online presence is becoming a “must have” for small businesses worldwide.

Our customers share common traits, such as tenacity and determination, yet their specific needs vary depending on the type and stage of their ventures. They range from individuals who are thinking about starting a business to established ventures that are up and running but need help attracting customers, growing their sales or expanding their operations. While our customers have differing degrees of resources and technical capabilities, they all share a universal need for simple and easy to use technology to build their online presence and grow their ventures. Although our customers’ needs change depending on where they are in their lifecycles, the most common customer needs we serve include:

•	Getting online and finding a great domain name. Every great idea needs a great name. Staking a claim with a domain name has become the de facto first step in establishing an idea online. Our customers want to find a name that perfectly identifies their business, hobby or passion. When inspiration strikes, we are there to provide our customers with high-quality search, discovery and recommendation tools as well as the broadest selection of domains to help them find the right name for their venture.

•	Turn their domain into a dynamic online presence. Our products enable anyone to build an elegant website or online store—for both desktop and mobile—regardless of technical skill. Our products, powered by a unified cloud platform, enable our customers to get found online by extending their website and its content to where they need to be—from search engine results (e.g. Google) to social media (e.g. Facebook) to vertical marketplaces (e.g. Yelp and OpenTable)—all from one location. For more technically-sophisticated web designers, developers and customers, we provide high-performance, flexible hosting and security products that can be used with a variety of open source design tools. We design these solutions to be easy to use, effective, reliable, flexible and a great value.

•	Growing their business and running their operations. Our customers want to spend their time on what matters most to them—selling their products or services or helping their customers do the same. We provide our customers with productivity tools such as domain-specific email, online storage, invoicing, bookkeeping and payment solutions to help run their ventures as well as robust marketing products to attract and retain customers. In today’s online world, these activities are increasingly linked to a customer’s online presence.

•

Easy to use products with help from a real Customer Care specialist when needed. Our customers want products that are easy to use, and sometimes they need help from real people to set up their website, launch a new feature or try something new. We build products that are intuitive for beginners to use yet robust and feature-rich to address the needs of expert designers and power-users. Our Customer Care team consists of more than 3,400 specialists who are available 24/7/365 and are capable of providing care to customers with different levels of technical sophistication. Our specialists are measured on customer outcomes and the quality of the experience they provide, not other common measures like handle time and cost per call. We strive to provide high-quality, personalized care and deliver a distinctive experience that helps us create loyal customers who renew their subscriptions, purchase additional products and refer their family and friends to us.

•	Technology solutions that grow with them over time. Our customers need a simple platform and set of tools that enable their domain, website and other solutions to easily work together as their business grows and becomes more complex, and they need that platform to be simple to manage. Our API-driven technology platform is built on state-of-the-art, open source technologies like Hadoop, OpenStack and other large-scale, distributed systems. Simply put, we believe our products work well together and are more valuable and easier to use together than if our customers purchased these products individually from other companies and tried to integrate them.

•	Reliability, security and performance on a global technology platform. Our customers expect products that are reliable, and they want to be confident that their digital presence is secure. In 2014, we handled an average of over 11.6 billion domain name system, or DNS, queries per day and hosted approximately 9.3 million websites across more than 40,000 servers around the world. In addition, we have 35 petabytes in data storage capacity. We focus on online security, customer privacy and reliable infrastructure to address the evolving needs of our customers.

•	Affordable solutions. Our customers often have limited financial resources and are unable to make large, upfront investments in the latest technology. Our customers need affordable solutions that level the playing field and give them the tools to look and act like bigger businesses. We price most of our products at a few dollars per month while providing our customers with both robust features and functionality and personalized Customer Care.

Our Competitive Advantages

We believe the following strengths provide us with competitive advantages in realizing the potential of our opportunity:

•	We are the leading domain name marketplace, the key on-ramp in establishing a digital identity. We are the global market leader in domain name registration with approximately 59 million domains under management as of December 31, 2014, which represented approximately 21% of the world’s domains according to VeriSign’s Domain Name Industry Brief.

•	We combine an integrated cloud-technology platform with rich data science. At our core, we are a product and technology company. As of December 31, 2014, we had 794 engineers, 144 issued patents and 218 pending patent applications in the United States. Our investment in technology and development and our data science capabilities enable us to innovate and deliver a personalized experience to our customers.

•	We operate an industry-leading Customer Care team that also drives bookings. We give our customers much more than typical customer support. Our team is unique, blending personalized Customer Care with the ability to evaluate our customers’ needs, which allows us to help and advise them as well as drive incremental bookings for our business. Our Customer Care team contributed approximately 23% of our total bookings in 2014. Our customers respond to our personalized approach with high marks for customer satisfaction. Our proactive Customer Care model is a key component that helps create a long-term customer relationship which is reflected in our high retention rates.

•

Our brand and marketing efficiency. With a U.S. aided brand awareness score of 81% as of December 31, 2014 according to a survey we commissioned from BrandOutlook, GoDaddy ranks among the most recognized technology brands in the United States. Our tagline “It’s Go Time” reflects the spirit and initiative of our customers and links our brand to their experience. Through a combination of cost-effective direct-marketing, brand advertising and customer referrals, we have increased our total customers from approximately 8 million as of December 31, 2010 to approximately 13 million as of December 31, 2014.

•	Our people and our culture. We are a company whose people embody the grit and determination of our customers. Our world-class engineers, scientists, designers, marketers and Customer Care specialists share a passion for technology and its ability to change our customers’ lives. We value hard work, extraordinary effort, living passionately, taking intelligent risks and working together toward successful customer outcomes. Our relentless pursuit of doing right for our customers has been a crucial ingredient to our growth.

•	Our financial model. We have developed a stable and predictable business model driven by efficient customer acquisition, high customer retention rates and increasing lifetime spend. In each of the five years ended December 31, 2014, our customer retention rate exceeded 85% and our retention rate for customers who had been with us for over three years was approximately 90%. We believe that the breadth and depth of our product offerings and the high quality and responsiveness of our Customer Care team build strong relationships with our customers and are key to our high level of customer retention.

•	Our scale. We have achieved significant scale in our business which enables us to efficiently acquire new customers, serve our existing customers and continue to invest to support our growth.

•	As of December 31, 2014, we had approximately 12.7 million customers, and in 2014, we added more than 1.1 million customers.

•	In 2014, we generated $1.7 billion in total bookings up from $939 million in 2010, representing a compound annual growth rate, or CAGR, of 16%.

•	In 2014, we had $1.4 billion of revenue up from $741 million in 2010, representing a CAGR of 17%.

•	In the five years ended December 31, 2014, we invested to support our growth with $976 million and $656 million in technology and development expenses and marketing and advertising expenses, respectively.

Our Key Metrics

We generate bookings and revenue from sales of product subscriptions, including domain products, hosting and presence offerings and business applications. We use total bookings as a performance measure, given that we typically collect payment at the time of sale and recognize revenue ratably over the term of our customer contracts. We believe total bookings is an indicator of the expected growth in our revenue and the operating performance of our business. We have two primary sales channels: our website and our Customer Care team. In 2014, we derived approximately 76% and 23% of our total bookings through our website and our Customer Care team, respectively. In 2014, 25% of our total bookings was attributable to customers outside of the United States.

Our Strategy

We are pursuing the following principal strategies to drive our business:

•	Expand and innovate our product offerings. Our product innovation priorities include:

•	Deliver the next generation of naming. With over 280 million existing domains registered, it may be increasingly difficult for customers to find the name that best suits their needs. As a result, the Internet Corporation for Assigned Names and Numbers, or ICANN, has authorized the introduction of more than 1,300 new generic top-level domains, or gTLDs, over the next several years. These newly introduced gTLDs include names that are geared toward professions (e.g. .photography), personal interests (e.g. .guru), geographies (e.g. .london, .nyc and .vegas) and just plain fun (e.g. .ninja). Additionally, we believe there is great potential in the emerging secondary market to match buyers to sellers who already own the domains. We are continuing to invest in search, discovery and recommendation tools and transfer protocols for the combined markets of primary and secondary domains.

•	Power elegant and effortless presence. We will continue to invest in tools, templates and technology to make the process of building a professional looking mobile or desktop website simple and easy. Additionally, we are investing in products that help our customers drive their customer acquisition efforts (e.g. Get Found) by managing their presence across search engines, social networks and vertical marketplaces.

•	Make the business of business easy. Our business applications range from domain-specific email to payment and bookkeeping tools and help our customers grow their ventures. We intend to continue investing in the breadth of our product offerings that help our customers connect with their customers and run their businesses.

•	Win the Web Pros. We are investing in our end-to-end web professional offerings ranging from open application programming interfaces, or APIs, to our platform, delegation products and administrative tools as well as dedicated Customer Care resources. Our acquisition of Media Temple, Inc., or Media Temple, further expanded our web professional offerings, bolstered our dedicated Customer Care team and extended our reach into the web professional community.

•	Go global. As of December 31, 2014, approximately 28% of our customers were located in international markets, notably Canada, India and the United Kingdom. We began investing in the localization of our service offerings in markets outside of the United States in 2012 and, as of December 31, 2014, we offered localized products and Customer Care in 37 countries, 44 currencies and 17 languages. To support our international growth, we will continue investing to develop our local capabilities across products, marketing programs, data centers and Customer Care.

•	Partner up. Our flexible platform also enables us to acquire companies and quickly launch new products for our customers, including the launch of a series of partnerships ranging from Microsoft Office 365 for email to PayPal for payments. We also acquired companies and technologies in 2013 and 2014 that bolstered our product offerings. We intend to continue identifying technology acquisition targets and partnership opportunities that add value for our customers.

•	Make it personal. We are beginning to leverage data and insights to personalize the product and Customer Care experiences of our customers as well as tailor our solutions and marketing efforts to each of our customer groups. We are constantly seeking to improve our website, marketing programs and Customer Care to intelligently reflect where customers are in their lifecycle and identify their specific product needs. We intend to continue investing in our technology and data platforms to further enable our personalization efforts.

•	Wrap it with Care. We believe that our highly-rated Customer Care team is distinctive and essential to the lifetime value proposition we offer our customers. We are continuing to invest in improving the quality of our Customer Care resources as well as to introduce improved tools and processes across our expanding global footprint.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those described in “Risk Factors” immediately following this prospectus summary and elsewhere in this prospectus. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. These risks include, but are not limited to, the following:

•	our inability to attract and retain customers and increase sales to new and existing customers;

•	our inability to successfully develop and market products that respond promptly to the needs of our customers;

•	our failure to promote and maintain a strong brand;

•	the occurrence of service interruptions and security or privacy breaches;

•	system failures or capacity constraints;

•	evolving technologies and resulting changes in customer behavior or practices;

•	our failure to successfully or cost-effectively manage our marketing efforts and channels;

•	our failure to provide high-quality Customer Care;

•	significant competition; and

•	the business risks of international operations.

Summary of Offering Structure

As used in this prospectus, “existing owners” refers to the owners of Desert Newco, collectively, prior to the Reorganization Transactions, and “Continuing LLC Owners” refers to those existing owners who will retain their equity ownership in Desert Newco in the form of LLC Units after the Reorganization Transactions.

•	This offering is being conducted through what is commonly referred to as an “Up-C” structure, which is often used by partnerships and limited liability companies when they decide to undertake an initial public offering.

•	The Up-C structure allows existing owners of a partnership or limited liability company to continue to realize the tax benefits associated with their ownership in an entity that is treated as a partnership for income tax purposes following an initial public offering, and provides tax benefits and associated cash flow to both the issuer corporation in the initial public offering and the existing owners of the partnership or limited liability company.

•	After the completion of this offering, we will operate and control the business affairs of Desert Newco as its sole managing member, conduct our business through Desert Newco and its subsidiaries and include Desert Newco in our consolidated financial statements.

•	Investors in this offering will purchase shares of our Class A common stock.

•	GoDaddy Inc. intends to use all of the proceeds from the sale of its Class A common stock in this offering to purchase, directly and indirectly through a wholly owned subsidiary, LLC Units from Desert Newco at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts and commissions. The aggregate number of LLC Units purchased will be equal to the number of shares of Class A common stock sold to the public in this offering.

•	Generally, the existing owners of Desert Newco, including affiliates of KKR, Silver Lake, TCV and Bob Parsons, will continue to hold units with economic, non-voting interests in Desert Newco, or LLC Units, and will be issued a number of shares of our Class B common stock equal to the number of LLC Units held by them upon completion of this offering.

•	As of December 31, 2014 and prior to the Reorganization Transactions, LLC Units were owned as follows:

•	affiliates of KKR owned 36,008,011 LLC Units, or approximately 27.9% of the outstanding LLC Units;

•	affiliates of Silver Lake owned 36,008,011 LLC Units, or approximately 27.9% of the outstanding LLC Units;

•	affiliates of TCV owned 16,148,992 LLC Units, or approximately 12.5% of the outstanding LLC Units;

•	affiliates of Mr. Parsons owned 36,058,011 LLC Units, or approximately 28.0% of the outstanding LLC Units; and

•	other existing owners owned 4,779,975 LLC Units, or approximately 3.7% of the outstanding LLC Units.

•	The Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law.

•	The Class B common stock will not be publicly traded and will not entitle its holders to receive dividends or distributions upon a liquidation, dissolution or winding up of GoDaddy Inc.

•	Continuing LLC Owners will have the right to exchange their LLC Units, together with the corresponding shares of Class B common stock (which will be cancelled in connection with the exchange) for shares of our Class A common stock pursuant to the terms of an exchange agreement to be entered into in connection with this offering, or the Exchange Agreement.

•	In addition, LLC Units held by certain affiliates of KKR, Silver Lake and TCV will, prior to completion of this offering, be distributed to their affiliated corporate owners. These entities, which we refer to as the Blocker Companies, as described under “Organizational Structure,” will then merge separately with and into newly formed subsidiaries of GoDaddy Inc., and each of the surviving entities from such mergers will then merge with and into GoDaddy Inc. We refer to such transactions as the “Investor Corp Mergers.” Affiliates of the Blocker Companies, referred to as the Reorganization Parties, will receive a number of shares of our Class A common stock equal to the number of LLC Units held by the Blocker Companies prior to the Investor Corp Mergers.

•	As a result of these transactions and this offering, upon completion of this offering:

•	Our Class A common stock will be held as follows:

•	23,000,000 shares (or 26,000,000 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) by investors in this offering; and

•	38,825,912 shares by the Reorganization Parties.

•	Our Class B common stock (together with the same amount of LLC Units) will be held as follows:

•	90,425,288 shares and LLC Units by the Continuing LLC Owners.

•	The combined voting power in GoDaddy Inc. will be as follows:

•	15.1% for investors in this offering (or 16.7% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	25.5% for the Reorganization Parties (or 25.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	59.4% for the Continuing LLC Owners (or 58.2% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

•	Under various tax receivables agreements, or TRAs, to be entered into in connection with this offering, GoDaddy Inc. generally will retain approximately 15% of certain tax savings that are available to it under the tax rules applicable to the Up-C structure, and generally will be required to pay approximately 85% of such tax savings to the existing owners.

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Our ability to make payments under the TRAs and to pay our own tax liabilities to taxing authorities will require that we receive distributions from Desert Newco. These tax distributions will include pro rata distributions to us and the other holders of LLC Units, including the Sponsors, calculated by reference to the taxable income of Desert Newco. Generally, these tax distributions will be computed based on an assumed income tax rate equal to the sum of (i) the maximum marginal federal income tax rate applicable to an individual (including, solely in the case of any current owner of The Go Daddy Group Inc., the 3.8% tax on net investment income to the extent such tax is applicable to Desert Newco income allocable to such owner) and (ii) 7%, which represents an assumed blended state income tax rate. As of December 31, 2014, this assumed income tax rate was 46.6% (which would increase to 50.4% with respect to a current owner of The Go Daddy Group Inc. if the tax on net investment income were to apply to all of its allocable share of income from Desert Newco). It is not expected that the tax on net investment income will apply to a significant portion of the income of Desert Newco allocable to current owners of The Go Daddy Group, Inc. Notwithstanding the potential differences, described above, in the assumed tax rate applicable in respect of different owners, Desert Newco will make tax distributions pro rata to LLC Unit ownership. In addition, under the tax rules, Desert Newco is required to allocate net taxable income disproportionately to its unit holders in certain circumstances. Because tax distributions will be determined based on the holder of LLC Units who is allocated the largest amount of taxable income on a per unit basis, but will be made pro rata based on ownership, Desert Newco will be required to make tax distributions that will likely exceed the actual tax liability incurred by many of the existing owners of Desert Newco in respect of their ownership of Desert Newco and that, in the aggregate, will likely exceed the amount of taxes that Desert Newco would have paid if it were taxed on its net income at the assumed rate applicable to current owners of The Go Daddy Group, Inc.

See “Risk Factors—Risks Related to Our Company and Organizational Structure,” “Organizational Structure” and “Certain Relationships and Related Party Transactions.”

The diagram below depicts our organizational structure immediately following this offering assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

Corporate Background and Information

We were incorporated in Delaware on May 28, 2014. We are a newly formed corporation, have no material assets and have not engaged in any business or other activities except in connection with the Reorganization Transactions described under “Organizational Structure.” Our principal executive offices are located at 14455 N. Hayden Road, Scottsdale, Arizona 85260 and our telephone number is (480) 505-8800. Our website is www.godaddy.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

GoDaddy, the GoDaddy design logo and other GoDaddy trademarks and service marks included in this prospectus are the property of GoDaddy Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Class A common stock offered by us	23,000,000 shares.

Class A common stock to be outstanding after this offering	61,825,912 shares (or 152,251,200 shares if all then outstanding exchangeable LLC Units were exchanged for newly-issued shares of Class A common stock on a one-for-one basis).

Class B common stock to be outstanding after this offering	90,425,288 shares.

Voting power held by holders of Class A common stock after giving effect to this offering	40.6%

Voting power held by holders of Class B common stock after giving effect to this offering	59.4%

Option to purchase additional shares of Class A common stock	We have granted the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 3,000,000 shares of Class A common stock.

Use of proceeds

We estimate that the gross proceeds will be approximately $460 million (or approximately $520 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) from the sale of 20,500,000 shares of our Class A common stock to the underwriters and an aggregate of 2,500,000 shares of our Class A common stock to certain entities affiliated with KKR, Silver Lake, TCV and Bob Parsons, based on the initial public offering price of $20.00 per share.

We intend to contribute approximately $25 million of these proceeds to GD Subsidiary Inc. and to use the remaining proceeds, and to cause GD Subsidiary Inc. to use the proceeds contributed to it, to purchase newly-issued LLC Units from Desert Newco, as described under “Organizational Structure—Reorganization Transactions.” We intend to cause Desert Newco to (i) pay the unpaid expenses of this offering payable by us, including the underwriting discounts and commissions, which we estimate will be $34 million in the aggregate, (ii) make a final payment, which we estimate will be $26 million in the aggregate, to the Sponsors and TCV upon the termination of the transaction and monitoring fee agreement, in accordance with its terms, in connection with the completion of this offering, (iii) make a payment of $3 million to Bob Parsons upon the termination of the executive chairman services agreement, in accordance with its terms, in connection with the completion of this offering and (iv) make a payment of $315 million to repay the senior note (including related prepayment premiums and accrued interest). Any remaining proceeds will be used for general corporate purposes. Our intended uses for general corporate purposes may include working capital, sales and marketing activities, solution and platform development, general and administrative matters, and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. See “Use of Proceeds.”

Voting rights

Following the Reorganization Transactions, unit holders of Desert Newco (other than GoDaddy Inc. and GD Subsidiary Inc.) will hold one share of Class B common stock for each LLC Unit held by them. The shares of Class B common stock have no economic rights.

Each share of Class A common stock and Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law. See “Description of Capital Stock.”

When LLC Units and a corresponding number of shares of Class B common stock are exchanged for Class A common stock by a holder of LLC Units pursuant to the Exchange Agreement described below, such shares of Class B common stock will be cancelled.

Dividend policy

We do not intend to pay dividends on our Class A common stock in the foreseeable future.

Immediately following this offering, GoDaddy Inc. will be a holding company, and either directly or through its wholly owned subsidiary GD Subsidiary Inc., its principal asset will be a controlling equity interest in Desert Newco. If GoDaddy Inc. decides to pay a dividend in the future, it would need to cause Desert Newco to make distributions to GoDaddy Inc. in an amount sufficient to cover such dividend. If Desert Newco makes such distributions to GoDaddy Inc., the other holders of LLC Units will be entitled to receive pro rata distributions.

Our ability to pay dividends on our Class A common stock is limited by our existing indebtedness, and may be further restricted by the terms of any future debt or preferred securities incurred or issued by us or our subsidiaries. See “Dividend Policy” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Exchange agreement	Prior to this offering, we will enter into the Exchange Agreement with Continuing LLC Owners so that they may, subject to the terms of the Exchange Agreement, exchange their LLC Units, together with the corresponding shares of Class B common stock, for shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. When a LLC Unit, together with a share of our Class B common stock, is exchanged for a share of our Class A common stock, the corresponding share of our Class B common stock will be cancelled.

Tax receivable agreements

Future exchanges of LLC Units, together with the corresponding shares of Class B common stock, for shares of our Class A common stock are expected to produce favorable tax attributes for us, as are the Investor Corp Mergers described under “Organizational Structure.” These tax attributes would not be available to us in the absence of those transactions. Upon the closing of this offering, we will be a party to five TRAs. Under these agreements, we generally expect to retain the benefit of approximately 15% of the applicable tax savings after our payment obligations below are taken into account.

Under the first of those agreements, we generally will be required to pay to Continuing LLC Owners approximately 85% of the applicable savings, if any, in income tax that we are deemed to realize (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of:

•    certain tax attributes that are created as a result of the exchanges of their LLC Units, together with the corresponding shares of Class B common stock, for shares of our Class A common stock;

•    any existing tax attributes associated with their LLC Units the benefit of which is allocable to us as a result of the exchanges of their LLC Units, together with the corresponding shares of Class B common stock, for shares of our Class A common stock (including the portion of Desert Newco’s existing tax basis in its assets that is allocable to the LLC Units, together with the corresponding shares of Class B common stock, that are exchanged);

•    tax benefits related to imputed interest; and

•    payments under such TRA.

Under the other TRAs, we generally will be required to pay to each Reorganization Party described under “Organizational Structure” approximately 85% of the amount of savings, if any, in U.S. federal, state and local income tax that we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of:

•    any existing tax attributes associated with LLC Units acquired in the applicable Investor Corp Merger the benefit of which is allocable to us as a result of such Investor Corp Merger (including the allocable share of Desert Newco’s existing tax basis in its assets);

•    net operating losses available as a result of the applicable Investor Corp Merger; and

•    tax benefits related to imputed interest.

For purposes of calculating the income tax savings we are deemed to realize under the TRAs, we will calculate the U.S. federal income tax savings using the actual applicable U.S. federal income tax rate and will calculate the state and local income tax savings using 5% for the assumed combined state and local tax rate, which represents an approximation of our combined state and local income tax rate, net of federal income tax benefits. See “Organizational Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.”

Controlled company	Upon the completion of this offering, affiliates of KKR, Silver Lake, TCV and Bob Parsons, our founder, will control approximately 83.4% of the combined voting power of our outstanding common stock. As a result, we will be a “controlled company” under the New York Stock Exchange corporate governance standards. Under these standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards. See “Management—Controlled Company.”

New York Stock Exchange trading symbol	“GDDY”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before investing in our Class A common stock.

Conflicts of interest	KKR Capital Markets LLC, an underwriter of this offering, is an affiliate of KKR, the investment adviser to certain of our existing owners, and is deemed to be our affiliate for purposes of FINRA Rules 5121(f)(1) and 5121(f)(5)(B). Because these existing owners will own more than 10% of our outstanding capital stock, a “conflict of interest” is deemed to exist under Financial Industry Regulatory Authority, Inc., or FINRA, Rule 5121(f)(5)(B). Accordingly, this offering is being made in compliance with the requirements of Rule 5121(a)(1)(A). Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. In accordance with Rule 5121, KKR Capital Markets LLC will not sell any of our securities to a discretionary account without receiving written approval from the account holder.

Certain entities affiliated with KKR, Silver Lake, TCV and Bob Parsons, each a beneficial owner of more than 5% of our capital stock and an affiliate of a member of our board of directors, have agreed to purchase an aggregate of 2,500,000 shares of our Class A common stock offered pursuant to this prospectus on a pro rata basis based on their existing ownership (724,665, 724,665, 325,000 and 725,670 shares of our Class A common stock, respectively) directly from us at the initial public offering price of $20.00 per share. The underwriters will not receive any underwriting discounts or commissions from our sales of shares to these affiliates. The shares purchased by such affiliates will be subject to lock-up restrictions described in the section entitled “Underwriters.”

In this prospectus, unless otherwise indicated, the number of shares of our Class A common stock outstanding and the other information based thereon does not reflect:

•	26,647,614 shares of Class A common stock issuable upon the exercise of options to purchase LLC Units that were outstanding as of December 31, 2014, with a weighted-average exercise price of $8.27 per unit, that become exercisable for shares of our Class A common stock immediately following this offering;

•	115,538 shares of Class A common stock issuable upon the exercise of warrants to purchase LLC Units that were outstanding as of December 31, 2014, with an exercise price of $7.44 per unit, that become exercisable for shares of our Class A common stock immediately following this offering;

•	86,992 shares of Class A common stock issuable upon the vesting of restricted stock units, or RSUs, with respect to LLC Units that were outstanding as of December 31, 2014;

•	6,050,048 additional shares of Class A common stock, subject to increase on an annual basis, reserved for future issuance under our 2015 Equity Incentive Plan, which will become effective in connection with the completion of this offering, plus 4,235,413 shares of Class A common stock reserved for future issuance under our 2011 Unit Incentive Plan, which shares will be added to the shares of Class A common stock to be reserved under our 2015 Equity Incentive Plan upon its effectiveness;

•	2,000,000 additional shares of Class A common stock, subject to increase on an annual basis, reserved for future issuance under our 2015 Employee Stock Purchase Plan, or our ESPP, which will become effective in connection with the completion of this offering; and

•	90,425,288 shares of Class A common stock issuable upon exchange of the same number of LLC Units (together with the same number of shares of our Class B common stock) that will be held by certain of our existing owners immediately following this offering.

Except as otherwise indicated, all information in this prospectus assumes:

•	a one-for-two reverse split of LLC Units, which became effective in March 2015; and

•	no exercise by the underwriters of their option to purchase up to an additional 3,000,000 shares of Class A common stock from us in this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated financial data. The consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 is derived from Desert Newco’s audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The summary consolidated financial data presented below is not necessarily indicative of the results to be expected for any future period. You should read the following summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Year Ended December 31,
	2012	2013	2014
	(in thousands, except per share or per unit data)
Consolidated Statements of Operations Data:
Total revenue	$910,903	$1,130,845	$1,387,262
Costs and operating expenses:
Cost of revenue	430,299	473,868	518,382
Technology and development	175,406	207,941	254,440
Marketing and advertising	130,123	145,482	164,671
Customer care	132,582	150,932	190,503
General and administrative	106,377	143,980	168,383
Depreciation and amortization	138,620	140,567	152,759

Total costs and operating expenses	1,113,407	1,262,770	1,449,138

Operating loss	(202,504)	(131,925)	(61,876)
Interest expense	(79,092)	(70,978)	(84,997)
Other income (expense), net	2,326	1,877	744

Loss before taxes	(279,270)	(201,026)	(146,129)
Benefit (provision) for taxes	218	1,142	2,824

Net loss	$(279,052)	$(199,884)	$(143,305)

Basic and diluted net loss per share or per unit	$(2.21)	$(1.58)	$(1.11)

Weighted-average common shares or units outstanding—basic and diluted	126,098	126,663	128,567

Pro forma basic and diluted net loss per share (unaudited)(1)			$(0.85)

Pro forma weighted-average common shares outstanding (unaudited)(2)			54,557

(1)	Pro forma basic and diluted net loss per share have been adjusted to reflect $28,682 of lower interest expense related to the repayment of the senior note (including related prepayment premiums and accrued interest), using a portion of the proceeds of this offering as if such indebtedness had been repaid as of the beginning of the period.
(2)	Pro forma weighted-average shares includes approximately 15.7 million shares of common stock to be issued in this offering, representing only those shares whose proceeds will be used to repay the senior note (including related prepayment premiums and accrued interest), based on the initial public offering price of $20.00 per share. The issuance of such shares is assumed to have occurred as of the beginning of the period.

	As of December 31, 2014
	Actual	Pro Forma As Adjusted(1)
	(unaudited, in thousands, except per share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$138,968	$221,300
Prepaid domain name registry fees	425,651	425,651
Property and equipment, net	220,905	220,905
Total assets	3,264,805	3,340,096
Deferred revenue	1,252,512	1,252,512
Long-term debt, including current portion	1,418,922	1,126,364
Total liabilities	2,854,414	2,723,717
Total members’/stockholders’ equity	410,391	616,379

(1)	Pro forma as adjusted balance sheet data presents balance sheet data on a pro forma as adjusted basis for GoDaddy Inc. after giving effect to (i) the Reorganization Transactions described under “Organizational Structure,” (ii) the creation of certain tax assets in connection with this offering and the Reorganization Transactions, (iii) the creation of related liabilities in connection with entering into the TRAs with certain of our existing owners and (iv) the sale by us of 23.0 million shares of Class A common stock pursuant to this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” based on the initial public offering price of $20.00 per share.

Key Metrics

We monitor the following key metrics to help us evaluate growth trends, establish budgets and assess operational performance. In addition to our results determined in accordance with U.S. generally accepted accounting principles, or GAAP, we believe the following non-GAAP and operational measures are useful in evaluating our business:

	Year Ended December 31,
	2012	2013	2014
	(unaudited; in thousands, except ARPU)
Total bookings	$1,249,565	$1,397,936	$1,675,198
Total customers at period end	10,236	11,584	12,709
Average revenue per user (ARPU) for the trailing 12 months ended	$93	$104	$114
Adjusted EBITDA	$173,875	$196,323	$271,497

Total bookings. Total bookings represents gross cash receipts from the sale of products to customers in a given period before giving effect to certain adjustments, primarily net refunds granted in the period. Total bookings provides valuable insight into the sales of our products and the performance of our business given that we typically collect payment at the time of sale and recognize revenue ratably over the term of our customer contracts. We report total bookings without giving effect to refunds granted in the period. Refunds often occur in periods different from the period of sale for reasons unrelated to the marketing efforts leading to the initial sale. Accordingly, by excluding net refunds, we believe total bookings reflects the effectiveness of our sales efforts in a given period.

Total customers. We define total customers as those that, as of the end of a period, have an active subscription. A single user may be counted as a customer more than once if the user maintains active subscriptions in multiple accounts. Total customers is an indicator of the scale of our business and is a critical factor in our ability to increase our revenue base.

Average revenue per user (ARPU). We calculate average revenue per user, or ARPU, as total revenue during the preceding 12 month period divided by the average of the number of total customers at the beginning and end of the period. ARPU provides insight into our ability to sell additional products to customers, though the impact to date has been muted due to our continued growth in total customers. The impact of purchase accounting adjustments makes comparisons of ARPU among historical periods less meaningful; however, in future periods, as the effects of purchase accounting decrease, ARPU will become a more meaningful metric. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Purchase Accounting.”

Adjusted EBITDA. Adjusted EBITDA is a measure of our performance that aligns our bookings and operating expenditures, and is the primary metric management uses to evaluate the profitability of our business. We calculate adjusted EBITDA as net loss excluding depreciation and amortization, interest expense (net), provision (benefit) for income taxes, equity-based compensation expense, change in deferred revenue, change in prepaid and accrued registry costs, acquisition and sponsor-related costs and a non-recurring reserve for sales taxes. Acquisition and sponsor-related costs include (i) retention and acquisition-specific employee costs, (ii) acquisition-related professional fees, (iii) adjustments to the fair value of contingent consideration, (iv) costs incurred under the transaction and monitoring fee agreement with the Sponsors and TCV, which will cease following a final payment in connection with the completion of this offering, (v) costs incurred under the executive chairman services agreement, which will cease following a payment in connection with the completion of this offering and (vi) costs associated with consulting services provided by KKR Capstone. As a result of our business model, we typically collect payment at the time of sale and generally recognize revenue ratably over the term of our customer contracts. At the time of a domain sale, we also incur the obligation for the domain name registry fees associated with the customer contract. As a result, sales to customers increase our deferred revenue and prepaid and accrued registry costs. We therefore adjust net loss for changes in deferred revenue and changes in the associated prepaid and accrued registry costs to facilitate a better comparison of our performance from period to period.

See “Selected Consolidated Financial Data—Key Metrics” for more information and reconciliations of our key metrics to the most directly comparable financial measures calculated and presented in accordance with GAAP.

RISK FACTORS

This offering and an investment in our Class A common stock involve a high degree of risk. You should consider carefully the risks described below and all other information contained in this prospectus, before you decide to buy our Class A common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our Class A common stock would likely decline and you might lose all or part of your investment.

Risks Related to Our Business

If we are unable to attract and retain customers and increase sales to new and existing customers, our business and operating results would be harmed.

Our success depends on our ability to attract and retain customers and increase sales to new and existing customers. We derive a substantial portion of our revenue from domains and our hosting and presence products. The rate at which new and existing customers purchase and renew subscriptions to our products depends on a number of factors, including those outside of our control. Although our total customers and revenue have grown rapidly in recent periods, we cannot be assured that we will achieve similar growth rates in future periods. In future periods, our total customers and revenue could decline or grow more slowly than we expect. Our sales could fluctuate or decline as a result of lower demand for domain names, websites and related products, declines in our customers’ level of satisfaction with our products and our Customer Care, the timeliness and success of product enhancements and introductions by us and those of our competitors, the pricing offered by us and our competitors, the frequency and severity of any system outages, breaches and technological change. Our revenue has grown historically due in large part to sustained customer growth rates and strong renewal sales of subscriptions to our domain name registration and hosting and presence products. Our future success depends in part on maintaining strong renewal sales. Our costs associated with renewal sales are substantially lower than costs associated with generating revenue from new customers and costs associated with generating sales of additional products to existing customers. Therefore, a reduction in renewals, even if offset by an increase in other revenue, would reduce our operating margins in the near term. Any failure by us to continue to attract new customers or maintain strong renewal sales could have a material adverse effect on our business, growth prospects and operating results. In addition, we also offer business application products such as personalized email accounts and recently expanded our product offerings to include a wider array of these products. If we are unable to increase sales of these additional products to new and existing customers, our growth prospects may be harmed.

If we do not successfully develop and market products that anticipate or respond promptly to the needs of our customers, our business and operating results may suffer.

The markets in which we compete are characterized by constant change and innovation, and we expect them to continue to evolve rapidly. Our historical success has been based on our ability to identify and anticipate customer needs and design products that provide small businesses and ventures with the tools they need to create, manage and augment their digital identity. To the extent we are not able to continue to identify challenges faced by small businesses and ventures and provide products that respond in a timely and effective manner to their evolving needs, our business, operating results and financial condition will be adversely affected.

The process of developing new technology is complex and uncertain. If we fail to accurately predict customers’ changing needs or emerging technological trends, or if we fail to achieve the benefits expected from our investments in technology (including investments in our internal development efforts, acquisitions or partner programs), our business could be harmed. We must continue to commit significant resources to develop our technology in order to maintain our competitive position, and these commitments will be made without knowing whether such investments will result in products the market will accept. Our new products or product enhancements could fail to attain meaningful market acceptance for many reasons, including:

•	delays in releasing new products or product enhancements, or those of companies we may acquire, to the market;

•	our failure to accurately predict market demand or customer preferences;

•	defects, errors or failures in product design or performance;

•	negative publicity about product performance or effectiveness;

•	introduction of competing products (or the anticipation thereof) by other market participants;

•	poor business conditions for our customers or poor general macroeconomic conditions;

•	the perceived value of our products or product enhancements relative to their cost; and

•	changing regulatory requirements adversely affecting the products we offer.

There is no assurance that we will successfully identify new opportunities, develop and bring new products to market on a timely basis, or that products and technologies developed by others will not render our products or technologies obsolete or noncompetitive, any of which could adversely affect our business and operating results. If our new products or enhancements do not achieve adequate acceptance in the market, or if our new products do not result in increased sales or subscriptions, our competitive position will be impaired, our anticipated revenue growth may not be achieved and the negative impact on our operating results may be particularly acute because of the upfront technology and development, marketing and advertising and other expenses we may incur in connection with the new product or enhancement.

Our brand is integral to our success. If we fail to effectively protect or promote our brand, our business and competitive position may be harmed.

Effectively protecting and maintaining awareness of our brand is important to our success, particularly as we seek to attract new customers globally. We have invested, and expect to continue to invest, substantial resources to increase our brand awareness, both generally and in specific geographies and to specific customer groups, such as web professionals, or Web Pros. There can be no assurance that our brand development strategies will enhance the recognition of our brand or lead to increased sales. Furthermore, our international branding efforts may prove unsuccessful due to language barriers and cultural differences. If our efforts to effectively protect and promote our brand are not successful, our operating results may be adversely affected. In addition, even if our brand recognition and loyalty increases, our revenue may not increase at a level that is commensurate with our marketing spend.

Our brand campaigns have historically included high-visibility events, such as the Super Bowl, and have involved celebrity endorsements or provocative themes. Some of our past advertisements have been controversial. During 2013 and 2014, we began re-orienting our brand position to focus more specifically on how we help individuals start, grow and run their own ventures. For example, one of our 2014 Super Bowl commercials featured one of our customers leaving her job as an operating engineer to pursue her dream of opening her own business. There can be no assurance that we will succeed in repositioning our brand, or that by doing so we will grow our total customers, increase our revenue or maintain our current high level of brand recognition. If we fail in these branding efforts, our business and operating results could be adversely affected.

A security breach or network attack could delay or interrupt service to our customers, harm our reputation or subject us to significant liability.

Our operations depend on our ability to protect our network and systems against interruption or damage from unauthorized entry, computer viruses, denial of service attacks and other security threats beyond our control. In addition, from time to time, we may suspend a customer’s domain name when certain activity on their site breaches our terms of service (for example, phishing or resource misuse) or harms other customers’ websites that share the same resources. We regularly experience denial or disruption of service, or DDOS, attacks by hackers aimed at disrupting service to our customers and placing illegal or abusive content on our or our customers’ websites, and we may be subject to DDOS attacks or content abuse in the future. We may also suspend a customer’s website if it is repeatedly targeted by DDOS attacks that disrupt other customers’ websites or servers or otherwise impacts our infrastructure. We cannot guarantee that our backup systems, regular data backups, security protocols, network protection mechanisms and other procedures currently in place, or that may be in place in the future, will be adequate to prevent network and service interruption, system failure, damage to one or more of our systems or data loss. Also, our products are cloud-based, and the amount of data we store for our customers on our servers has been increasing as our business has grown. Despite the implementation of security measures, our infrastructure may be vulnerable to computer viruses, worms, other malicious software programs, illegal or abusive content or similar disruptive problems caused by our customers, employees, consultants or other Internet users who attempt to invade or disrupt public and private data networks. Any actual or perceived breach of our security could damage our reputation and brand, expose us to a risk of loss or litigation and possible liability, require us to expend significant capital and other resources to alleviate problems caused by the breach, and deter customers from using our products, any of which would harm our business, financial condition and operating results.

If the security of the confidential information or personally identifiable information we maintain, including that of our customers and the visitors to our customers’ websites stored in our systems, is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.

Our business involves the storage and transmission of confidential information, including personally identifiable information. We take steps to protect the security, integrity and confidentiality of the personal information and other sensitive information, including payment card information, that we collect, store or transmit, but cannot guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. If third parties succeed in penetrating our network security or that of our vendors and partners, or in otherwise accessing or obtaining without authorization the payment card information or other sensitive or confidential information that we or our vendors and partners maintain, we could be subject to liability. Hackers or individuals who attempt to breach our network security or that of our vendors and partners could, if successful, cause the unauthorized disclosure, misuse, or loss of personally identifiable information or other confidential information, including payment card information, suspend our web-hosting operations or cause malfunctions or interruptions in our networks.

If we or our partners experience any breaches of our network security or sabotage, or otherwise suffer unauthorized use or disclosure of, or access to, personally identifiable information or other confidential information, including payment card information, we might be required to expend significant capital and resources to protect against or address these problems. We may not be able to remedy any problems caused by hackers or other similar actors in a timely manner, or at all. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until after they are launched against a target, we and our vendors and partners may be unable to anticipate these techniques or to implement adequate preventative measures. Advances in computer capabilities, discoveries of new weaknesses and other developments with software generally used by the Internet community, such as the recently discovered Heartbleed vulnerability, which is a vulnerability in Secure Sockets Layer, or SSL, or the Shellshock vulnerability in the Bash shell, also increase the risk that we will suffer a security breach. We and our partners also may suffer security breaches or unauthorized access to personally identifiable information and other confidential information, including payment card information, due to employee error, rogue employee activity, unauthorized access by third parties acting with malicious intent or who commit an inadvertent mistake or social engineering. If an actual or perceived breach of our security occurs, the perception of the effectiveness of our security measures and our reputation could be harmed and we could lose current and potential customers.

Security breaches or other unauthorized access to personally identifiable information and other confidential information, including payment card information, could result in claims against us for unauthorized purchases with payment card information, identity theft or other similar fraud claims as well as for other misuses of personally identifiable information, including for unauthorized marketing purposes, which could result in a material adverse effect on our business or financial condition. Moreover, these claims could cause us to incur penalties from payment card associations (including those resulting from our failure to adhere to industry data security standards), termination by payment card associations of our ability to accept credit or debit card payments, litigation and adverse publicity, any of which could have a material adverse effect on our business and financial condition.

We are exposed to the risk of system failures and capacity constraints.

We have experienced, and may in the future experience, system failures and outages that disrupt the operation of our websites or our products such as web-hosting and email, or the availability of our Customer Care operations. For example, certain of our customers experienced a service outage in September 2012, which led to our granting of $10.4 million of service disruption credits to certain customers. Our revenue depends in large part on the volume of traffic to our websites, the number of customers whose websites we host on our servers and the availability of our Customer Care operations. Accordingly, the performance, reliability and availability of our websites and servers for our corporate operations and infrastructure, as well as in the delivery of products to customers, are critical to our reputation and our ability to attract and retain customers.

We are continually working to expand and enhance our website features, technology and network infrastructure and other technologies to accommodate substantial increases in the volume of traffic on our godaddy.com and affiliated websites, the number of customer websites we host and our overall total customers. We may be unsuccessful in these efforts, or we may be unable to project accurately the rate or timing of these increases. In the future, we may be required to allocate resources, including spending substantial amounts, to build, purchase or lease data centers and equipment and upgrade our technology and network infrastructure in order to handle increased customer traffic, as well as increased traffic to customer websites that we host. We cannot predict whether we will be able to add network capacity from third-party suppliers or otherwise as we require it. In addition, our network or our suppliers’ networks might be unable to achieve or maintain data transmission capacity high enough to process orders or download data effectively in a timely manner. Our failure, or our suppliers’ failure, to achieve or maintain high data transmission capacity could significantly reduce consumer demand for our products. Such reduced demand and resulting loss of traffic, cost increases, or failure to accommodate new technologies could harm our business, revenue and financial condition.

Our systems, including those of our data centers and Customer Care operations, are also vulnerable to damage from fire, power loss, telecommunications failures, computer viruses, physical and electronic break-ins and similar events. The property and business interruption insurance coverage we carry may not be adequate to compensate us fully for losses that may occur.

Evolving technologies and resulting changes in customer behavior or customer practices may impact the value of and demand for domain names.

Historically, Internet users would typically navigate to a website by directly typing its domain name into a web browser or navigation bar. The domain name serves as a branded, unique identifier not unlike a phone number or email address. People now use multiple methods in addition to direct navigation to access websites. For example, people increasingly use search engines to find and access websites as an alternative to typing a website address directly into a web browser navigation bar. People are also using social networking and microblogging sites more frequently to find and access websites. Further, as people continue to access the Internet more frequently through applications on mobile devices, domain names become less prominent and their value may decline. These evolving technologies and changes in customer behavior may have an adverse effect on our business and prospects.

We rely on our marketing efforts and channels to promote our brand and acquire new customers. These efforts may require significant expense and may not be successful or cost-effective.

We use a variety of marketing channels to promote our brand, including online keyword search, sponsorships and celebrity endorsements, television, radio and print advertising, email and social media marketing. If we lose access to one or more of these channels, such as online keyword search, because the costs of advertising become prohibitively expensive or for other reasons, we may become unable to promote our brand effectively, which could limit our ability to grow our business. Further, if our marketing activities fail to generate traffic to our website, attract customers and lead to new and renewal sales of our subscriptions at the levels that we anticipate, our business and operating results would be adversely affected. There can be no assurance that our marketing efforts will succeed or be cost-efficient, and if our customer acquisition costs increase, our business, operating results and financial performance could be adversely affected.

Our ability to increase sales of our products is highly dependent on the quality of our Customer Care. Our failure to provide high-quality Customer Care would have an adverse effect on our business, brand and operating results.

Our Customer Care team has historically contributed significantly to our total bookings. In 2014, we generated approximately 23% of our total bookings from sales that originated through our Customer Care team.

The majority of our current offerings are designed for customers who often self-identify as having limited to no technology skills. Our customers depend on our Customer Care to assist them as they create, manage and grow their digital identities. After launching their sites and leveraging our product offerings, customers depend on our Customer Care team to quickly resolve any issues relating to those offerings. Notwithstanding our commitment to Customer Care, our customers will occasionally encounter interruptions in service and other technical challenges and it is therefore critical that we are there to provide ongoing, high-quality support to help ensure high renewal rates and cross-selling of our products. Additionally, we recently expanded our focus to include Web Pros and are also expanding into non-U.S. markets. We must continue to refine our efforts in Customer Care so that we can adequately serve these customer groups as we expand.

If we do not provide effective ongoing Customer Care, our ability to sell our products to new and existing customers could be harmed, our subscription renewal rates may decline and our reputation may suffer, any of which could adversely affect our business, reputation and operating results.

We face significant competition for our products in the domain name registration and web-hosting markets and other markets in which we compete, which we expect will continue to intensify, and we may not be able to maintain or improve our competitive position or market share.

We provide cloud-based solutions that enable individuals, businesses and organizations to establish an online presence, connect with customers and manage their ventures. The market for providing these solutions is highly fragmented with some vendors providing part of the solution and highly competitive with many existing competitors. These solutions are also rapidly evolving, creating opportunity for new competitors to enter the market addressing specific solutions or segments of the market. In some instances, we have commercial partnerships with companies with whom we also compete. Given our broad product portfolio, we compete with niche point-solution products and broader solution providers. Our competitors include providers of traditional domain registration services and web-hosting solutions, website creation and management solutions, e-commerce enablement providers, cloud computing service and online security providers, alternative web presence and marketing solutions providers and providers of productivity tools such as business-class email.

We expect competition to increase in the future from competitors in the domain and hosting and presence markets, such as Endurance, United Internet, Web.com and Rightside, as well as competition from companies such as Amazon, Google and Microsoft, all of which are providers of web-hosting and other cloud-based services and have recently entered the domain name registration business as upstream registries, and eBay and Facebook, both of which offer robust Internet marketing platforms. Google recently launched a beta version of its new Google Domains service, whereby it intends to sell domain name registration services to third-parties. Some of our current and potential competitors have greater resources, more brand recognition and consumer awareness, more diversified product offerings, greater international scope and larger customer bases than we do, and we may therefore not be able to effectively compete with them. If these competitors and potential competitors decide to devote greater resources to the development, promotion and sale of products in the markets in which we compete, or if the products offered by these companies are more attractive to or better meet the evolving needs of our customers, our market share, growth prospects and operating results may be adversely affected.

In addition, in an attempt to gain market share, competitors may offer aggressive price discounts or alternative pricing models on the products they offer, such as so-called “freemium” pricing in which a basic offering is provided for free with advanced features provided for a fee, or increase commissions paid to their referral sources. As a result, increased competition could result in lower sales, price reductions, reduced margins and the loss of market share.

Furthermore, conditions in our market could change rapidly and significantly as a result of technological advancements, partnering by our competitors or continuing market consolidation. New start-up companies that innovate and large competitors that are making significant investments in technology and development may invent similar or superior products and technologies that compete with our products and technology. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their ability to compete. The continued entry of competitors into the domain name registration and web-hosting markets, and the rapid growth of some competitors that have already entered each market, may make it difficult for us to maintain our market position. Our ability to compete will depend upon our ability to provide a better product than our competitors at a competitive price and supported by superior Customer Care. To remain competitive, we may be required to make substantial additional investments in research, development, marketing and sales in order to respond to competition, and there can be no assurance that these investments will achieve any returns for us or that we will be able to compete successfully in the future.

The future growth of our business depends in significant part on increasing our international bookings. Our recent and continuing international expansion efforts subject us to additional risks.

Bookings outside of the United States represented 22%, 24% and 25% of our totals for 2012, 2013 and 2014, respectively. In 2012, we began the process of localizing our products in numerous markets, languages and currencies, expanding our systems to accept payments in forms that are common outside of the United States, focusing our marketing efforts in numerous non-U.S. geographies, tailoring our Customer Care offerings to serve these markets, expanding our infrastructure in various non-U.S. locations and establishing Customer Care operations in overseas locations. We intend to continue our international expansion efforts. As a result, we must continue to hire and train experienced personnel to staff and manage our international expansion. Our international expansion efforts may be slow or unsuccessful to the extent that we experience difficulties in recruiting, training, managing and retaining qualified personnel with international experience, language skills and cultural competencies in the geographic markets we target. Furthermore, as we continue to expand internationally, it may prove difficult to maintain our corporate culture, which we believe has been critical to our success. In addition, we have limited experience operating in foreign jurisdictions. Conducting and expanding international operations subjects us to new risks that we have not generally faced in the United States, including the following:

•	management, communication and integration problems resulting from language barriers, cultural differences and geographic dispersion of our customers and personnel;

•	the success of our efforts to localize and adapt our products for specific countries, including language translation of, and associated Customer Care support for, our products;

•	compliance with foreign laws, including laws regarding online disclaimers, advertising, liability of online service providers for activities of customers especially with respect to hosted content and more stringent laws in foreign jurisdictions relating to consumer privacy and protection of data collected from individuals and other third parties;

•	accreditation and other regulatory requirements to provide domain name registration, web-hosting and other products in foreign jurisdictions;

•	greater difficulty in enforcing contracts, including our universal terms of service and other agreements;

•	increased expenses incurred in establishing and maintaining office space and equipment for our international operations;

•	greater costs and expenses associated with international marketing and operations;

•	greater risk of unexpected changes in regulatory practices, tariffs and tax laws and treaties;

•	different or lesser degrees of protection for our or our customers’ intellectual property and free speech rights in certain countries;

•	increased exposure to foreign currency risks;

•	increased risk of a failure of employees to comply with both U.S. and foreign laws, including export and antitrust regulations, anti-bribery regulations and any trade regulations ensuring fair trade practices;

•	heightened risk of unfair or corrupt business practices in certain geographies;

•	the potential for political, social or economic unrest, terrorism, hostilities or war; and

•	multiple and possibly overlapping tax regimes.

In addition, the expansion of our existing international operations and entry into additional international markets has required and will continue to require significant management attention and financial resources. We may also face pressure to lower our prices in order to compete in emerging markets, which could adversely affect revenue derived from our international operations. These and other factors associated with our international operations could impair our growth prospects and adversely affect our business, operating results and financial condition.

Mobile devices are increasingly being used to access the Internet, and our cloud-based and mobile support products may not operate or be as effective when accessed through these devices, which could harm our business.

We offer our products across a variety of operating systems and through the Internet. Historically, we designed our web-based products for use on a desktop or laptop computer; however, mobile devices, such as smartphones and tablets, are increasingly being used as the primary means for accessing the Internet and conducting e-commerce. We are dependent on the interoperability of our products with third-party mobile devices and mobile operating systems, as well as web browsers that we do not control. Any changes in such devices, systems or web browsers that degrade the functionality of our products or give preferential treatment to competitive products could adversely affect usage of our products. In addition, because a growing number of our customers access our products through mobile devices, we are dependent on the interoperability of our products with mobile devices and operating systems. In 2013, we acquired M.dot Inc., or M.dot, a leading mobile application for small business website creation and management that helps customers leverage mobile e-commerce services. Improving mobile functionality is integral to our long-term product development and growth strategy. In the event that our customers have difficulty accessing and using our products on mobile devices, our customer growth, business and operating results could be adversely affected.

We have made significant investments in recent periods to support our growth strategy. These investments may not succeed. If we do not effectively manage future growth, our operating results will be adversely affected.

We continue to increase the breadth and scope of our product offerings and operations. To support future growth, we must continue to improve our information technology and financial infrastructure, operating and administrative systems and ability to effectively manage headcount, capital and processes. We must also continue to increase the productivity of our existing employees and hire, train and manage new employees as needed while maintaining our unique corporate culture. If we fail to manage our growth or change in a manner that fails to preserve the key aspects of our corporate culture, the quality of our platform, products and Customer Care may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers and employees.

We have incurred, and will continue to incur, expenses relating to our investments in international operations and infrastructure, such as the expansion of our marketing presence in India, Europe and Latin America; our targeted marketing spending to attract new customer groups, such as Web Pros and customers in non-U.S. markets; and investments in software systems and additional data center resources to keep pace with the growth of our cloud infrastructure and cloud-based product offerings. In 2013 and 2014, we made significant investments in product development, corporate infrastructure and technology and development, and we intend to continue investing in the development of our products and infrastructure and our marketing and Customer Care teams.

We are likely to recognize the costs associated with these investments earlier than some of the anticipated benefits, and the return on these investments may be lower or may develop more slowly than we expect. If we do not achieve the benefits anticipated from these investments, or if the achievement of these benefits is delayed, our operating results may be adversely affected.

We have experienced rapid growth over the last several years, which has placed a strain on our management, administrative, operational and financial infrastructure. The scalability and flexibility of our infrastructure depends on the functionality and bandwidth of our data centers, peering sites and servers. The significant growth in our total customers and the increase in the number of transactions that we process have increased the amount of our stored customer data. Any loss of data or disruption in our ability to provide our product offerings due to disruptions in our infrastructure could result in harm to our brand or reputation. Moreover, as our customer base continues to grow and uses our platform for more complicated tasks, we will need to devote additional resources to improve our infrastructure and continue to enhance its scalability and security. If we do not manage the growth of our business and operations effectively, the quality of our platform and efficiency of our operations could suffer, which could harm our results of operations and business.

We are in the process of evaluating new enterprise resource planning systems and are likely to select and implement a new system prior to the end of 2017. However, we may experience difficulties in managing improvements to our systems and processes or in connection with third-party software, which could disrupt our operations and the management of our finances. Our failure to improve our systems and processes, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to accurately forecast and report our results.

We may acquire other businesses or talent, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we have in the past made, and may in the future make, acquisitions or investments in companies, talent, products and technologies that we believe will complement our business and address the needs of our customers. With respect to our most recent acquisitions, we cannot ensure that we will be able to successfully integrate the acquired products, talent and technology or benefit from increased subscriptions and revenue. For example, we may be unsuccessful in capturing the Web Pro market or in helping our customers attract new customers to their businesses from sites like Google, Yahoo!, Facebook and Yelp, which were key considerations behind the acquisitions of Media Temple and Locu, Inc., or Locu. In the future, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may be unsuccessful in achieving the anticipated benefits of the acquisition and may fail to integrate the acquired business and operations effectively. In addition, any future acquisitions we complete could be viewed negatively by our customers, investors and industry analysts.

We may have to pay cash, incur debt or issue equity securities to pay for future acquisitions, each of which could adversely affect our financial condition or the value of our Class A common stock. Equity issuances in connection with potential future acquisitions may also result in dilution to our stockholders. In addition, our future operating results may be impacted by performance earnouts or contingent bonuses. Furthermore, acquisitions may involve contingent liabilities, adverse tax consequences, additional equity-based compensation expense, adjustments for fair value of deferred revenue, the recording and subsequent amortization of amounts related to certain purchased intangible assets and, if unsuccessful, impairment charges resulting from the write-off of goodwill or other intangible assets associated with the acquisition, any of which could negatively impact our future results of operations.

In addition, if we are unsuccessful at integrating such acquisitions, or the operations or technologies associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. We may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company, including issues related to intellectual property, solution quality or architecture, regulatory compliance practices and customer or sales channel issues. Any integration process may result in unforeseen operating difficulties and require significant time and resources, and we may not be able to manage the process successfully. In particular, we may encounter difficulties assimilating or integrating the companies, solutions, technologies, accounting systems, personnel or operations we acquire, particularly if the key personnel are geographically dispersed or choose not to work for us. We may also experience difficulty in effectively integrating or preserving the different cultures and practices of the companies we acquire. Acquisitions may also disrupt our core business, divert our resources and require significant management attention that would otherwise be available for development of our business. We may not successfully evaluate or utilize the acquired technology, intellectual property or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. If we fail to properly evaluate, execute or integrate acquisitions or investments, the anticipated benefits may not be realized, we may be exposed to unknown or unanticipated liabilities, and our business and prospects could be harmed.

If the rate of growth of small businesses and ventures is significantly lower than our estimates or if demand for our products does not meet expectations, our ability to generate revenue and meet our financial targets could be adversely affected.

Although we expect continued demand from small businesses and ventures for our products, it is possible that the rate of growth may not meet our expectations, or the market may not grow at all, either of which would adversely affect our business. Our expectations for future revenue growth are based in part on assumptions reflecting our industry knowledge and experience serving small businesses and ventures, as well as our assumptions regarding demographic shifts, growth in the availability and capacity of Internet infrastructure internationally and the general economic climate. If any of these assumptions proves to be inaccurate, our revenue growth could be significantly lower than expected.

Our ability to compete successfully depends on our ability to offer an integrated and comprehensive suite of products that enable our diverse base of customers to start, grow and run their businesses. The success of our domains, hosting, presence and business application offerings is predicated on the assumption that an online presence is, and will continue to be, an important factor in our customers’ abilities to establish, expand and manage their businesses quickly, easily and affordably. If we are incorrect in this assumption, for example due to the introduction of a new technology or industry standard that supersedes the importance of an online presence or renders our existing or future products obsolete, then our ability to retain existing customers and attract new customers could be adversely affected, which could harm our ability to generate revenue and meet our financial targets.

We rely on search engines to attract a meaningful portion of our customers. If search engines change their search algorithms or policies regarding advertising, increase their pricing or suffer problems, our ability to attract new customers may be impaired.

Many of our customers locate our website and products through Internet search engines such as Google, Yahoo! and Bing. The prominence of our website in response to search inquiries is a critical factor in attracting potential customers to our websites. If we are listed less prominently or fail to appear in search results for any reason, visits to our websites by customers and potential customers could decline significantly, and we may not be able to replace this traffic. Search engines revise their algorithms from time to time in an attempt to optimize their search results. If search engines on which we rely for algorithmic listings modify their algorithms, our websites may appear less prominently or not at all in search results, which could result in reduced traffic to our websites. Additionally, if the costs of search engine marketing services, such as Google AdWords, increase, we may incur additional marketing expenses or be required to allocate a larger portion of our marketing spend to this channel and our business and operating results could be adversely affected.

Furthermore, competitors may in the future bid on our brand names and other search terms that we use to drive traffic to our websites. Such actions could increase our advertising costs and result in decreased traffic to our websites. In addition, search engines or social networking sites may change their advertising policies from time to time. If any change to these policies delays or prevents us from advertising through these channels, it could result in reduced traffic to our website and sales of our subscriptions.

If we are unable to increase sales of our products to Web Pros, our business, growth prospects and operating results will be adversely affected.

Historically, our business has been focused on serving individuals who are thinking about starting a business to small businesses and ventures that are up and running but need help growing and expanding their digital capabilities. As a result, our products were less suited to the needs of more technically skilled individuals or web developers and other Web Pros. Furthermore, we did not target Web Pros with our marketing activities or provide Customer Care resources that were tailored to this customer group. We recently expanded our customer focus to include Web Pros in order to increase our total customers and grow our revenue. In October 2013, we acquired Media Temple, a premium provider of web-hosting and other premium products specifically geared towards Web Pros. We are also working to tailor our marketing efforts to, and build dedicated Customer Care resources for, Web Pros. If we are unable to develop products and provide Customer Care that address the needs of Web Pros, successfully target them with our marketing efforts or successfully leverage the Media Temple brand to capture a greater portion of the Web Pros market, our business, growth prospects and operating results could be adversely affected.

We maintain a network of different types of partners, some of which create integrations with our products. For example, we partnered with Microsoft Corporation to offer Office 365 email and other productivity tools to our customers and SiteLock, LLC, or SiteLock, to offer website security products to our customers, and we have worked to make certain of our products interoperable with services such as Yelp. We have invested and will continue to invest in partner programs to provide new product offerings to our customers and help us attract additional customers. However, our relationships with our partners may not be as successful in generating new customers as we anticipate, which could adversely affect our ability to increase our total customers. Further, these programs could require substantial investment while providing no assurance of return or incremental revenue. We also rely on some of our partners to create integrations with third-party applications and platforms used by our customers, such as Office 365 and SiteLock. If our partners fail to create such integrations, or if they change the features of their applications or alter the terms governing use of their applications in an adverse manner, demand for our products could decrease, which would harm our business and operating results. If we are unable to maintain our contractual relationships with existing partners or establish new contractual relationships with potential partners, we may not be able to offer the products and related functionality that our customers expect, and we may experience delays and increased costs in adding customers and may lose customers, which could have a material adverse effect on us. Any ineffectiveness of our partner programs could adversely affect our business and results of operations.

Our quarterly and annual operating results may be adversely affected due to a variety of factors, which could make our future results difficult to predict and could cause our operating results to fall below investor or analyst expectations.

Our quarterly and annual operating results and key metrics have varied from period to period in the past, and we expect that they may continue to fluctuate as a result of a number of factors, many of which are outside of our control, including:

•	our ability to attract new customers and retain existing customers;

•	the timing and success of introductions of new products;

•	changes in the growth rate of small businesses and ventures;

•	changes in renewal rates for our subscriptions and our ability to sell additional products to existing customers;

•	refunds to our customers could be higher than expected;

•	the timing of revenue recognition relative to the recording of the related expense;

•	any negative publicity or other actions which harm our brand;

•	the timing of our marketing expenditures;

•	the mix of products sold;

•	our ability to maintain a high level of personalized Customer Care and resulting customer satisfaction;

•	competition in the market for our products;

•	our ability to expand internationally;

•	changes in foreign currency exchange rates;

•	rapid technological change, frequent new product introductions and evolving industry standards;

•	systems, data center and Internet failures, breaches and service interruptions;

•	changes in U.S. or foreign regulations that could impact one or more of our product offerings or changes to regulatory bodies, such as ICANN, as well as increased regulation by governments or multi-governmental organizations, such as the International Telecommunications Union, a specialized agency of the United Nations or the European Union, that could affect our business and our industry;

•	a delay in the authorization of new top-level domains, or TLDs, by ICANN or our ability to successfully on-board new TLDs which would impact the breadth of our customer offerings;

•	shortcomings in, or misinterpretations of, our metrics and data which cause us to fail to anticipate or identify market trends;

•	terminations of, disputes with, or material changes to our relationships with third-party partners, including referral sources, product partners and payment processors;

•	reductions in the selling prices for our products;

•	costs and integration issues associated with any acquisitions that we may make;

•	changes in legislation that affect our collection of sales and use taxes both in the United States and in foreign jurisdictions;

•	threatened or actual litigation; and

•	loss of key employees.

Any one of the factors above, or the cumulative effect of some of the factors referred to above, may result in significant fluctuations in our quarterly or annual operating results, including fluctuations in our key financial and operating metrics. This variability and unpredictability could result in our failing to meet our revenue, bookings or operating results expectations or those of securities analysts or investors for any period. In addition, a significant percentage of our operating expenses are fixed in nature and based on forecasted revenue and bookings trends. Accordingly, in the event of revenue or bookings shortfalls, we are generally unable to mitigate the negative impact on operating results in the short term. If we fail to meet or exceed such expectations for these or any other reasons, our business and stock price could be materially and adversely affected and we could face costly lawsuits, including securities class action suits.

We have a history of operating losses and may not be able to achieve profitability in the future.

We had net losses on a GAAP basis of $279 million, $200 million and $143 million in 2012, 2013 and 2014, respectively. While we have experienced revenue growth over these same periods, we may not be able to sustain or increase our growth or achieve profitability in the future or on a consistent basis. We have incurred substantial expenses and expended significant resources upfront to market, promote and sell our products. We also expect to continue to invest for future growth. In addition, as a public company, we expect to incur significant accounting, legal and other expenses that we have not incurred to date as a private company.

As a result of our increased expenditures, we will have to generate and sustain increased revenue to achieve future profitability. Achieving profitability will require us to increase revenues, manage our cost structure and avoid significant liabilities. Revenue growth may slow or decline, or we may incur significant losses in the future for a number of possible reasons, including general macroeconomic conditions, increased competition, a decrease in the growth of the markets in which we operate, or if we fail for any reason to continue to capitalize on growth opportunities. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our revenue growth expectations are not met in future periods, our financial performance will be harmed, and our stock price could be volatile or decline.

We may need additional equity, debt or other financing in the future, which we may not be able to obtain on acceptable terms, or at all, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders.

We may need to raise funds in the future, for example, to develop new technologies, expand our business, respond to competitive pressures and make acquisitions. We may try to raise additional funds through public or private financings, strategic relationships or other arrangements. Although our credit agreement limits our ability to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and may be amended with the consent of our lenders. Accordingly, under certain circumstances, we may incur substantial additional debt.

Our ability to obtain debt or equity funding will depend on a number of factors, including market conditions, interest rates, our operating performance and investor interest. Additional funding may not be available to us on acceptable terms or at all. If adequate funds are not available, we may be required to reduce expenditures, including curtailing our growth strategies, foregoing acquisitions or reducing our product development efforts. If we succeed in raising additional funds through the issuance of equity or equity-linked securities, then existing stockholders could experience substantial dilution. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences and privileges senior to those of the holders of our Class A common stock. In addition, any such issuance could subject us to restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Further, to the extent that we incur additional indebtedness or such other obligations, the risks associated with our substantial leverage described elsewhere in this prospectus, including our possible inability to service our debt, would increase.

Because we are required to recognize revenue for our products over the term of the applicable agreement, changes in our sales may not be immediately reflected in our operating results.

We recognize revenue from our customers ratably over the respective terms of their subscriptions in accordance with GAAP. Our subscription terms are typically one year but can range from monthly terms to multi-annual terms of up to 10 years depending on the product. Accordingly, increases in sales during a particular period do not translate into immediate, proportional increases in revenue during that period, and a substantial portion of the revenue that we recognize during a quarter is derived from deferred revenue from customer subscriptions that we entered into during previous quarters. As a result, our margins may suffer despite substantial sales activity during a particular period, since GAAP does not permit us to recognize all of the revenue from these sales immediately. Conversely, the existence of substantial deferred revenue may prevent deteriorating sales activity from becoming immediately observable in our consolidated statement of operations.

In addition, we may not be able to adjust spending in a timely manner to compensate for any unexpected bookings shortfall, and any significant shortfall in bookings relative to planned expenditures could negatively impact our business and results of operations.

Our failure to properly register or maintain our customers’ domain names could subject us to additional expenses, claims of loss or negative publicity that could have a material adverse effect on our business.

System and process failures related to our domain name registration product may result in inaccurate and incomplete information in our domain name database. Despite testing, system and process failures may remain undetected or unknown, which could result in compromised customer data, loss of or delay in revenues, failure to achieve market acceptance, injury to our reputation or increased product costs, any of which could harm our business. Furthermore, the requirements for securing and renewing domain names vary from registry to registry and are subject to change. We cannot guarantee that we will be able to readily adopt and comply with the various registry requirements. Our failure or inability to properly register or maintain our customers’ domain names, even if we are not at fault, might result in significant expenses and subject us to claims of loss or to negative publicity, which could harm our business, brand and operating results.

We rely heavily on the reliability, security and performance of our internally developed systems and operations. Any difficulties in maintaining these systems may result in damage to our brand, service interruptions, decreased customer service or increased expenditures.

The reliability and continuous availability of the software, hardware and workflow processes that underlie our internal systems, networks and infrastructure and the ability to deliver our products are critical to our business, and any interruptions that result in our inability to timely deliver our products or Customer Care, or that materially impact the efficiency or cost with which we provide our products and Customer Care, would harm our brand, profitability and ability to conduct business. In addition, many of the software and other systems we currently use will need to be enhanced over time or replaced with equivalent commercial products or services, which may not be available on commercially reasonable terms or at all. Enhancing or replacing our systems, networks or infrastructure could entail considerable effort and expense. If we fail to develop and execute reliable policies, procedures and tools to operate our systems, networks or infrastructure, we could face a substantial decrease in workflow efficiency and increased costs, as well as a decline in our revenue.

We rely on a limited number of data centers to deliver most of our products. If we are unable to renew our data center agreements on favorable terms, or at all, our operating margins and profitability could be adversely affected and our business could be harmed.

We own one of our data centers and lease our remaining data center capacity from wholesale providers. We occupy our leased data center capacity pursuant to co-location service agreements with third-party data center facilities, which have built and maintain the co-located data centers for us and other parties. We currently serve all our customers from our GoDaddy-owned, Arizona-based data center as well as six domestic and two international co-located data center facilities located in Arizona, California, Virginia, the Netherlands and Singapore. Although we own the servers in these co-located data centers and engineer and architect the systems upon which our platforms run, we do not control the operation of these facilities, and we depend on the operators of these facilities to ensure their proper security and maintenance.

Despite precautions taken at our data centers, these facilities may be vulnerable to damage or interruption from break-ins, computer viruses, denial-of-service attacks, acts of terrorism, vandalism or sabotage, power loss, telecommunications failures, fires, floods, earthquakes, hurricanes, tornadoes and similar events. The occurrence of any of these events or other unanticipated problems at these facilities could result in loss of data (including personal or payment card information), lengthy interruptions in the availability of our services and harm to our reputation and brand. While we have disaster recovery arrangements in place, they have only been tested in very limited circumstances and not during any large-scale or prolonged disasters or similar events.

The terms of our existing co-located data center agreements vary in length and expire on various dates through 2026. Only some of our agreements with our co-located data centers provide us with options to renew under negotiated terms. We also have agreements with other critical infrastructure vendors who provide all of our facilities, including our data centers, with bandwidth, fiber optics and electrical power. None of these infrastructure vendors are under any obligation to continue to provide these services after the expiration of their respective agreements with us, nor are they obligated to renew the terms of those agreements.

Our existing co-located data center agreements may not provide us with adequate time to transfer operations to a new facility in the event of early termination. If we were required to move our equipment to a new facility without adequate time to plan and prepare for such migration, we would face significant challenges due to the technical complexity, risk and high costs of the relocation. Any such migration could result in significant costs for us and may result in data loss and significant downtime for a significant number of our customers which could damage our reputation, cause us to lose current and potential customers and adversely affect our operating results and financial condition.

Undetected or unknown defects in our products could harm our business and future operating results.

The products we offer or develop, including our proprietary technology and technology provided by third parties, could contain undetected defects or errors. The performance of our products could have unforeseen or unknown adverse effects on the networks over which they are delivered as well as, more broadly, on Internet users and consumers and third-party applications and services that utilize our solutions. These adverse effects, defects and errors, and other performance problems relating to our products could result in legal claims against us that harm our business and damage our reputation. The occurrence of any of the foregoing could result in compromised customer data, loss of or delay in revenues, an increase in our annual refund rate, which has ranged from 6.4% to 6.9% of total bookings from 2012 to 2014, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation or brand and increased costs. In addition, while our terms of service specifically disclaim certain warranties, and contain limitations on our liability, courts may still hold us liable for such claims if asserted against us.

Privacy concerns relating to our technology could damage our reputation and deter existing and new customers from using our products.

From time to time, concerns have been expressed about whether our products or processes compromise the privacy of customers and others. Concerns about our practices with regard to the collection, use, disclosure or security of personally identifiable information, including payment card information, or other privacy related matters, even if unfounded, could damage our reputation and adversely affect our operating results. In addition, as nearly all of our products are cloud-based, the amount of data we store for our customers on our servers (including personally identifiable information) has been increasing. Any systems failure or compromise of our security that results in the release of our users’ or customers’ data could seriously limit the adoption of our product offerings, as well as harm our reputation and brand and, therefore, our business. We expect to continue to expend significant resources to protect against security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of cloud-based products we offer and operate in more countries.

We are subject to privacy and data protection laws and regulations as well as contractual privacy and data protection obligations. Our failure to comply with these or any future laws, regulations or obligations could subject us to sanctions and damages and could harm our reputation and business.

We are subject to a variety of laws and regulations, including regulation by various federal government agencies, including the U.S. Federal Trade Commission, or FTC, and state and local agencies. We collect personally identifiable information, including payment card information, and other data from our current and prospective customers and others. The U.S. federal and various state and foreign governments have adopted or proposed limitations on, or requirements regarding, the collection, distribution, use, security and storage of personally identifiable information of individuals, including payment card information, and the FTC and many state attorneys general are applying federal and state consumer protection laws to impose standards on the online collection, use and dissemination of data. Self-regulatory obligations, other industry standards, policies, and other legal obligations may apply to our collection, distribution, use, security or storage of personally identifiable information or other data relating to individuals, including payment card information. These obligations may be interpreted and applied in an inconsistent manner from one jurisdiction to another and may conflict with one another, other regulatory requirements or our internal practices. Any failure or perceived failure by us to comply with U.S., E.U. or other foreign privacy or security laws, policies, industry standards or legal obligations or any security incident that results in the unauthorized access to, or acquisition, release or transfer of, personally identifiable information or other customer data, including payment card information, may result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business.

We expect that there will continue to be new proposed laws, regulations and industry standards concerning privacy, data protection and information security in the United States, the European Union and other jurisdictions, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. Future laws, regulations, standards and other obligations could impair our ability to collect or use information that we utilize to provide targeted advertising to our customers, thereby impairing our ability to maintain and grow our total customers and increase revenue. Future restrictions on the collection, use, sharing or disclosure of our users’ data or additional requirements for express or implied consent of users for the use and disclosure of such information could require us to modify our products, possibly in a material manner, and could limit our ability to develop new products and features.

In addition, several foreign countries and governmental bodies including the European Union and Canada, have laws and regulations concerning the collection and use of personally identifiable information obtained from their residents, including payment card information, which are often more restrictive than those in the United States. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure and security of personally identifiable information, including payment card information, that identifies or may be used to identify an individual, such as names, email addresses and, in some jurisdictions, Internet Protocol, or IP, addresses. Although we are working to comply with those laws and regulations that apply to us, these and other obligations may be modified and they may be interpreted in different ways by courts, and new laws and regulations may be enacted in the future. Within the European Union, legislators are currently considering a regulation that would supersede the 1995 European Union Data Protection Directive, and which may include more stringent operational requirements for processors and controllers of personally identifiable information, including payment card information, and impose significant penalties for non-compliance.

Any such new laws, regulations, other legal obligations or industry standards, or any changed interpretation of existing laws, regulations or other standards may require us to incur additional costs and restrict our business operations. If our privacy or data security measures fail to comply with current or future laws, regulations, policies, legal obligations or industry standards, we may be subject to litigation, regulatory investigations, fines or other liabilities, as well as negative publicity and a potential loss of business. Moreover, if future laws, regulations, other legal obligations or industry standards, or any changed interpretations of the foregoing limit our customers’ ability to use and share personally identifiable information, including payment card information, or our ability to store, process and share such personally identifiable information or other data, demand for our products could decrease, our costs could increase, and our business, operating results and financial condition could be harmed.

Failure to adequately protect and enforce our intellectual property rights could substantially harm our business and operating results.

The success of our business depends in part on our ability to protect and enforce our patents, trademarks, copyrights, trade secrets and other intellectual property rights. We attempt to protect our intellectual property under patent, trademark, copyright and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection.

As of December 31, 2014, we had 144 issued patents in the United States covering various aspects of our product offerings. Additionally, as of December 31, 2014, we had 218 pending U.S. patent applications and intend to file additional patent applications in the future. The process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions, and under the laws of certain jurisdictions, patents or others intellectual property may be unavailable or limited in scope. Furthermore, it is possible that our patent applications may not issue as granted patents, that the scope of our issued patents will be insufficient or not have the coverage originally sought, that our issued patents will not provide us with any competitive advantages, and that our patents and other intellectual property rights may be challenged by others or invalidated through administrative processes or litigation. In addition, issuance of a patent does not assure that we have an absolute right to practice the patented invention, or that we have the right to exclude others from practicing the claimed invention. As a result, we may not be able to obtain adequate patent protection or to enforce our issued patents effectively.

In addition to patented technology, we rely on our unpatented proprietary technology and confidential proprietary information, including trade secrets and know-how. Despite our efforts to protect the proprietary and confidential nature of such technology and information, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. The contractual provisions in confidentiality agreements and other agreements that we generally enter into with employees, consultants, partners, vendors and customers may not prevent unauthorized use or disclosure of our proprietary technology or intellectual property rights and may not provide an adequate remedy in the event of unauthorized use or disclosure of our proprietary technology or intellectual property rights. Moreover, policing unauthorized use of our technologies, products and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase. We may be unable to determine the extent of any unauthorized use or infringement of our products, technologies or intellectual property rights.

As of December 31, 2014, we had 396 registered trademarks in 55 countries, including the GoDaddy logo and mark in all international markets in which we operate or intend to operate. We have also registered, or applied to register, the trademarks associated with several of our leading brands in the United States and in certain other countries. Competitors and others may have adopted, and in the future may adopt, tag lines or service or product names similar to ours, which could impede our ability to build our brands’ identities and possibly lead to confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered and common law trademarks or trademarks that incorporate variations of the terms or designs of one or more of our trademarks and opposition filings made when we apply to register our trademarks.

From time to time, legal action by us may be necessary to enforce our patents, trademarks and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources, distract management and technical personnel and negatively affect our business, operating results and financial condition. If we are unable to protect our intellectual property rights, we may find ourselves at a competitive disadvantage to others who need not incur the additional expense, time and effort required to create the innovative products that have enabled us to be successful to date. Any inability on our part to protect adequately our intellectual property may have a material adverse effect on our business, operating results and financial condition.

Assertions by third parties of infringement or other violations by us of their intellectual property rights, or other lawsuits brought against us, could result in significant costs and substantially harm our business and operating results.

In recent years, there has been significant litigation in the United States and abroad involving patents and other intellectual property rights. Companies providing web-based and cloud-based products are increasingly bringing, and becoming subject to, suits alleging infringement of proprietary rights, particularly patent rights. The possibility of intellectual property infringement claims also may increase to the extent we face increasing competition and become increasingly visible as a publicly-traded company. Any claims that we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property rights. In addition, our exposure to risks associated with the use of intellectual property may increase as a result of acquisitions that we make or our use of software licensed from or hosted by third parties, as we have less visibility into the development process with respect to such technology or the care taken to safeguard against infringement risks. Third parties may make infringement and similar or related claims after we have acquired or licensed technology that had not been asserted prior to our acquisition or license. We currently face, and expect to face in the future, claims by third parties that we infringe upon or misappropriate their intellectual property rights.

Many companies are devoting significant resources to obtaining patents that could affect many aspects of our business. This may prevent us from deterring patent infringement claims, and our competitors and others may now and in the future have larger and more mature patent portfolios than we have.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure. In addition, during the course of any such litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the trading price of our Class A common stock.

Regardless of whether claims that we are infringing patents or infringing or misappropriating other intellectual property rights have any merit, these claims are time-consuming and costly to evaluate and defend, and can impose a significant burden on management and employees. The outcome of any litigation is inherently uncertain, and we may receive unfavorable interim or preliminary rulings in the course of litigation. There can be no assurances that favorable final outcomes will be obtained in all cases. We may decide to settle lawsuits and disputes on terms that are unfavorable to us. Some of our competitors and other third parties have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could.

Any intellectual property litigation to which we might become a party, or for which we are required to defend or to provide indemnification, may require us to do one or more of the following:

•	cease selling or using products that incorporate or rely upon the intellectual property that our products allegedly infringe;

•	make substantial payments for legal fees, settlement payments or other costs or damages;

•	subject us to indemnification obligations or obligations to refund fees to, and adversely affect our relationships with, our customers;

•	divert the attention and resources of management and technical personnel;

•	obtain a license, which may not be available on reasonable terms or at all, to sell or use the relevant technology; or

•	redesign the allegedly infringing products to avoid infringement, or make other technology or branding changes to our solutions, each of which could be costly, time-consuming or impossible.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us, our business or operating results could be harmed.

Our use of open source technology could impose limitations on our ability to commercialize our products.

We use open source software in our business, including in our products. It is possible that some such open source software is governed by licenses containing requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. By the terms of certain open source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open source licenses, if we combine our proprietary software with open source software in certain manners.

Although we monitor our use of open source software in an effort to avoid subjecting our products to conditions we do not intend, we cannot be certain that all open source software is reviewed prior to use in our proprietary software, that programmers working for us have not incorporated open source software into our proprietary software, or that they will not do so in the future. Any requirement to disclose our proprietary source code or to make it available under an open source license could be harmful to our business, operating results and financial condition. Furthermore, the terms of many open source licenses have not been interpreted by U.S. courts. As a result, there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. In such an event, we could be required to seek licenses from third parties to continue offering our products, to make our proprietary code generally available in source code form, to re-engineer our products or to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis, any of which could adversely affect our business, operating results and financial condition.

Our business depends on our customers’ continued and unimpeded access to the Internet and the development and maintenance of Internet infrastructure. Internet access providers may be able to block, degrade or charge for access to certain of our products, which could lead to additional expenses and the loss of customers.

Our products depend on the ability of our customers to access the Internet. Currently, this access is provided by companies that have significant market power in the broadband and Internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies and government-owned service providers. The adoption of any laws or regulations that adversely affect the growth, popularity or use of the Internet, including laws impacting Internet neutrality, could decrease the demand for our products and increase our operating costs. The legislative and regulatory landscape regarding the regulation of the Internet and, in particular, Internet neutrality, in the United States are in flux. For example, to the extent any laws, regulations or rulings permit Internet service providers to charge some users higher rates than others for the delivery of their content, Internet service providers could attempt to use this ruling to impose higher fees or deliver our content with less speed, reliability or otherwise on a non-neutral basis as compared to other market participants, and our business could be adversely impacted. Internationally, government regulation concerning the Internet, and in particular, network neutrality, may be developing or non-existent. Within such a regulatory environment, we could experience discriminatory or anti-competitive practices that could impede both our and our customers’ domestic and international growth, increase our costs or adversely affect our business.

Our corporate culture has contributed to our success, and if we cannot maintain this culture, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.

We believe that a critical contributor to our success has been our corporate culture, which we believe fosters innovation, creativity, a customer-centric focus, collaboration and loyalty. Our corporate culture is central to our devoted Customer Care team which is a key component of the value we offer our customers. As we continue to evolve our business, we may find it difficult to maintain these important aspects of our corporate culture, which could limit our ability to innovate and operate effectively. Difficulty in preserving our corporate culture will be exacerbated as we continue to expand internationally, grow our employee base and expand our solutions. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our business strategy.

Our business is exposed to risks associated with credit card and other online payment chargebacks and fraud.

A majority of our revenue is processed through credit cards and other online payments. If our refunds or chargebacks increase, our processors could require us to increase reserves or terminate their contracts with us, which would have an adverse effect on our financial condition.

Our failure to limit fraudulent transactions conducted on our websites, such as through the use of stolen credit card numbers, could also subject us to liability. Under credit card association rules, penalties may be imposed at the discretion of the association for inadequate fraud protection. Any such potential penalties would be imposed on our credit card processor by the association. Under our contracts with our payment processors, we are required to reimburse our processors for such penalties. However, we face the risk that we may fail to maintain an adequate level of fraud protection and that one or more credit card associations or other processors may, at any time, assess penalties against us or terminate our ability to accept credit card payments or other form of online payments from customers, which would have a material adverse effect on our business, financial condition and operating results.

We could also incur significant fines or lose our ability to give customers the option of using credit cards to pay their fees to us if we fail to follow payment card industry data security standards, even if there is no compromise of customer information. Although we believe we are in compliance with payment card industry data security standards and do not believe that there has been a compromise of customer information, it is possible that at times either we or any of our acquired companies may not have been in full compliance with these standards. Accordingly, we could be fined or our products could be suspended, which would cause us to be unable to process payments using credit cards. If we are unable to accept credit card payments, our business, financial condition and operating results may be adversely affected.

In addition, we could be liable if there is a breach of the payment information we store. Online commerce and communications depend on the secure transmission of confidential information over public networks. We rely on encryption and authentication technology to authenticate and secure the transmission of confidential information, including customer credit card numbers. However, we cannot ensure that this technology will prevent breaches of the systems that we use to protect customer payment data. Although we maintain network security insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on reasonable terms, or at all. In addition, some of our partners also collect or possess information about our customers, and we may be subject to litigation or our reputation may be harmed if our partners fail to protect our customers’ information or if they use it in a manner that is inconsistent with our practices. Data breaches can also occur as a result of non-technical issues. Under our contracts with our processors, if there is unauthorized access to, or disclosure of, credit card information that we store, we could be liable to the credit card issuing banks for their cost of issuing new cards and related expenses.

Activities of customers or the content of their websites could damage our reputation and brand or harm our business and financial results.

As a provider of domain name registration and hosting and presence products, we may be subject to potential liability for the activities of our customers on or in connection with their domain names or websites or for the data they store on our servers. Although our terms of service prohibit illegal use of our products by our customers and permit us to take down or suspend websites or take other appropriate actions for illegal use, customers may nonetheless engage in prohibited activities or upload or store content with us in violation of applicable law or the customer’s own policies, which could subject us to liability. Furthermore, our reputation and brand may be negatively impacted by the actions of customers that are deemed to be hostile, offensive or inappropriate. We do not proactively monitor or review the appropriateness of the domain names our customers register or the content of their websites, and we do not have control over customer activities. The safeguards we have in place may not be sufficient to avoid harm to our reputation and brand, especially if such hostile, offensive or inappropriate use is high profile.

Several U.S. federal statutes may apply to us with respect to various activities of our customers, including: the Digital Millennium Copyright Act of 1998, or the DMCA, which provides recourse for owners of copyrighted material who believe that their rights under U.S. copyright law have been infringed on the Internet; the Communications Decency Act of 1996, or the CDA, which regulates content on the Internet unrelated to intellectual property; and the Anticybersquatting Consumer Protection Act, or the ACPA, which provides recourse for trademark owners against cybersquatters. The DMCA and the CDA generally protect online service providers like us that do not own or control website content posted by customers from liability for certain activities of customers, such as the posting of defamatory or obscene content, unless the online service provider is participating in the unlawful conduct. For example, the safe harbor provisions of the DMCA shield Internet service providers and other intermediaries from direct or indirect liability for copyright infringement. However, under the DMCA, we must follow the procedures for handling copyright infringement claims set forth in the DMCA including expeditiously removing or disabling access to the allegedly infringing material upon the receipt of a proper notice from, or on behalf of, a copyright owner alleging infringement of copyrighted material located on websites we host. Under the CDA, we are generally not responsible for the customer-created content hosted on our servers and thus are generally immunized from liability for torts committed by others. Consequently, we do not monitor hosted websites or prescreen the content placed by our customers on their sites. Under the safe harbor provisions of the ACPA, domain name registrars are shielded from liability in many circumstances, including cybersquatting, although the safe harbor provisions may not apply if our activities are deemed outside the scope of registrar functions.

Although these statutes and case law in the United States have generally shielded us from liability for customer activities to date, court rulings in pending or future litigation may narrow the scope of protection afforded us under these laws. Neither the DMCA nor the CDA generally apply to claims of trademark violations, and thus they may be inapplicable to many of the claims asserted against our company. Furthermore, notwithstanding the exculpatory language of these bodies of law, the activities of our customers may result in threatened or actual litigation against us. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

In addition, laws governing these activities are unsettled in many international jurisdictions, or may prove difficult or impossible for us to comply with in some international jurisdictions. Also, other existing bodies of law, including the criminal laws of various states, may be deemed to apply or new statutes or regulations may be adopted in the future, any of which could expose us to further liability and increase our costs of doing business.

We may face liability or become involved in disputes over registration and transfer of domain names and control over websites.

As a provider of web-based and cloud-based products, including as a registrar of domain names and related products, we from time to time become aware of disputes over ownership or control of customer accounts, websites or domain names. We could face potential claims of tort law liability for our failure to renew a customer’s domain. We could also face potential tort law liability for our role in the wrongful transfer of control or ownership of accounts, websites or domain names. The safeguards and procedures we have adopted may not be successful in insulating us against liability from such claims in the future. In addition, we face potential liability for other forms of account, website or domain name “hijacking,” including misappropriation by third parties of our network of customer accounts, websites or domain names and attempts by third parties to operate accounts, websites or domain names or to extort the customer whose accounts, websites or domain names were misappropriated. Furthermore, we are exposed to potential liability as a result of our domain privacy product, wherein the identity and contact details for the domain name registrant are masked. Although our terms of service reserve our right to take certain steps when domain name disputes arise related to our privacy product, including the removal of our privacy service, the safeguards we have in place may not be sufficient to avoid liability, which could increase our costs of doing business.

Occasionally one of our customers may register a domain name that is identical or similar to a third party’s trademark or the name of a living person. These occurrences have in the past and may in the future lead to our involvement in disputes over such domain names. Disputes involving registration or control of domain names are often resolved through the Uniform Domain Name Dispute Resolution Policy, or the UDRP, ICANN’s administrative process for domain name dispute resolution, or less frequently through litigation under the ACPA, or under general theories of trademark infringement or dilution. The UDRP generally does not impose liability on registrars, and the ACPA provides that registrars may not be held liable for registration or maintenance of a domain name absent a showing of the registrar’s bad faith intent to profit. However, we may face liability if we act in bad faith or fail to comply in a timely manner with procedural requirements under these rules. In addition, domain name registration disputes and compliance with the procedures under the ACPA and URDP typically require at least limited involvement by us and, therefore, increase our cost of doing business. The volume of domain name registration disputes may increase in the future as the overall number of registered domain names increases.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our development and strategic objectives. In addition, some of the members of our current management team have only been working together for a short period of time, which could adversely impact our ability to achieve our goals. The loss of the services of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results.

If we are unable to hire, retain and motivate qualified personnel, our business would suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel or delays in hiring required personnel, may seriously harm our business, financial condition and operating results. Our ability to continue to attract and retain highly skilled personnel, specifically employees with technical and engineering skills and employees with language skills and cultural knowledge of the geographic markets that we have recently expanded to or that we intend to expand to in the near future, will be critical to our future success. Competition for highly skilled personnel is frequently intense. In addition, many of our employees have outstanding options or other equity awards. The ability to either exercise those options or sell their stock in a public market after the completion of this offering may lead to a larger than normal turnover rate. We intend to issue stock options or other equity awards as key components of our overall compensation and employee attraction and retention efforts. In addition, we are required under GAAP to recognize compensation expense in our operating results for employee equity-based compensation under our equity grant programs, which may negatively impact our operating results and may increase the pressure to limit equity-based compensation. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

The requirements of being a public company may strain our resources.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the listing standards of the New York Stock Exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly, and place significant strain on our personnel, systems and resources. Management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We continue to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We also continue to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including legal and accounting-related costs and significant management oversight.

We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on, and have our independent auditor attest to, the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

Our current internal controls and any new controls that we develop may become inadequate because of changes in conditions in our business or changes in the applicable laws, regulations and standards. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results, cause us to fail to meet our reporting obligations, result in a restatement of our financial statements for prior periods or adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our

Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange in the future.

Adverse economic conditions in the United States and international economies may adversely impact our business and operating results.

Unfavorable general economic conditions, such as a recession or economic slowdown in the United States or in one or more of our other major markets, could adversely affect demand for our products. The recent national and global economic downturn affected many sectors of the economy and resulted in, among other things, declines in overall economic growth, consumer and corporate confidence and spending, increases in unemployment rates and uncertainty about economic stability. Changing macroeconomic conditions may affect our business in a number of ways, making it difficult to accurately forecast and plan our future business activities. In particular, spending patterns of small businesses and ventures are difficult to predict and are sensitive to the general economic climate, the economic outlook specific to small businesses and ventures, the then-current level of profitability experienced by small businesses and ventures and overall consumer confidence. Our products may be considered discretionary by many of our current and potential customers. As a result, people considering whether to purchase or renew subscriptions to our products may be influenced by macroeconomic factors that affect small businesses and ventures and consumer spending. Although we continued to grow through the most recent recession, we may be unable to do so in future economic slowdowns.

To the extent conditions in the national and global economy deteriorate, our business could be harmed as customers may reduce or postpone spending or choose not to purchase or renew subscriptions to our products. Weakening economic conditions may also adversely affect third parties with which we have entered into relationships and upon which we depend in order to grow our business. Uncertain and adverse economic conditions may also lead to a decline in the ability of our customers to use or access credit, including through credit cards, as well as increased refunds and chargebacks, any of which could adversely affect our business.

We are subject to export controls and economic sanctions laws that could impair our ability to compete in international markets and subject us to liability if we are not in full compliance with applicable laws.

Our business activities are subject to various restrictions under U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC. If we fail to comply with these laws and regulations, we could be subject to civil or criminal penalties and reputational harm. U.S. export control laws and economic sanctions laws also prohibit certain transactions with U.S. embargoed or sanctioned countries, governments, persons and entities.

As part of our due diligence in connection with the acquisition of Media Temple in 2013, we learned that Media Temple had apparently provided services during the previous five years to a limited number of persons located in countries that are the subject of U.S. embargoes. Media Temple filed with OFAC an initial voluntary disclosure in September 2013 and a final voluntary disclosure in January 2014. Additionally, as part of our due diligence in connection with the August 2014 acquisition of Mad Mimi, LLC, or Mad Mimi, we and our counsel reviewed and assessed various business data provided by Mad Mimi and learned that Mad Mimi had provided services during the previous five years to a limited number of persons located in countries that are the subject of U.S. embargoes. As a result of that review and in connection with the closing of our acquisition, Mad Mimi filed an initial voluntary disclosure with OFAC in August 2014, terminated the unauthorized accounts, and filed a final report with OFAC in February 2015. OFAC has not yet responded to Media Temple or Mad Mimi’s voluntary disclosures and we cannot predict when it will complete its review and determine whether any violations occurred. In the case of an apparent violation, OFAC could decide not to impose penalties and only issue a no action or cautionary letter. However, we could face civil and criminal penalties and may suffer reputational harm if we or any of our subsidiaries or acquired companies, including Media Temple or Mad Mimi, are found to have violated U.S. sanctions or export control laws. We have undertaken and are continuing to implement a number of screening and other remedial measures designed to prevent users in embargoed countries and prohibited persons from purchasing or accessing our products or services. Even though we take precautions to prevent transactions with U.S. sanctions targets, there is risk that in the future we could provide our products to such targets despite such precautions. Changes in the list of embargoed countries and regions or prohibited persons may require us to modify these procedures in order to comply with governmental regulations. This could result in negative consequences to us, including government investigations, penalties and reputational harm.

Changes in our products or changes in export and import regulations may create delays in the introduction and sale of our products in international markets or, in some cases, prevent the sale of our products to certain countries, governments or persons altogether. Any change in export or import regulations, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products or decreased ability to sell our products to existing or potential customers. Any decreased use of our products or limitation on our ability to sell our products internationally could adversely affect our growth prospects.

Due to the global nature of our business, we could be adversely affected by violations of anti-bribery laws.

The global nature of our business creates various domestic and local regulatory challenges. The U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.K. Bribery Act 2010, or the U.K. Bribery Act, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to foreign government officials and other persons for the purpose of obtaining or retaining business. In addition, companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. We operate in areas of the world that experience corruption by government officials to some degree and, in certain circumstances, compliance with anti-bribery laws may conflict with local customs and practices. We operate in several countries and sell our products to customers around the world, which geographically stretches our compliance obligations. In addition, changes in laws could result in increased regulatory requirements and compliance costs which could adversely affect our business, financial condition and results of operations. We cannot assure that our employees or other agents will not engage in prohibited conduct and render us responsible under the FCPA or the U.K. Bribery Act. If we are found to be in violation of the FCPA, the U.K. Bribery Act or other anti-bribery laws (either due to acts or inadvertence of our employees, or due to the acts or inadvertence of others), we could suffer criminal or civil penalties or other sanctions, which could have a material adverse effect on our business.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our operating results and financial condition.

We are subject to income taxes in the United States and various foreign jurisdictions, and our domestic and international tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expiration of, or detrimental changes in, research and development tax credit laws;

•	tax effects of equity-based compensation;

•	costs related to intercompany restructurings;

•	changes in tax laws, regulations or interpretations thereof; or

•	future earnings being lower than anticipated in countries where we have lower statutory tax rates and higher than anticipated earnings in countries where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state and foreign tax authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events and to interruption by man-made problems such as terrorism.

A significant natural disaster, such as an earthquake, fire or flood could have a material adverse impact on our business, operating results and financial condition. Natural disasters could lead to significant power outages and otherwise affect our data centers as well as our infrastructure vendors’ abilities to provide connectivity and perform services on a timely basis. In the event our or our service providers’ IT systems abilities are hindered by any of the events discussed above, we and our customers’ websites could experience downtime, and our products could become unavailable. In addition, acts of terrorism and other geopolitical unrest could cause disruptions in our business or the business of our infrastructure vendors, partners or customers or the economy as a whole. Any disruption in the business or operations of our data center hosting providers or customers could have a significant adverse effect on our operating results and financial performance in a given period. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be ineffective in the event of such a disaster.

Risks Related to Our Industry

Governmental and regulatory policies or claims concerning the domain name registration system and the Internet in general, and industry reactions to those policies or claims, may cause instability in the industry and disrupt our business.

ICANN is a multi-stakeholder, private sector, not-for-profit corporation formed in 1998 that operates pursuant to a memorandum of understanding with the U.S. Department of Commerce for the express purposes of overseeing a number of Internet related tasks, including managing the DNS allocation of IP addresses, accreditation of domain name registrars and registries and the definition and coordination of policy development for all of these functions. We are accredited by ICANN as a domain name registrar and thus our ability to offer domain name registration products is subject to our ongoing relationship with, and accreditation by, ICANN.

ICANN has been subject to strict scrutiny by the public, the U.S. government and other governments around the world, as well as multi-governmental organizations such as the United Nations, with many of those bodies becoming increasingly interested in Internet governance. On March 14, 2014, the National Telecommunications and Information Administration, or NTIA, the U.S. Department of Commerce agency with oversight over ICANN, announced its intention to transition key Internet domain name functions to the global multi-stakeholder community. This transition could take place as early as the expiration of the current contract between NTIA and ICANN on September 30, 2015. At this time there is uncertainty concerning the timing, nature and significance of any transition from U.S. oversight of ICANN to oversight of ICANN by another body or bodies.

Additionally, we continue to face the possibility that:

•	the U.S. or any other government may reassess ICANN’s role in overseeing the domain name registration market;

•	the Internet community, the U.S. government or other governments may (i) refuse to recognize ICANN’s authority or support its policies, (ii) attempt to exert pressure on ICANN, or (iii) enact laws in conflict with ICANN’s policies, each of which could create instability in the domain name registration system;

•	some of ICANN’s policies and practices, such as ICANN’s position on privacy and proxy domain name registrations, and the policies and practices adopted by registries and registrars, could be found to conflict with the laws of one or more jurisdictions, or could be materially changed in a way that negatively impacts the sale of our products;

•	the terms of the Registrar Accreditation Agreement, or the RAA, under which we are accredited as a registrar, could change in ways that are disadvantageous to us or under certain circumstances could be terminated by ICANN, thereby preventing us from operating our registrar service, or ICANN could adopt unilateral changes to the RAA that are unfavorable to us, that are inconsistent with our current or future plans, or that affect our competitive position;

•	International regulatory or governing bodies, such as the International Telecommunications Union, a specialized agency of the United Nations, or the European Union, may gain increased influence over the management and regulation of the domain name registration system, leading to increased regulation in areas such as taxation, privacy and the monitoring of our customers’ hosted content;

•	ICANN or any third-party registries may implement policy changes that would impact our ability to run our current business practices throughout the various stages of the lifecycle of a domain name;

•	the U.S. Congress or other legislative bodies in the United States could take action that is unfavorable to us or that influences customers to move their business from our products to those located outside the United States;

•	ICANN could fail to maintain its role, potentially resulting in instability in DNS services administration;

•	some governments and governmental authorities outside the United States have in the past disagreed, and may in the future disagree, with the actions, policies or programs of ICANN, the U.S. government and registries relating to the DNS, which could fragment the single, unitary Internet into a loosely-connected group of one or more networks, each with different rules, policies and operating protocols; and

•	multi-party review panels established by the governing agreement between ICANN and the U.S. Department of Commerce, the so-called Affirmation of Commitments, or by successors to this agreement, may take positions that are unfavorable to our business.

If any of these events occur, they could create instability in the domain name registration system and may make it difficult for us to continue to offer existing products and introduce new products, or serve customers in certain international markets. These events could also disrupt or suspend portions of our domain name registration product and subject us to additional restrictions on how the registrar and registry products businesses are conducted, which would result in reduced revenue.

ICANN recently authorized the introduction of new TLDs, and we may not have the right to register new domain names to our customers based on such TLDs, which could adversely impact our business and results of operations.

ICANN has periodically authorized the introduction of new TLDs and made domain names related to them available for registration. Our competitive position depends in part on our ability to secure access to these new TLDs. A significant portion of our business relies on our ability to sell domain name registrations to our customers, and any limitations on our access to newly-created TLDs could adversely impact our ability to sell domain name registrations to customers, and thus adversely impact our business.

In 2013, ICANN significantly expanded the number of gTLDs, which resulted in the delegation of new gTLDs commencing in 2014, which we refer to as the Expansion Program. We and certain of our competitors have expended resources filing gTLD applications under the Expansion Program to pursue the acquisition of gTLD operator rights. We continue to pursue the rights to become the registry for .godaddy, a gTLD. The Expansion Program could substantially change the domain name industry in unexpected ways and is expected to result in an increase in the number of domains registered by our competitors. If we do not properly manage our response to the change in business environment, and accurately predict the market’s preference for specific gTLDs, it could adversely impact our competitive position or market share.

The relevant domain name registry and ICANN impose a charge upon each registrar for the administration of each domain name registration. If these fees increase, it would have a significant impact upon our operating results.

Each registry typically imposes a fee in association with the registration of each domain name. For example, VeriSign, Inc., or VeriSign, the registry for .com and .net, has a current list price of a $7.85 annual fee for each .com registration, and ICANN currently charges an $0.18 annual fee for most domain names registered in the

gTLDs that fall within its purview. The fee charged by VeriSign for each .com registration increased from $6.86 per year to $7.34 per year in July 2010 and increased again to $7.85 per year in January 2012. We have no control over ICANN, VeriSign or any other domain name registries and cannot predict their future fee structures.

Per the extended registry agreement between ICANN and VeriSign that was approved by the U.S. Department of Commerce on November 30, 2012, VeriSign will continue as the exclusive registry for the .com gTLD through November 30, 2018. The terms of the extension set a maximum price, with certain exceptions, for registry products for each calendar year beginning January 1, 2012, which shall not exceed 107% of the highest price charged during the preceding year. In addition, pricing of new gTLDs is generally not set or controlled by ICANN, which in certain instances has resulted in aggressive price increases on certain particularly successful new gTLDs. The increase in these fees with respect to any new gTLD either must be included in the prices we charge to our customers, imposed as a surcharge or absorbed by us. If we absorb such cost increases or if surcharges result in decreases in domain registrations, our business, operating results and financial performance may be adversely affected.

Our business and financial condition could be harmed materially if small consumers and small businesses and ventures were no longer able to rely upon the existing domain name registration system.

The domain name registration market continues to develop and adapt to changing technology. This development may include changes in the administration or operation of the Internet, including the creation and institution of alternate systems for directing Internet traffic without using the existing domain name registration system. The widespread acceptance of any alternative system, such as mobile applications or closed networks, could eliminate the need to register a domain name to establish an online presence and could materially and adversely affect our business.

Changes in state taxation laws and regulations may discourage the registration or renewal of domain names for e-commerce.

Due to the global nature of the Internet, it is possible that any U.S. or foreign federal, state or local taxing authority might attempt to regulate our transmissions or levy transaction, income or other taxes relating to our activities. Tax authorities at the international, federal, state and local levels are regularly reviewing the appropriate treatment of companies engaged in Internet commerce. New or revised international, federal, state or local tax regulations may subject either us or our customers to additional sales, income and other taxes. We cannot predict the effect of current attempts to impose sales, income or other taxes on commerce over the Internet. New or revised taxes, in particular sales and other transaction taxes, would likely increase the cost of doing business online and decrease the attractiveness of advertising and selling goods and services over the Internet. New taxes could also create significant increases in internal costs necessary to capture data and to collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

Risks Related to Our Company and Our Organizational Structure

Our ability to pay taxes and expenses, including payments under the TRAs, may be limited by our structure.

Upon the consummation of this offering, our principal asset, either directly or through our wholly owned subsidiary GD Subsidiary Inc., will be a controlling equity interest in Desert Newco. As such, we will have no independent means of generating revenue. Desert Newco will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its LLC Units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Desert Newco and will also incur expenses related to our operations. Pursuant to the amended and restated limited liability company agreement of Desert Newco, or the New LLC Agreement, Desert Newco will make cash distributions to the owners of LLC Units, calculated using an assumed tax rate, to help fund their tax obligations in respect of the cumulative taxable income in excess of cumulative taxable losses of Desert Newco that is allocated to them. In addition to tax expenses, we also will incur expenses related to our operations, plus payments under the TRAs, which we expect will be significant. We intend to cause Desert Newco to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRAs. However, Desert Newco’s ability to make such distributions may be subject to various limitations and restrictions. We will be a holding company with no operations and will rely on Desert Newco to provide us with funds necessary to meet any financial obligations. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations (as a result of Desert Newco’s inability to make distributions due to various limitations and restrictions or as a result of the acceleration of our obligations under the TRAs), we may have to borrow funds and thus our liquidity and financial condition could be materially and adversely affected. To the extent that we are unable to make payments under the TRAs for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 500 basis points until paid (although a rate equal to one year LIBOR plus 100 basis points will apply if the inability to make payments under the TRAs is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect on the date of this prospectus).

We will be required to pay certain of our existing owners for certain tax benefits we may claim, and we expect that the payments we will be required to make will be substantial.

Future exchanges of LLC Units and shares of Class B common stock for shares of our Class A common stock are expected to produce favorable tax attributes for us, as are the Investor Corp Mergers described under “Organizational Structure.” When we acquire LLC Units from our existing owners through these exchanges, both the existing tax basis and anticipated tax basis adjustments are likely to increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would be required to pay in the future in the absence of this existing and increased basis. This existing and increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent the tax basis is allocated to those assets. In addition, we expect that certain net operating losses and other tax attributes will be available to us as a result of the Investor Corp Mergers. Under the TRAs, we generally expect to retain the benefit of approximately 15% of the applicable tax savings after our payment obligations below are taken into account.

Upon the closing of this offering, we will be a party to five TRAs. Under the first of those agreements, we generally will be required to pay to the existing owners of Desert Newco approximately 85% of the applicable savings, if any, in income tax that we are deemed to realize (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) certain tax attributes that are created as a result of the exchanges of their LLC Units for shares of our Class A common stock, (2) any existing tax attributes associated with their LLC Units, the benefit of which is allocable to us as a result of the exchanges of their LLC Units for shares of our Class A common stock (including the portion of Desert Newco’s existing tax basis in its assets that is allocable to the LLC Units that are exchanged), (3) tax benefits related to imputed interest and (4) payments under such TRA. Under the other TRAs, we generally will be required to pay to each Reorganization Party described under “Organizational Structure,” approximately 85% of the amount of savings, if any, in U.S. federal, state and local income tax that we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any existing tax attributes of LLC Units acquired in the applicable Investor Corp Merger the benefit of which is allocable to us as a result of such Investor Corp Merger (including the allocable share of Desert Newco’s existing tax basis in its assets), (2) net operating losses available as a result of the applicable Investor Corp Merger and (3) tax benefits related to imputed interest.

The payment obligations under the TRAs are obligations of GoDaddy Inc., and we expect that the payments we will be required to make under the TRAs will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the TRAs, we expect that the tax savings associated with (1) the Investor Corp Mergers and (2) future exchanges of LLC Units and shares of Class B common stock as described above would aggregate to approximately $1.7 billion over 15 years from the date of this offering based on the initial public offering price of $20.00 per share of our

Class A common stock and assuming all future exchanges would occur one year after this offering. Under such scenario we would be required to pay the other parties to the TRAs approximately 85% of such amount, or $1.4 billion, over the 15 year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings that we will be deemed to realize, and TRA payments by us, will be calculated based in part on the market value of our Class A common stock at the time of exchange and the prevailing applicable federal tax rate (plus the assumed combined state and local tax rate) applicable to us over the life of the TRAs and will be dependent on our generating sufficient future taxable income to realize the benefit. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.” Payments under the TRAs are not conditioned on our existing owners’ continued ownership of us after this offering.

The actual existing tax basis and increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges by the holders of LLC Units, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the federal tax rate then applicable and the portion of our payments under the TRAs constituting imputed interest. Payments under the TRAs are expected to give rise to certain additional tax benefits attributable to either further increases in basis or in the form of deductions for imputed interest, depending on the TRA and the circumstances. Any such benefits are covered by the TRAs and will increase the amounts due thereunder. In addition, the TRAs will provide for interest, at a rate equal to one year LIBOR plus 100 basis points, accrued from the due date (without extensions) of the corresponding tax return to the date of payment specified by the TRAs. Under the TRAs, to avoid interest charges, we have the right, but not the obligation, to make TRA payments in advance of the date the payments are otherwise due.

Payments under the TRAs will be based on the tax reporting positions that we determine. Although we are not aware of any issue that would cause the IRS to challenge existing tax basis, a tax basis increase or other tax attributes subject to the TRAs, if any subsequent disallowance of tax basis or other benefits were so determined by the IRS, we would not be reimbursed for any payments previously made under the applicable TRAs (although we would reduce future amounts otherwise payable under such TRAs). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the TRAs, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the TRAs. As a result, payments could be made under the TRAs in excess of the tax savings that we realize in respect of the attributes to which the TRAs relate.

In certain cases, payments under the TRAs to our existing owners may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the TRAs.

The TRAs provide that (1) in the event that we materially breach any of our material obligations under the agreements, whether as a result of failure to make any payment within three months of when due (provided we have sufficient funds to make such payment), failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the agreements in a bankruptcy or otherwise or (2) if, at any time, we elect an early termination of the agreements, our (or our successor’s) obligations under the applicable agreements (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the applicable TRAs. Under the terms of the TRAs, we may not elect an early termination of the TRAs without the consent of (i) each of certain affiliates of KKR, Silver Lake, TCV and Mr. Parsons until such affiliate has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock and (ii) a majority of our directors other than directors designated or nominated by stockholders affiliated with KKR, Silver Lake, TCV and Mr. Parsons.

Additionally, the TRAs provide that upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) tax savings under the applicable agreements for each taxable year after any such event would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the applicable TRAs. Furthermore, the TRAs will determine the tax savings by excluding certain tax attributes that we obtain the use of after the closing date of this offering as a result of acquiring other entities to the extent such tax attributes are the subject of tax receivable agreements that we enter into in connection with such acquisitions.

As a result of the foregoing, (1) we could be required to make payments under the TRAs that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the agreements and (2) if we materially breach a material obligation under the agreements or if we elect to terminate the agreements early, we would be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made significantly in advance of the actual realization of such future tax savings. In these situations, our obligations under the TRAs could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the TRAs. If we were permitted to elect to terminate the TRAs immediately after this offering, based on the initial public offering price of $20.00 per share of our Class A common stock and a discount rate equal to one year LIBOR plus 100 basis points, we estimate that we would be required to pay $1.5 billion in the aggregate under the TRAs. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.”

In certain circumstances, Desert Newco will be required to make distributions to us and the existing owners of Desert Newco and the distributions that Desert Newco will be required to make may be substantial.

Desert Newco will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its LLC Units, including us. Pursuant to the New LLC Agreement, Desert Newco will make pro rata cash distributions, or tax distributions, to the owners of LLC Units, calculated using an assumed tax rate, to help each of the holders of the LLC Units to pay taxes on such holder’s allocable share of the cumulative taxable income, reduced by cumulative taxable losses. Under the tax rules, Desert Newco is required to allocate net taxable income disproportionately to its unit holders in certain circumstances. Because tax distributions will be determined based on the holder of LLC Units who is allocated the largest amount of taxable income on a per unit basis, but will be made pro rata based on ownership, Desert Newco will be required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes that Desert Newco would have paid if it were taxed on its net income at the assumed rate.

Funds used by Desert Newco to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that Desert Newco will be required to make may be substantial, and may exceed (as a percentage of Desert Newco’s income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments will be calculated with reference to an assumed tax rate, and because of the disproportionate allocation of net taxable income, these payments will likely significantly exceed the actual tax liability for many of the existing owners of Desert Newco.

As a result of potential differences in the amount of net taxable income allocable to us and to the existing owners of Desert Newco, as well as the use of an assumed tax rate in calculating Desert Newco’s distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the TRAs. To the extent, as currently expected, we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to Desert Newco, the existing owners of Desert Newco would benefit from any value attributable to such accumulated cash balances as a result of their ownership of Class A common stock following an exchange of their LLC Units. See “Organizational Structure—Reorganization Transactions—Amendment of the Limited Liability Company Agreement of Desert Newco” and “Organizational Structure—Following this Offering.”

We will not be reimbursed for any payments made to our existing investors under the TRAs in the event that any tax benefits are disallowed.

If the IRS challenges the tax basis or net operating losses, or NOLs, that give rise to payments under the TRAs and the tax basis or NOLs are subsequently disallowed, the recipients of payments under those agreements will not reimburse us for any payments we previously made to them. Any such disallowance would be taken into account in determining future payments under the TRAs and would, therefore, reduce the amount of any such future payments. Nevertheless, if the claimed tax benefits from the tax basis or NOLs are disallowed, our payments under the TRAs could exceed our actual tax savings, and we may not be able to recoup payments under the TRAs that were calculated on the assumption that the disallowed tax savings were available.

GoDaddy Inc. will be controlled by our existing owners, whose interests may differ from those of our public stockholders.

Immediately following this offering and the application of net proceeds from this offering, our existing owners will control approximately 84.9% of the combined voting power of our Class A and Class B common stock. Pursuant to the New LLC Agreement, our existing owners will generally be required to limit transfers in order to avoid a technical tax termination, which may have the effect of prolonging the concentration of our ownership. Additionally, prior to this offering, GoDaddy Inc. and Desert Newco will enter into a stockholder agreement with funds affiliated with KKR, Silver Lake and TCV as well as Mr. Parsons and certain specified other holders of LLC Units from time to time, including our executive officers. The stockholder agreement will provide that our stockholders affiliated with KKR, Silver Lake and Mr. Parsons will be entitled to nominate members of our board of directors as described in “Management—Board of Directors.” The parties to the stockholder agreement will agree to vote for these nominees as well as other directors recommended by our nominating and corporate governance committee. In addition, the stockholder agreement will provide that, for so long as their affiliated funds hold specified amounts of our stock, our board of directors will maintain an executive committee consisting of one KKR Director, one Silver Lake Director and one Parsons Director as defined in “Management—Board of Directors.” The stockholder agreement and the charter for the executive committee will further provide that, for so long as their affiliated funds hold specified amounts of our stock, in addition to the approval of our board of directors, the approvals of KKR and Silver Lake, in their capacity as stockholders, and a majority of the members of the executive committee shall be required for corporate actions such as change in control transactions, acquisitions with a value in excess of $50 million and any material change in the nature of the business conducted by us or our subsidiaries. See “Management—Certain Relationships and Related Party Transactions—Stockholder Agreement—KKR and Silver Lake Approvals” and “Management—Board of Directors—Committees of the Board of Directors—Executive Committee.” As a result, based on their ownership of our voting stock and the approval rights in the stockholder agreement, certain of our existing owners will have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring stockholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change in control of our company that could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock. In addition, immediately following this offering and the application of net proceeds therefrom, the Continuing LLC Owners will own 59.4% of the LLC Units. Because they hold their ownership interest in our business through Desert Newco, rather than through the public company, these existing owners may have conflicting interests with our public stockholders. For example, the Continuing LLC Owners may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the TRAs that we entered in connection with this offering, and whether and when GoDaddy Inc. should terminate the TRAs and accelerate its obligations thereunder; provided that any decision to terminate the TRAs and accelerate the obligation thereunder would also require the approval of a majority of the directors of GoDaddy Inc., other than directors designated or nominated by stockholders affiliated with KKR, Silver Lake, TCV or Mr. Parsons. In addition, the structuring of future transactions may take into consideration these Continuing LLC Owners’ tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.”

Further, our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, the doctrine of “corporate opportunity” will not apply to KKR, Silver Lake, TCV, Mr. Parsons or their respective affiliates, the directors they nominate or our other non-employee directors in a manner that would prohibit them from investing in competing businesses or doing business with our partners or customers. See “Certain Relationships and Related Party Transactions—Stockholder Agreement—Other Provisions.”

In addition, under the terms of the TRAs, we may not elect an early termination of the TRAs without the consent of each of certain affiliates of KKR, Silver Lake, TCV and Mr. Parsons until such affiliate has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock. Accordingly, we may be prevented from terminating the TRAs in circumstances where we determine it would be beneficial for us to do so, including potentially in connection with future strategic transactions.

Participation in this offering by certain of our existing owners has reduced the available public float for our shares.

Certain entities affiliated with KKR, Silver Lake, TCV and Bob Parsons, each a beneficial owner of more than 5% of our capital stock and an affiliate of a member of our board of directors, have agreed to purchase an aggregate of 2,500,000 shares of our Class A common stock offered pursuant to this prospectus on a pro rata basis based on their existing ownership (724,665, 724,665, 325,000 and 725,670 shares of our Class A common stock, respectively) directly from us at the initial public offering price of $20.00 per share. These existing affiliates, together with our other directors, executive officers and each of the existing owners that is known to be the beneficial owner of more than 5% of any class or series of our capital stock and their affiliates, in the aggregate, will beneficially own approximately 86.5% of our outstanding Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock) after giving effect to the Reorganization Transactions and this offering.

Such purchases by these affiliates has reduced the available public float for our shares because such affiliates are restricted from selling the shares by a lock-up agreement they have entered into with our underwriters and by restrictions under applicable securities laws. As a result, the purchase of shares by such affiliates in this offering has reduced the liquidity of our Class A common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

We are a “controlled company” within the meaning of the New York Stock Exchange listing standards and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Upon the completion of this offering, our existing owners will continue to control a majority of the combined voting power of our Class A and Class B common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange listing standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following this offering, we intend to rely on some or all of these exemptions. As a result, we will not have a majority of independent directors and our compensation and nominating and corporate governance committees will not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

Our substantial leverage could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, divert our cash flow from operations for debt payments and prevent us from meeting our debt obligations.

As of December 31, 2014, our total indebtedness was approximately $1.5 billion. Our substantial leverage could have a material adverse effect on our business and financial condition, including:

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and pursue future business opportunities;

•	increasing our vulnerability to adverse economic, industry or competitive developments;

•	exposing us to increased interest expense, as our degree of leverage may cause the interest rates of any future indebtedness, whether fixed or floating rate interest, to be higher than they would be otherwise;

•	exposing us to the risk of increased interest rates because certain of our indebtedness bears interest at variable rates;

•	making it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants, could result in an event of default that accelerates our obligation to repay indebtedness;

•	restricting us from making strategic acquisitions;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, product development, satisfaction of debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our flexibility in planning for, or reacting to, changes in our business or market conditions and placing us at a competitive disadvantage compared to our competitors who may be better positioned to take advantage of opportunities that our leverage prevents us from exploiting.

Substantially all of our indebtedness consists of indebtedness under our credit facility which matures in 2019 and 2021 and under our senior note which matures in 2019. We may not be able to refinance our existing indebtedness because of our high level of debt, debt incurrence restrictions under our debt agreements or adverse conditions in credit markets generally.

Furthermore, we may incur significant additional indebtedness in the future. Although the credit agreement and indenture that govern substantially all of our indebtedness contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables. To the extent we incur additional indebtedness, the substantial leverage risks described above would be exacerbated.

Certain of our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which may prevent us from capitalizing on business opportunities.

The credit agreement that governs our credit facility imposes significant operating and financial restrictions on us. These restrictions limit the ability of our subsidiaries, and effectively limit our ability to, among other things:

•	incur or guarantee additional debt or issue disqualified equity interests;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of restricted subsidiaries to make certain intercompany dividends, distributions, payments or transfers; and

•	transfer or sell assets.

The indenture that governs the senior note includes similar restrictions to those imposed by our credit agreement. However, the indenture provides that we will not be subject to certain restrictive covenants imposed under the indenture so long as Mr. Parsons or certain affiliates of Mr. Parsons own in the aggregate in excess of 20% of the outstanding principal amount of the senior note. As of December 31, 2014, such restrictive covenants were suspended as a result of Mr. Parsons’ ownership of the senior note. We intend to use a portion of the proceeds from this offering to repay the senior note (including related prepayment premiums and accrued interest). See “Use of Proceeds.”

As a result of the restrictions described above, we will be limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our indebtedness or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

Some provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws may deter third parties from acquiring us and diminish the value of our Class A common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws provide for, among other things:

•	a classified board of directors with staggered three year terms;

•	the ability of our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could have the effect of impeding the success of an attempt to acquire us or otherwise effect a change in control;

•	advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at stockholder meetings;

•	certain limitations on convening special stockholder meetings; and

•	certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws that may be amended only by the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of our stock entitled to vote thereon, voting together as a single class, if affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own less than 40% in voting power of our stock entitled to vote generally in the election of directors.

In addition, while we have opted out of Section 203 of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the votes of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least two-thirds of the votes of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors. Our amended and restated certificate of incorporation provides that KKR, Silver Lake, Mr. Parsons, their respective affiliates and any of their respective direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

These provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage, delay or prevent a transaction involving a change in control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our Class A common stock if they are viewed as discouraging future takeover attempts. These provisions could also make it more difficult for stockholders to nominate directors for election to our board of directors and take other corporate actions.

Risks Relating to Owning Our Class A Common Stock and This Offering

An active trading market for our Class A common stock may never develop or be sustained.

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “GDDY.” However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of your ability to sell your shares of Class A common stock when desired or the prices that you may obtain for your shares.

Our share price may be volatile, and you may be unable to sell your shares at or above the offering price.

Technology stocks have historically experienced high levels of volatility. The trading price of our Class A common stock is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that may cause the market price of our Class A common stock to fluctuate include:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general, and of companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our operating results;

•	whether our operating results meet the expectations of securities analysts or investors;

•	changes in the expectations of investors or securities analysts;

•	actual or anticipated developments in our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our stock; or

•	departures of key personnel.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the trading price of our Class A common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If our stock price is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business, and this could have a material adverse effect on our business, operating results and financial condition.

Sales of outstanding shares of our Class A common stock into the market in the future could cause the market price of our Class A common stock to drop significantly.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our Class A common stock in the public market after the market standoff, lock-up and other legal restrictions on resale lapse, the trading price of our Class A common stock could decline. After this offering, 152,251,200 shares of Class A and Class B common stock will be outstanding. Of these shares, the 23,000,000 shares of our Class A common stock to be sold in this offering will be freely tradable, unless such shares are held by “affiliates,” as that term is defined in Rule 144 of the Securities Act of 1933, as amended, or the Securities Act.

Each of our executive officers and directors, KKR, Silver Lake, TCV, Mr. Parsons and the holders of substantially all of the shares of our common stock and securities exercisable for our common stock (including shares of Class A common stock issuable upon exchange of LLC Units) are subject to market standoff agreements with us or lock-up agreements with the underwriters during the period ending 180 days after the date of this prospectus (subject to extension) that prevent them from selling their shares prior to the expiration of this lock-up period, subject to certain exceptions. Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may, however, in their sole discretion, permit shares subject to these agreements to be sold prior to their expiration. See “Underwriters” for additional information.

After the lock-up agreements pertaining to this offering expire, up to an additional 38,825,912 shares of Class A common stock (excluding 90,425,288 shares issuable upon exchange of LLC Units), including an aggregate of 2,500,000 shares of our Class A common stock purchased by certain entities affiliated with KKR, Silver Lake, TCV and Mr. Parsons in this offering, will be eligible for sale in the public market, of which 38,825,912 will be held by affiliates and subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements.

Before the completion of this offering, we will enter into a stockholder agreement with Desert Newco and each of KKR, Silver Lake, TCV and Mr. Parsons. Pursuant to the stockholder agreement, each of KKR, Silver Lake, TCV and Mr. Parsons will agree, subject to certain limited exceptions, not to transfer, sell, exchange, assign, pledge, hypothecate, convey or otherwise dispose of or encumber any shares of our Class A common stock (including shares of Class A common stock issuable upon the exchange of LLC Units) during the three-year period following this offering without the consent of each of KKR and Silver Lake, for so long as each of KKR and Silver Lake is entitled to nominate at least one director to our board of directors. Pursuant to agreements with us, members of our senior management team and independent directors and certain holders of more than 100,000 shares of our Class A common stock (including shares of Class A common stock issuable upon the exchange of LLC Units) and/or options to purchase Class A common stock may not, subject to certain limited exceptions, transfer, sell, exchange, assign, pledge, hypothecate, convey or otherwise dispose of or encumber any shares of our Class A common stock (including shares of Class A common stock issuable upon exchange of LLC Units) during the one-year period following this offering.

In addition, following the completion of this offering, we intend to file a registration statement to register all shares of Class A common stock subject to options or RSUs that are currently outstanding or that are reserved for future issuance under our equity compensation plans. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our Class A common stock could decline. See “Shares Eligible for Future Sale” for additional information.

If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our Class A common stock in this offering, you will experience substantial and immediate dilution of $49.02 per share, based on the initial public offering price of $20.00 per share, because the price that you pay will be substantially greater than the net tangible book value per share of the Class A common stock that you acquire. This dilution is due in large part to the fact that our existing investors paid substantially less than the initial public offering price when they purchased their equity. In addition, investors who purchase shares in this offering will contribute approximately 31% of the total amount of equity capital raised by us through the date of this offering, in exchange for acquiring approximately 15% of our outstanding shares. In addition, we have issued options at prices significantly below the initial public offering price and have also issued RSUs with no exercise price. To the extent outstanding options are ultimately exercised and RSUs vest, there will be further dilution to investors in this offering.

If securities analysts do not publish research or reports about our business, or if they downgrade our stock, the price of our stock could decline.

The trading market for our Class A common stock could be influenced by any research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain, research coverage by securities analysts. If no securities analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event securities analysts cover our company and one or more of these analysts downgrade our stock or publish unfavorable research about our business, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We have broad discretion in the use of the net proceeds that we receive in this offering.

The principal purposes of this offering are to repay the senior note, raise additional capital, create a public market for our Class A common stock and facilitate our future access to the public equity markets. GoDaddy Inc. intends to contribute $25 million of the proceeds from this offering to GD Subsidiary Inc. and to use the remaining proceeds, and to cause GD Subsidiary Inc. to use the proceeds contributed to it, to purchase newly-issued LLC Units from Desert Newco, as described under “Organizational Structure—This Offering.” We also intend to cause Desert Newco to (i) pay the unpaid expenses of this offering payable by us, including the underwriting discounts and commissions, which we estimate will be $34 million in the aggregate, (ii) make a final payment, which we estimate will be $26 million in the aggregate, to the Sponsors and TCV upon the termination of the transaction and monitoring fee agreement, in accordance with its terms, in connection with the completion of this offering, (iii) make a payment of $3 million to Bob Parsons upon the termination of the executive chairman services agreement, in accordance with its terms, in connection with the completion of this offering and (iv) make a payment of $315 million to repay the senior note, including related prepayment premiums and accrued interest. Any remaining proceeds will be used for general corporate purposes. Our intended uses for general corporate purposes may include working capital, sales and marketing activities, solution and platform development, general and administrative matters, and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. Until the application of the proceeds as set forth above, our management will have broad discretion over the investment of the proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on investment of these proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, operating results and financial condition could be harmed.

We do not intend to pay dividends following the completion of this offering.

We do not expect to pay dividends to the holders of our Class A common stock following the completion of this offering for the foreseeable future. Our ability to pay dividends on our Class A common stock is limited by our existing indebtedness, and may be further restricted by the terms of any future debt incurred or preferred securities issued by us or our subsidiaries or by law. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion and any legal or contractual limitations on our ability to pay dividends. As a result, any capital appreciation in the price of our Class A common stock may be your only source of gain on your investment in our Class A common stock.

If, however, we decide to pay a dividend in the future, we would need to cause Desert Newco to make distributions to GoDaddy Inc. in an amount sufficient to cover such dividend. Deterioration in the consolidated financial condition, earnings or cash flow of Desert Newco for any reason could limit or impair its ability to make distributions to us.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Organizational Structure,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to continue to add new customers and increase sales to our existing customers;

•	our ability to develop new solutions and bring them to market in a timely manner;

•	our ability to timely and effectively scale and adapt our existing solutions;

•	our dependence on establishing and maintaining a strong brand;

•	the occurrence of service interruptions and security or privacy breaches;

•	system failures or capacity constraints;

•	the rate of growth of, and anticipated trends and challenges in, our business and in the market for our products;

•	our future financial performance, including our expectations regarding our revenue, cost of revenue, operating expenses, including changes in technology and development, marketing and advertising, general and administrative and Customer Care expenses, and our ability to achieve and maintain, future profitability;

•	our ability to continue efficiently acquiring customers, maintaining our high customer retention rates and maintaining the level of our customers’ lifetime spend;

•	our ability to provide high quality Customer Care;

•	the effects of increased competition in our markets and our ability to compete effectively;

•	our ability to expand internationally;

•	our ability to effectively manage our growth and associated investments;

•	our ability to integrate recent or potential future acquisitions;

•	our ability to maintain our relationships with our partners;

•	adverse consequences of our substantial level of indebtedness;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to maintain or improve our market share;

•	sufficiency of cash and cash equivalents to meet our needs for at least the next 12 months;

•	beliefs and objectives for future operations;

•	our ability to stay in compliance with laws and regulations that currently apply or may become applicable to our business both in the United States and internationally;

•	economic and industry trends or trend analysis;

•	the attraction and retention of qualified employees and key personnel;

•	the amount and timing of any payments we make under the New LLC Agreement and the TRAs; and

•	the future trading prices of our Class A common stock.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in very competitive and rapidly changing environments, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in our forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assume responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to publicly update any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, is based on information from management estimates and independent industry analysts and third-party sources, consisting of reports from VeriSign, dated January 2015, and the Ewing Marion Kauffman Foundation, dated April 2014, publicly available information on the website of Netcraft Ltd., or Netcraft, as well as studies we commissioned from BrandOutlook, LLC, or BrandOutlook, dated September 2014, and Beall Research, Inc., or Beall Research, dated January 2013. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions, which we believe to be reasonable, made by us based on such data, as well as our knowledge of our industry, customers and products. Projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

ORGANIZATIONAL STRUCTURE

Organizational Structure Prior to this Offering

The following diagram depicts our organizational structure prior to the Reorganization Transactions. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.

Organizational Structure Following this Offering

The diagram below depicts our organizational structure immediately following this offering assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock. As used in this prospectus, “existing owners” refers to the owners of Desert Newco, collectively, prior to the Reorganization Transactions, and “Continuing LLC Owners” refers to those existing owners who will retain their equity ownership in Desert Newco in the form of LLC Units after the Reorganization Transactions.

Immediately following this offering, GoDaddy Inc. will be a holding company and either directly or through its wholly owned subsidiary GD Subsidiary Inc., its principal asset will be a controlling equity interest in Desert Newco. As the sole managing member of Desert Newco, GoDaddy Inc. will operate and control all of the business and affairs of Desert Newco and, through Desert Newco and its subsidiaries, conduct our business. GoDaddy Inc. will consolidate Desert Newco in its consolidated financial statements and will report a non-controlling interest related to the LLC Units held by the Continuing LLC Owners on its consolidated financial statements.

Our post-offering organizational structure will allow the Continuing LLC Owners to retain their equity ownership in Desert Newco, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of LLC Units. Investors participating in this offering will, by contrast, hold equity in GoDaddy Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of our Class A common stock. We believe that the Continuing LLC Owners generally find it advantageous to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. The Continuing LLC Owners and GoDaddy Inc. will incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Desert Newco as calculated pursuant to the New LLC Agreement (as defined below). As described below, each of the Continuing LLC Owners will also hold a number of shares of Class B common stock of GoDaddy Inc. equal to the number of LLC Units held by such person. Although these shares have no economic rights, they will allow such owners to directly exercise voting power at GoDaddy Inc., which will be the managing member of Desert Newco, at a level that is consistent with their overall equity ownership of our business. Under our amended and restated certificate of incorporation, each share of Class B common stock shall be entitled to one vote. When a LLC Unit is exchanged by a Continuing LLC Owner (which we would generally expect to occur in connection with a sale or other transfer), a corresponding share of Class B common stock held by the exchanging owner is also exchanged and will be cancelled.

Incorporation of GoDaddy Inc.

GoDaddy Inc. was incorporated in Delaware on May 28, 2014. GoDaddy Inc. has not engaged in any business or other activities except in connection with its incorporation. GoDaddy Inc.’s amended and restated certificate of incorporation will authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”

Following this offering, each Continuing LLC Owner will hold a number of shares of our Class B common stock equal to the number of LLC Units held by such Continuing LLC Owner, each of which provides its holder with no economic rights but entitles the holder to one vote on matters presented to GoDaddy Inc.’s stockholders, as described in “Description of Capital Stock—Capital Stock—Common Stock—Class B Common Stock.” Holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law.

Reorganization Transactions

Before the completion of this offering, GoDaddy Inc. will incorporate in Delaware a new subsidiary that will be wholly owned by it. We expect that this subsidiary will be named GD Subsidiary Inc. GoDaddy Inc. intends to contribute approximately $25 million of the net proceeds from this offering to GD Subsidiary Inc. and to cause GD Subsidiary Inc. to use the proceeds contributed to it, to purchase newly-issued LLC Units from Desert Newco.

The amendment of the limited liability company agreement of Desert Newco, the investors’ reorganization transactions and entry into the Exchange Agreement, all described below, are collectively referred to as the “Reorganization Transactions.”

Amendment of the Limited Liability Company Agreement of Desert Newco

Before the completion of this offering, the limited liability company agreement of Desert Newco will be amended and restated to, among other things, appoint GoDaddy Inc. as its sole managing member and reclassify its outstanding limited liability company units as non-voting units. We refer to such units as the “LLC Units.” We refer to the limited liability company agreement of Desert Newco, as in effect at the time of this offering, as the “New LLC Agreement.”

As the sole managing member of Desert Newco, GoDaddy Inc. will have the right to determine when distributions will be made to the unit holders of Desert Newco and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If GoDaddy Inc. authorizes a distribution, such distribution will be made to the holders of LLC Units, including GoDaddy Inc., pro rata in accordance with their respective ownership of Desert Newco, provided that GoDaddy Inc. as sole managing member will be entitled to non-pro rata distributions for certain fees and expenses.

Upon the consummation of this offering, GoDaddy Inc. will be a holding company and either directly or through its wholly owned subsidiary GD Subsidiary Inc., its principal asset will be a controlling equity interest in Desert Newco. As such, GoDaddy Inc. will have no independent means of generating revenue. Desert Newco will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of LLC Units, including GoDaddy Inc. Accordingly, GoDaddy Inc. will incur income taxes on its allocable share of any net taxable income of Desert Newco and will also incur expenses related to its operations. Pursuant to the New LLC Agreement, Desert Newco will make pro rata cash distributions to the holders of LLC Units, calculated using an assumed tax rate, to help to fund their tax obligations in respect of the cumulative taxable income, reduced by cumulative taxable losses, of Desert Newco that is allocated to them. Generally, these tax distributions will be computed based on an assumed income tax rate equal to the sum of (i) the maximum marginal federal income tax rate applicable to an individual (including, solely in the case of any current owner of The Go Daddy Group Inc., the 3.8% tax on net investment income to the extent such tax is applicable to Desert Newco income allocable to such owner) and (ii) 7%, which represents an assumed blended state income tax rate. As of December 31, 2014, this assumed income tax rate was 46.6% (which would increase to 50.4% with respect to a current owner of The Go Daddy Group Inc. if the tax on net investment income were to apply to all of its allocable share of income from Desert Newco). It is not expected that the tax on net investment income will apply to a significant portion of the income of Desert Newco allocable to current owners of The Go Daddy Group, Inc. Notwithstanding the potential differences, described above, in the assumed tax rate applicable in respect of different owners, Desert Newco will make tax distributions pro rata to LLC Unit ownership. In addition, under the tax rules, Desert Newco is required to allocate net taxable income disproportionately to its unit holders in certain circumstances. Because tax distributions will be determined based on the holder of LLC Units who is allocated the largest amount of taxable income on a per unit basis, but will be made pro rata based on ownership, Desert Newco will be required to make tax distributions that will likely exceed the actual tax liability incurred by many of the existing owners of Desert Newco in respect of their ownership in Desert Newco and that, in the aggregate, will likely exceed the amount of taxes that Desert Newco would have paid if it were taxed on its net income at the assumed rate applicable to current owners of The Go Daddy Group, Inc. In addition to tax expenses, GoDaddy Inc. also will incur expenses related to its operations, plus payments under the TRAs, which GoDaddy Inc. expects will be significant. GoDaddy Inc. intends to cause Desert Newco to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow GoDaddy Inc. to pay its taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRAs.

The New LLC Agreement will also provide that as a general matter a Continuing LLC Owner will not have the right to transfer LLC Units if GoDaddy Inc. determines that such transfer would be prohibited by law or regulation or would violate other agreements with GoDaddy Inc. to which the Continuing LLC Owner may be subject or would cause a technical tax termination of Desert Newco. However, each of KKR, Silver Lake, TCV and Mr. Parsons may transfer all its LLC Units even if such transfer could result in a technical tax termination if the transferring member indemnifies the other members of Desert Newco (including Go Daddy Inc.) for certain adverse tax consequences arising from any such technical tax termination and indemnifies Desert Newco for related costs.

Investors’ Reorganization Transactions

Prior to the completion of this offering, (1) KKR 2006 Fund (GDG) L.P., an affiliate of KKR, will make a distribution of LLC Units to KKR 2006 GDG Blocker Sub L.P. in an amount proportional to KKR 2006 GDG Blocker Sub L.P.’s ownership in KKR 2006 Fund (GDG) L.P.; (2) SLP GD Investors, L.L.C., an affiliate of Silver Lake, will make a distribution of LLC Units to SLP III Kingdom Feeder II, L.P. in an amount proportional to SLP III Kingdom Feeder II, L.P.’s ownership in SLP GD Investors, L.L.C., and subsequently, SLP III Kingdom Feeder II, L.P. will liquidate and distribute the LLC Units it received in the distribution from SLP GD Investors, L.L.C. to its partners, SLP III Kingdom Feeder Corp. as limited partner and Silver Lake Technology Associates III, L.P., as general partner; and (3) TCV VII (A) GD Investor, L.P., an affiliate of TCV, will liquidate and distribute all of its LLC Units to TCV VII (A) GD Investor, Inc., its limited partner. Each of KKR 2006 GDG Blocker Sub L.P., GDG Co-Invest Blocker Sub L.P., SLP III Kingdom Feeder Corp. and TCV VII

(A) GD Investor, Inc. (such parties, the “Blocker Companies”) will then merge with one of four newly formed subsidiaries of GoDaddy Inc., and each of the surviving entities from such mergers will then merge with and into GoDaddy Inc., with GoDaddy Inc. surviving such merger (collectively, the “Investor Corp Mergers”). As a result of the Investor Corp Mergers, KKR 2006 GDG Blocker L.P., as limited partner of KKR 2006 GDG Blocker Sub L.P., GDG Co-Invest Blocker L.P., as limited partner of GDG Co-Invest Blocker Sub L.P., SLP III Kingdom Feeder I, L.P., as the sole stockholder of SLP III Kingdom Feeder Corp., and TCV VII (A) L.P., as the sole stockholder of TCV VII (A) GD Investor, Inc. (such parties, the “Reorganization Parties”) will each receive a number of shares of GoDaddy Inc.’s Class A common stock that is equal to its pro rata share of the number of LLC Units held by the Blocker Companies immediately before the Investor Corp Mergers, as well as certain rights under the applicable TRA.

Exchange Agreement

We and the Continuing LLC Owners will enter into the Exchange Agreement at the time of this offering under which they (or certain permitted transferees thereof) will have the right, subject to the terms of the Exchange Agreement, to exchange their LLC Units, together with a corresponding number of shares of Class B common stock, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. The Exchange Agreement will provide, however, that such exchanges must be for a minimum of the lesser of 1,000 LLC Units or all of the vested LLC Units held by such owner. The New LLC Agreement will also provide that as a general matter a Continuing LLC Owner will not have the right to exchange LLC Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject, including the New LLC Agreement. We may impose additional restrictions on exchange that we determine to be necessary or advisable so that Desert Newco is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges LLC Units and Class B common stock for shares of Class A common stock, the number of LLC Units held by GoDaddy Inc. is correspondingly increased as it acquires the exchanged LLC Units, and a corresponding number of shares of Class B common stock are cancelled. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

As noted above, each of the Continuing LLC Owners will also hold a number of shares of our Class B common stock initially equal to the number of LLC Units held by such person. Although these shares have no economic rights, they will allow such Continuing LLC Owners to directly exercise voting power at GoDaddy Inc., the managing member of Desert Newco, at a level that is consistent with their overall equity ownership of our business. Under our amended and restated certificate of incorporation, each share of Class B common stock will be entitled to one vote.

This Offering

In connection with the completion of this offering, GoDaddy Inc. intends to contribute approximately $25 million of the proceeds it receives from this offering to GD Subsidiary Inc., and to use the remaining proceeds, and to cause GD Subsidiary Inc. to use the proceeds contributed to it, to purchase LLC Units from Desert Newco at a purchase price per unit equal to the initial public offering price per share of Class A common stock in this offering net of underwriting discounts and commissions. Based on the initial public offering price of $20.00 per share of Class A common stock, GoDaddy Inc. will purchase from Desert Newco 23,000,000 LLC Units for an aggregate of $460 million (or 26,000,000 LLC Units for an aggregate of $520 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) from the sale of 20,500,000 shares of our Class A common stock to the underwriters and an aggregate of 2,500,000 shares of our Class A common stock to certain entities affiliated with KKR, Silver Lake, TCV and Bob Parsons. Desert Newco will bear or reimburse GoDaddy Inc. for all of the expenses of this offering. Accordingly, following this offering, GoDaddy Inc. will hold a number of LLC Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage ownership in Desert Newco as a single LLC Unit.

Following This Offering

The Continuing LLC Owners may, subject to the terms of the Exchange Agreement, exchange their LLC Units, together with a corresponding number of shares of Class B common stock, for shares of Class A common stock of GoDaddy Inc. on a one-for-one basis. These exchanges are expected to result in increases in the tax basis of the assets of Desert Newco that otherwise would not have been available. Both existing tax basis acquired by GoDaddy Inc. in such exchanges and increases in tax basis resulting from such exchanges may reduce the amount of tax that GoDaddy Inc. would otherwise be required to pay in the future. This tax basis may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. In addition, the Investor Corp Mergers will result in favorable tax attributes to GoDaddy Inc.

GoDaddy Inc. will enter into a TRA with the Continuing LLC Owners that will provide for the payment by GoDaddy Inc. of approximately 85% of the amount of the calculated tax savings, if any, that GoDaddy Inc. is deemed to realize as a result of this existing and increased tax basis and certain other tax benefits related to it entering into the TRA, including tax benefits attributable to payments under the TRA. Mr. Robel and Ms. Rafael, each a member of our board of directors, intend to forego their rights to be a party to the TRA. GoDaddy Inc. will also enter into TRAs with each of the Reorganization Parties that will provide for the payment by GoDaddy Inc. to each Reorganization Party of approximately 85% of the amount of the calculated tax savings, if any, that GoDaddy Inc. is deemed to realize as a result of the tax attributes of the units it acquires in the applicable Investor Corp Merger, any net operating losses available as a result of the applicable Investor Corp Merger and certain other tax benefits related to entering into the applicable TRA. These payment obligations are obligations of GoDaddy Inc. and not of Desert Newco. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreements.”

GoDaddy Inc. may accumulate cash balances in future years resulting from distributions from Desert Newco exceeding our tax or other liabilities. To the extent GoDaddy Inc. does not use such cash balances to pay a dividend on or repurchase shares of Class A common stock and instead decides to hold or recontribute such cash balances to Desert Newco for use in its operations, Continuing LLC Owners who exchange LLC Units and shares of Class B common stock for shares of Class A common stock in the future could also benefit from any value attributable to such accumulated cash balances. See “Certain Relationships and Related Party Transactions—Exchange Agreement.”

As a result of the Reorganization Transactions and this offering, upon completion of this offering:

•	Our Class A common stock will be held as follows:

•	23,000,000 shares (or 26,000,000 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) by investors in this offering; and

•	38,825,912 shares by the Reorganization Parties.

•	Our Class B common stock (together with the same amount of LLC Units) will be held as follows:

•	90,425,288 shares and LLC Units by the Continuing LLC Owners.

•	The combined voting power in GoDaddy Inc. will be as follows:

•	15.1% for investors in this offering (or 16.7% if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•	25.5% for the Reorganization Parties (or 25.0% if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•	59.4% for the Continuing LLC Owners (or 58.2% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

USE OF PROCEEDS

We estimate that the proceeds to GoDaddy Inc. will be approximately $460 million (or $520 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) from the sale of 20,500,000 shares of our Class A common stock to the underwriters and an aggregate of 2,500,000 shares of our Class A common stock to certain entities affiliated with KKR, Silver Lake, TCV and Bob Parsons, based on the initial public offering price of $20.00 per share.

GoDaddy Inc. intends to contribute approximately $25 million of these proceeds to GD Subsidiary Inc. and to use the remaining proceeds, and to cause GD Subsidiary Inc. to use the proceeds contributed to it, to purchase newly-issued LLC Units from Desert Newco, as described under “Organizational Structure—Reorganization Transactions.” We intend to cause Desert Newco to (i) pay the unpaid expenses of this offering payable by us, including the underwriting discounts and commissions, which we estimate will be $34 million in the aggregate, (ii) make a final payment, which we estimate will be $26 million in the aggregate, to the Sponsors and TCV upon the termination of the transaction and monitoring fee agreement, in accordance with its terms, in connection with the completion of this offering, (iii) make a payment of $3 million to Bob Parsons upon the termination of the executive chairman services agreement, in accordance with its terms, in connection with the completion of this offering and (iv) make a payment of $315 million to repay the senior note, including related prepayment premiums and accrued interest. Any remaining proceeds will be used for general corporate purposes. Our intended uses for general corporate purposes may include working capital, sales and marketing activities, solution and platform development, general and administrative matters, and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. The senior note has an aggregate principal amount of $300 million, bears interest at a rate of 9.0% per annum and matures on December 15, 2019 and contains prepayment premium provisions. Our repayment of the senior note will require that we pay 104.5% of the principal amount to be repaid plus accrued and unpaid interest to, but excluding, the date of redemption. See “Certain Relationships and Related Party Transactions—Senior Note Payable to The Go Daddy Group, Inc.”

Pending specific application of these proceeds, we expect to invest them primarily in short term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We do not intend to pay dividends on our Class A common stock in the foreseeable future.

Immediately following this offering, GoDaddy Inc. will be a holding company, and either directly or through its wholly owned subsidiary GD Subsidiary Inc., its principal asset will be a controlling equity interest in Desert Newco. If, however, GoDaddy Inc. decides to pay a dividend in the future, it would need to cause Desert Newco to make distributions to GoDaddy Inc. in an amount sufficient to cover such dividend. If Desert Newco makes such distributions to GoDaddy Inc., the other holders of LLC Units will be entitled to receive pro rata distributions.

Our ability to pay dividends on our Class A common stock is limited by the covenants of our indebtedness and may be further restricted by the terms of any future debt or preferred securities incurred or issued by us or our subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” In addition, Desert Newco is generally prohibited under Delaware law from making a distribution to unit holders (including us) to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Desert Newco (with certain exceptions) exceed the fair value of its assets. Subsidiaries of Desert Newco are generally subject to similar legal limitations on their ability to make distributions to Desert Newco.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2014:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect (i) the Reorganization Transactions described under “Organizational Structure,” (ii) the creation of certain tax assets in connection with this offering and the Reorganization Transactions, (iii) the creation of related liabilities in connection with entering into the TRAs with the Reorganization Parties and (iv) the sale by us of 23,000,000 shares of Class A common stock pursuant to this offering and the application of the proceeds from this offering as described in “Use of Proceeds,” based on the initial public offering price of $20.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

This table should be read in conjunction with the information contained in this prospectus, including “Organizational Structure,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Financial Information” and the consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus.

	December 31, 2014
	Actual	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents	$ 138,968	$221,300

Long-term debt, including current portion	$1,418,922	$1,126,364
Members’/stockholders’ equity:
Class A common stock, $0.001 par value per share, 1,000,000,000 shares authorized and 61,825,912 shares outstanding on a pro forma as adjusted basis	—	62
Class B common stock, $0.001 par value per share, 500,000,000 shares authorized and 90,177,088 shares outstanding on a pro forma as adjusted basis	—	90
Additional paid-in capital	—	454,407
Members’ interest	1,086,206	—
Accumulated deficit	(675,815)	(51,246)
Non-controlling interest	—	213,066

Total members’/stockholders’ equity	$ 410,391	$616,379

Total capitalization	$1,829,313	$1,742,743

DILUTION

If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the pro forma net tangible book value per share of Class A common stock immediately after the completion of this offering.

Our pro forma net tangible book value as of December 31, 2014 was $(2,167,805,000) or $(55.83) per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our tangible net worth, total tangible assets less total liabilities, by the aggregate number of shares of Class A common stock outstanding prior to the completion of this offering.

After giving effect to the sale by us of the 23,000,000 shares of Class A common stock in this offering, at the initial public offering price of $20.00 per share and the receipt and application of the net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at December 31, 2014 would have been $(1,794,451,000) or $(29.02) per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $26.81 per share and an immediate dilution to new investors of $49.02 per share.

The following table illustrates this per share dilution:

Initial public offering price		$20.00
Pro forma net tangible book value per share as of December 31, 2014	$(55.83)
Increase in pro forma net tangible book value per share attributable to new investors	26.81

Pro forma net tangible book value per share after offering		(29.02)

Dilution per share to new investors		$49.02

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our Class A common stock after giving effect to this offering would be $(26.81) per share, and the dilution in net tangible book value per share to investors in this offering would be $46.81 per share.

The following table sets forth, on a pro forma as adjusted basis, as of December 31, 2014, the number of shares of Class A common stock and Class B common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the investors in this offering, at the initial public offering price of $20.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	129,003,000	84.9%	$1,020,427,000	68.9%	$7.91
Investors in this offering	23,000,000	15.1	460,000,000	31.1	20.00

Total	152,003,000	100%	$1,480,427,000	100%

The foregoing discussion and tables assume no exercise of the underwriters’ over-allotment option or of outstanding stock options after December 31, 2014. If the underwriters exercise their over-allotment option to purchase additional shares of our Class A common stock, there will be further dilution to new investors.

The number of shares of our Class A common stock set forth in the table above is based on                      shares of our Class A common stock outstanding and does not reflect:

•	26,647,614 shares of Class A common stock issuable upon the exercise of options to purchase LLC Units that were outstanding as of December 31, 2014, with a weighted-average exercise price of $8.27 per unit, that become exercisable for shares of our Class A common stock immediately following this offering;

•	115,538 shares of Class A common stock issuable upon the exercise of warrants to purchase LLC Units that were outstanding as of December 31, 2014, with an exercise price of $7.44 per unit, that become exercisable for shares of our Class A common stock immediately following this offering;

•	86,992 shares of Class A common stock issuable upon the vesting of RSUs with respect to LLC Units that were outstanding as of December 31, 2014;

•	6,050,048 additional shares of Class A common stock, subject to increase on an annual basis, reserved for future issuance under our 2015 Equity Incentive Plan, which will become effective in connection with the completion of this offering, plus 4,235,413 shares of Class A common stock reserved for future issuance under our 2011 Unit Incentive Plan, which shares will be added to the shares of Class A common stock to be reserved under our 2015 Equity Incentive Plan upon its effectiveness;

•	2,000,000 additional shares of Class A common stock, subject to increase on an annual basis, reserved for future issuance under our 2015 Employee Stock Purchase Plan, or our ESPP, which will become effective in connection with the completion of this offering; and

•	90,425,288 shares of Class A common stock issuable upon exchange of the same number of LLC Units (together with the same number of shares of our Class B common stock) that will be held by certain of our existing owners immediately following this offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2014 presents the Reorganization Transactions described under “Organizational Structure” and this offering as if each had been completed as of January 1, 2014. The unaudited pro forma consolidated balance sheet as of December 31, 2014 presents the Reorganization Transactions and this offering as if each had been completed as of December 31, 2014.

The unaudited pro forma consolidated financial information has been prepared based on Desert Newco’s historical consolidated financial statements and the assumptions and adjustments described in the notes to the unaudited pro forma consolidated financial information below. The adjustments necessary to fairly present the unaudited pro forma consolidated financial information are based on available information and assumptions we believe are reasonable and are presented for illustrative purposes only. The unaudited pro forma consolidated financial information does not purport to represent our consolidated results of operations or consolidated financial position that would actually have occurred had the transactions referred to above been consummated on the dates assumed or to project our consolidated results of operations or consolidated financial position for any future date or period. The presentation of the unaudited pro forma consolidated financial information is prepared in conformity with Article 11 of Regulation S-X.

Desert Newco’s historical consolidated financial information has been derived from its consolidated financial statements and accompanying notes included elsewhere in this prospectus. GoDaddy Inc. was formed on May 28, 2014 and will have no material assets or results of operations until the completion of this offering. Therefore, its historical financial position is not included in the unaudited pro forma consolidated financial information.

The pro forma adjustments related to the Reorganization Transactions are described in the notes to the unaudited pro forma consolidated financial information and primarily include the following:

•	the amendment and restatement of GoDaddy Inc.’s certificate of incorporation to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) issue shares of Class B common stock to the Continuing LLC Owners equal to the number of LLC Units they own;

•	the exchange by the Reorganization Parties of their LLC Units for an equal number of shares of Class A common stock;

•	the approximately 69.9% non-controlling interest in Desert Newco, LLC represented by the LLC Units not held by GoDaddy Inc. after completion of the Reorganization Transactions; and

•	the execution of the Tax Receivable Agreements and the recognition of the related payable under such agreements.

The pro forma adjustments related to this offering are described in the notes to the unaudited pro forma consolidated financial information and primarily include the following:

•	the issuance of 23,000,000 shares of our Class A common stock to the purchasers in this offering in exchange for net proceeds of approximately $426.4 million, based on the initial public offering price of $20.00 per share, after deducting underwriting discounts and commissions and estimated unpaid offering expenses;

•	the payment of $314.6 million to repay the senior note, which includes related prepayment premiums of $13.5 million and accrued interest of approximately $1.1 million;

•	the payment of approximately $26.4 million to the Sponsors and TCV upon the termination of the transaction and monitoring fee agreement;

•	the payment of $3.0 million to Bob Parsons upon the termination of the executive chairman services agreement; and

•	the approximately 59.3% non-controlling interest in Desert Newco, LLC represented by the LLC Units not held by GoDaddy Inc. after completion of this offering.

Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise of the underwriters’ option to purchase additional shares of Class A common stock. If the underwriters’ option is exercised in full, net proceeds from this offering will be approximately $482.8 million, based on the initial public offering price of $20.00 per share, after deducting underwriting discounts and commissions and estimated unpaid offering expenses, and the ownership percentage represented by LLC Units not held by GoDaddy Inc. will be approximately 58.2%.

The unaudited pro forma consolidated financial information should be read together with “Organizational Structure,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Desert Newco’s consolidated financial statements and related notes thereto included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2014

	Desert Newco Actual	Reorganization Transactions Adjustments		As Adjusted Before Offering	Initial Public Offering Adjustments(3)		GoDaddy Inc. Pro Forma
	(in thousands, except per share data)
Revenue:

Domains	$763,273	$–		$763,273	$–		$763,273
Hosting and presence	507,880	–		507,880	–		507,880
Business applications	116,109	–		116,109	–		116,109

Total revenue	1,387,262	–		1,387,262	–		1,387,262
Costs and operating expenses:
Cost of revenue (excluding depreciation and amortization)	518,382	–		518,382	–		518,382
Technology and development	254,440	–		254,440	–		254,440
Marketing and advertising	164,671	–		164,671	–		164,671
Customer care	190,503	–		190,503	–		190,503
General and administrative	168,383	–		168,383	–		168,383
Depreciation and amortization	152,759	–		152,759	–		152,759

Total costs and operating expenses	1,449,138	–		1,449,138	–		1,449,138

Operating loss	(61,876)	–		(61,876)	–		(61,876)
Interest expense	(84,997)	–		(84,997)	28,682	(4)	(56,315)
Other income (expense), net	744	–		744	–		744

Loss before income taxes	(146,129)	–		(146,129)	28,682		(117,447)
Benefit for income taxes(1)	2,824	–		2,824	–		2,824

Net loss	(143,305)	–		(143,305)	28,682		(114,623)
Net loss attributable to non-controlling interests	–	(100,175	)(2)	(100,175)	32,174	(5)	(68,001)

Net loss attributable to GoDaddy Inc.	$(143,305)	$100,175		$(43,130)	$(3,492)		$(46,662)

Net loss per share—basic and diluted(6)(7)				$(1.11)			$(0.85)

Weighted-average shares, outstanding—basic and diluted(6)(7)				38,826			54,557

See accompanying notes to unaudited pro forma consolidated statement of operations.

Notes to Unaudited Pro Forma Consolidated Statement of Operations

(1)	Desert Newco has been, and will continue to be, treated as a partnership for federal and state income tax purposes. As such, Desert Newco’s profits and losses will flow through to its partners, including GoDaddy Inc., and are generally not subject to tax at the Desert Newco level. GoDaddy Inc. is subject to federal, state, local and foreign taxes. We have determined it is more-likely-than-not the tax benefits associated with the deferred tax assets arising from the Reorganization Transactions and this offering will not be realized. As a result, the pro forma consolidated statement of operations does not reflect an adjustment for deferred tax benefits.
(2)	Upon completion of the Reorganization Transactions, GoDaddy Inc. will become the sole managing member of Desert Newco, and as a result, GoDaddy Inc. will initially own approximately 30.1% of the economic interest in Desert Newco, but will have 100% of the voting power and control the management of Desert Newco. Immediately following the Reorganization Transactions, the ownership percentage held by the non-controlling interest will be approximately 69.9%. Net loss attributable to the non-controlling interest will represent approximately 69.9% of net loss.
(3)	These pro forma adjustments assume no exchanges of LLC Units held by the existing owners for shares of Class A common stock concurrent with this offering. These adjustments are attributable to deferred tax assets for the estimated income tax effects resulting from (i) any existing tax attributes associated with LLC Units acquired in the applicable Investor Corp Merger, the benefit of which is allocable to us as a result of such Investor Corp Merger (including existing tax basis in the Desert Newco assets), (ii) net operating losses available as a result of the applicable Investor Corp Merger and (iii) tax benefits related to imputed interest.
(4)	Reflects a reduction in interest expense of $28.7 million, including the related accretion of original issue discount of $1.5 million and amortization of deferred financing costs of $0.2 million, as a result of the repayment of the senior note, as described in “Use of Proceeds,” as if such repayment occurred on January 1, 2014. The senior note currently bears interest at a rate of 9.0% per annum. Any net proceeds from this offering exceeding the amount used to repay the senior note are excluded from the pro forma consolidated statement of operations.
(5)	Upon completion of the Reorganization Transactions, GoDaddy Inc. will become the sole managing member of Desert Newco. As a result of this offering, GoDaddy Inc. will own approximately 40.7% of the economic interest in Desert Newco, but will have 100% of the voting power and control the management of Desert Newco. Immediately following the completion of this offering, the ownership percentage held by the non-controlling interest will be approximately 59.3%. Net loss attributable to the non-controlling interest will represent approximately 59.3% of net loss.
(6)	The basic and diluted pro forma net loss per share of Class A common stock represents net loss attributable to GoDaddy Inc. divided by the combination of 38.8 million shares of Class A common stock owned by the Blocker Companies after giving effect to the Reorganization Transactions and approximately 15.7 million shares of Class A common stock sold in this offering, representing only those shares whose proceeds will be used to repay the senior note (including related prepayment premiums and accrued interest), based on the initial public offering price of $20.00 per share. See “Use of Proceeds.”
(7)	The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted-average shares outstanding or net loss per share.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of December 31, 2014

	Desert Newco Actual	Reorganization Transactions Adjustments		As Adjusted Before Offering	Initial Public Offering Adjustments		GoDaddy Inc. Pro Forma
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$138,968	$–		$138,968	$82,332	(5)	$221,300
Short-term investments	3,003	–		3,003	–		3,003
Accounts receivable	3,527	–		3,527	–		3,527
Registry deposits	17,798	–		17,798	–		17,798
Prepaid domain name registry fees	272,803	–		272,803	–		272,803
Prepaid expenses and other current assets	23,926	–		23,926	(182	)(5)	23,744
Deferred tax assets(1)	857	–		857	–		857

Total current assets	460,882	–		460,882	82,150		543,032
Property and equipment, net	220,905	–		220,905	–		220,905
Prepaid domain name registry fees, net of current portion	152,848	–		152,848	–		152,848
Goodwill	1,661,177	–		1,661,177	–		1,661,177
Intangible assets, net	749,653	–		749,653	–		749,653
Other assets	17,830	–		17,830	(6,859	)(5)(6)	10,971
Deferred tax assets, net of current portion(1)	1,510	–		1,510	–		1,510

Total assets	$3,264,805	$–		$3,264,805	$75,291		$3,340,096

Liabilities and members’/stockholders’ equity
Current liabilities:
Accounts payable	$31,924	$–		$31,924	$–		$31,924
Accrued expenses	112,558	–		112,558	(5,505	)(5)(6)	107,053
Current portion of deferred revenue	823,284	–		823,284	–		823,284
Current portion of long-term debt	4,983	–		4,983	–		4,983

Total current liabilities	972,749	–		972,749	(5,505)		967,244
Deferred revenue, net of current portion	429,228	–		429,228	–		429,228
Long-term debt, net of current portion	1,413,939	–		1,413,939	(292,558	)(5)	1,121,381
Other long-term liabilities	38,498	–		38,498	–		38,498
Payable to related parties pursuant to tax receivable agreements	—	167,366	(2)	167,366	–		167,366

Commitments and contingencies

Members’/stockholders’ equity:
Class A common stock, $0.001 par value per share	—	39	(3)	39	23	(5)	62
Class B common stock, $0.001 par value per share	—	90	(3)	90	–		90
Additional paid-in capital	—	(43,980	)(2)(3)	(43,980)	498,387	(2)(5)(6)	454,407
Members’ interest	1,086,206	(1,086,206	)(3)	–	–		–
Accumulated deficit	(675,815)	675,815	(3)	–	(51,246	)(5)	(51,246)
Non-controlling interests	—	286,876	(4)	286,876	(73,810	)(7)	213,066

Total members’/stockholders’ equity	410,391	(167,366)		243,025	373,354		616,379

Total liabilities and members’/stockholders’ equity	$3,264,805	$–		$3,264,805	$75,291		$3,340,096

See accompanying notes to unaudited pro forma consolidated balance sheet.

Notes to Unaudited Pro Forma Consolidated Balance Sheet

(1)	GoDaddy Inc. is subject to U.S. federal income taxes, in addition to state, local and foreign taxes. We are required to evaluate the realizability of deferred tax assets. After considering the history of losses, as well as all other available positive and negative evidence impacting the future realization of our deferred tax assets, we have concluded it is more-likely-than-not the deferred tax assets arising from the Reorganization Transactions and this offering will not be realized. Therefore, a valuation allowance has been recorded against all of these deferred tax assets. As a result, the pro forma consolidated balance sheet does not reflect an adjustment for deferred tax assets.
(2)	We have reflected adjustments giving effect to certain of the TRAs described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreements” and “Organizational Structure,” based on the following assumptions:

•	we have reflected $167.4 million as an increase to the liabilities due to existing owners under the TRAs, with a corresponding decrease to additional paid-in capital, with respect to the Reorganization Transactions, representing our estimate of the amount we consider probable that we would be required to pay, which approximates 85% of the estimated realizable tax benefit resulting from (i) any existing tax attributes associated with LLC Units acquired in the applicable Investor Corp Merger, the benefit of which is allocable to us as a result of such Investor Corp Merger (including existing tax basis in the Desert Newco assets), (ii) net operating losses available as a result of the applicable Investor Corp Merger and (iii) tax benefits related to imputed interest. Our ability to realize the net cash savings previously described will depend on a number of factors, including the amount and timing of taxable income we generate in the future and any future limitations that may be imposed on our ability to use certain net tax assets; and
•	concurrent with this offering, no LLC Units or shares of Class B common stock will be exchanged; therefore, no tax benefits have been recorded for any exchanges of LLC Units or shares of Class B common stock.
(3)	Reflects the reclassification of Desert Newco’s historic members’ equity to Class A common stock, Class B common stock and additional paid-in capital as a result of the Reorganization Transactions.
(4)	Upon completion of the Reorganization Transactions, GoDaddy Inc. will become the sole managing member of Desert Newco, and as a result, GoDaddy Inc. will initially own approximately 30.1% of the economic interest in Desert Newco, but will have 100% of the voting power and control the management of Desert Newco. Immediately following the Reorganization Transactions, the ownership percentage held by the non-controlling interest will be approximately 69.9%.
(5)	We estimate that the proceeds to GoDaddy Inc. from this offering will be approximately $426.4 million (or approximately $482.8 million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), based on the initial public offering price of $20.00 per share, after deducting approximately $33.6 million of underwriting discounts and commissions and estimated unpaid offering expenses payable by us. We intend to cause Desert Newco to (i) pay the unpaid expenses of this offering payable by us including the underwriting discounts and commissions, (ii) make a final payment, which we estimate will be $26.4 million in the aggregate, to the Sponsors and TCV upon the termination of the transaction and monitoring fee agreement, in accordance with its terms, in connection with the completion of this offering, (iii) make a payment of $3.0 million to Bob Parsons upon the termination of the executive chairman services agreement, in accordance with its terms, in connection with the completion of this offering and (iv) make a payment of $314.6 million to repay the senior note, which includes related prepayment premiums of $13.5 million and accrued interest of approximately $1.1 million, and the write-off of $7.4 million of unamortized original issue discount and $0.9 million of deferred financing costs. Any remaining proceeds will be used for general corporate purposes. See “Use of Proceeds.”
(6)	We are deferring the direct costs associated with this offering. These costs, including amounts accrued, primarily represent legal, accounting and other direct costs and are recorded in other assets in Desert Newco’s consolidated balance sheet. Upon completion of this offering, $6.1 million of deferred costs will be charged against the proceeds from this offering as a reduction of additional paid-in capital.
(7)	Upon completion of the Reorganization Transactions, GoDaddy Inc. will become the sole managing member of Desert Newco. As a result of this offering, GoDaddy Inc. will own approximately 40.7% of the economic interest of Desert Newco, but will have 100% of the voting power and will control the management of Desert Newco. Immediately following the completion of this offering, the ownership percentage held by the non-controlling interest will be approximately 59.3%.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables present our selected consolidated financial data. In December 2011, certain investors acquired a controlling interest in Desert Newco in the Merger. Desert Newco was formed in contemplation of, and survived the Merger and was required to apply purchase accounting and a new basis of accounting beginning on December 17, 2011. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Purchase Accounting” for more information.

The consolidated statements of operations data for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 are derived from Desert Newco’s audited consolidated financial statements and the notes thereto included elsewhere in this prospectus. The consolidated statements of operations data for the year ended December 31, 2010, the period from January 1, 2011 through December 16, 2011 and the period from December 17, 2011 through December 31, 2011 and the consolidated balance sheet data as of December 31, 2010, 2011 and 2012 are derived from Desert Newco’s audited consolidated financial statements not included in this prospectus. The selected consolidated financial data presented below is not necessarily indicative of the results to be expected for any future period. You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Predecessor(1)		Successor(1)
	Year Ended December 31, 2010	January 1 Through December 16, 2011	December 17 Through December 31, 2011	Year Ended December 31,
				2012	2013	2014

	(in thousands, except per share or per unit data)
Consolidated Statements of Operations Data:
Total revenue	$741,234	$862,978	$31,349	$910,903	$1,130,845	$1,387,262
Costs and operating expenses:(2)
Cost of revenue	313,345	357,525	16,500	430,299	473,868	518,382
Technology and development	117,161	212,987	8,078	175,406	207,941	254,440
Marketing and advertising	94,422	117,715	3,893	130,123	145,482	164,671
Customer care	94,105	115,416	5,114	132,582	150,932	190,503
General and administrative	87,575	280,521	41,811	106,377	143,980	168,383
Depreciation and amortization	39,667	49,155	5,445	138,620	140,567	152,759

Total costs and operating expenses	746,275	1,133,319	80,841	1,113,407	1,262,770	1,449,138
Operating income (loss)	(5,041)	(270,341)	(49,492)	(202,504)	(131,925)	(61,876)
Interest expense	(960)	(2,962)	(3,521)	(79,092)	(70,978)	(84,997)
Other income (expense), net	1,926	2,621	(562)	2,326	1,877	744

Loss before income taxes	(4,075)	(270,682)	(53,575)	(279,270)	(201,026)	(146,129)
Benefit (provision) for income taxes	(84)	235	1	218	1,142	2,824

Net loss	$(4,159)	$(270,447)	$(53,574)	$(279,052)	$(199,884)	$(143,305)

Basic and diluted net loss per share or per unit(3)	$(0.06)	$(3.85)	$(10.34)	$(2.21)	$(1.58)	$(1.11)

Weighted-average common shares or units outstanding—basic and diluted(3)	73,203	70,195	5,179	126,098	126,663	128,567

Pro forma basic and diluted net loss per share (unaudited)(4)						$(0.85)

Pro forma weighted-average common shares outstanding (unaudited)(5)						54,557

(1)	Our company is referred to as the “Predecessor” for all periods prior to the Merger and is referred to as the “Successor” for all periods after the Merger. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Purchase Accounting” for more information.
(2)	Costs and operating expenses include equity-based compensation expense as follows:

	Predecessor		Successor
	Year Ended December 31, 2010	January 1 Through December 16, 2011	December 17 Through December 31, 2011	Year Ended December 31,
				2012	2013	2014
			(in thousands)
Cost of revenue	$—	$37	$—	$13	$21	$8
Technology and development	—	58,242	94	1,560	4,704	10,445
Marketing and advertising	—	15,069	94	1,581	2,585	6,122
Customer care	—	2,508	19	329	586	792
General and administrative	—	183,430	505	8,197	8,552	12,818

(3)	Net loss per share and weighted-average common shares outstanding during the Predecessor periods are not affected by the one-for-two reverse split of LLC Units, which became effective in March 2015.
(4)	Pro forma basic and diluted net loss per share has been adjusted to reflect $28,682 of lower interest expense related to the repayment of the senior note (including related prepayment premiums and accrued interest) as described in “Use of Proceeds,” as if such repayment occurred on January 1, 2014. The senior note currently bears interest at a rate of 9.0% per annum.
(5)	Pro forma weighted-average shares includes approximately 15.7 million shares of common stock to be issued in this offering, representing only those shares whose proceeds will be used to repay the senior note (including related prepayment premiums and accrued interest), based on the initial public offering price of $20.00 per share. The issuance of such shares is assumed to have occurred as of the beginning of the period.

	Predecessor	Successor
	As of December 31, 2010	As of December 31,
		2011	2012	2013	2014
		(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$44,384	$47,805	$59,463	$95,430	$138,968
Prepaid domain name registry fees	277,071	337,055	373,801	404,087	425,651
Property and equipment, net	156,831	195,550	159,714	183,248	220,905
Total assets	525,898	3,068,405	3,027,675	3,213,130	3,264,805
Deferred revenue	688,603	656,463	908,910	1,086,156	1,252,512
Long-term debt, including current portion	13,622	998,857	989,334	1,085,454	1,418,922
Total liabilities	772,506	1,738,500	1,981,625	2,342,382	2,854,414
Total stockholders’/ members’ (deficit) equity	(246,608)	1,273,544	1,013,738	812,507	410,391

Key Metrics

We monitor the following key metrics to help us evaluate growth trends, establish budgets and assess operational performance. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP and operational measures are useful in evaluating our business:

	Year Ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
	(unaudited; in thousands, except ARPU)
Total bookings	$938,662	$1,124,840	$1,249,565	$1,397,936	$1,675,198
Total customers at period end	8,225	9,395	10,236	11,584	12,709
Average revenue per user (ARPU) for the trailing 12 months ended	$97	$102	$93	$104	$114
Adjusted EBITDA	$127,618	$156,818	$173,875	$196,323	$271,497

(1)	The year ended December 31, 2010 represents the operations of our Predecessor. The year ended December 31, 2011 represents the combined periods of January 1, 2011 through December 16, 2011 (Predecessor) and December 17, 2011 through December 31, 2011 (Successor). All periods ending after December 31, 2011 represent the Successor’s operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

Total bookings. Total bookings represents gross cash receipts from the sale of products to customers in a given period before giving effect to certain adjustments, primarily net refunds granted in the period. Total bookings provides valuable insight into the sales of our products and the performance of our business given that we typically collect payment at the time of sale and recognize revenue ratably over the term of our customer contracts. We report total bookings without giving effect to refunds granted in the period. Refunds often occur in periods different from the period of sale for reasons unrelated to the marketing efforts leading to the initial sale. Accordingly, by excluding net refunds, we believe total bookings reflects the effectiveness of our sales efforts in a given period.

Total customers. We define total customers as those that, as of the end of a period, have an active subscription. A single user may be counted as a customer more than once if the user maintains active subscriptions in multiple accounts. Total customers is an indicator of the scale of our business and is a critical factor in our ability to increase our revenue base.

Average revenue per user (ARPU). We calculate average revenue per user, or ARPU, as total revenue during the preceding 12 month period divided by the average of the number of total customers at the beginning and end of the period. ARPU provides insight into our ability to sell additional products to customers, though the impact to date has been muted due to our continued growth in total customers. The impact of purchase accounting adjustments makes comparisons of ARPU among historical periods less meaningful; however, in future periods, as the effects of purchase accounting decrease, ARPU will become a more meaningful metric. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Impact of Purchase Accounting.”

Adjusted EBITDA. Adjusted EBITDA is a measure of our performance that aligns our bookings and operating expenditures, and is the primary metric management uses to evaluate the profitability of our business. We calculate adjusted EBITDA as net loss excluding depreciation and amortization, interest expense (net), provision (benefit) for income taxes, equity-based compensation expense, change in deferred revenue, change in prepaid and accrued registry costs, acquisition and sponsor-related costs and a non-recurring reserve for sales taxes. Acquisition and sponsor-related costs include (i) retention and acquisition-specific employee costs, (ii) acquisition-related professional fees, (iii) adjustments to the fair value of contingent consideration, (iv) costs incurred under the transaction and monitoring fee agreement with the Sponsors and TCV, which will cease following a final payment in connection with the completion of this offering, (v) costs incurred under the executive chairman services agreement, which will cease following a payment in connection with the completion of this offering and (vi) costs associated with consulting services provided by KKR Capstone. As a result of our business model, we typically collect payment at the time of sale and generally recognize revenue ratably over the term of our customer contracts. At the time of a domain sale, we also incur the obligation for the domain name registry fees associated with the customer contract. As a result, sales to customers increase our deferred revenue and prepaid and accrued registry costs. We therefore adjust net loss for changes in deferred revenue and changes in the associated prepaid and accrued registry costs to facilitate a better comparison of our performance from period to period.

Reconciliation of Non-GAAP Financial Measures

Our non-GAAP financial measures have limitations as analytical tools and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. First, total bookings and adjusted EBITDA are not substitutes for total revenue and net loss, respectively. Second, these non-GAAP financial measures may not provide information directly comparable to measures provided by other companies in our industry, as those other companies may calculate their non-GAAP financial measures differently, particularly related to adjustments for acquisition accounting and non-recurring expenses. Third, adjusted EBITDA excludes certain recurring expenses that have been and will continue to be significant expenses of our business.

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

	Year Ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
	(unaudited; in thousands)
Total Bookings:
Total revenue	$741,234	$894,327	$910,903	$1,130,845	$1,387,262
Change in deferred revenue	144,621	161,107	252,448	169,145	166,357
Net refunds	54,992	69,460	80,177	96,117	116,215
Other	(2,185)	(54)	6,037	1,829	5,364

Total bookings	$938,662	$1,124,840	$1,249,565	$1,397,936	$1,675,198

(1)	The year ended December 31, 2010 represents the operations of our Predecessor. The year ended December 31, 2011 represents the combined periods of January 1, 2011 through December 16, 2011 (Predecessor) and December 17, 2011 through December 31, 2011 (Successor). All periods ending after December 31, 2011 represent the Successor’s operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.

	Year Ended December 31,
	2010(1)	2011(1)	2012(1)	2013(1)	2014(1)
	(unaudited; in thousands)
Adjusted EBITDA:
Net loss	$(4,159)	$(324,021)	$(279,052)	$(199,884)	$(143,305)
Interest expense	960	6,483	79,092	70,978	84,997
Interest income(2)	(55)	(39)	(39)	(85)	(179)
(Benefit) provision for income taxes	84	(236)	(218)	(1,142)	(2,824)
Depreciation and amortization	39,667	54,600	138,620	140,567	152,759
Equity-based compensation expense	—	259,998	11,680	16,448	30,185
Change in deferred revenue	144,621	161,107	252,448	169,145	166,357
Change in prepaid and accrued registry costs(3)	(53,500)	(51,539)	(34,206)	(23,392)	(20,872)
Acquisition and sponsor-related costs(4)	—	50,465	5,550	9,292	4,962
Sales tax accrual(5)	—	—	—	14,396	(583)

Adjusted EBITDA	$127,618	$156,818	$173,875	$196,323	$271,497

(1)	The year ended December 31, 2010 represents the operations of our Predecessor. The year ended December 31, 2011 represents the combined periods of January 1, 2011 through December 16, 2011 (Predecessor) and December 17, 2011 through December 31, 2011 (Successor). All periods ending after December 31, 2011 represent the Successor’s operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more information.
(2)	Interest income is included in “Other income (expense), net” in Desert Newco’s consolidated statements of operations.
(3)	This amount includes the changes in prepaid domain name registry fees, registry deposits and registry payables.
(4)	Acquisition and sponsor-related costs in 2011 include professional fees related to the completion of the Merger, which are included in “General and administrative” expenses in Desert Newco’s consolidated statements of operations. Cash paid for acquisition and sponsor-related costs were $50,702, $4,447, $13,037 and $3,277 for the years ended December 31, 2011, 2012, 2013 and 2014, respectively.
(5)	This amount represents increases or decreases in the accrual for prior period sales tax obligations related to Desert Newco, LLC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Indirect Taxes.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis reflects our historical results of operations and financial position, and, except as otherwise indicated below, does not give effect to the Reorganization Transactions or to the completion of this offering. See “Organizational Structure.” This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this prospectus.

Overview

Over the past decade, GoDaddy has played an integral role in empowering individuals and organizations to establish and build successful online ventures. Our approximately 13 million customers are people and organizations with vibrant ideas—businesses, both large and small, entrepreneurs, universities, charities and hobbyists. They are defined by their guts, grit and the determination to transform their ideas into something meaningful. They wear many hats and juggle many responsibilities, and they need to make the most of their time. Our customers need help navigating today’s dynamic Internet environment and want the benefits of the latest technology to help them compete. Since our founding in 1997, we have been a trusted partner and champion for organizations of all sizes in their quest to build successful online ventures.

We were founded in 1997 by Bob Parsons and became an ICANN accredited domain name registrar in 2000. In 2005 we aired our first Super Bowl commercial and became the world’s largest domain name registrar in terms of total domain names registered. Our revenue exceeded $500 million and $1 billion in 2009 and 2013, respectively. As we have grown, our hosting, presence and business applications products have become increasingly important parts of our business, constituting over 49% of aggregate total bookings in 2014. We began investing in the localization of our service offerings in markets outside of the United States in 2012 and as of December 31, 2014 we offered localized products and Customer Care in 37 countries, 44 currencies and 17 languages. The following graphic highlights key milestones in our history and illustrates the increase in our domains under management, total customers and annual revenue.

Our History

We are the global market leader in domain name registration. Securing a domain is a necessary first step to creating a digital identity and our domain products often serve as the starting point in our customer relationships. As of December 31, 2014, more than 92% of our customers had purchased a domain from us and we had approximately 59 million domains under management, which represented approximately 21% of the world’s registered domains according to VeriSign’s Domain Name Industry Brief. We also offer hosting, presence and business application products that enhance our value proposition to our customers by enabling them to create, manage and syndicate their digital identities, or in the case of Web Pros, the digital identities of their customers. These products are often purchased in conjunction with, or subsequent to, an initial domain name registration.

We have developed a stable and predictable business model driven by efficient customer acquisition, high customer retention rates and increasing lifetime spend. We grew our total customers from approximately 8 million as of December 31, 2010 to approximately 13 million as of December 31, 2014 primarily through a combination of brand advertising, direct marketing efforts and customer referrals. In each of the five years ended December 31, 2014, our customer retention rate exceeded 85% and our retention rate for customers who had been with us for over three years was approximately 90%. We believe that the breadth and depth of our product offerings and the high quality and responsiveness of our Customer Care team build strong relationships with our customers and are key to our high level of customer retention.

We generate bookings and revenue from sales of product subscriptions, including domain products, hosting and presence offerings and business applications. Payments are generally collected at the beginning of the subscription period. We offer our product subscriptions on a variety of terms, which are typically one year but can range from monthly terms to multi-annual terms of up to ten years depending on the product. We use total bookings as a performance measure, given that we typically collect payment at the time of sale and recognize revenue ratably over the term of our customer contracts. Accordingly, we believe total bookings is an indicator of the expected growth in our revenue and the operating performance of our business. We have two primary sales channels: our website and our Customer Care team. In 2014, we derived approximately 76% and 23% of our total bookings through our website and our Customer Care team, respectively.

Domains. We generated 51% of our 2014 total bookings from the sale of domain products, primarily from domain name registrations and renewals, domain add-ons such as privacy and aftermarket sales. Total bookings from domains grew an average of 11% annually from 2010 to 2014.

Hosting and Presence. We generated 39% of our 2014 total bookings from the sale of hosting and presence products, primarily from a variety of web-hosting offerings, website builder products, SSL certificates and online commerce products. These products generally have higher margins than domains. Total bookings from hosting and presence products grew an average of 19% annually from 2010 to 2014.

Business Applications. We generated 10% of our 2014 total bookings from the sale of business applications products, primarily from productivity tools such as domain-specific email accounts, which also have higher margins than domains. Total bookings from business applications grew an average of 29% annually from 2010 to 2014.

The chart below illustrates total bookings derived from our product categories in the five years ended December 31, 2014. Total bookings derived from all three of our product categories have increased in each of the last four years ended December 31, 2014, with our hosting, presence and business applications products growing faster in recent periods. This mix shift has favorably impacted our margins.

See “Selected Consolidated Financial Data—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of total revenue to total bookings.

In each of the five years ended December 31, 2014, greater than 87% of our total revenue, excluding the impact of purchase accounting, was generated by customers who were also customers in the prior year. To track our growth and the stability of our customer base, we monitor, among other things, revenue, retention rates and ARPU generated by our annual customer cohorts over time, as well as corresponding marketing and advertising spend. We define an annual customer cohort to include each customer who first became a customer of GoDaddy during a calendar year. For example, in calendar year 2010, we acquired 2.3 million customers, who we collectively refer to as our 2010 cohort. During the same time period, we spent $94 million in marketing and advertising expenses. By the end of 2014, the 2010 cohort had generated an aggregate of $811 million of total bookings, and we expect that this cohort will continue to generate bookings and revenue in the future. For the four years ended December 31, 2014, the average retention rate of the 2010 cohort was approximately 88%. Over this period, ARPU, excluding the impact of purchase accounting, for the 2010 cohort grew from $75 in 2011 to $121 in 2014, representing a CAGR of 17%. We selected the 2010 cohort for this analysis because we believe the 2010 cohort is representative of the spending patterns and revenue impact of our other cohorts. We believe our cohort analysis is important to illustrate the long-term value of our customers.

The growth of our business and our ability to achieve and maintain profitability will depend on many factors, including our ability to continue to expand our product offerings, efficiently acquire new customers and increase our sales to existing customers. In the five years ended December 31, 2014, to support our growth, we invested $976 million in technology and development expenses and $656 million in marketing and advertising expenses. From December 31, 2012 to December 31, 2014, our customer base grew from 10.2 million to 12.7 million customers, an increase of 24.2%. We invest capital from any potential source, whether debt or internally generated cash, depending on the adequacy and availability of that source of capital and which source may be used most efficiently and at the lowest cost at that point in time. Our total revenue was $910.9 million, $1.1 billion and $1.4 billion in 2012, 2013 and 2014, respectively. We incurred net losses of $279.1 million, $199.9 million and $143.3 million in 2012, 2013 and 2014, respectively. The impact on revenue related to purchase accounting for the Merger and other acquisitions limits the comparability of our revenue and net loss between periods. See “—Impact of Purchase Accounting.” As a result of the investments we are making to support our revenue growth, we do not expect to be profitable in the near future.

Factors Affecting Our Performance

We believe that the growth of our business and our future success depend on various opportunities, challenges and other factors, including the following:

Small businesses transitioning online. Many small businesses and organizations remain offline, given limited resources and inadequate tools. Our growth will depend in part on how quickly these small businesses and ventures take steps to establish an online presence with domains and websites and, once online, the rate at which they adopt hosting, presence and business applications solutions to connect them to their customers and manage their businesses.

Evolution of the domains market. With over 280 million existing domains registered, it is becoming increasingly difficult for customers to find the name that best suits their needs. As a result, ICANN has authorized the introduction of more than 1,300 new gTLDs over the next several years that address a wide range of markets and interests, from professions to personal interests to geographies, which will significantly expand the inventory of available domains. Our pricing for domain name registrations for new gTLDs may be higher than that of first generation gTLDs due to differences in the way new gTLDs are regulated. Additionally, there is a growing secondary market for the resale of existing domains. Our growth will depend in part on the continued relevance of first generation TLDs, the timing and extent of adoption of new gTLDs, the continued development of the secondary domains market and pricing for domains.

International expansion. We recently increased our focus on international sales, launching localized versions of our products and regional Customer Care in 2012. We have experienced higher growth in sales to international customers than our domestic customers in recent periods. Sales to international customers constituted 22%, 24% and 25% of total bookings in 2012, 2013 and 2014, respectively. We believe our global opportunity is significant, and to address this opportunity, we intend to continue to launch localized versions of our products and to invest in product marketing, infrastructure and personnel to support our international expansion efforts. Our growth will depend in part on the adoption of our products in international markets and our ability to market them successfully. We believe our investment in localized versions of our products, infrastructure and regional Customer Care will contribute to our revenue growth, but it may delay our ability to achieve profitability or reduce our profitability in the future.

Leveraging cloud-based technologies. We invested $976 million in technology and development expenses during the five year period ended December 31, 2014 and intend to continue to invest in product innovation to address the needs of our customers. Our revenue growth will depend in part on our ability to leverage our cloud-based technology platform and infrastructure to continue to launch new product offerings and offer them to our customers efficiently. While we believe these investments will enable us to grow our revenue, they may delay our ability to achieve profitability or reduce our profitability in the future.

Enhancements in brand and marketing. We expect to continue to dedicate significant resources to brand advertising and direct marketing efforts, particularly as we expand into new geographies and introduce new products. As illustrated by the 2010 cohort data discussed above, we have benefitted from high lifetime revenue per customer relative to the corresponding advertising and marketing spend. Given these attractive unit economics, we will continue to employ highly-analytic, metric-driven marketing efforts to acquire new customers. Our growth will depend in part on our ability to launch impactful marketing campaigns and appropriately balance our level of marketing spending with the benefits realized through new customer acquisitions and increased total bookings. We believe that our continued investment in brand advertising and direct marketing will help us acquire new customers, grow our revenue and improve our operating results; however, these investments may also delay our ability to achieve profitability or reduce our profitability in the future.

Key Metrics

We monitor the following key metrics to help us evaluate growth trends, establish budgets and assess operational performance. These metrics are supplemental to our GAAP results and include operational and non-GAAP measures. See “Selected Consolidated Financial Data—Key Metrics—Reconciliation of Non-GAAP Financial Measures.”

	Year Ended December 31,
	2012	2013	2014
	(unaudited; in thousands, except ARPU)
Total bookings	$1,249,565	$1,397,936	$1,675,198
Total customers at period end	10,236	11,584	12,709
Average revenue per user (ARPU) for the trailing 12 month period ended	$93	$104	$114
Adjusted EBITDA	$173,875	$196,323	$271,497

Total bookings. Total bookings represents gross cash receipts from the sale of products to customers in a given period before giving effect to certain adjustments, primarily net refunds granted in the period. Total bookings provides valuable insight into the sales of our products and the performance of our business given that we typically collect payment at the time of sale and recognize revenue ratably over the term of our customer contracts. We report total bookings without giving effect to refunds granted in the period. Refunds often occur in periods different from the period of sale for reasons unrelated to the marketing efforts leading to the initial sale. Accordingly, by excluding net refunds, we believe total bookings reflects the effectiveness of our sales efforts in a given period.

Total bookings increased 11.9% from $1.2 billion in 2012 to $1.4 billion in 2013 primarily resulting from a 13.2% increase in total customers from December 31, 2012 and a 5.0% increase in domains under management over the same period. Total bookings increased 19.8% to $1.7 billion in 2014 primarily resulting from a 9.7% increase in total customers from December 31, 2013 and a 3.5% increase in domains under management over the same period as well as $45.0 million of incremental bookings from businesses acquired in the fourth quarter of 2013.

Total customers. We define total customers as those that, as of the end of a period, have an active subscription. A single user may be counted as a customer more than once if the user maintains active subscriptions in multiple accounts. Total customers is an indicator of the scale of our business and is a critical factor in our ability to increase our revenue base.

As of December 31, 2012, 2013 and 2014, we had 10.2 million, 11.6 million and 12.7 million total customers, respectively. Our customer growth resulted from increased brand awareness, our ongoing direct marketing and advertising initiatives, the offering of new and enhanced products and acquisitions.

Average revenue per user (ARPU). We calculate average revenue per user, or ARPU, as total revenue during the preceding 12 month period divided by the average of the number of total customers at the beginning and end of the period. ARPU provides insight into our ability to sell additional products to customers, though the impact to date has been muted due to our continued growth in total customers. The impact of purchase accounting adjustments makes comparisons of ARPU among historical periods less meaningful; however, in future periods, as the effects of purchase accounting decrease, ARPU will become a more meaningful metric. See “—Impact of Purchase Accounting.”

ARPU increased 11.7% from $93 during 2012 to $104 during 2013 primarily due to the reduced impact of purchase accounting adjustments and increased customer spend. ARPU increased 10.2% to $114 during 2014 primarily due to the impact of incremental revenue from acquisitions completed in the fourth quarter of 2013, the reduced impact of purchase accounting adjustments and increased customer spend.

Adjusted EBITDA. Adjusted EBITDA is a measure of our performance that aligns our bookings and operating expenditures, and is the primary metric management uses to evaluate the profitability of our business. We calculate adjusted EBITDA as net loss excluding depreciation and amortization, interest expense (net), provision (benefit) for income taxes, equity-based compensation expense, change in deferred revenue, change in prepaid and accrued registry costs, acquisition and sponsor-related costs and a non-recurring reserve for sales taxes. Acquisition and sponsor-related costs include (i) retention and acquisition-specific employee costs, (ii) acquisition-related professional fees, (iii) adjustments to the fair value of contingent consideration, (iv) costs incurred under the transaction and monitoring fee agreement with the Sponsors and TCV, which will cease following a final payment in connection with the completion of this offering, (v) costs incurred under the executive chairman services agreement, which will cease following a payment in connection with the completion of this offering and (vi) costs associated with consulting services provided by KKR Capstone. As a result of our business model, we typically collect payment at the time of sale and generally recognize revenue ratably over the term of our customer contracts. At the time of a domain sale, we also incur the obligation for the domain name registry fees associated with the customer contract. As a result, sales to customers increase our deferred revenue and prepaid and accrued registry costs. We therefore adjust net loss for changes in deferred revenue and changes in the associated prepaid and accrued registry costs to facilitate a better comparison of our performance from period to period.

Adjusted EBITDA increased 12.9% from $173.9 million in 2012 to $196.3 million in 2013 and 38.3% to $271.5 million in 2014, primarily due to increases in the size of our business, improved operating efficiencies and the impact of acquisitions completed in the fourth quarter of 2013.

See “Selected Consolidated Financial Disclosures—Key Metrics” for more information and reconciliations of our key metrics to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Impact of Purchase Accounting

On December 17, 2011, investment funds and entities affiliated with KKR, Silver Lake and TCV and other investors acquired a controlling interest in our company. We refer to this transaction as the “Merger.” Desert Newco was formed in contemplation of and survived the Merger, and as a result of the Merger, we applied purchase accounting and a new basis of accounting beginning on the date of the Merger. Our company is referred to as the “Predecessor” for all periods prior to the Merger and is referred to as the “Successor” for all periods after the Merger.

As a result of the Merger, we were required by GAAP to record all assets and liabilities, including deferred revenue, prepaid domain name registry fees and long-lived assets, at fair value as of the effective date of the Merger, which in some cases was different than their historical book values. This had the effect of reducing revenue and deferred revenue and increasing prepaid domain name registry fees and cost of revenue from that which would have otherwise been recognized, as described in more detail below.

We assessed the fair value of deferred revenue acquired in the Merger to be $649.7 million, representing a decrease of $217.1 million from its historical book value. Recognizing deferred revenue at fair value reduces revenue in the periods subsequent to the Merger. The impact of the Merger to revenue was $130.7 million in 2012, $42.2 million in 2013 and $17.3 million in 2014. The effect of the Merger on the deferred costs was not material. To the extent our customers renew their contracts, the full amount of renewal revenue will be recognized in future periods.

Since the beginning of 2012, we completed seven acquisitions and, under GAAP, recorded the acquired assets and liabilities at fair value, which similarly impacted revenue to be recognized in future periods.

The impact on revenue related to purchase accounting for the Merger and other acquisitions limits the comparability of our revenue between periods. The table below represents the impact of purchase accounting, primarily attributable to the Merger and to a lesser extent our other acquisitions, to our total revenue during the indicated periods.

	Years Ended December 31,
	2012	2013	2014
	(unaudited; in thousands)
Impact of purchase accounting:
Total revenue	$910,903	$1,130,845	$1,387,262
Impact of purchase accounting on revenue	130,683	43,249	18,654

Total revenue excluding impact of purchase accounting(1)	$1,041,586	$1,174,094	$1,405,916

(1)	This amount represents the amount of revenue we would have recognized if not for the impact of purchase accounting.

Reorganization Transactions

GoDaddy Inc. was incorporated in May 2014 and, pursuant to a reorganization into a holding corporation structure, will become a holding corporation whose principal asset, either directly or through its wholly owned subsidiary GD Subsidiary Inc., will be a controlling equity interest in Desert Newco. As the sole managing member of Desert Newco, GoDaddy Inc. will operate and control the business and affairs of Desert Newco and its subsidiaries. GoDaddy Inc. will consolidate Desert Newco in its consolidated financial statements and will report a non-controlling interest related to the LLC Units held by our Continuing LLC Owners in our consolidated financial statements.

Prior to the consummation of this offering, we will execute several reorganization transactions described under “Organizational Structure—Reorganization Transactions,” as a result of which the limited liability company agreement of Desert Newco will be amended and restated to, among other things, reclassify its outstanding limited liability company units as non-voting units. Pursuant to the New LLC Agreement, GoDaddy Inc. will be the sole managing member of Desert Newco.

We will also enter into the Exchange Agreement with our Continuing LLC Owners under which they will have the right, subject to the terms of the Exchange Agreement, to exchange their LLC Units and shares of Class B common stock for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. See “Organizational Structure” and “Certain Relationships and Related Party Transactions—Exchange Agreement.”

Following this offering, each of our Continuing LLC Owners that held voting units before the Reorganization Transactions and that continues to hold LLC Units will also hold a number of shares of Class B common stock of GoDaddy Inc. equal to the number of LLC Units held by such person. The shares of Class B common stock have no economic rights but entitle the holder to one vote per share on matters presented to stockholders of GoDaddy Inc. The Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders.

Basis of Presentation

Revenue

We generate substantially all of our revenue from sales of product subscriptions, including domain name registration, hosting and presence offerings and business applications. Our subscription terms are typically one year but can range from monthly terms to multi-annual terms of up to 10 years depending on the product. We generally collect the full amount of subscription fees at the time of sale, but recognize revenue from our subscriptions ratably over the applicable contractual terms.

Domains revenue primarily consists of revenue from the sale of domain name registration subscriptions, domain add-ons and aftermarket sales. Domain name registrations provide a customer with the exclusive use of a domain during the applicable contract term. After the contract term expires, unless renewed, the customer can no longer access the domain. Hosting and presence revenue primarily consists of revenue from the sale of subscriptions to our website hosting products, website building products and SSL certificates. Business applications revenue primarily consists of revenue from the sale of subscriptions for email accounts, online calendar, online data storage, third-party productivity applications and email marketing tools. Revenue is presented net of refunds, and we maintain a reserve to provide for refunds granted to customers. Our reserve is an estimate based on historical refund experience. Refunds reduce deferred revenue at the time they are granted and result in a reduced amount of revenue recognized over the applicable subscription terms compared to the amount originally expected. Our annual refund rate has ranged from 6.4% to 6.9% of total bookings from 2012 to 2014.

Costs and Operating Expenses

Cost of revenue

Costs of revenue are the direct costs we incur in connection with selling an incremental product to our customers. Substantially all cost of revenue relates to domain name registration costs, payment processing fees and third-party commissions. Similar to our billing practices, we pay domain costs at the time of purchase, but recognize the costs of service ratably over the term of our customer contracts. We expect cost of revenue to increase in absolute dollars in future periods as we expand our domains business and our total customers. Domain costs include fees paid to the various domain registries and ICANN. We prepay these costs in advance for the life of the subscription. The terms of registry pricing are established by an agreement between registries and registrars. Cost of revenue may increase or decrease as a percentage of total revenue, depending on the mix of products sold in a particular period and the sales and marketing channels used.

Technology and development

Technology and development represents costs associated with creation, development and distribution of our products and websites. Technology and development expenses primarily consist of personnel costs associated with the design, development, deployment, testing, operation and enhancement of our products, as well as costs associated with the data centers and systems infrastructure supporting those products (excluding depreciation expense). We expect technology and development expense to increase in absolute dollars as we continue to enhance existing products, develop new products and geographically diversify our data center footprint. Technology and development expenses may increase or decrease as a percentage of total revenue depending on our level of investment in future headcount and our global infrastructure footprint.

Marketing and advertising

Marketing and advertising expense represents the costs associated with attracting and acquiring customers. Marketing and advertising expenses primarily consist of direct-marketing costs, television and radio advertising, spokesperson and event sponsorships, marketing-related personnel costs and affiliate program commissions. We expect marketing and advertising expenses to fluctuate both in absolute dollars and as a percentage of total revenue depending on the size and scope of our future discretionary marketing and advertising campaigns, particularly related to the size and scope of our new product introductions and international operations.

Customer care

Customer care expense represents the costs to consult, advise and service our customers’ needs. Customer care expenses primarily consist of personnel costs. We expect customer care expenses to increase in absolute dollars in the future as we expand our Customer Care team due to increases in total customers both domestically and internationally. We expect customer care expenses to fluctuate as a percentage of total revenue depending on the level of headcount required to support our continued growth.

General and administrative

General and administrative expenses primarily consist of personnel costs for our administrative functions, professional service fees, office rent, all employee travel expenses, sponsor-based costs and other general costs. We expect general and administrative expenses to increase in absolute dollars in the future as a result of our overall growth, increased personnel costs and expenses associated with being a public reporting company upon completion of this offering.

Depreciation and amortization

Depreciation and amortization expenses consist of charges relating to the depreciation of the property and equipment used in our business and the amortization of acquired intangible assets, particularly those resulting from the Merger. Depreciation and amortization may increase or decrease in absolute dollars in future periods depending on the future level of capital investments in hardware and other equipment as well as amortization expense associated with future acquisitions.

Income Taxes

Desert Newco is currently, and will be through consummation of the Reorganization Transactions, treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, its taxable income or loss is passed through to and included in the tax returns of its members, including us. Accordingly, the consolidated financial statements included in this prospectus do not include a provision for federal and most state and local income taxes. Pursuant to the New LLC Agreement, Desert Newco will make pro rata tax distributions to its unit holders, calculated using an assumed tax rate, to help fund their tax obligations in respect of the cumulative taxable income, reduced by cumulative losses, of Desert Newco that is allocated to them. Generally, these tax distributions will be computed based on an assumed income tax rate equal to the sum of (i) the maximum marginal federal income tax rate applicable to an individual (including, solely in the case of any current owner of The Go Daddy Group Inc., the 3.8% tax on net investment income to the extent such tax is applicable to Desert Newco income allocable to such owner) and (ii) 7%, which represents an assumed blended state income tax rate. As of December 31, 2014, this assumed income tax rate was 46.6% (which would increase to 50.4% with respect to a current owner of The Go Daddy Group Inc. if the tax on net investment income were to apply to all of its allocable share of income from Desert Newco). It is not expected that the tax on net investment income will apply to a significant portion of the income of Desert Newco allocable to current owners of The Go Daddy Group, Inc. Notwithstanding the potential differences, described above, in the assumed tax rate applicable in respect of different owners, Desert Newco will make tax distributions pro rata to LLC Unit ownership. In addition, under the tax rules, Desert Newco is required to allocate net taxable income disproportionately to its unit holders in certain circumstances. Because tax distributions will be determined based on the holder of LLC Units who is allocated the largest amount of taxable income on a per unit basis, but will be made pro rata based on ownership, Desert Newco will be required to make tax distributions that, in the aggregate, will likely to exceed the amount of taxes that Desert Newco would have paid if it were taxed on its net income at the assumed rate applicable to current owners of The Go Daddy Group, Inc. Desert Newco is subject to entity level taxation in certain states, and certain of its subsidiaries are subject to entity level U.S. and foreign income taxes. As a result, the accompanying consolidated statements of income and comprehensive income include tax expense related to those states and to U.S. and foreign jurisdictions where we operate. After consummation of the Reorganization Transactions, GoDaddy Inc. will become subject to U.S. federal, state, local and foreign income taxes with respect to its allocable share of any taxable income of Desert Newco and will be taxed at the prevailing corporate tax rates. In addition to tax expenses, we also will incur expenses related to our operations, plus payments under the TRAs, which we expect will be significant. We intend to cause Desert Newco to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRAs.

Results of Operations

The following tables set forth our results of operations for the periods presented and as a percentage of our total revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Consolidated Statements of Operations Data:
Revenue:
Domains	$588,500	$671,591	$763,273
Hosting and presence	271,433	380,649	507,880
Business applications	50,970	78,605	116,109

Total revenue	910,903	1,130,845	1,387,262
Costs and operating expenses:
Cost of revenue	430,299	473,868	518,382
Technology and development	175,406	207,941	254,440
Marketing and advertising	130,123	145,482	164,671
Customer care	132,582	150,932	190,503
General and administrative	106,377	143,980	168,383
Depreciation and amortization	138,620	140,567	152,759

Total costs and operating expenses	1,113,407	1,262,770	1,449,138

Operating loss	(202,504)	(131,925)	(61,876)
Interest expense	(79,092)	(70,978)	(84,997)
Other income (expense), net	2,326	1,877	744

Loss before income taxes	(279,270)	(201,026)	(146,129)
Benefit for income taxes	218	1,142	2,824

Net loss	$(279,052)	$(199,884)	$(143,305)

	Year Ended December 31,
	2012	2013	2014

Consolidated Statements of Operations Data:
Revenue:
Domains	64.6%	59.4%	55.0%
Hosting and presence	29.8%	33.7%	36.6%
Business applications	5.6%	6.9%	8.4%

Total revenue	100.0%	100.0%	100.0%
Costs and operating expenses:
Cost of revenue	47.2%	41.9%	37.4%
Technology and development	19.3%	18.4%	18.4%
Marketing and advertising	14.3%	12.9%	11.9%
Customer care	14.5%	13.3%	13.7%
General and administrative	11.7%	12.7%	12.1%
Depreciation and amortization	15.2%	12.4%	11.0%

Total costs and operating expenses	122.2%	111.6%	104.5%

Operating loss	(22.2)%	(11.6)%	(4.5)%
Interest expense	(8.7)%	(6.4)%	(6.1)%
Other income (expense), net	0.2%	0.2%	0.1%

Loss before income taxes	(30.7)%	(17.8)%	(10.5)%
Benefit for income taxes	0.1%	0.1%	0.2%

Net loss	(30.6)%	(17.7)%	(10.3)%

Comparison of Years Ended December 31, 2014, 2013 and 2012

Revenue

	Year Ended December 31,			2013 to 2012		2014 to 2013
	2012	2013	2014	$ change	% change	$ change	% change
	(dollars in thousands)
Domains	$588,500	$671,591	$763,273	$83,091	14%	$91,682	14%
Hosting and presence	271,433	380,649	507,880	109,216	40%	127,231	33%
Business applications	50,970	78,605	116,109	27,635	54%	37,504	48%

Total revenue	$910,903	$1,130,845	$1,387,262	$219,942	24%	$256,417	23%

2014 compared to 2013

Total revenue. Total revenue increased $256.4 million, or 22.7%, from $1.1 billion in 2013 to $1.4 billion in 2014. The increase primarily resulted from a $179.4 million increase in total revenue from new and existing customers, $52.4 million of incremental revenue from businesses acquired in the fourth quarter of 2013 and a $24.6 million reduction in the impact of purchase accounting. Total customers increased 1.1 million, or 9.7%, from 11.6 million as of December 31, 2013 to 12.7 million as of December 31, 2014.

Domains. Domains revenue increased $91.7 million, or 13.7%, from $671.6 million in 2013 to $763.3 million in 2014. The increase primarily resulted from a $73.2 million increase in revenue from new and existing customers, $10.3 million of incremental revenue from businesses acquired in the fourth quarter of 2013 and an $8.2 million reduction in the impact of purchase accounting. Domains under management increased 2.0 million, or 3.5%, from 56.9 million as of December 31, 2013 to 58.9 million as of December 31, 2014.

Hosting and presence. Hosting and presence revenue increased $127.2 million, or 33.4%, from $380.6 million in 2013 to $507.9 million in 2014. The increase primarily resulted from a $72.8 million increase in revenue from new and existing customers, $41.1 million of incremental revenue from businesses acquired in the fourth quarter of 2013 and a $13.3 million reduction in the impact of purchase accounting.

Business applications. Business applications revenue increased $37.5 million, or 47.7%, from $78.6 million in 2013 to $116.1 million in 2014. The increase primarily resulted from a $33.4 million increase in revenue from new and existing customers, a $3.1 million reduction in the impact of purchase accounting and $1.0 million of incremental revenue from businesses acquired in the fourth quarter of 2013.

2013 compared to 2012

Total revenue. Total revenue increased $219.9 million, or 24.1%, from $910.9 million in 2012 to $1.1 billion in 2013. The increase primarily resulted from a $108.7 million increase in total revenue from new and existing customers, an $87.4 million reduction in the impact of purchase accounting, $13.4 million of incremental revenue from businesses acquired in the fourth quarter of 2013 and $10.4 million of service disruption credits granted to certain customers in connection with a service outage experienced in September 2012. Total customers increased 1.4 million, or 13.2%, from 10.2 million as of December 31, 2012 to 11.6 million as of December 31, 2013.

Domains. Domains revenue increased $83.1 million, or 14.1%, from $588.5 million in 2012 to $671.6 million in 2013. The increase primarily resulted from a $57.9 million increase in revenue from new and existing customers, a $21.5 million reduction in the impact of purchase accounting and $3.7 million of incremental revenue from businesses acquired in the fourth quarter of 2013. Domains under management increased 2.7 million, or 5.0%, from 54.2 million as of December 31, 2012 to 56.9 million as of December 31, 2013.

Hosting and presence. Hosting and presence revenue increased $109.2 million, or 40.2%, from $271.4 million in 2012 to $380.6 million in 2013. The increase primarily resulted from a $49.5 million reduction in the impact of purchase accounting, a $43.4 million increase in revenue from new and existing customers, $9.5 million of incremental revenue from businesses acquired in the fourth quarter of 2013 and $6.8 million of service disruption credits recorded in 2012.

Business applications. Business applications revenue increased $27.6 million, or 54.2%, from $51.0 million in 2012 to $78.6 million in 2013. The increase primarily resulted from a $16.4 million reduction in the impact of purchase accounting, a $7.6 million increase in revenue from new and existing customers and $3.6 million of one-time service disruption credits recorded in 2012.

Costs and Operating Expenses

Cost of revenue

	Year Ended December 31,			2013 to 2012		2014 to 2013
	2012	2013	2014	$ change	% change	$ change	% change
	(dollars in thousands)
Cost of revenue	$430,299	$473,868	$518,382	$43,569	10%	$44,514	9%

2014 compared to 2013. Cost of revenue increased $44.5 million, or 9.4%, from $473.9 million in 2013 to $518.4 million in 2014. This increase was primarily attributable to a $32.5 million increase in domain registration costs as a result of a 3.5% increase in domains under management, a $6.1 million increase in payment processing fees due to the overall revenue increase and a $5.4 million increase in third-party commissions, primarily attributable to our Afternic business acquired in the fourth quarter of 2013.

2013 compared to 2012. Cost of revenue increased $43.6 million, or 10.1%, from $430.3 million in 2012 to $473.9 million in 2013. This increase was primarily attributable to a $35.0 million increase in domain registration costs as a result of a 5.0% increase in domains under management, a $4.0 million increase in payment processing fees due to the overall revenue increase and additional cost of international payment processing and a $1.3 million increase in third-party commissions, primarily attributable to our Afternic business acquired in the fourth quarter of 2013.

Technology and development

	Year Ended December 31,			2013 to 2012		2014 to 2013
	2012	2013	2014	$ change	% change	$ change	% change
	(dollars in thousands)
Technology and development	$175,406	$207,941	$254,440	$32,535	19%	$46,499	22%

2014 compared to 2013. Technology and development expenses increased $46.5 million, or 22.4%, from $207.9 million in 2013 to $254.4 million in 2014. The increase was primarily attributable to an $18.9 million increase in compensation costs driven primarily by employee headcount increases during the second half of 2013, of which $6.4 million relates to our Media Temple business acquired in the fourth quarter of 2013 and $5.7 million relates to an increase in equity-based compensation expense. The remaining increase was primarily due to an $11.2 million increase in data center rent, of which $8.7 million relates to our Media Temple business, and a $9.6 million increase in independent contractor costs to support our internal development team and expedite delivery of product enhancements to our customers, as well as smaller increases in hosting licenses and telecommunications expenses. The investments in additional technology and development expenses were to enhance our integrated technology infrastructure and support our new product offerings, international expansion and the overall growth of our business.

2013 compared to 2012. Technology and development expenses increased $32.5 million, or 18.5%, from $175.4 million in 2012 to $207.9 million in 2013. The increase was primarily attributable to a $24.5 million increase in compensation costs due to a 17.9% increase in employee headcount, a $5.7 million increase in equipment and software support costs and a $4.6 million increase in independent contractor costs to support our internal development team and expedite delivery of product enhancements to our customers, as well as smaller increases in hosting licenses and telecommunications expenses. These increases were partially offset by a $5.9 million decrease in data center rent primarily due to charges of $2.7 million in 2012 for excess contracted space within our international data centers and $3.2 million from renegotiated rates for our co-located data center leases.

Marketing and advertising

	Year Ended December 31,			2013 to 2012		2014 to 2013
	2012	2013	2014	$ change	% change	$ change	% change
	(dollars in thousands)
Marketing and advertising	$130,123	$145,482	$164,671	$15,359	12%	$19,189	13%

2014 compared to 2013. Marketing and advertising expenses increased $19.2 million, or 13.2%, from $145.5 million in 2013 to $164.7 million in 2014. The increase was primarily attributable to a $15.8 million increase in discretionary brand development costs, of which $2.8 million is related to our Media Temple business, and a $3.4 million increase in compensation costs primarily driven by a 4.2% increase in employee headcount and an additional $3.2 million of equity-based compensation expense resulting from the modification of certain options.

2013 compared to 2012. Marketing and advertising expenses increased $15.4 million, or 11.8%, from $130.1 million in 2012 to $145.5 million in 2013. The increase was primarily attributable to an $8.5 million increase in costs related to the continued development of our brand domestically and internationally and a $6.9 million increase in compensation costs related to a 10.6% increase in employee headcount.

Customer care

	Year Ended December 31,			2013 to 2012		2014 to 2013
	2012	2013	2014	$ change	% change	$ change	% change
	(dollars in thousands)
Customer care	$132,582	$150,932	$190,503	$18,350	14%	$39,571	26%

2014 compared to 2013. Customer care expenses increased $39.6 million, or 26.2%, from $150.9 million in 2013 to $190.5 million in 2014. The increase was primarily due to a $34.8 million increase in compensation-related costs primarily attributable to an 11.5% increase in employee headcount, of which $5.8 million is related to our Media Temple business, as well as $4.8 million of incremental costs associated with the expansion of our international third-party Customer Care locations.

2013 compared to 2012. Customer care expenses increased $18.4 million, or 13.8%, from $132.6 million in 2012 to $150.9 million in 2013, primarily due to compensation-related costs primarily attributable to a 26.2% increase in employee headcount.

General and administrative

	Year Ended December 31,			2013 to 2012		2014 to 2013
	2012	2013	2014	$ change	% change	$ change	% change
	(dollars in thousands)
General and administrative	$106,377	$143,980	$168,383	$37,603	35%	$24,403	17%

2014 compared to 2013. General and administrative expenses increased $24.4 million, or 16.9%, from $144.0 million in 2013 to $168.4 million in 2014. The increase was primarily due to a $25.4 million increase in compensation-related costs, primarily driven by employee headcount increases during the second half of 2013 (including the addition of certain executives, retention bonuses, $4.7 million related to our Media Temple business and an increase of $4.3 million in equity-based compensation expense). The remaining increase was primarily due to a $7.7 million increase in travel and corporate functions and a $6.6 million increase in office rent related to the expansion of our facilities, as well as increases in other general expenses associated with the overall growth of our business. These increases were partially offset by a $13.8 million decrease related to sales tax reserves primarily recorded in the fourth quarter of 2013 and a $5.4 million decrease in professional service fees resulting primarily from a settlement agreement reached in December 2014 with an insurance carrier.

2013 compared to 2012. General and administrative expenses increased $37.6 million, or 35.3%, from $106.4 million in 2012 to $144.0 million in 2013. The increase was primarily due to a $14.4 million increase related to estimated sales tax liabilities, a $12.6 million increase in compensation costs due to the hiring of several executives in 2013, a $6.8 million increase in travel and corporate functions costs and a $3.3 million increase in office rent and utilities costs due to growth and expansion, partially offset by a $2.7 million decrease in professional service fees.

Depreciation and amortization

	Year Ended December 31,			2013 to 2012		2014 to 2013
	2012	2013	2014	$ change	% change	$ change	% change
	(dollars in thousands)
Depreciation and amortization	$138,620	$140,567	$152,759	$1,947	1%	$12,192	9%

2014 compared to 2013. Depreciation and amortization expense increased $12.2 million, or 8.7%, from $140.6 million in 2013 to $152.8 million in 2014. The increase results from a $6.8 million increase in amortization of intangible assets, primarily from acquisitions completed in the second half of 2013, and a

$5.4 million increase in depreciation expense related to additional property and equipment from capital expenditures and assets assumed in acquisitions.

2013 compared to 2012. Depreciation and amortization expense increased $1.9 million, or 1.4%, from $138.6 million in 2012 to $140.6 million in 2013. The increase was driven by a $26.9 million increase in amortization of acquired intangible assets, partially offset by a $25.0 million decrease in depreciation expense due to assets revalued in the Merger becoming fully depreciated by the end of 2012.

Interest expense

	Year Ended December 31,			2013 to 2012		2014 to 2013
	2012	2013	2014	$ change	% change	$ change	% change
	(dollars in thousands)
Interest expense	$79,092	$70,978	$84,997	$(8,114)	(10)%	$14,019	20%

2014 compared to 2013. Interest expense increased $14.0 million, or 19.8%, from $71.0 million in 2013 to $85.0 million in 2014. The increase was primarily driven by an increase in our outstanding long-term debt from $1.1 billion as of December 31, 2013 to $1.5 billion as of December 31, 2014, partially offset by amendments to our long-term debt agreements during 2013 and 2014, which lowered our average effective interest rate to 5.2% as of December 31, 2014.

2013 compared to 2012. Interest expense decreased $8.1 million, or 10.3%, from $79.1 million in 2012 to $71.0 million in 2013. The decrease was driven by amendments to our long-term debt agreements in 2013, lowering our effective interest rate from 6.6% as of December 31, 2012 to 5.4% as of December 31, 2013.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly statements of operations data for each of the eight quarters in the period ended December 31, 2014, as well as the percentage each line item represents of total revenue for each quarter. The information for each of these quarters has been prepared on the same basis as Desert Newco’s audited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with GAAP. This data should be read in conjunction with Desert Newco’s audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of Desert Newco’s operating results for a full year or any future period.

	Three Months Ended
	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	June 30, 2014	Sep. 30, 2014	Dec. 31, 2014
	(unaudited; in thousands)
Consolidated Statement of Operations Data:
Revenue:
Domains	$157,930	$164,957	$170,876	$177,828	$180,502	$189,012	$194,588	$199,171
Hosting and presence	86,954	91,913	95,182	106,600	115,629	122,770	131,491	137,990
Business applications	17,888	19,148	20,068	21,501	24,063	26,752	30,794	34,500

Total revenue	262,772	276,018	286,126	305,929	320,194	338,534	356,873	371,661
Costs and operating expenses:
Cost of revenue	114,537	116,498	119,774	123,059	125,858	127,001	131,759	133,764
Technology and development	46,972	45,347	53,567	62,055	61,586	63,398	62,398	67,058
Marketing and advertising	37,793	34,626	37,452	35,611	40,996	40,507	40,179	42,989
Customer care	34,462	33,388	39,576	43,506	46,399	45,267	48,931	49,906
General and administrative	26,149	30,638	32,784	54,409	42,780	42,963	41,827	40,813
Depreciation and amortization	35,120	33,486	34,067	37,894	36,726	37,765	38,531	39,737

Total costs and operating expenses	295,033	293,983	317,220	356,534	354,345	356,901	363,625	374,267

Operating loss	(32,261)	(17,965)	(31,094)	(50,605)	(34,151)	(18,367)	(6,752)	(2,606)
Interest expense	(18,630)	(17,079)	(17,156)	(18,113)	(17,617)	(20,565)	(23,094)	(23,721)
Other income (expense), net	(553)	56	1,540	834	(801)	637	1,175	(267)

Loss before income taxes	(51,444)	(34,988)	(46,710)	(67,884)	(52,569)	(38,295)	(28,671)	(26,594)
Benefit (provision) for income taxes	(322)	(351)	(618)	2,433	1,226	746	1,030	(178)

Net loss	$(51,766)	$(35,339)	$(47,328)	$(65,451)	$(51,343)	$(37,549)	$(27,641)	$(26,772)

The following table presents the unaudited consolidated statements of operations data as a percentage of total revenue.

	Three Months Ended
	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	June 30, 2014	Sep. 30, 2014	Dec. 31, 2014
Consolidated Statement of Operations Data:
Revenue:
Domains	60.1%	59.8%	59.7%	58.1%	56.4%	55.8%	54.5%	53.6%
Hosting and presence	33.1%	33.3%	33.3%	34.9%	36.1%	36.3%	36.9%	37.1%
Business applications	6.8%	6.9%	7.0%	7.0%	7.5%	7.9%	8.6%	9.3%

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and operating expenses:
Cost of revenue	43.6%	42.2%	41.9%	40.2%	39.3%	37.5%	36.9%	36.0%
Technology and development	17.9%	16.4%	18.7%	20.3%	19.2%	18.7%	17.5%	18.0%
Marketing and advertising	14.4%	12.6%	13.1%	11.6%	12.8%	12.0%	11.3%	11.6%
Customer care	13.1%	12.1%	13.8%	14.2%	14.5%	13.4%	13.7%	13.4%
General and administrative	9.9%	11.1%	11.5%	17.8%	13.4%	12.7%	11.7%	11.0%
Depreciation and amortization	13.4%	12.1%	11.9%	12.4%	11.5%	11.1%	10.8%	10.7%

Total costs and operating expenses	112.3%	106.5%	110.9%	116.5%	110.7%	105.4%	101.9%	100.7%

Operating loss	(12.3)%	(6.5)%	(10.9)%	(16.5)%	(10.7)%	(5.4)%	(1.9)%	(0.7)%
Interest expense	(7.1)%	(6.2)%	(5.9)%	(5.9)%	(5.5)%	(6.1)%	(6.5)%	(6.4)%
Other income (expense), net	(0.2)%	0.0%	0.5%	0.2%	(0.2)%	0.2%	0.4%	(0.1)%

Loss before income taxes	(19.6)%	(12.7)%	(16.3)%	(22.2)%	(16.4)%	(11.3)%	(8.0)%	(7.2)%
Benefit (provision) for income taxes	(0.1)%	(0.1)%	(0.2)%	0.8%	0.4%	0.2%	0.3%	(0.0)%

Net loss	(19.7)%	(12.8)%	(16.5)%	(21.4)%	(16.0)%	(11.1)%	(7.7)%	(7.2)%

Key Metrics

The following table presents key metrics for each of the eight quarters in the period ended December 31, 2014. In addition to our results determined in accordance with GAAP, we believe the following non-GAAP and operational measures are useful in evaluating our operating performance.

	Three Months Ended
	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	June 30, 2014	Sep. 30, 2014	Dec. 31, 2014
	(unaudited; in thousands except ARPU)
Key Metrics:
Total bookings	$361,846	$341,356	$342,951	$351,783	$438,535	$410,301	$416,810	$409,552
Total customers at period end	10,602	10,884	11,196	11,584	11,942	12,173	12,452	12,709
Average revenue per user (ARPU) for the trailing 12 month period ended	$96	$99	$102	$104	$105	$108	$112	$114
Adjusted EBITDA	$59,539	$54,203	$41,805	$40,776	$79,726	$63,805	$71,561	$56,405

The following table reconciles total revenue to total bookings:

	Three Months Ended
	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	June 30, 2014	Sep. 30, 2014	Dec. 31, 2014
	(unaudited; in thousands)
Total Bookings:
Total revenue	$262,772	$276,018	$286,126	$305,929	$320,194	$338,534	$356,873	$371,661
Change in deferred revenue	75,006	40,143	31,823	22,173	86,702	42,729	27,824	9,102
Net refunds	23,889	23,720	24,065	24,443	29,061	29,299	28,771	29,084
Other	179	1,475	937	(762)	2,578	(261)	3,342	(295)

Total bookings	$361,846	$341,356	$342,951	$351,783	$438,535	$410,301	$416,810	$409,552

The following table reconciles net loss to adjusted EBITDA:

	Three Months Ended
	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	June 30, 2014	Sep. 30, 2014	Dec. 31, 2014
	(unaudited; in thousands)
Adjusted EBITDA:
Net loss	$(51,766)	$(35,339)	$(47,328)	$(65,451)	$(51,343)	$(37,549)	$(27,641)	$(26,772)
Interest expense	18,630	17,079	17,156	18,113	17,617	20,565	23,094	23,721
Interest income(1)	(15)	(23)	(27)	(20)	(22)	(48)	(50)	(59)
(Benefit) provision for income taxes	322	351	618	(2,433)	(1,226)	(746)	(1,030)	178
Depreciation and amortization	35,120	33,486	34,067	37,894	36,726	37,765	38,531	39,737
Equity-based compensation expense	3,042	2,348	5,180	5,878	6,801	5,979	9,461	7,944
Change in deferred revenue	75,006	40,143	31,823	22,173	86,702	42,729	27,824	9,102
Change in prepaid and accrued registry costs(2)	(22,356)	(5,356)	(2,102)	6,422	(18,862)	(3,450)	(12)	1,452
Acquisition and sponsor-related costs	1,556	1,514	2,418	3,804	1,557	919	1,384	1,102
Sales tax accrual(3)	—	—	—	14,396	1,776	(2,359)	—	—

Adjusted EBITDA	$59,539	$54,203	$41,805	$40,776	$79,726	$63,805	$71,561	$56,405

(1)	Interest income is included in “Other income (expense), net” in Desert Newco’s consolidated statements of operations.
(2)	This amount includes the changes in prepaid domain name registry fees, registry deposits and registry payables.
(3)	This amount represents increases or decreases in the accrual for prior period sales tax obligations related to Desert Newco, LLC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Indirect Taxes.”

Quarterly Revenue

Our quarterly revenue increased sequentially for all periods presented due primarily to increases in our total customers, sales of additional products to existing customers, increases in sales related to our international expansion and incremental revenue from acquisitions. We generally recognize revenue ratably over the applicable contractual terms. Therefore, changes in our bookings activity in the near term are not immediately reflected in our reported revenue until future periods. The impact of the application of purchase accounting, primarily from the Merger, had a declining impact on our revenue in 2013 and 2014 as customers renewed their contracts. To the extent our customers renew their contracts, the full amount of renewal revenue will be recognized in future periods. Additionally, incremental revenue from businesses acquired in the fourth quarter of 2013 contributed to the increase in revenue generated during that and subsequent quarters. Historical patterns in our business may not be reliable indicators of our future sales activity or performance.

Quarterly Operating Expenses

Total operating expenses increased year-over-year for all periods presented due to the addition of personnel in connection with the expansion of our business, but varied on a quarterly basis depending upon our needs. The increase in operating expenses in the third quarter of 2013 was primarily due to a 4.4% increase in headcount during the quarter and incremental expense related to the completion of an acquisition during the quarter. The increase in the fourth quarter of 2013 was primarily due to incremental expenses related to the completion of two acquisitions during the quarter. General and administrative costs varied over the periods presented due to the timing of increased rent and occupancy costs resulting from our continued growth and facility expansion, increased travel and professional fees. The addition of headcount has generally contributed to the increases in all categories of operating expenses with fluctuations resulting from seasonal items such as marketing efforts during the first quarter surrounding our annual Super Bowl advertising campaign. Other fluctuations have occurred due to acquisitions completed in various quarters throughout the periods presented, making certain amounts not comparable among all quarters. Our general and administrative expenses in the fourth quarter of 2013 included a $14.4 million charge to establish a reserve for estimated sales tax liabilities for jurisdictions in which we have determined we have nexus based on evolving tax regulations. Our general and administrative expenses in the fourth quarter of 2014 included a $5.1 million benefit resulting from a settlement agreement reached in December 2014 with an insurance carrier.

Our quarterly operating results may fluctuate due to various factors. Many of our expenses are recorded as incurred and thus factors affecting our cost structure may be reflected in our consolidated financial results at a different time than when revenue is recognized.

Quarterly Non-GAAP Financial Measures

Total bookings. Our quarterly total bookings reflects seasonality in the sales of our products. We have typically experienced higher bookings in the first quarter, primarily related to a higher number of domain renewals typically occurring in the first quarter. These renewals generally occur at a higher price point than the original registrations. We also believe that an increase in new business formation during the first quarter contributes to seasonality in our bookings. In addition, bookings are driven by new customer acquisitions from increased brand awareness and direct marketing campaigns in the first quarter which culminate with our Super Bowl campaign. The decrease in total bookings in the fourth quarter of 2014 from the third quarter of 2014 reflects seasonally slower activity in sales of domain products and to a lesser extent, hosting and presence products. The increase in total bookings in the fourth quarter of 2013 from the third quarter of 2013 was primarily due to incremental bookings from our acquisitions. The increases in total bookings in the first, second, third and fourth quarters of 2014, as compared to the respective quarters in 2013, were partly due to bookings of $9.5 million, $7.9 million, $8.2 million and $7.6 million, respectively, related to the initial application and registration periods for new gTLDs, seasonal increases and the recognition of incremental bookings from acquisitions completed in the fourth quarter of 2013.

Total customers. Total customers is impacted by the same seasonality trends in total bookings, described above. The increase and linearity of total customers are related to our ability to retain our customers along with our ability to attract and acquire new customers. In the fourth quarter of 2013, our increase in total customers was further augmented by the addition of 121,000 customers from acquisitions.

Average revenue per user (ARPU). To date, changes in ARPU have not been materially impacted by seasonal trends, but have been significantly impacted by purchase accounting adjustments recorded for the Merger and other acquisitions to reflect acquired deferred revenue at fair value on the respective acquisition dates. The impact of purchase accounting adjustments makes comparisons of ARPU among historical periods less meaningful; however in future periods, as the effects of purchase accounting decrease, ARPU will become a more meaningful metric. The period-to-period increases in ARPU have been muted due to the continued increase in our total customers.

Adjusted EBITDA. Our adjusted EBITDA fluctuates on a quarterly basis primarily based on the variations in total bookings, which causes fluctuations in the amount of deferred revenue and deferred costs recognized in each period. Significant expenses such as our Super Bowl advertising in the first quarter of each year also cause variability between quarters. The trend of year-over-year increases in adjusted EBITDA is a result of our ability to achieve the benefits of scale as we increase the size of our business through customer and ARPU growth. Adjusted EBITDA in the fourth quarter of 2013 was impacted by an increase in operating expenses due to a $14.4 million charge to establish a reserve for estimated sales tax liabilities for jurisdictions in which we have determined we have nexus based on evolving tax regulations.

Liquidity and Capital Resources

Overview

Our principal sources of liquidity have been cash flow generated from operations and long-term debt financings. Our principal uses of cash have been to fund operations, acquisitions and capital expenditures, as well as make distributions to and repurchases from unit holders, interest payments and mandatory principal payments on our debt.

In general, we seek to deploy our capital in a systematically prioritized manner focusing first on requirements for operations, then on growth investments, and finally on equity holder returns. Our strategy is to deploy capital from any potential source, whether debt or internally generated cash, depending on the adequacy and availability of that source of capital and which source may be used most efficiently and at the lowest cost at that point in time. Therefore, while cash generated from operations is our primary source of operating liquidity and we believe that internally generated cash flows are sufficient to support day-to-day business operations, we use a variety of capital sources to fund our needs for less predictable investment decisions such as acquisitions.

We have incurred debt, as described below, to fund acquisitions, a Special Distribution (as described below) and for our working capital needs. As a result of the debt we have incurred, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. However, the restrictions under our long-term debt facilities are subject to a number of qualifications and exceptions and may be amended with the consent of our lenders.

Credit Facility

On December 16, 2011, we entered into a secured credit agreement, or our prior credit facility, which provided $825.0 million of financing, consisting of a $750.0 million term loan, or our prior term loan, maturing with a final principal payment of $697.5 million payable on December 16, 2018, and an available $75.0 million revolver maturing on December 16, 2016. The prior term loan was issued at a 5.0% discount on the face of the note at the time of original issuance for net proceeds totaling $712.5 million. We refinanced the prior term loan on multiple occasions lowering our effective interest rate each time. Additionally, on October 1, 2013, we borrowed an additional $100.0 million on the prior term loan, increasing the outstanding principal to $835.0 million.

In May 2014, our Board authorized a $350.0 million distribution to the existing owners and certain holders of options to purchase LLC Units, which we refer to as the Special Distribution. During 2014, we paid $349.0 million in connection with the Special Distribution, and at December 31, 2014, had remaining unpaid distributions of $1.0 million that will be paid in future periods as certain restricted units vest. In connection with the Special Distribution, we made adjustments to outstanding awards to protect the award holders from diminution in the value of their awards in accordance with our 2011 Unit Incentive Plan, or 2011 Plan, and applicable tax rules. See “—Critical Accounting Policies and Estimates—Equity-Based Compensation—Unit Valuations.”

In connection with the Special Distribution, we refinanced our prior credit facility pursuant to the First Amended and Restated Credit Agreement with Go Daddy Operating Company, LLC, as borrower, Desert Newco, as guarantor, the lenders or other financial institutions or entities from time to time party thereto, or the Lenders, and Barclays Bank PLC, as Administrative Agent. We refer to this as our credit facility. Under our credit facility, we refinanced our prior term loan and increased the amount borrowed under our term loan to $1.1 billion as well as increased our available capacity on our revolver to $150.0 million. The term loan was issued at a 0.5% discount on the face amount of the borrowing. The credit facility is subject to customary fees for loan facilities of this type, including a commitment fee on the revolver.

Borrowings under the credit facility bear interest at a per annum rate equal to, at our option, either (a) for LIBOR loans, LIBOR (but not less than 1.0% for the term loan only) or (b) for ABR loans, the highest (i) the federal funds effective rate plus 0.5%, (ii) the prime rate, or (iii) one month LIBOR plus 1.0%, plus a margin ranging from 3.25% to 3.75% for LIBOR loans and 2.25% to 2.75% for ABR Loans, depending on our leverage ratio and on certain factors relating to our initial public offering. The term loan is required to be repaid in quarterly installments of 0.25% of the outstanding principal, with the remaining outstanding principal due on maturity in May 2021. In the event the term loan is voluntarily prepaid within the first 12 months in connection with a repricing transaction to decrease the effective yield on the term loan, a prepayment penalty of 1.0% of the principal amount being prepaid will be payable. The term loan must be repaid with proceeds of certain asset sales and debt issuances, and must be repaid from a portion of our excess cash flow ranging from 0.0% to 50.0%, depending on our net leverage ratio. The revolver is due in full on maturity in May 2019.

Debt under the credit facility is guaranteed by all of our material domestic subsidiaries and is secured by substantially all of our and such subsidiaries’ real and personal property. The credit facility contains covenants that, among other things, restrict our ability to incur indebtedness, issue certain types of equity, incur liens, enter into fundamental changes, including mergers and consolidations, sell assets, make restricted payments, including dividends and distributions and investments, prepay junior indebtedness, restrict certain of our subsidiaries’ ability to make certain intercompany distributions, and restrict us from engaging in operations other than in connection with acting as a holding company, subject to customary exceptions. The credit facility also contains a financial covenant with respect to the revolver that requires us to maintain a maximum net leverage ratio of 7.25:1.00 at all times that our revolver usage exceeds 30.0% of the revolver capacity. The net leverage ratio is calculated as the ratio of first lien secured debt less cash and cash equivalents to consolidated EBITDA (as defined in the credit facility). As of December 31, 2014, we were in compliance with the covenants under the credit facility, our net leverage ratio was approximately 3.45:1.00 and our percentage of revolver usage was 50%. The credit facility also sets forth specified events of default, including a change in control default. Net incremental proceeds from the term loan, after the refinancing of the prior term loan, of $263.8 million, along with a borrowing of $75.0 million on the revolver, were used to fund the Special Distribution.

Senior Note

On December 16, 2011, Go Daddy Operating Company, LLC issued a $300.0 million senior note to The Go Daddy Group Inc., an entity solely held by Mr. Parsons in connection with the Merger. The note was issued at a 4.0% discount on the face of the note at the original issue date for net proceeds totaling $288.0 million. The note bears interest at a rate of 9.0% with interest payments made on a quarterly basis and the outstanding principal of $300.0 million payable at maturity on December 15, 2019. The senior note may be redeemed at our option at an amount equal to 104.5% of the principal amount, decreasing to 102.25% from December 15, 2015 to December 14, 2016, and to 100.0% thereafter, plus, accrued and unpaid interest as of the date of redemption. The note contains covenants that limit our ability to, among other things, incur liens or enter into a change of control transaction. Additional restrictive covenants apply in the event that Mr. Parsons and certain of his affiliates, together, cease to hold in excess of 20.0% of the principal amount, and if, at that time, the note does not meet certain credit rating criteria. At December 31, 2014, we were not in violation of any covenants of the senior note. The note also sets forth specified events of default. We intend to cause Desert Newco to use a portion of the proceeds from this offering to repay the senior note (including related prepayment premiums and accrued interest). See “Use of Proceeds.”

Liquidity After This Offering

We will use a portion of the proceeds from this offering to make a final payment, which we estimate will be $26.4 million in the aggregate, to the Sponsors and TCV upon the termination of the transaction and monitoring fee agreement, in accordance with its terms, in connection with the completion of this offering. We will also use a portion of the proceeds from this offering to make a payment of $3.0 million to Bob Parsons upon the termination of the executive chairman services agreement, in accordance with its terms, in connection with the completion of this offering. We also intend to use a portion of the proceeds from this offering to repay the $300.0 million senior note, related prepayment premiums of $13.5 million and accrued interest of approximately $1.1 million. See “Use of Proceeds.”

We believe our existing cash and cash equivalents will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spending to support domestic and international development efforts, continued brand development and advertising spend, the expansion of Customer Care and general and administrative activities, the introduction of new and enhanced product offerings and the costs to support new and replacement capital equipment.

Tax Receivable Agreements

Upon the closing of this offering, we will be a party to five TRAs. Under these agreements, we generally expect to retain the benefit of approximately 15% of the applicable tax savings after our payment obligations below are taken into account. Under the first of those agreements, we generally will be required to pay to the Continuing LLC Owners approximately 85% of the applicable savings, if any, in income tax that we are deemed to realize (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) certain tax attributes that are created as a result of the exchanges of their LLC Units for shares of our Class A common stock, (2) any existing tax attributes associated with their LLC Units the benefit of which is allocable to us as a result of the exchanges of their LLC Units and shares of Class B common stock for shares of our Class A common stock (including the portion of Desert Newco’s existing tax basis in its assets that is allocable to the LLC Units that are exchanged), (3) tax benefits related to imputed interest and (4) payments under such TRA. Under the other TRAs, we generally will be required to pay to each Reorganization Party described under “Organizational Structure,” approximately 85% of the amount of savings, if any, in U.S. federal, state and local income tax that we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any existing tax attributes associated with LLC Units acquired in the applicable Investor Corp Merger the benefit of which is allocable to us as a result of such Investor Corp Merger (including the allocable share of Desert Newco’s existing tax basis in its assets), (2) net operating losses available as a result of the applicable Investor Corp Merger and (3) tax benefits related to imputed interest. Upon closing of this offering, we will record $167.4 million as an increase to the liabilities due to existing owners under certain of the TRAs, see “Notes to Unaudited Pro Forma Consolidated Balance Sheets,” and in the future we may record additional amounts as additional liabilities due to existing owners under the five TRAs, such amounts collectively representing our estimate of our requirement to pay approximately 85% of the estimated realizable tax benefit resulting from (i) any existing tax attributes associated with interests in Desert Newco, LLC acquired in the Reorganization Transactions and the exchanges described above, the benefit of which is allocable to us as a result of the same, (ii) the increase in the tax basis of tangible and intangible assets of Desert Newco, LLC resulting from the exchanges as described above and (iii) certain other tax benefits related to entering into the TRAs, including tax benefits related to imputed interest and tax benefits attributable to payments under the TRAs. See “Unaudited Pro Forma Financial Information.” For purposes of calculating the income tax savings we are deemed to realize under the TRAs, we will calculate the U.S. federal income tax savings using the actual applicable U.S. federal income tax rate and will calculate the state and local income tax savings using 5% for the assumed combined state and local tax rate, which represents an approximation of our combined state and local income tax rate, net of federal income tax benefits. Furthermore, we will calculate the state and local income tax savings by applying this 5% rate to the reduction in our taxable income, as determined for U.S. federal income tax purposes, as a result of the tax attributes subject to the TRAs. The term of the TRAs will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our rights to terminate the agreements or payments under the agreements are accelerated in the event that we materially breach any of our material obligations under the agreements. Under the terms of the TRAs, we may not elect an early termination of the TRAs without the consent of (i) each of certain affiliates of KKR, Silver Lake, TCV and Mr. Parsons until such affiliate has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock and (ii) a majority of our directors other than directors designated or nominated by stockholders affiliated with KKR, Silver Lake, TCV and Mr. Parsons.

We expect to make payments under the TRAs, to the extent they are required, within 150 days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to the one year LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Under the TRAs, to avoid interest charges, we have the right, but not the obligation, to make TRA payments in advance of the date the payments are otherwise due.

In addition, the TRAs provide that, upon a merger, asset sale or other form of business combination or certain other changes of control or if, at any time, we elect an early termination of the TRA, our (or our successor’s) obligations with respect to all units (whether exchanged or acquired before or after such change in control or early termination) will be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other benefits subject to the applicable TRA. Consequently, it is possible, in these circumstances, that the actual cash tax savings realized by us may be significantly less than the corresponding TRA payments.

See “Risk Factors—Risks Related to our Company and Our Organizational Structure,” Organizational Structure” and “Certain Relationships and Related Party Transactions—Tax Receivable Agreements” for additional information.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Net cash provided by operating activities	$106,110	$153,313	$180,568
Net cash used in investing activities	(59,365)	(208,466)	(107,319)
Net cash provided by (used in) financing activities	(35,087)	91,120	(29,711)

Net increase in cash and cash equivalents	$11,658	$35,967	$43,538

Operating Activities

Our primary source of cash from operating activities has been cash collections from our customers. We expect cash inflows from operating activities to be primarily affected by increases in total bookings. Our primary uses of cash from operating activities have been for domain registration costs paid to registries, personnel costs, discretionary marketing costs, technology and development costs and interest payments. We expect cash outflows from operating activities to be affected by the timing of payments we make to registries and increases in personnel and other operating costs as we continue to grow our business.

Cash provided by operating activities for the year ended December 31, 2014 was $180.6 million, and consisted of a net loss of $143.3 million, adjusted for certain non-cash items of $192.0 million, and cash provided by working capital and other activities of $131.9 million. Adjustments for non-cash items primarily consisted of depreciation and amortization of $152.8 million and equity-based compensation of $30.2 million. In addition, the increase in cash from changes in working capital primarily consisted of an increase in deferred revenue of $166.4 million and an increase in accounts payable of $8.5 million, partially offset by an increase in prepaid domain name registry fees of $21.6 million and a decrease in accrued expenses of $22.3 million. The increase in our deferred revenue and prepaid domain name registry fees were due to the addition of new customers and increased sales of our products. The decrease in accrued expenses was due primarily to the payment of $17.2 million for sales taxes related to prior periods. Sales tax payments were made in jurisdictions in which we determined we have nexus based on evolving tax regulations for periods before we began collecting sales taxes from customers. In July 2014, we began collecting sales taxes at the time of sale from customers residing in jurisdictions in which we have nexus.

Cash provided by operating activities for the year ended December 31, 2013 was $153.3 million, and consisted of a net loss of $199.9 million, adjusted for certain non-cash items of $166.3 million, and cash provided by working capital and other activities of $186.9 million. Adjustments for non-cash items primarily consisted of depreciation and amortization of $140.6 million and equity-based compensation of $16.4 million. In addition, the increase in cash from changes in working capital primarily consisted of increases in deferred revenue of $169.1 million and accrued expenses of $60.6 million, partially offset by increases in prepaid domain name registry fees of $29.2 million and prepaid expenses and other current assets of $11.7 million. The increase in our deferred revenue and prepaid domain name registry fees were due to the addition of new customers and increased sales of our products.

Cash provided by operating activities for the year ended December 31, 2012 was $106.1 million, and consisted of a net loss of $279.1 million, adjusted for certain non-cash items of $158.6 million and cash provided by working capital and other activities of $226.6 million. Adjustments for non-cash items primarily consisted of depreciation and amortization of $138.6 million and equity-based compensation of $11.7 million. In addition, the increase in cash from changes in working capital primarily consisted of an increase in deferred revenue of $252.4 million, partially offset by an increase in prepaid domain name registry fees of $36.7 million. The increase in our deferred revenue and prepaid domain name registry fees were due to the addition of new customers and increased sales of our products.

Investing Activities

Our investing activities have primarily consisted of strategic acquisitions and purchases of property and equipment related to growth in our data centers to support the overall growth in our business.

Cash used in investing activities for the year ended December 31, 2014 was $107.3 million, primarily the result of capital expenditures of $67.9 million and a business acquisition of $40.7 million.

Cash used in investing activities for the year ended December 31, 2013 was $208.5 million, primarily the result of business acquisitions of $156.8 million and capital expenditures of $52.1 million.

Cash used in investing activities for the year ended December 31, 2012 was $59.4 million, primarily the result of capital expenditures of $44.2 million and a business acquisition of $17.7 million.

Financing Activities

Our financing activities have primarily consisted of proceeds from the issuance of long-term debt, the repayment of principal and debt issuance costs and certain option repurchases.

Cash used in financing activities for the year ended December 31, 2014 was $29.7 million, primarily the result of $349.0 million paid as part of the Special Distribution, the payment of $8.4 million in fees in connection with the May 2014 amendment to our credit facility, repayments of long-term debt of $7.6 million and payments of costs related to our planned initial public offering of $1.7 million, partially offset by proceeds from borrowings of $338.8 million in connection with the May 2014 amendment to our credit facility.

Cash provided by financing activities for the year ended December 31, 2013 was $91.1 million, primarily due to increased financing from the $100.0 million term loan, partially offset by repayments of long-term debt of $7.8 million.

Cash used in financing activities for the year ended December 31, 2012 was $35.1 million, primarily the result of unit option repurchases of $18.4 million from the exercise of certain rollover options, the payment of $9.0 million in fees in connection with the modification of our debt and the repayment of $7.5 million of long-term debt.

Deferred Revenue

Deferred revenue consists of our sales for products not yet recognized as revenue at the end of a period. Our deferred revenue as of December 31, 2014 was $1.3 billion, and is expected to be recognized as revenue as follows:

	2015	2016	2017	2018	2019	Thereafter	Total
	(in thousands)
Domains	$463,978	$127,861	$56,440	$33,634	$19,416	$29,479	$730,808
Hosting and presence	284,009	78,206	32,962	12,452	4,490	3,374	415,493
Business applications	75,297	18,411	6,440	3,087	1,407	1,569	106,211

	$823,284	$224,478	$95,842	$49,173	$25,313	$34,422	$1,252,512

Contractual Obligations

The following table summarizes our significant contractual obligations and commitments as of December 31, 2014:

	Payments due by period
	1 year	2-3 years	4-5 years	5+ years
	(in thousands)
Long-term debt, including current maturities(1)	$11,000	$22,000	$397,000	$1,039,500
Interest on long-term debt(2)	82,556	163,550	158,419	68,032
Lease financing obligation(3)	1,875	6,430	6,430	19,222
Operating leases(4)	36,386	40,274	15,703	23,790
Capital leases(5)	7,006	9,152	450	—
Service agreements(6)	18,322	7,167	198	7
Marketing sponsorships(7)	23,737	—	—	—

(1)	No prepayment or redemption on our long-term debt balances has been assumed. Refer to “Liquidity and Capital Resources” and Note 8 to Desert Newco’s audited consolidated financial statements included elsewhere in this prospectus for information regarding the terms of our long-term debt agreements.
(2)	Interest on long-term debt excludes the amortization of deferred financing fees and original issue discounts.
(3)	We lease office space in Tempe, Arizona under which we occupy the total available space. See Note 9 to Desert Newco’s audited consolidated financial statements included elsewhere in this prospectus for information regarding the terms of our lease financing obligation.
(4)	We lease office space, data center space (including commitments for specified levels of power) and vehicles under operating leases expiring at various dates through September 2026.
(5)	We lease certain computer equipment under capital leases. The capital lease obligation includes the amounts representing interest.
(6)	We have long-term agreements with certain vendors to provide for software and equipment maintenance, specified levels of bandwith and other services.
(7)	We have contractual commitments requiring future payments under certain marketing sponsorship agreements.

The table above excludes: (i) a final payment, which we estimate will be $26.4 million in the aggregate, to the Sponsors and TCV upon the termination of the transaction and monitoring fee agreement, in accordance with its terms, in connection with the completion of this offering (ii) a payment of $3.0 million to Bob Parsons upon the termination of the executive chairman services agreement, in accordance with its terms, in connection with the completion of this offering and (iii) any obligations under the TRAs as we are currently unable to estimate the amounts and timing of the payments that may be due thereunder.

Off-Balance Sheet Arrangements

As of December 31, 2014, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with GAAP, and in doing so, we have to make estimates, assumptions and judgments affecting the reported amounts of assets, liabilities, revenues and expenses, as well as the related disclosure of contingent assets and liabilities. We base our estimates, assumptions and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change our results from those reported. We evaluate our critical accounting estimates, assumptions and judgments on an ongoing basis.

The critical accounting estimates, assumptions and judgments we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We commence revenue recognition when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement with the customer; (2) the product has been, or is being, provided to the customer; (3) the selling price is fixed or determinable; and (4) the collection of our fees is reasonably assured.

We generally recognize revenue on a daily basis over the period during which products are provided to the customer. Customers are billed for products, generally in advance, based on their selected contract term duration. For all customers, regardless of the method we use to bill them, cash received in advance of the provision of products is recorded as deferred revenue in our consolidated balance sheets.

We maintain a reserve to provide for refunds granted to customers. Our reserve is an estimate based on historical refund experience. Refunds reduce deferred revenue at the time they are granted and result in a reduced amount of revenue recognized over the contract term of the applicable product compared to the amount originally expected. Our annual refund rate has ranged from 6.4% to 6.9% of total bookings from 2012 to 2014.

We may sell multiple products to customers at the same time. For example, we may design a customer website and separately offer other products such as hosting and an online shopping cart, or a customer may combine a domain name registration with other products such as private registration or email. Revenue arrangements with multiple deliverables are divided into separate units of accounting if each deliverable has stand-alone value to the customer. The majority of our revenue arrangements consist of multiple-element arrangements. Typically, the deliverables within multiple-element arrangements are provided over the same contract term, and therefore, revenue is recognized over the same period.

Consideration is allocated to each deliverable at the inception of an arrangement based on relative selling prices. We determine the relative selling price for each deliverable based on our vendor-specific objective evidence of selling price, or VSOE, if available, or our best estimate of selling price, or BESP, if VSOE is not available. We have determined third-party evidence of selling price, or TPE, is not a practical alternative due primarily to the significant variability among available third-party pricing information for similar products and differences in the features of our product offerings compared to other parties.

We have established VSOE for certain of our business applications products as a consistent number of stand-alone sales of these products have been priced within a reasonably narrow range. We have not established VSOE for our remaining products due to a lack of pricing consistency, primarily related to our marketing strategies and variability in pricing due to promotional activity.

For products where VSOE is not available, we determined BESP by considering our overall pricing objectives and market conditions. Significant factors taken into consideration include historical and expected discounting practices, the size, volume and term length of transactions, customer demographics, the geographic areas in which our products are sold and our overall go-to-market strategy.

We sell our products directly to customers and also through a network of resellers. In certain cases, we act as a reseller of products provided by others. The determination of gross or net revenue recognition is reviewed on a product by product basis and is dependent on whether we act as principal or agent in the transaction. Revenue associated with sales through our network of resellers is recorded on a gross basis as we have determined we are the primary obligor in the contractual arrangements with end customers. The commission paid to resellers is expensed as a cost of revenue over the same period in which the associated revenue is recognized.

Revenue for our primary products is recognized as follows:

Domains. Domains revenue primarily consists of domain registrations and renewals, domain privacy, domain application fees, domain back-orders, aftermarket domain sales and fee surcharges paid to ICANN. Domain registrations provide a customer with the exclusive use of a domain during the applicable contract term. After the contract term expires, unless renewed, the customer can no longer access the domain. Fees are recorded as deferred revenue at the time of sale, and revenue, other than aftermarket domain sales, is recognized ratably on a daily basis over the term of each contract. Aftermarket domain revenue is recognized when control of the domain is transferred to the buyer.

Hosting and presence. Hosting and presence revenue primarily consists of website hosting products, website building products, an online shopping cart, search engine optimization and SSL certificates for encrypting data between the online browser and the certificate owner’s server. Fees are recorded as deferred revenue at the time of sale, and revenue is recognized ratably on a daily basis over the term of each contract.

Business applications. Business applications revenue primarily consists of email accounts, online calendar, online data storage, third-party productivity applications, email marketing and enrollment fees paid by our resellers. Fees are recorded as deferred revenue at the time of sale, and revenue is recognized ratably on a daily basis over the term of each contract.

Equity-Based Compensation

We measure and recognize compensation expense for equity-based awards made to employees, service providers and directors based on the grant date fair values of the awards. For awards with service or performance-based vesting conditions, the fair value is estimated using the Black-Scholes option-pricing model, or BSOPM. On a quarterly basis, we estimate when and if performance-based awards will be earned. If an award is not considered probable of being earned, no amount of equity-based compensation expense is recognized. If the award is deemed probable of being earned, related equity-based compensation expense is recorded. The fair value of an award ultimately expected to vest is recognized as an expense, net of forfeitures, over the requisite service periods in our consolidated statements of operations.

We treat equity-based awards, other than performance-based awards, with graded vesting schedules and time-based service conditions as a single award and recognize equity-based compensation expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards subject to graded vesting and performance-based awards, we recognize equity-based compensation expense separately for each vesting tranche as described above.

Equity-based compensation expenses are classified in our consolidated statements of operations based on the job functions of the related employees. Our equity-based awards are comprised principally of options.

The BSOPM requires management to make assumptions and apply judgment in determining the fair value of our awards. The most significant assumptions and judgments include estimating the fair value of underlying units, expected term, expected volatility of our units, risk-free interest rates and the expected dividend yield of our units. In addition, the recognition of equity-based compensation expense is impacted by our estimated forfeiture rates. The assumptions used in our option pricing model represent management’s best estimates. If factors change and different assumptions are used, our equity-based compensation expense could be materially different in the future.

The key assumptions used in our option-pricing model are estimated as follows:

•	Fair value of units. Because our units have no publicly-traded history, we must estimate the grant date fair value of our units, as described in “—Unit Valuations” below.

•	Expected term. The expected term represents the period equity-based awards are expected to be outstanding. Because of the lack of sufficient historical data necessary to calculate the expected term, we use the average of the vesting period and the contractual term to estimate the expected term for our equity-based awards.

•	Expected volatility. We determine the expected price volatility based on the historical volatilities of our peer group as we do not have a sufficient trading history for our units. Industry peers consist of several public companies in the technology industry similar to us in size, stage of life cycle and financial leverage. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-free interest rate. We base the risk-free interest rate on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the option on the grant date.

•	Expected dividend yield. The expected dividend assumption is based on our current expectations about our anticipated dividend policy. We use a dividend rate of zero based on the expectation of not paying dividends in the foreseeable future.

The following table summarizes the weighted-average assumptions used in our option pricing model for option grants made during the periods indicated:

	Year Ended December 31,
	2012	2013	2014
Grant date fair value of units	$5.08	$4.98	$7.82
Expected term (in years)	6.5	6.5	6.5
Expected volatility	43.8%	43.9%	42.2%
Risk-free interest rate	1.0%	1.2%	1.9%
Expected dividend yield	—	—	—

In addition to the above assumptions, we also estimate a forfeiture rate to calculate equity-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our historical forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on our actual forfeiture experience, analysis of employee turnover and other factors. Changes in our estimated forfeiture rate can have a significant impact on our equity-based compensation expense as the cumulative effect of adjusting the forfeiture rate is recognized in the period in which the estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made resulting in a decrease to the equity-based compensation expense recognized in our consolidated financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made resulting in an increase to the equity-based compensation expense recognized in our consolidated financial statements.

We will continue to use judgment in evaluating the assumptions related to our equity-based awards on a prospective basis. As we continue to accumulate additional data related to our awards, we may have refinements to our estimates and forfeiture rates, which could materially impact our future equity-based compensation expense.

Unit valuations

We are required to estimate the fair value of the units underlying our equity-based awards when performing fair value calculations with the BSOPM. The fair values of the units underlying our awards were estimated by the executive committee of the board of directors of Desert Newco, with input from management and contemporaneous third-party valuations, and taking into account the fair value of our units of $10.00 per unit established in connection with the Merger on December 17, 2011. The valuation advisory firm prepared valuation studies as of September 30, 2012, April 15, 2013, August 31, 2013, December 2, 2013, March 5, 2014, April 30, 2014, June 3, 2014, September 10, 2014 and November 30, 2014. The executive committee also determined the assumptions and inputs used in connection with each valuation reflected the executive committee’s and management’s best estimate of our business condition, prospects and operating performance at each valuation date. We believe the executive committee had the relevant experience and expertise to determine the fair value of our units.

In the absence of a public trading market of our units, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the executive committee exercised reasonable judgment and considered numerous objective and subjective factors to determine what it believed to be the best estimate of the fair value of our units. These factors generally include the following:

•	recent valuations performed at periodic intervals by unrelated third-party specialists;

•	our actual operating and financial performance;

•	current business conditions and our financial projections;

•	the hiring of key personnel and the experience of our management;

•	the nature and history of our business, including the introduction of new products;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company given prevailing market conditions;

•	general economic conditions and specific industry outlook;

•	the market performance of comparable publicly-traded companies; and

•	the U.S. and global capital market conditions.

Estimates and assumptions will no longer be necessary to determine the fair value of our Class A common stock once it begins trading.

The dates of our valuation reports, which were prepared on a periodic basis, were not contemporaneous with the grant dates of our equity-based awards. Therefore, we considered the amount of time between the valuation report date and the grant date to determine whether to use the latest valuation report for the purposes of determining the fair value of our units for financial reporting purposes. If equity-based awards were granted a short period of time preceding the date of a valuation report, we assessed the fair value of such equity-based awards used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as described below. The additional factors considered when determining any changes in fair value between the most recent valuation report and the grant dates included, when available, the prices paid in recent transactions involving our equity securities, as well as our operating and financial performance, current industry conditions and the market performance of comparable publicly traded companies. There were significant judgments and estimates inherent in these valuations, which included assumptions regarding our future operating performance, the time to completing an initial public offering or other liquidity event and the determinations of the appropriate valuation methods to be applied. If we had made different estimates or assumptions, our equity-based compensation expense, net loss and net loss per unit attributable to common unit holders could have been significantly different from those reported in this prospectus.

In valuing our units, the executive committee determined the equity value of our business by taking a weighted combination of the value indications using the income approach and the market comparable approach valuation methods.

Income approach

The income approach estimates value based on the expectation of future cash flows a company will generate, such as cash earnings, cost savings, tax deductions and the proceeds from disposition. These future cash flows are discounted to their present values using a discount rate derived from an analysis of the cost of capital of comparable publicly-traded companies in our industry or similar lines of business as of each valuation date. This weighted-average cost of capital discount rate, or WACC, is adjusted to reflect the risks inherent in the business. The WACC used for these valuations was determined to be reasonable and appropriate given our debt and equity capitalization structure at the time of each respective valuation. The income approach also assesses the residual value beyond the forecast period and is determined by dividing the projected residual cash flow by the WACC less the long term growth rate. This amount is then discounted to present value using the WACC.

Market comparable approach

The market comparable approach estimates value based on a comparison of the subject company to comparable public companies in a similar line of business. From the comparable companies, a representative market multiple is determined which is applied to our financial metrics to estimate the value of our company. To determine our peer group of companies, we considered public cloud-based services providers and selected those most similar to us based on various factors, including, but not limited to, financial risk, company size, geographic diversification, profitability, growth characteristics and stage of life cycle.

In some cases, we considered the amount of time between the valuation date and the award grant date to determine whether to use the latest valuation determined pursuant to one of the methods described above or to use a valuation calculated by management between the two valuation dates.

Once we determined an equity value, we utilized the BSOPM to allocate the equity value to our options. BSOPM values our options by creating call options on our equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices of derivatives. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent.

We granted awards with the following exercise prices between January 1, 2014 and the date of this prospectus:

Grant Date	Options or RSUs	Number of Awards Granted(#)	Exercise Price($)		Grant Date Fair Value Per Unit($)
February 28, 2014	RSUs	26,667	N/A		17.84
March 4, 2014	RSUs	26,667	N/A		17.84
March 12, 2014	Options	1,500,625	17.84		17.84
May 13, 2014	Options	27,563		(1)		(1)
May 13, 2014	RSUs	8,960	N/A			(1)
June 11, 2014(2)	Options	1,177,300	16.48		16.48
September 17, 2014(2)	Options	1,265,104	18.00		18.00
December 10, 2014(2)	Options	816,110	18.22		18.22
December 10, 2014	RSUs	24,698	N/A		18.22
February 23, 2015	Options	1,799,183	19.50		19.50
March 11, 2015	Options	312,500	19.50		19.50

(1)	In connection with the Special Distribution, we issued a total of 27,563 options and 8,960 RSUs to holders of certain unvested awards in order to protect the award holders from diminution in the value of their awards in accordance with our 2011 Plan and applicable tax rules. The exercise price for options and the grant date fair value for options and RSUs granted on May 13, 2014 vary based on the terms of the awards held by the applicable holders prior to the Special Distribution.

(2)	The exercise price and fair value per unit for these awards reflects the fair market value of our units after giving effect to the Special Distribution.

As of December 31, 2014, the aggregate intrinsic value of vested and unvested options was $171.2 million and $141.3 million, respectively, and the aggregate value of our vested and unvested RSUs was $0 and $1.7 million, respectively, based on the initial public offering price of $20.00 per share of our Class A common stock. As of December 31, 2014, we had $50.3 million of unrecognized equity-based compensation expense, net of estimated forfeitures, related to options and RSUs that is expected to be recognized over a weighted-average period of approximately three years.

In connection with the Special Distribution, we made adjustments to outstanding awards to protect the award holders from diminution in the value of their awards and in accordance with our 2011 Plan and applicable tax rules. The executive committee determined, in reliance on an independent valuation report, among other factors as described above, that the fair market value of a unit was $18.06 as of April 30, 2014. We distributed approximately $2.60 per unit to our existing owners, resulting in a post-distribution fair market value per unit of $15.46. Our options with exercise prices equal to $10.00 or more had their exercise prices reduced by the amount of the distribution. Holders of vested options with exercise prices less than $10.00 received a cash distribution per vested option equal to the amount of the distribution. Unvested awards with exercise prices less than $10.00 were adjusted and either additional RSUs or options were granted to avoid diminution in value.

Business Combinations

We have made and may continue to make acquisitions. We include the results of operations of acquired businesses in our consolidated financial statements as of the respective dates of acquisition. The purchase price of acquisitions, including estimates of the fair value of contingent consideration when applicable, is allocated to the tangible and intangible assets acquired and the liabilities assumed, including deferred revenue, based on their estimated fair values on the respective acquisition dates, with the excess recorded as goodwill. Contingent consideration is then adjusted to fair value in subsequent periods as an increase or decrease in general and administrative expenses in our consolidated statements of operations. Acquisition related costs are expensed as incurred.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired in business combinations. Indefinite-lived intangible assets consist of trade names and branding acquired in the Merger. We do not amortize these assets, but instead, we annually assess them for impairment during the fourth quarter of each year. We will also perform an assessment at other times if events or changes in circumstances indicate the carrying value of these assets may not be recoverable.

We first make a qualitative assessment of whether it is more-likely-than-not our single reporting unit’s fair value is less than its carrying value to determine whether it is necessary to perform the two-step impairment test. The qualitative assessment includes considering various factors including macroeconomic conditions, industry and market conditions and our operating results. If the qualitative assessment determines our single reporting unit’s fair value is more-likely-than-not greater than its carrying value, the two-step impairment test is not required. If the qualitative assessment indicates it is more-likely-than-not our single reporting unit’s fair value is not greater than its carrying value, we must perform a two-step impairment test. We may also elect to perform a two-step impairment test without considering such qualitative factors.

Our qualitative analyses during 2012, 2013 and 2014 did not indicate any impairment, and accordingly, no impairment was recorded. Any future impairment charges could adversely impact our results of operations.

Income Taxes

We are subject to U.S. federal income taxes as well as state taxes. In addition, we may be subject to taxes in the foreign jurisdictions in which we operate. During 2012 and 2013, we acquired the outstanding stock of various entities taxed as corporations. These entities are now owned 100% by us or our subsidiaries, and are treated as a consolidated group for federal income tax purposes. Where required, these subsidiaries also file as a consolidated group for state income tax purposes. We anticipate this structure to remain in existence for the foreseeable future.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in our consolidated financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover deferred tax assets within the jurisdiction from which they arise, we consider all positive and negative evidence including our three-year cumulative historical operating results, ongoing tax planning strategies and our forecast of future taxable income, on a jurisdiction by jurisdiction basis.

We recognize tax benefits from uncertain tax positions only if it is more-likely-than-not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit having a greater than 50% likelihood of being realized upon ultimate settlement. We have concluded there are no significant uncertain tax positions requiring recognition in our consolidated financial statements as of December 31, 2013 and 2014, nor have we been assessed interest or penalties by any major income tax jurisdictions.

Indirect Taxes

We are subject to indirect taxation in some, but not all, of the various states and foreign jurisdictions in which we conduct business. Laws and regulations attempting to subject communications and commerce conducted over the Internet to various indirect taxes are becoming more prevalent, both in the United States and internationally, and may impose additional burdens on us in the future. Increased regulation could negatively affect our business directly, as well as the businesses of our customers. Taxing authorities may impose indirect taxes on the Internet-related revenue we generate based on regulations currently being applied to similar, but not directly comparable, industries. There are many transactions and calculations where the ultimate indirect tax determination is uncertain. In addition, domestic and international indirect taxation laws are subject to change. In the future, we may come under audit, which could result in changes to our indirect tax estimates. We believe we maintain adequate indirect tax reserves to offset potential liabilities that may arise upon audit. Although we believe our indirect tax estimates and associated reserves are reasonable, the final determination of indirect tax audits and any related litigation could be different than the amounts established for indirect tax contingencies, and therefore, the resolution of one or more of these uncertainties in any particular period could have a material impact on our financial position, results of operations or cash flows. We continually evaluate those jurisdictions in which nexus exists, and in July 2014 implemented processes to collect sales taxes from our customers where a requirement to do so exists.

In 2013, we recorded a sales tax liability of $26.5 million, reflecting our best estimate of the probable liability, based on an analysis of our business activities, revenues likely subject to sales taxes and applicable regulations in each taxing jurisdiction. Of this amount, $10.1 million related to periods prior to the Merger and had been indemnified by The Go Daddy Group, Inc., pursuant to the Merger agreement, for which an indemnification asset had been recognized.

During 2014, we continued our process of evaluating those jurisdictions in which nexus exists, and where products are taxable under applicable tax regulations. We revised our sales tax liability calculation and identified an error related to the over accrual of the sales tax liability and related indemnification asset as of December 31, 2013. Based on this additional analysis, we determined $6.4 million of the amount recorded in 2013 was in error, of which $2.9 million related to periods indemnified by The Go Daddy Group, Inc. and $1.8 million related to 2012. We reversed $3.5 million of previously recorded expense for sales taxes to correct this error based on our revised analysis, and determined the amounts related to prior annual and interim periods were not material to our consolidated financial statements.

During 2014, we made payments totaling $17.2 million to various jurisdictions for sales tax liabilities relating to prior periods. We recorded an expense of $4.1 million to increase our sales tax liability for current period sales activity and reduced our liability by $1.2 million due to changes in estimates. We also received $6.6 million from The Go Daddy Group, Inc. as payment for the indemnified portion of the sales tax liability, and as a result, agreed to release The Go Daddy Group, Inc. from its indemnification obligation for certain transaction-based taxes. See “Certain Relationships and Related Party Transactions—Agreement with The Go Daddy Group, Inc.”

As of December 31, 2014, our estimated sales tax liability was $5.9 million, which reflects our best estimate of the probable liability, based on an analysis of our business activities, revenues subject to sales taxes and applicable regulations in each jurisdiction. Due to the complexity and uncertainty surrounding indirect tax laws, we believe it is reasonably possible we have incurred additional losses related to indirect taxes; however, we are not able to estimate a range of the loss.

Loss Contingencies

We are subject to the possibility of various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset, or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. If we determine a loss is possible and the range of the loss can be reasonably determined, we disclose the range of the possible loss. We regularly evaluate current information available to determine whether an accrual is required, an accrual should be adjusted or a range of possible losses should be disclosed.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates. We do not hold or issue financial instruments for trading purposes.

Foreign Currency Risk

Our functional currency is the U.S. dollar. To date, substantially all of our bookings and operating expenses have been denominated in U.S. dollars, therefore we are not currently subject to significant foreign currency risk. However, as our international operations grow, our risks associated with fluctuation in currency rates may become greater. We intend to continue to assess our approach to managing this potential risk. Currency fluctuations or a weakening U.S. dollar can increase the costs of our international expansion. The effect of a hypothetical 10% change in foreign currency exchange rates applicable to our business would not have had a material impact on our consolidated financial statements. To date, foreign currency transaction gains and losses and exchange rate fluctuations have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transaction.

Interest Rate Sensitivity

Interest rate risk reflects our exposure to movements in interest rates associated with our borrowings. Borrowings under our credit facility bear interest at a per annum rate equal to, at our option, either (a) for LIBOR loans, LIBOR (but not less than 1.0% for the term loan only) or (b) for ABR loans, the highest of (i) the federal funds effective rate plus 0.5%, (ii) the prime rate, or (iii) one month LIBOR plus 1.0%, plus a margin ranging from 3.25% to 3.75% for LIBOR loans and 2.25% to 2.75% for ABR Loans, depending on our leverage ratio and on certain factors relating to this offering. Borrowings under our term loan and revolver were $1.1 billion and $75.0 million, respectively, as of December 31, 2014. A hypothetical 10% increase or decrease in interest rates after December 31, 2014 would not have a material impact on our interest expense.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued a converged standard on revenue recognition from contracts with customers. The new standard’s core principle is the recognition of revenue when promised goods or services are transferred to customers in an amount reflecting the consideration to which a company expects to be entitled in exchange for those goods or services. Furthermore, this new standard will require enhanced disclosures and will provide additional guidance for multiple-element revenue arrangements. Companies will need to use more judgment than is required under existing guidance. These judgments may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This new standard permits the use of either the retrospective or cumulative effect transition method. We expect the guidance will be effective for us in the first quarter of 2017 and early adoption is not permitted. We have not yet selected a transition method and are currently evaluating the impact of this new standard on our consolidated financial statements.

In August 2014, the FASB issued new guidance regarding disclosure of uncertainties about an entity’s ability to continue as a going concern. This guidance defines management’s responsibility to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. We do not expect the adoption of this guidance, effective for us in 2017, to have a material impact on our consolidated financial statements.

BUSINESS

Our customers have bold aspirations—the drive to be their own boss, write their own story and take a leap of faith to pursue their dreams. Launching that brewery, running that wedding planning service, organizing that fundraiser, expanding that web-design business or whatever sparks their passion. We are inspired by our customers, and are dedicated to helping them turn their powerful ideas into meaningful action. Our vision is to radically shift the global economy toward small business by empowering passionate individuals to easily start, confidently grow and successfully run their own ventures.

Overview

Our approximately 13 million customers are people and organizations with vibrant ideas—businesses, both large and small, entrepreneurs, universities, charities and hobbyists. They are defined by their guts, grit and the determination to transform their ideas into something meaningful. They wear many hats and juggle many responsibilities, and they need to make the most of their time. Our customers need help navigating today’s dynamic Internet environment and want the benefits of the latest technology to help them compete. Since our founding in 1997, we have been a trusted partner and champion for organizations of all sizes in their quest to build successful online ventures.

We are a leading technology provider to small businesses, web design professionals and individuals, delivering simple, easy to use cloud-based products and outcome-driven, personalized Customer Care. We operate the world’s largest domain marketplace, where our customers can find that unique piece of digital real estate that perfectly matches their idea. We provide website building, hosting and security tools to help customers easily construct and protect their online presence. As our customers grow, we provide applications that help them connect to their customers, manage and grow their businesses and get found online.

Our customers need help navigating today’s dynamic Internet environment and want the benefits of the latest technology to help them compete. The increase in broadband penetration, mobile device usage and the need for presence across search engines, content destinations, ecommerce sites and social media channels create both opportunities and challenges for them. We offer products and solutions to help our customers tackle this rapidly changing technology landscape. We developed the majority of our products internally and believe our solutions are among the best in the industry in terms of comprehensiveness, performance, functionality and ease of use.

Often technology companies force their customers to choose between technology and support, delivering one but not the other. At GoDaddy, we break that compromise and strive to deliver both great technology and great support to our customers. We believe engaging with our customers in a proactive, consultative way helps them knock down the technology hurdles they face. And, through the thousands of conversations we have with our customers every day, we receive valuable feedback that enables us to continually evolve our products and solutions.

Our people and unique culture have been integral to our success. We live by the same principles that enable new ventures to survive and thrive: hard work, perseverance, conviction, an obsession with customer satisfaction and a belief that no one can do it better. We take responsibility for driving successful outcomes and are accountable to our customers, which we believe has been a key factor in enabling our rapid customer and revenue growth. We have one of the most recognized brands in technology. Our tagline—“It’s Go Time”—captures the spirit and drive of our customers and links our brand to their experience.

Our Size and Scale

Our combination of easy to use, cloud-based products, personalized Customer Care, a powerful brand and a unique culture have helped us build an attractive business with strong financial performance.

•	We are the global market leader in domain name registration—the on-ramp to establishing a business online in our connected economy—with approximately 59 million domains under management as of

December 31, 2014, which represented approximately 21% of the world’s domains according to VeriSign’s Domain Name Industry Brief.

•	As of December 31, 2014, we had approximately 12.7 million customers, and in 2014, we added more than 1.1 million customers.

•	As of December 31, 2014, of our nearly 13 million customers, we had more than half a million customers who spent over $500 a year.

•	As of December 31, 2014, we provided localized solutions in 37 countries, 44 currencies and 17 languages. In 2014, 25% of our total bookings was attributable to customers outside of the United States.

•	Our cloud-based platform handled on average more than 11.6 billion DNS queries per day in 2014, making us a substantial component of the Internet’s infrastructure.

•	Our highly-rated Customer Care team of more than 3,400 specialists is focused on providing high-quality, personalized care. As a result of their ongoing dialogue with customers, our Customer Care team also drives bookings and in 2014 generated approximately 23% of our total bookings.

•	GoDaddy’s U.S. aided brand awareness was 81% as of December 31, 2014 according to a survey we commissioned from BrandOutlook, ranking our brand among the most recognized technology brands in the United States.

•	We generated $1.7 billion in total bookings in 2014 up from $1.4 billion in 2013. In 2014, we had $1.4 billion of revenue up from $1.1 billion in 2013. In each of the five years ended December 31, 2014, our customer retention rate exceeded 85% and our retention rate for customers who had been with us for over three years was approximately 90%.

•	We generated $271.5 million of adjusted EBITDA in 2014 up from $196.3 million in 2013.

Our Market

Our customers represent a large and diverse market which we believe is largely underserved. According to the U.S. Small Business Administration, there were approximately 28 million small businesses in 2012. Based on data from the U.S. Census Bureau and the U.S. Small Business Administration, over 85% of small businesses have fewer than five employees. Most small business owners identify themselves as having little to no technology skills according to a study we commissioned from Beall Research. In 2012, approximately 23 million, or over 75% of, small businesses were non-employer firms according to the U.S. Census Bureau. Furthermore, according to the International Labor Organization Statistics Database there were more than 200 million people outside the United States identified as self-employed in 2012. The Kauffman Index of Entrepreneurial Activity report estimates that in 2013 there were approximately 476,000 new business owners created each month in the United States. Conversely, approximately 80% of small businesses have been in existence for at least three years according to a study we commissioned from Beall Research. We believe our addressable market extends beyond small businesses and includes individuals and organizations, such as universities, charities and hobbyists.

Despite the ubiquity and importance of the Internet to individual consumers, many small businesses and organizations have remained offline given their limited resources and inadequate tools. As of January 2013, more than 50% of small businesses in the United States still did not have a website according to a study we commissioned from Beall Research. However, as proliferation of mobile devices blurs the online/offline distinction into an “always online” world, having an impactful online presence is becoming a “must have” for small businesses worldwide.

What it means for small businesses and ventures to be online continues to evolve. Only a few years ago, an online presence typically consisted of a simple and static website with basic information perhaps supported by limited search engine marketing. Today, having an effective online presence requires much more, including a content rich website viewable from any device; presence on social media sites and an increasing number of horizontal and vertical marketplaces (e.g. Yelp and OpenTable); branded email communication; online marketing; and Internet-enabled reservation and scheduling capabilities. In addition, back-end activities such as invoicing, payment processing, accounting and tax preparation, which are typically separate point solutions, can now increasingly be linked to the front-end.

The shift toward dynamic online presence for small business has been fueled by the emergence of simple—yet powerful—cloud-based technologies that can easily be utilized by individuals with limited technical skills. Cloud technologies have helped enable the integration of front and back-end activities. Cloud-based products, which can be “rented” on a monthly or yearly basis, allow a business to more easily scale from a nascent idea to a thriving venture. The Parallels SMB Cloud Insights for Global 2014 report estimates that the cloud market for small business was $62 billion in 2013 and will double by 2016, growing to $125 billion.

Our Customers

Our customers share common traits, such as tenacity and determination, yet their specific needs vary depending on the type and stage of their ventures. They range from individuals who are thinking about starting a business to established ventures that are up and running but need help attracting customers, growing their sales or expanding their operations. While our customers have differing degrees of resources and technical capabilities, they all share a desire to bring their ideas to life. We call them GoGetters and they are united by a number of common characteristics: entrepreneurial spirit, strong work ethic and, above all, passion for their ventures.

Our target customers are primarily local service-based businesses, most have fewer than five employees, and most identify themselves as having little to no technology skills. For example, according to a study we commissioned from Beall Research, at least 80% of non-employer firms are service-based. They need our help to give their businesses a unique and secure digital identity and tools to help them stay connected with their customers.

To serve our customers well at every phase of their business, we group them into multiple stages of growth—starting with “nascent” and evolving to a state where they are “established and content.” We have also identified special groups like the “digital commerce” group which is made up of web-savvy individuals who utilize digital commerce platforms as their primary business vehicles. We also serve a group of customers consisting of web-designers and web-developers—who we call “Web Pros”—who are in the business of building, designing and managing the online presence of others. Each of these groups is unique in their needs, and we personalize our solutions to meet them at each stage in their lifecycle.

Our Opportunity—What the GoGetter Needs

Our customers are consumers themselves and use the Internet to get informed, research and shop for solutions, which makes them keenly aware of the need to have an impactful online presence. While our customers’ needs change depending on where they are in their lifecycle, the most common customer needs we serve include:

•	Getting online and looking great. Our customers want to find a name that perfectly identifies their business, hobby or passion. Once they have a name, they want to create a digital identity so their customers can find, engage and transact with them online. We believe a complete digital identity includes an elegant, mobile-enabled website and the ability to get found across various social media platforms and vertical marketplaces.

•	Growing their business and running their operations. Our customers need to communicate with their existing customers and find new customers. They also need tools to help them run their businesses, from productivity and marketing tools to getting paid and balancing their books. In today’s online world, these activities are increasingly linked to a customer’s online presence.

•	Easy to use products with help from a real person when needed. Our customers want products that are easy to use and sometimes they need help from real people to set up their website, launch a new feature or try something new. We build products that are intuitive for beginners to use yet robust and feature-rich to address the needs of expert designers and power-users.

•	Technology that grows with them. Our customers need a simple platform and set of tools that enable their domain, website and other solutions to easily work together as their business grows and becomes more complex, and they need that platform to be simple to manage. The right platform can meet the needs of both an entrepreneur who is not technologically savvy and a Web Pro with a more complex set of demands.

•	Reliability, security and performance. Our customers expect products that are reliable and they want to be confident that their digital presence is secure. Our customers work on their businesses whenever and however they can, and need solutions that fit their schedule.

•	Affordable solutions. Our customers often have limited financial resources and are unable to make large, upfront investments in the latest technology. Our customers need affordable solutions that level the playing field and give them the tools to look and act like bigger businesses.

Our Solution—What We Do and How We Do It

We built GoDaddy to serve the GoGetter by providing elegant, easy to use, cloud-based products wrapped with personalized Customer Care. Our customers turn to us in order to:

•	Get a great domain name. Every great idea needs a great name. Staking a claim with a domain name has become the de facto first step in establishing an idea online. When inspiration strikes, we are there to provide our customers with high-quality search, discovery and recommendation tools as well as the broadest selection of domains to help them find the right name for their venture.

•	Turn their domain into a dynamic online presence. Our products enable anyone to build an elegant website or online store—for both desktop and mobile—regardless of technical skill. Our products, powered by a unified cloud platform, enable our customers to get found online by extending their website and its content to where they need to be—from search engine results (e.g. Google) to social media (e.g. Facebook) to vertical marketplaces (e.g. Yelp and OpenTable)—all from one location. For more technically-sophisticated web designers, developers and customers, we provide high-performance, flexible hosting and security products that can be used with a variety of open source design tools. We design these solutions to be easy to use, effective, reliable, flexible and a great value.

•	Add back-office and marketing products. Our customers want to spend their time on what matters most to them—selling their products or services or helping their customers do the same. We provide them with productivity tools such as domain-specific email, online storage, invoicing, bookkeeping and payment solutions to help run their ventures as well as robust marketing products to attract and retain customers.

•	Use our products together in a solution that grows with our customers over time. Our API-driven technology platform is built on state-of-the-art, open source technologies like Hadoop, OpenStack and other large-scale, distributed systems. Simply put, we believe our products work well together and are more valuable and easier to use together than if our customers purchased these products individually from other companies and tried to integrate them. Additionally, our platform allows our developers to innovate new and enhanced products or product features assembled from common building blocks leading to faster deployment cycles.

•	Receive assistance from our highly-rated Customer Care team. Our Customer Care team consists of more than 3,400 specialists who are available 24/7/365 and are capable of providing care to customers with different levels of technical sophistication. Our specialists are measured on customer outcomes and the quality of the experience they provide, not other common measures like handle time and cost per call. We strive to provide high-quality, personalized care and deliver a distinctive experience that helps us create loyal customers who renew their subscriptions, purchase additional products and refer their family and friends to us.

•	Utilize a reliable, secure, global technology platform and infrastructure. In 2014, we handled on average more than 11.6 billion DNS queries per day and hosted approximately 9.3 million websites across more than 40,000 servers around the world. In addition, we have 35 petabytes in data storage capacity. We focus on online security, customer privacy and reliable infrastructure to address the evolving needs of our customers.

•	Receive high value. We price most of our products at a few dollars per month while providing our customers with robust features and functionality. We believe our high-quality products and personalized Customer Care provide our customers with an affordable bridge between their available resources and their aspirations.

Our Advantages—Why We Win

We believe the following strengths provide us with competitive advantages in realizing the potential of our opportunity:

•	We are the leading domain name marketplace, the key on-ramp in establishing a digital identity. We are the global market leader in domain name registration. According to VeriSign’s Domain Name Industry Brief, there were over 280 million domain names under management as of December 31, 2014. As of that date, we had approximately 59 million domains under management, which represented approximately 21% of the world’s domains.

•	We combine an integrated cloud-technology platform with rich data science. At our core, we are a product and technology company. As of December 31, 2014, we had 794 engineers, 144 issued patents and 218 pending patent applications in the United States. Our investment in technology and development and our data science capabilities enable us to innovate and deliver a personalized experience to our customers.

•	We operate an industry-leading Customer Care team that also drives bookings. We give our customers much more than typical customer support. Our team is unique, blending personalized Customer Care with the ability to evaluate our customers’ needs, which allows us to help and advise them as well as drive incremental bookings for our business. Our Customer Care team contributed approximately 23% of our total bookings in 2014. Our customers respond to our personalized approach with high marks for customer satisfaction. Our proactive Customer Care model is a key component that helps create a long-term customer relationship which is reflected in our high retention rates.

•	Our brand and marketing efficiency. With a U.S. aided brand awareness score of 81% as of December 31, 2014 according to a survey we commissioned from BrandOutlook, GoDaddy ranks among the most recognized technology brands in the United States. Our tagline “It’s Go Time” reflects the spirit and initiative of our customers and links our brand to their experience. Through a combination of cost-effective direct-marketing, brand advertising and customer referrals, we have increased our total customers from approximately 8 million as of December 31, 2010 to approximately 13 million as of December 31, 2014.

•	Our financial model. We have developed a stable and predictable business model driven by efficient customer acquisition, high customer retention rates and increasing lifetime spend. In each of the five years ended December 31, 2014, our customer retention rate exceeded 85% and our retention rate for customers who had been with us for over three years was approximately 90%. We believe that the breadth and depth of our product offerings and the high quality and responsiveness of our Customer Care team builds strong relationships with our customers and are keys to our high level of customer retention.

•

Our people and our culture. We are a company whose people embody the grit and determination of our customers. Our world-class engineers, scientists, designers, marketers and Customer Care specialists share a passion for technology and its ability to change our customers’ lives. We value hard work, extraordinary effort, living passionately, taking intelligent risks and working together toward successful customer outcomes. Our relentless pursuit of doing right for our customers has been a crucial ingredient to our growth.

•	Our scale. We have achieved significant scale in our business which enables us to efficiently acquire new customers, serve our existing customers and continue to invest in growth.

•	In 2014, we generated $1.7 billion in total bookings up from $939 million in 2010, representing a CAGR of 16%.

•	In 2014, we had $1.4 billion of revenue up from $741 million in 2010, representing a CAGR of 17%.

•	In the five years ended December 31, 2014, we have invested to support our growth with $976 million and $656 million in technology and development expenses and marketing and advertising expenses, respectively.

Our Strategy—How We Grow

We are pursuing the following principal strategies to drive our business:

•	Expand and innovate our product offerings. Our product innovation priorities include:

•	Deliver the next generation of naming. The first generation of naming included a limited set of gTLDs, such as .com and .net, and country code top-level domains, or ccTLDs, such as ..uk and .in. With over 280 million existing domains registered, it may be increasingly difficult for customers to find the name that best suits their needs. As a result, ICANN has authorized the introduction of more than 1,300 new gTLDs over the next several years. These newly introduced gTLDs include names that are geared toward professions (e.g. .photography), personal interests (e.g. .guru), geographies (e.g. .london, .nyc and .vegas) and just plain fun (e.g. .ninja). Additionally, we believe there is great potential in the emerging secondary market to match buyers to sellers who already own the domains. We are continuing to invest in search, discovery and recommendation tools and transfer protocols for the combined markets of primary and secondary domains.

•	Power elegant and effortless presence. We will continue to invest in tools, templates and technology to make the process of building a professional looking mobile or desktop website simple and easy. Additionally, we are investing in products that help our customers drive their customer acquisition efforts (e.g. Get Found) by managing their presence across search engines, social networks and vertical marketplaces.

•	Make the business of business easy. Our business applications range from domain-specific email to payment and bookkeeping tools and help our customers grow their ventures. We intend to continue investing in the breadth of our product offerings that help our customers connect with their customers and run their businesses.

•	Win the Web Pros. We are investing in our end-to-end Web Pro offerings ranging from open APIs to our platform, delegation products and administrative tools as well as dedicated Customer Care resources. Our recent addition of Media Temple further expanded our Web Pro offerings, bolstered our Web Pro-focused Customer Care team and extended our reach into the Web Pro community.

•	Go global. As of December 31, 2014, approximately 28% of our customers were located in international markets, notably Canada, India and the United Kingdom. We began investing in the localization of our service offerings in markets outside of the United States in 2012 and, as of December 31, 2014, we offered localized products and Customer Care in 37 countries, 44 currencies and 17 languages. To support our international growth, we will continue investing to develop our local capabilities across products, marketing programs, data centers and Customer Care.

•	Partner up. Our flexible platform also enables us to acquire companies and quickly launch new products for our customers, including the launch of a series of partnerships ranging from Microsoft Office 365 for email to PayPal for payments. We also acquired companies and technologies in 2013 and 2014 that bolstered our product offerings. We intend to continue identifying technology acquisition targets and partnership opportunities that add value for our customers.

•	Make it personal. We are beginning to leverage data and insights to personalize the product and Customer Care experiences of our customers as well as tailor our solutions and marketing efforts to each of our customer groups. We are constantly seeking to improve our website, marketing programs and Customer Care to intelligently reflect where customers are in their lifecycle and identify their specific product needs. We intend to continue investing in our technology and data platforms to further enable our personalization efforts.

•	Wrap it with Care. We believe that our highly-rated Customer Care team is distinctive and essential to the lifetime value proposition we offer our customers. We are continuing to invest in our Customer Care team, including investing to improve the quality of our Customer Care resources as well as to introduce improved tools and processes across our expanding global footprint.

Customer Success Stories

Although each of our customers has their own unique story, the following examples represent different customer groups that we serve and illustrate how their relationship with us has evolved over time.

Recipes for Fitness

When GoDaddy customer Chelle Stafford transformed her life by getting herself and her family in shape, she saw an opportunity to turn her new passion into profit. She launched her family website in 2005 and over the next nine years we helped her grow her business at her own pace as it took shape and evolved. In 2010, Chelle launched RecipeForFitness.com as a marketing tool and resource for her clients, using our Website Builder and some help and encouragement from our Customer Care team. As her business needs grew, so did her ability to invest in her business. Over her lifetime as our customer, Chelle has increased her spending from $28 in 2005 to $2,773 in 2014, representing a CAGR of 67%. Additionally, over her customer life she has broadened her adoption of our products, including purchases of domains, hosting, presence and business applications products. Today Chelle owns more than 50 domain names, utilizes our premium hosting product and ecommerce shopping cart tools to sell online, and has five email accounts through us to support her business.

Digital Coconut

GoDaddy customer Dave Cox turned his love of travel and nature photography into a thriving business named Digital Coconut. Since 2010, Dave and his business partner have utilized our products to build elegant websites for resorts, vacation properties and tourism boards that feature their premium videos and photography. The size and needs of Digital Coconut’s clients vary widely so they turn to us for a broad range of domain and hosting options. For smaller clients, Dave builds websites using our Website Builder and then delivers them to his customers so they may maintain the sites. For larger clients, Dave builds custom websites from scratch and utilizes virtual private server, dedicated server or managed hosting offerings for his largest accounts. Over his lifetime as our customer, Dave has increased his spending from $35 of domain purchases in 2010 to $599 of domains, hosting, presence and business applications purchases in 2014, representing a CAGR of 104%. With our help, Dave has transformed a hobby he loves into a thriving business.

Products

We have designed and developed an extensive set of easy to use, cloud-based technology products that enable our customers to establish a digital presence, connect with their customers and manage their business operations. We understand that our customers’ needs vary depending on the type and stage of their venture, which is why we offer our products both independently and bundled as suites of integrated products designed for specific activities.

Our domain name registration product enables us to engage customers at the initial stage of establishing a digital identity and acts as an on-ramp for our hosting, presence and business application products. We believe that our hosting, presence and business application products increase our revenue and margin growth opportunities, improve customer retention and significantly improve our value proposition to customers. Our products include:

Domains

We are the global market leader in domain name registration. Securing a domain is a necessary first step to creating a digital identity and our domain products often serve as the starting point in our customer relationships. As of December 31, 2014, more than 92% of our customers had purchased a domain from us and we had approximately 59 million domains under management, which represented approximately 21% of the world’s registered domains according to VeriSign’s Domain Name Industry Brief. In 2012, 2013 and 2014, we generated approximately 65%, 59% and 55% of our total revenue, respectively, from sales of our domain products.

Our primary domains product offerings are:

Primary Registrations. Using our website or mobile application, we offer customers the ability to search for and register available domain names, or primary registrations, with the relevant registry. Our inventory for primary registrations is defined by the number of TLDs that we offer. As of December 31, 2014, 262 different gTLDs, such as .com, .net and .org, and 47 different ccTLDs, such as .de, .ca, .in and .jp. were available for purchase through our primary registration product. ccTLDs are important to our international expansion efforts as we have found that international customers often prefer the ccTLD for the country or geographic market in which they operate. Our primary registration offering relies heavily on our search, discovery and recommendation tools which enable our customers to find a name that matches their needs. We also facilitate the transfer of domain names by our customers from another registrar to our system.

One of the key drivers for the growth of the domain name market is the ongoing expansion of available gTLDs. In 2008, ICANN began the process of authorizing the introduction of hundreds of new gTLDs. These newly introduced gTLDs include names that are geared toward professions (e.g. .photography), personal interests (e.g. .guru), geographies (e.g. .london, .nyc and ..vegas) and just plain fun (e.g. .ninja). As of December 31, 2014, 252 new gTLD offerings were available for purchase through our primary registration product and approximately 712,000 domains had been registered through us for these new gTLDs. These new gTLDs make it easier for companies and individuals to find and register new, easy to remember domain names tailored to their business, industry or interests that may not have been available in the relatively crowded, traditional gTLDs such as .com.

Domain Name Add-Ons. Domain name add-ons are features that a customer can add to a domain name registration. Our domain name privacy product allows our customers to register a domain name on an “unlisted” basis. This product helps prevent privacy intrusions, helps deter domain related spam and allows our customers to confidentially secure a domain for an unannounced product, service or idea. Domain name add-ons are typically purchased concurrently with domain name registrations and have minimal costs associated with their delivery.

Aftermarket. We operate the world’s largest domain aftermarket which processes aftermarket, or secondary, domain name sales. Our aftermarket platform, which we substantially supplemented through our acquisition of Afternic in 2013, is designed to enable the seamless purchase and sale of an already registered domain name through an online auction, an offer and counter-offer transaction or a “buy now” transaction. We operate a cross-registrar network that automates transaction execution across registrars thereby reducing the time required to complete a transaction. We receive a percentage of the sales price for each domain sold.

Hosting and Presence

We offer a variety of hosting and presence products that enable our customers to create and manage their digital identity, or in the case of Web Pros, the digital identities of their end-customers. As of December 31, 2014, we hosted approximately 9.3 million websites. In 2012, 2013 and 2014, we derived approximately 30%, 34% and 37% of our total revenue, respectively, from sales of our hosting and presence products.

Our primary hosting products are:

Shared Website Hosting. The term “shared hosting” refers to the housing of multiple websites on the same server and is our most popular hosting product. We operate, maintain and support shared website hosting in our owned and operated data center and our leased co-located data center facilities using either Linux or Windows operating systems. We currently offer three tiers of shared website hosting plans to suit the needs and resources of our customers, all of which use industry standard cPanel or Parallels Plesk control panels. We also bundle our hosting plans with a variety of applications and products such as web analytics and SSL certificates.

Website Hosting on Virtual Dedicated Servers and Dedicated Servers. Our virtual dedicated and dedicated servers provide customers with greater control and higher performance than our shared hosting plans. Our virtual dedicated hosting offering utilizes software to partition a single physical server so that it functions as multiple servers. Our dedicated server offering provides customers with a server that is reserved exclusively for their use. Both of these products are designed to meet the requirements of customers with more advanced technical capabilities and needs by providing the customer with full control of and electronic access to their server. We offer customers the ability to tailor their plan based on a range of hardware, performance, storage, bandwidth, operating system and control features.

Managed Hosting. With our managed hosting product, we set up, monitor, maintain, secure and patch the dedicated server for the customer so that our managed hosting customers get the benefits of a dedicated server without the responsibility of actually running the server. We can also install and maintain a variety of web applications such as WordPress, Joomla, Magento and Gallery on behalf of our customers upon request. We offer a variety of managed hosting plans tailored to our customers’ needs as well as our Expert Hands offering, which provides additional custom support services at an hourly rate.

Premium Hosting. Our premium hosting product is geared towards Web Pros and other customers who have a high level of website development and management knowledge and require a premium support experience. Our premium hosting product offers dedicated hosting supported by specialized Customer Care personnel and resources. Premium hosting is offered through Media Temple, which we acquired in October 2013.

Security. Our security products include SSL certificates and malware scanners. According to Netcraft, we are the world’s second largest provider of SSL certificates. An SSL certificate validates a customer’s website identity and encrypts online transactional information, such as credit card information, and communications sent to or by the website. We offer a variety of SSL certificates all of which provide high-grade, 256-bit encryption. Our SSL certificate offerings include multiple domain SSLs and “wildcard” SSL certificates, which secure a singular website URL as well as subdomains on that URL (e.g. protectmyvisitors.com and cart.protectmyvisitors.com). We also offer “code signing certificates,” which are designed to prove the identity of software authors and validate that the software has not been tampered with since its original distribution.

Our primary presence products are:

Website Builder. Our Website Builder is an easy to use, do it yourself online tool that enables customers, irrespective of their technical skills, to build elegant websites. We offer a variety of plans, with pricing dependent on the customer’s desired amount of storage and bandwidth as well as the number of available design styles and other features. With each of these plans, customers have access to hundreds of professional designs which can be customized by adding photos, graphics or text. Our designs cover a wide range of categories with specialty content for small businesses, organizations, families, athletic teams, weddings, reunions and other interest groups. Once built, websites can be easily connected to social profiles, such as Facebook and Twitter, and optimized for search engines using Website Builder. Our customers are also able to optimize their websites for mobile platforms through Website Builder. The figure below illustrates some of the key features and functionality of Website Builder.

Mobile Website Builder. We launched GoMobile in March 2014 to enable our customers to easily build websites directly on mobile devices. Powered by M.dot, which we acquired in 2013, GoMobile provides a mobile platform for the creation of websites and allows our customers to easily manage their web presence from their mobile devices.

Commerce. Our online store product allows customers to easily create their own standalone online store or add one to an existing website. It allows customers to post their product catalogs, integrate online sales information with Intuit’s QuickBooks product, list products for auction on eBay, streamline shipping logistics, accept credit card and PayPal payments on their websites and market their websites through Google services. We also offer our customers easy to use merchant accounts, which are required to process credit card payments.

Get Found. Get Found is designed to help customers create, manage and ensure the accuracy and consistency of their online presence across numerous platforms, such as Google, Facebook, Yelp and OpenTable, and generate traffic to both their physical business locations and websites. Get Found, which is based on technology we acquired from Locu in 2013, enables customers to easily view their business information, such as address, hours, contact information and menu/price list, on 15 partner sites. Furthermore, our Get Found paying subscribers are easily able to update and distribute their information across many of the Internet’s most trafficked websites and platforms. The figure below illustrates the simple yet powerful tool we have developed for our customers to get found.

1) GetFound lets customers easily publish and update their business profile, listings, menus and pictures on their own site and to multiple popular referral sites simultaneously without the need for technical skills.

MALEES THAI FOOD RESTAURANT
100% FRESH
CUISINE FROM THAILAND

2) The GetFound dashboard shows our customers where their business information is published and if any updates are needed.

3) Referral sites like Yelp, TripAdvisor, UrbanSpoon, YP and many more display our customers' most up-to-date and consistent information.

Malee's Thai Bistro

Malee's Thai Bistro

4) Search engine results for queries related to GetFound customers are optimized.

Malee's Thai Bistro

Business Applications

We offer a variety of products designed to make the business of business easier for our customers. The products we offer include those developed in-house as well as third-party applications which we distribute and support, such as Microsoft Office 365. In 2012, 2013 and 2014, we derived approximately 6%, 7% and 8% of our total revenue, respectively, from sales of our business applications.

Our primary business application products are:

Email Accounts. We offer email accounts which use our customers’ domains and include a multi-feature web interface for both desktop and mobile devices, accompanied by an integrated calendar and secure online storage. We offer a variety of plans, with pricing dependent on the customer’s desired amount of storage and number of email addresses. Our standard email account is a core component of many of our bundled product offerings. All of our email accounts are advertising-free and include security functionality designed to provide protection from spam, viruses and other forms of online fraud, such as phishing.

Microsoft Office 365. We offer full installation of Microsoft Office 365 in a simple, supported process that provides email accounts which use our customers’ domains and some of which include secure online storage. We offer Microsoft Office 365 in three plans that range from personalized email essentials to a full suite of productivity tools, including file sharing and full desktop versions of Word, Excel and PowerPoint. It is easy to set up and can be up and running in minutes.

Online Bookkeeping and Invoicing. Our online bookkeeping product imports and organizes all customer business accounts into a single cloud-based system and allows customers to generate income and expense reports as well as create, send and track invoices. It automatically categorizes business transactions in accordance with tax guidelines so small businesses have year-round visibility into their tax liability.

Email Marketing. Our email marketing product helps customers market their businesses through permission-based email. Customers can easily create and send newsletters, targeted advertising campaigns, promotions and surveys as well as connect email campaigns with their social media networks and track the results of campaigns through our email marketing product.

Technology and Infrastructure

Our technology platform forms the core of all our solutions, and we have invested significantly to develop a platform that is designed to be intelligent, fast, secure and scalable. Our technology and development expenses were $175 million, $208 million and $254 million in 2012, 2013 and 2014, respectively. We have built a scalable platform that allows us to provide faster business insights at lower costs, develop and introduce new products quickly and leverage economies of scale to reduce costs and enable next-generation hosting architecture. As illustrated in the graphic below, our technology stack, which includes physical infrastructure, Infrastructure-as-a-Service, Platform-as-a-Service, applications and data science, allows our customers to build and manage their digital identities and enable access across multiple devices. We seek to continuously enhance the performance and reliability of our technology infrastructure by investing in faster data centers, peering sites and local points of presence, both domestically and internationally.

Physical infrastructure

Our physical technology infrastructure consists of nine data centers and more than 40,000 servers around the world. We have also invested significantly in our peering architecture and utilize 17 peering sites that allow us to handle high IP transit traffic at low bandwidth costs. Our large technology infrastructure footprint allows us to leverage economies of scale through low server, network, storage and processing costs by commoditizing hardware across various systems and leveraging virtualization where possible.

Infrastructure-as-a-Service

We leverage an Infrastructure-as-a-Service model that is geared toward the virtualization and automation of common physical data center components like servers, load balancers, switches and storage. We use open source solutions when possible to eliminate manual processes and thereby reduce the risk of human error as well as to lower costs. Additionally, we use a single automated infrastructure based on OpenStack to enable next-generation hosting architecture.

Platform-as-a-Service

Our cloud platform offers our customers an integrated and comprehensive set of services that saves time. Our platform is designed to help us reduce costs, increase personalization and more easily and quickly build and deploy new products. We continuously invest to develop our platform capabilities and have recently deployed a new authentication platform that allows us to onboard new products more quickly and securely. We have also deployed Cassandra, an open source distributed database management system, across our datacenters for improved customer data replication that enables personalization.

Applications

Our platform is highly flexible which allows us to easily integrate third-party offerings and enhance our value proposition to our customers by offering comprehensive and integrated solutions that can be rapidly scaled up or down and used across multiple platforms, including mobile. Our platform also allows resellers to easily sell our products, thereby broadening our distribution. We seek to continuously launch new and relevant applications and streamline our existing offerings in order to provide the best user experience to our customers.

Data science

Our data collection technology enables us to collect customer, product and business data from various sources, including web crawling (e.g. Locu), local listings providers (e.g. Yelp and state business registrations), social platforms (e.g. Facebook and Twitter) and mobile platforms (e.g. geolocation and ecommerce). We use Hadoop, an open source software framework for storage and large-scale processing of data sets, to develop an integrated customer insights data platform. By integrating this data, we are able to offer personalized and intelligent insights and business intelligence to our customers that they can access via dashboards. These dashboards also enhance our ability to develop and deploy differentiated products and more intelligent Customer Care. We believe our ability to offer these insights helps us deliver the right solutions targeted to the needs of our customers and attract more businesses to our platform.

Customer Care

We have more than 3,400 Customer Care specialists who provide technical assistance on a 24/7/365 basis to new and existing customers located around the world. Operating as “business consultants,” our specialists advise customers of products that best suit their individual needs. This ability to provide real-time product suggestions to customers after providing a world-class support experience allows our Customer Care team to provide an impactful contribution to bookings through the sale of product subscriptions, including domain products, hosting and presence offerings and business applications. Our Customer Care specialists take great pride in owning outcomes and being accountable to our customers, both of which are essential to enhancing customer experience. In each of the years 2012, 2013 and 2014, 23% of our total bookings were generated from the sale of product subscriptions by our Customer Care team. The majority of our Customer Care specialists are located in our Arizona and Iowa facilities in the United States. We have additional specialists in Europe and India to provide in-region support in languages native to the regions we serve. In addition, our easy to use website contains extensive educational content designed to demystify the process of establishing an online presence and to assist customers in choosing the products that best meet their needs.

Our Customer Care team has handled over 11 million contacts per year in each of the last three years ended December 31, 2014, and spans a variety of channels to provide tailored and timely support to our customers. Our customers can choose their preferred Customer Care channel, including proactive and reactive chat and phone support. We take a consultative approach to our customers, acting as a trusted partner to guide them through the process with technical solutions that support them at each phase of their lifecycle and offer real-time product suggestions that are best suited to the customers’ immediate needs. The effectiveness of our model is reflected in the high ratings we receive from our customers, the bookings generated by our Customer Care team and strong customer referrals.

The strength of our Customer Care team is our people. Our hiring process is extensive and highly selective, designed to yield individuals who will thrive in our team based on core values, character, work ethic and ability. Our new hires spend over a month moving from classroom to a live “nesting” environment where they refine their customer and technology skills. With a commitment to life-long learning, we offer over 400 classes to our employees spanning leadership, sales, service and technology. We have an incentive program that rewards outcomes, across both customer satisfaction and bookings goals. For that and many other reasons, as of December 31, 2014, more than 33% of our Customer Care specialists had been with us for at least three years.

Marketing

With a U.S. aided brand awareness score of 81% as of December 31, 2014 according to a survey we commissioned from BrandOutlook, GoDaddy ranks among the most recognized technology brands in the United States. We have established this high level of brand awareness primarily through our advertising campaigns across various platforms including television commercials, print, online and billboards, with our Super Bowl commercials serving as our most visible and important campaigns to date. We have supplemented these advertising campaigns with athlete and celebrity sponsorships. Our strong brand has helped us attract and retain approximately 13 million customers as of December 31, 2014. We intend to continue investing in our brand as we seek to further grow our total customers, particularly internationally. Customer referrals are another highly efficient and cost-effective channel for acquiring customers.

We complement our brand marketing efforts with highly focused and metric-driven direct response marketing to acquire new customers. We use a variety of targeted online marketing programs for lead generation, including search engine marketing, search engine optimization and targeted email and social media marketing campaigns, as well as more traditional direct marketing and indirect channel partner marketing programs, to drive interest in our products and traffic to our websites. As part of this effort, we regularly run numerous campaigns simultaneously and constantly refine our media mix across our channels.

International

We have more than 3.6 million customers outside of the United States in more than 250 countries. In 2014, we derived 25% of our total bookings from international sales compared to 24% in 2013 and 22% in 2012. Historically, we were primarily focused on the U.S. market and only offered international customers our U.S.-centric product offerings, without any localization or meaningful international marketing efforts. We believe our international scale and growth to date are indicative of the international growth opportunities available to us and position us to continue to grow our business internationally.

We recently began devoting substantial, dedicated resources to our international efforts. We began to focus on growing our international presence in 2011. This led to the establishment of our Customer Care center in India in 2012, the initial introduction of localized websites and products in 2013 and the expansion of these localized products and Customer Care to 37 countries, 44 currencies and 17 languages as of December 31, 2014. Central to our international strategy is a philosophy of localizing our product offerings and deploying them through our global infrastructure. We built a team of more than 25 people to date who are responsible for the internationalization and localization of our core product offerings as well as our Customer Care and marketing efforts.

In conjunction with our localization efforts, we have added on-the-ground regional teams and increased our country and regional specific marketing spend. To date, these investments have enabled us to successfully launch our business in select international markets. Since the beginning of 2013 in India and the United Kingdom, respectively, we have increased market share of .in domain registrations by approximately 19 percentage points according to INRegistry and increased market share of .uk domain registrations by approximately 8 percentage points according to Nominet. Our success in these markets has furthered our belief that our international model can work in both established and emerging markets. We have taken a rigorous approach to managing the level of investment we expect to make in each geographic market we enter based on a market tier approach. We expect to continue to expand internationally, targeting additional markets in Europe, Asia and the Middle East over the next several years.

Competition

We provide cloud-based solutions that enable individuals, businesses and organizations to establish an online presence, connect with customers and manage their ventures. The market for providing these solutions is highly fragmented with some vendors providing part of the solution, and highly competitive with many existing competitors. These solutions are also rapidly evolving, creating opportunity for new competitors to enter the market with point product solutions or addressing specific segments of the market. In some instances, we have commercial partnerships with companies with which we also compete. Given our broad product portfolio, we compete with niche point-solution products and broader solution providers. Our competitors include providers of:

•	traditional domain registration services and web-hosting solutions such as Endurance, Rightside, United Internet and Web.com;

•	website creation and management solutions and e-commerce enablement providers such as Shopify, Squarespace, Wix and WordPress;

•	cloud-infrastructure services and online security providers such as Rackspace and Symantec;

•	alternative web presence and marketing solutions providers such as Constant Contact, OpenTable, Yelp and Zillow; and

•	productivity tools including business-class email, calendaring, file-sharing and payments such as Dropbox, Intuit, Square and Xero.

We expect continued competition from competitors in the domain, hosting and presence markets such as Endurance, Rightside, United Internet and Web.com, as well as potential increased competition from companies like Amazon, Google and Microsoft, all of which are providers of web-hosting and other cloud-based services and have recently entered the domain name registration business as upstream registries, and eBay and Facebook, both of which offer robust Internet marketing platforms. Google recently launched a beta version of its new Google Domains service, whereby it intends to sell domain name registration services to third-parties.

We believe the principal competitive factors include: product capabilities that meet customer requirements, a secure, reliable and integrated technology platform, cost-effective customer acquisition, brand awareness and reputation, customer service and support and overall customer satisfaction. We believe that we compete favorably with respect to each of these factors. For additional information, see “Risk Factors.”

Regulation

Our business is subject to regulation by ICANN, federal and state laws in the United States and the laws of other jurisdictions in which we do business.

ICANN. The registration of domain names is governed by ICANN. ICANN is a multi-stakeholder private sector, not-for-profit corporation formed in 1998 that operates pursuant to a memorandum of understanding with the U.S. Department of Commerce for the express purposes of overseeing a number of Internet related tasks, including managing the DNS, allocation of IP addresses, accreditation of domain name registrars and registries and the definition and coordination of policy development for all of these functions. We are accredited by ICANN as a domain name registrar and thus our ability to offer domain name registration products is subject to our ongoing relationship with and accreditation by ICANN. The regulation of Internet domain names in the United States and in foreign countries is subject to change. In particular, on March 14, 2014, the NTIA announced its intention to transition key Internet domain name functions to the global multi-stakeholder community. At this time there is uncertainty concerning the timing, nature and significance of any transition from U.S. oversight of ICANN to oversight of ICANN by another body or bodies.

ccTLD Authorities. The regulation of ccTLDs is governed by national regulatory agencies of the country underlying the specific ccTLDs, such as China (.cn), Canada (.ca) and the United Kingdom (.uk). Our ability to sell ccTLDs is dependent on our and our partners’ ability to maintain accreditation in good standing with these various international authorities.

Advertising and promotional information presented on our websites and in our products, and our other marketing and promotional activities, are subject to federal and state consumer protection laws that regulate unfair and deceptive practices. U.S. federal, state, and foreign legislatures have also adopted laws and regulations regulating numerous other aspects of our business. Regulations relating to the Internet, including laws governing online content, user privacy, taxation, liability for third-party activities and jurisdiction, are particularly relevant to our business. Such laws and regulations are discussed below.

Communications Decency Act. The CDA regulates content of material on the Internet, and provides immunity to Internet service providers and providers of interactive computer services for certain claims based on content posted by third parties. The CDA and the case law interpreting it generally provide that domain name registrars and website hosting providers cannot be liable for defamatory or obscene content posted by customers on their servers unless they participate in creating or developing the content.

Digital Millennium Copyright Act. The DMCA provides domain name registrars and website hosting providers a safe harbor from liability for third-party copyright infringement. To qualify for the safe harbor, however, registrars and website hosting providers must satisfy numerous requirements, including adoption of a user policy that provides for termination of service access of users who are repeat infringers, informing users of this policy, and implementing the policy in a reasonable manner. In addition, registrars and website hosting providers must expeditiously remove or disable access to content upon receiving a proper notice from a copyright owner alleging infringement of its protected works. A registrar or website hosting provider that fails to comply with these safe harbor requirements may be found liable for copyright infringement.

Anti-Cybersquatting Consumer Protection Act. The ACPA was enacted to address piracy on the Internet by curtailing a practice known as “cybersquatting,” or the bad-faith registration of a domain name that is identical or similar to another party’s trademark, or to the name of another living person, in order to profit from that name or mark. The ACPA provides that registrars may not be held liable for damages for registration or maintenance of a domain name for another person absent a showing of the registrar’s bad faith intent to profit. Registrars may, however, be held liable if their activities are deemed outside the scope of basic registrar functions.

Lanham Act. The Lanham Act governs trademarks and false advertising. Case law interpreting the Lanham Act has limited liability for many online service providers such as search engines and domain name registrars. Nevertheless, there is no statutory safe harbor for trademark violations comparable to the provisions of the DMCA and we may be subject to a variety of trademark claims in the future.

Privacy and Data Protection. In the areas of personal privacy and data protection, the U.S. federal and various state and foreign governments have adopted or proposed limitations on, and requirements associated with, the collection, distribution, use, storage, and security of personal information of individuals. If our practices with respect to the collection, distribution, storage, or security of personal information are challenged, we may not be able to demonstrate adequate compliance with existing or future laws or regulations. In addition, in the European Union member states and certain other countries outside the U.S., data protection is more highly regulated and rigidly enforced. As we conduct and expand our business within these countries, we expect compliance with these regulatory schemes to be more burdensome and costly for us.

Laws and regulations relating to our activities are unsettled in many jurisdictions, or may prove difficult or impossible to comply with in some jurisdictions. Additionally, federal, state, local and foreign governments are also considering legislative and regulatory proposals that would regulate the Internet and our activities in more and different ways than exist today. It also is impossible to predict whether new taxes will be imposed on our services, and depending upon the type of such taxes, whether and how we would be affected. Laws and regulations in the United States or in foreign jurisdictions may be applied in new or different manners in pending or future litigation. Further, other existing bodies of law, including the criminal laws of various jurisdictions, may be deemed to apply to our activities, or new statutes or regulations may be adopted in the future.

Intellectual Property and Proprietary Rights

Our intellectual property and proprietary rights are important to our business. We rely on a combination of trademark, patent, copyright and trade secret laws, confidentiality and access-related procedures and safeguards and contractual provisions to protect our proprietary technologies, confidential information, brands and other intellectual property.

We have also developed, acquired or licensed proprietary technologies for use in our business. As of December 31, 2014, we had 144 issued patents in the United States covering various aspects of our product offerings. Additionally, as of December 31, 2014, we had 218 pending U.S. patent applications and intend to file additional patent applications in the future.

We have non-disclosure, confidentiality and license agreements with employees, contractors, customers and other third parties, which limit access to and use of our proprietary information. Though we rely in part upon these legal and contractual protections, as well as various procedural safeguards, we believe that the skill and ingenuity of our employees, the functionality and frequent enhancements to our solutions and our ability to introduce new products and features that meet the needs of our customers are more important to maintaining our competitive position in the marketplace.

We have an ongoing trademark and service mark registration program pursuant to which we register our brand names and product names, taglines and logos in the United States and other countries to the extent we determine appropriate and cost-effective. We also have common law rights in some unregistered trademarks that were established over years of use. In addition, we have a trademark and service mark enforcement program pursuant to which we monitor applications filed by third parties to register trademarks and service marks that may be confusingly similar to ours, as well as the use of our major brand names in social media, domain names and other Internet sites.

Despite our efforts to preserve and protect our intellectual property, unauthorized third parties may attempt to copy, reverse engineer or otherwise obtain access to our proprietary rights, and competitors may attempt to develop solutions that could compete with us in the markets we serve. Unauthorized disclosure of our confidential information or proprietary technologies by our employees or third parties could also occur. The risk of unauthorized use of our proprietary and intellectual property rights may increase as we continue to expand outside of the United States.

Third-party infringement claims are also possible in our industry, especially as functionality and features expand, evolve and overlap across industries. Third parties, including non-practicing patent holders, have from time to time claimed, and could claim in the future, that our processes, technologies or websites infringe patents they now hold or might obtain or be issued in the future.

Employees

As of December 31, 2014, we had 4,908 employees worldwide, including 3,429 in our Customer Care team, 794 in technology and development, 124 in marketing and advertising and 561 in general and administrative. Included in our employee figures are the 418 and 56 Customer Care specialists located in India and Belfast, Ireland, respectively, who are directly employed by third-party partners but who are devoted to GoDaddy on a full time basis. Substantially all of our employees, other than our India and Ireland Customer Care specialists, are based in the United States. None of our employees is represented by a labor union or is party to any collective bargaining agreement in connection with his or her employment with us.

Facilities

Our corporate headquarters are located in Scottsdale, Arizona and consist of approximately 153,000 square feet of office space that we own. We also own our offices in Hiawatha, Iowa which consist of approximately 50,000 square feet that we use primarily for Customer Care and product development. We have additional call centers and offices located throughout the United States as well as Canada, India and the United Kingdom.

Additionally, we provide our cloud-based products through data centers located in the United States and internationally, including an approximately 272,000 square foot data center we own and operate in Phoenix, Arizona as well as additional capacity in co-located data centers in Arizona, California, Illinois, Virginia, Singapore and the Netherlands, which we occupy through leases which expire on various dates through 2026.

We believe that our existing facilities are sufficient for our current needs. In the future, we may need to add new facilities and expand our existing facilities as we add employees, grow our infrastructure and evolve our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

We are currently subject to litigation incidental to our business, including patent infringement litigation and trademark infringement claims, as well as other litigation of a non-material nature. Although the results of the lawsuits, claims and proceedings in which we are involved cannot be predicted with certainty, we do not believe that the final outcome of these matters will have a material adverse effect on our business, financial condition or operating results.

Regardless of the final outcome, defending lawsuits, claims and proceedings in which we are involved is costly and can impose a significant burden on management and employees. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding the executive officers and directors of GoDaddy Inc. as of March 19, 2015:

Name	Age	Position

Executive Officers:

Blake J. Irving	55	Chief Executive Officer and Director

Scott W. Wagner	44	Chief Financial Officer and Chief Operating Officer

Matthew B. Kelpy	42	Chief Accounting Officer

Philip H. Bienert	47	Chief Marketing Officer

James M. Carroll	43	Executive Vice President, International

Auguste Goldman	43	Chief People Officer

Arne M. Josefsberg	57	Executive Vice President, Chief Infrastructure Officer and Chief Information Officer

Nima Kelly	52	Executive Vice President and General Counsel

Elissa E. Murphy	46	Chief Technology Officer and Executive Vice President, Cloud Platforms

Non-Employee Directors:

Bob Parsons	64	Founder and Director

Herald Y. Chen	45	Director

Richard H. Kimball	58	Director

Gregory K. Mondre	40	Director

John I. Park	32	Director

Elizabeth S. Rafael	53	Director

Charles J. Robel	65	Chairman of the Board

Lee E. Wittlinger	31	Director

Executive Officers

Blake J. Irving has served as our Chief Executive Officer since January 2013, as a member of the board of directors of GoDaddy Inc. since its formation in May 2014 and as a member of the board of directors of Desert Newco since January 2013. Prior to joining our company, he served as Chief Product Officer at Yahoo! Inc. from May 2010 to April 2012. From January 2009 to May 2010, Mr. Irving was a Professor in the M.B.A. program at Pepperdine University. From September 2007 to January 2009, he served as Chief Executive Officer and President of Balance Point Enterprises Inc., a real estate investment company. From 1992 to September 2007, Mr. Irving served in various senior and management roles at Microsoft Corporation, including most recently as Corporate Vice President of the Windows Live Platform Group. Mr. Irving holds a B.A. degree in Fine Arts from San Diego State University and an M.B.A. degree from Pepperdine University.

We believe that Mr. Irving is qualified to serve as a member of our board of directors because of the perspective he brings as our Chief Executive Officer and his experience in senior management positions at several technology companies.

Scott W. Wagner has served as our Chief Financial Officer and Chief Operating Officer since May 2013 and previously served as our Interim Chief Executive Officer from July 2012 to January 2013. Prior to joining our company, he served in various roles, including most recently as a Member and North American Co-Head of KKR Capstone, which provides consulting services to KKR and the portfolio companies of KKR’s affiliated funds, from June 2000 to May 2013. Mr. Wagner holds a B.A. degree in Economics, magna cum laude from Yale University and an M.B.A. degree from Harvard Business School.

Matthew B. Kelpy has served as our Chief Accounting Officer since November 2014. Prior to joining our company, he served in various accounting roles at AOL Inc. from July 2005 to November 2014, most recently as Chief Accounting Officer. Mr. Kelpy holds a BBA degree in Accounting and a Master of Accounting degree from the University of Michigan and is a Certified Public Accountant.

Philip H. Bienert has served as our Chief Marketing Officer since March 2015. Mr. Bienert also served as our Executive Vice President, Digital Commerce from April 2013 to March 2015. Prior to joining our company, he served in various roles, including Senior Vice President, Consumer Digital Experience, at AT&T Inc. from February 2008 to April 2013. From January 2005 to February 2008, Mr. Bienert served as Senior Vice President, Customer Experience at Citigroup Inc. Mr. Bienert holds a B.A. degree in History from Georgetown University and an M.B.A. degree from the University of Texas at Austin.

James M. Carroll has served as our Executive Vice President, International since April 2013. Prior to joining our company, he served as Senior Vice President at Yahoo! Inc. from October 2010 to April 2013. From July 1997 to October 2010, Mr. Carroll served in various roles at Microsoft Corporation, most recently as General Manager. Mr. Carroll holds a B.S. degree in Science from Maynooth University of Ireland.

Auguste Goldman has served as our Chief People Officer since April 2013. Mr. Goldman also served as our Chief Information Officer from January 2012 to April 2013 and served as a consultant to us as a Technology Champion from June 2010 to January 2012. Prior to joining our company, he served as a Managing Director at Integralis AB, an NTT Communications company, from June 2008 to June 2010. Mr. Goldman attended Dartmouth College.

Arne M. Josefsberg has served as our Executive Vice President, Chief Infrastructure and Chief Information Officer since January 2014. Prior to joining our company, he served as Chief Technology Officer at ServiceNow Inc., an IT service management software company, from September 2011 to December 2013. From October 1985 to September 2011, Mr. Josefsberg served in various management roles at Microsoft Corporation, including most recently as General Manager, Windows Azure Infrastructure. Mr. Josefsberg holds a M.Sc. degree in Applied Physics from Lund University.

Nima Kelly has served as our Executive Vice President and General Counsel since October 2012. Ms. Kelly also served in various roles at GoDaddy from July 2002 to October 2012, including most recently as Deputy General Counsel. Ms. Kelly holds a B.A. degree in Political Science, summa cum laude from Gettysburg College and a J.D. degree from the University of Pennsylvania Law School.

Elissa E. Murphy has served as our Chief Technology Officer and Executive Vice President, Cloud Platforms since May 2013. Prior to joining our company, she served as Vice President of Cloud Platforms at Yahoo! Inc. from November 2010 to April 2013. From July 1997 to October 2010, Ms. Murphy served in various engineering roles at Microsoft Corporation including High Performance Computing.

Non-Employee Directors

Bob Parsons founded GoDaddy in January 1997 and has served as a member of the board of directors of GoDaddy Inc. since its formation in May 2014 and as a member of the executive committee of Desert Newco since December 2011. From December 2011 to June 2014, Mr. Parsons served as Chairman of the board of directors of Desert Newco. Prior to the Merger, he served in various roles, including as President and Chairman of the board of directors. Prior to founding our company, Mr. Parsons founded Parsons Technology, Inc., a software company, in 1984 and served as its Chief Executive Officer until its acquisition by Intuit Inc. in 1994. Mr. Parsons holds a B.S. degree in Accounting, magna cum laude from the University of Baltimore.

We believe that Mr. Parsons is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our founder and as one of our largest stockholders, as well as his extensive experience in founding and growing technology companies.

Herald Y. Chen has served as a member of the board of directors of GoDaddy Inc. since its formation in May 2014 and as a member of the board of directors and executive committee of Desert Newco since December 2011. He rejoined Kohlberg Kravis Roberts & Co. L.P. in 2007, having previously worked for the firm from 1995 to 1997 and co-heads the firm’s Technology industry team. From 2002 to 2007, Mr. Chen served as a Director and then later as a Managing Director at Fox Paine & Company, a private equity firm. From 2004 to 2005, Mr. Chen also served as Chief Executive Officer at ACMI Corporation, a medical device company. Mr. Chen co-founded Jamcracker, Inc., a web-services platform company, in 1999 and served as its Chief Financial Officer from its inception until 2002. From 2009 to 2011, Mr. Chen served on the board of directors of Eastman Kodak Company. Mr. Chen currently serves on the board of directors of several private companies. Mr. Chen holds a B.S. degree in Economics (Finance) and a B.S.E. degree in Mechanical Engineering from the University of Pennsylvania and an M.B.A. degree from the Stanford University Graduate School of Business.

We believe that Mr. Chen is qualified to serve as a member of our board of directors because of his experience in the technology industry as an investment professional and his strategic insight and operational leadership as a former executive of technology companies.

Richard H. Kimball has served as a member of the board of directors of GoDaddy Inc. since its formation in May 2014 and as a member of the board of directors of Desert Newco since December 2011. Mr. Kimball co-founded and has served as a General Partner of Technology Crossover Ventures, a venture capital firm, since its inception in June 1995. From September 1984 to December 1994, he served in various roles at Montgomery Securities, an investment bank, including Managing Director. Mr. Kimball currently serves on the board of directors at several private companies and serves on the board of trustees of Dartmouth College. Mr. Kimball holds an A.B. degree in History from Dartmouth College and an M.B.A. degree from the University of Chicago, Booth School of Business.

We believe that Mr. Kimball is qualified to serve as a member of our board of directors because of his perspective as the founder of a technology investment firm and his extensive expertise in venture capital investing and knowledge of technology companies.

Gregory K. Mondre has served as a member of the board of directors of GoDaddy Inc. since its formation in May 2014, and has served as a member of the board of directors and executive committee of Desert Newco since December 2011. Mr. Mondre is a Managing Partner and Managing Director with Silver Lake. He joined Silver Lake in 1999 and has significant experience in private equity investing and expertise in sectors of the technology and technology-enabled industries. Prior to joining Silver Lake, Mr. Mondre was a principal at TPG, where he focused on private equity investments across a wide range of industries, with a particular focus on technology. Earlier in his career, Mr. Mondre worked as an investment banker in the Communications, Media and Entertainment Group of Goldman, Sachs & Co. He currently serves as a director of Avaya, Inc., IPC Systems, Inc., Vantage Data Centers and Sabre Corporation, and is on the operating committee of SunGard Capital Corp. Mr. Mondre holds a B.S. degree in Economics from The Wharton School at the University of Pennsylvania.

We believe that Mr. Mondre is qualified to serve as a member of our board of directors because of his expertise in financial matters and the experience and perspective he has obtained as an investor in, and board member of, numerous technology companies.

John I. Park has served as a member of the board of directors of GoDaddy Inc. since February 2015. Since May 2013, he has worked in various roles at Kohlberg Kravis Roberts & Co. L.P. and is currently a Director. From June 2006 to April 2013, Mr. Park served in a similar role at Apax Partners LP, and from July 2004 to May 2006, as an investment banker at Morgan Stanley & Co. Mr. Park currently serves on the board of directors of several private companies including SunGuard Capital Corp. and SunGuard Capital Corp. II. Mr. Park holds an A.B. degree in Economics, cum laude, from Princeton University and an M.B.A. degree from Harvard Business School.

We believe that Mr. Park is qualified to serve as a member of our board of directors because of his experience and perspective as an investment professional and banker in the technology sector.

Elizabeth S. Rafael has served as a member of the board of directors of GoDaddy Inc. since its formation in May 2014 and as a member of the board of directors of Desert Newco since March 2014. From August 2007 to October 2012, she served as Vice President, Corporate Controller and Principal Accounting Officer of Apple Inc. From September 2006 to August 2007, Ms. Rafael served as Vice President of Corporate Finance at Cisco Systems, Inc. and also held the position of Vice President, Corporate Controller and Principal Accounting Officer from April 2002 to September 2006. Ms. Rafael currently serves on the board of directors of Echelon Corporation and Autodesk, Inc. Ms. Rafael holds a B.S. degree in Accounting from Santa Clara University.

We believe that Ms. Rafael is qualified to serve as a member of our board of directors because of her financial and compliance expertise, and her experience in the technology sector.

Charles J. Robel has served as a member of the board of directors of GoDaddy Inc. since its formation in May 2014 and as Chairman of the Board since March 2015 and as a member of the board of directors of Desert Newco since December 2011. From May 2008 until the Merger, he also served as a member of the board of directors. From June 2006 to February 2011, Mr. Robel served as the Chairman of the board of directors of McAfee, Inc. From June 2000 to December 2005, Mr. Robel served as General Partner and Chief of Operations of Hummer Winblad Venture Partners, a venture capital firm. From January 1974 to May 2000, Mr. Robel served in various roles at PricewaterhouseCoopers, LLP, an accounting firm, including most recently as a Partner. Mr. Robel currently serves on the board of directors of Informatica Corporation, Jive Software, Inc. and Model N, Inc., as well as on the board of directors of several private companies. Mr. Robel holds a B.S. degree in Accounting from Arizona State University.

We believe that Mr. Robel is qualified to serve as a member of our board of directors because of his financial, accounting and compliance expertise, and his experience serving on the board of directors of other public and private companies.

Lee E. Wittlinger has served as a member of the board of directors of GoDaddy Inc. since its formation in May 2014, and has served as a member of the board of directors of Desert Newco since February 2014. Since July 2007, he has worked in various roles at Silver Lake and is currently a Director. From June 2005 to June 2007, Mr. Wittlinger served as an investment banker at Goldman, Sachs & Co. Mr. Wittlinger currently serves on the board of directors of Vantage Data Centers. Mr. Wittlinger holds a B.S. degree in Economics with dual concentrations in Finance and Accounting, summa cum laude from The Wharton School at the University of Pennsylvania.

We believe that Mr. Wittlinger is qualified to serve as a member of our board of directors because of his experience and perspective as an investment professional and banker in the technology sector.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

In connection with this offering, our board of directors intends to adopt a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers.

Controlled Company

Upon completion of this offering, affiliates of KKR, Silver Lake, TCV and Mr. Parsons will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under the New York Stock Exchange corporate governance standards. As a controlled company, exemptions under the New York Stock Exchange standards will exempt us from certain New York Stock Exchange corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under the rules of the New York Stock Exchange;

•	that the compensation of our executive officers be determined, or recommended to the board of directors for determination, by majority vote of the independent directors or by a compensation committee comprised solely of independent directors; and

•	that director nominees be selected, or recommended to the board of directors for selection, by majority vote of the independent directors or by a nomination committee comprised solely of independent directors.

Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the rules of the New York Stock Exchange.

These exemptions do not modify the independence requirements for our audit committee, and we expect to satisfy the member independence requirement for the audit committee prior to the end of the transition period provided under the New York Stock Exchange listing standards and SEC rules and regulations for companies completing their initial public offering. See “—Committees of the Board of Directors—Audit Committee.”

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of Messrs. Chen, Irving, Kimball, Mondre, Park, Parsons, Robel and Wittlinger and Ms. Rafael. The composition of our board of directors prior to this offering was governed pursuant to the terms of the existing limited liability company agreement of Desert Newco, pursuant to which Messrs. Chen and Park were designated by affiliates of KKR, Messrs. Mondre and Wittlinger were designated by affiliates of Silver Lake, Mr. Parsons was designated by his affiliated entities and Mr. Kimball was designated by affiliates of TCV. Following the completion of this offering, we expect our board of directors to consist initially of nine directors.

Pursuant to the stockholder agreement described under “Certain Relationships and Related Party Transactions—Stockholder Agreement,” our stockholders will be entitled to nominate members of our board of directors as follows:

•	so long as affiliates of KKR own, in the aggregate, (1) at least 10% of the shares of Class A common stock outstanding (assuming that all outstanding LLC Units that are exchangeable for shares of Class A common stock are so exchanged (we refer to the calculation of the number of shares outstanding on such basis as an “As-Exchanged Basis”)) on an As-Exchanged Basis immediately following the consummation of this offering, affiliates of KKR will be entitled to nominate two directors and (2) less than 10% but at least 5% of the shares of Class A common stock outstanding on an As-Exchanged Basis immediately following the consummation of this offering, they will be entitled to nominate one director;

•	so long as affiliates of Silver Lake own, in the aggregate, (1) at least 10% of the shares of Class A common stock outstanding on an As-Exchanged Basis immediately following the consummation of this offering, affiliates of Silver Lake will be entitled to nominate two directors and (2) less than 10% but at least 5% of the shares of Class A common stock outstanding on an As-Exchanged Basis immediately following the consummation of this offering, they will be entitled to nominate one director; and

•	so long as Mr. Parsons and his affiliates own, in the aggregate, at least 5% of the shares of Class A common stock outstanding on an As-Exchanged Basis immediately following the consummation of this offering, Mr. Parsons and his affiliates will be entitled to nominate one director.

Directors nominated by affiliates of KKR, Silver Lake and Mr. Parsons under the stockholder agreement are referred to in this prospectus as the “KKR Directors,” the “Silver Lake Directors” and the “Parsons Director,” respectively. The initial KKR Directors will be Messrs. Chen and Park, the initial Silver Lake Directors will be Messrs. Mondre and Wittlinger and the initial Parsons Director will be Mr. Parsons.

The affiliates of each of KKR, Silver Lake, TCV and Mr. Parsons, or the Voting Parties, will agree to vote their shares in favor of the directors nominated as set forth above. In addition, so long as KKR and Silver Lake collectively own at least 25% of the shares of Class A common stock held by them on an As-Exchanged Basis immediately prior to the consummation of this offering, and affiliates of either KKR or Silver Lake own at least 10% of the shares of Class A common stock outstanding on an As-Exchanged Basis immediately following the consummation of this offering, the Voting Parties will agree to vote their shares in favor of any other director nominees recommended to our board of directors by the nominating and corporate governance committee (with the approval of the KKR Director and the Silver Lake Director serving on the nominating and corporate governance committee). TCV’s voting obligations in this regard will end on the third anniversary of the completion of this offering.

In accordance with our amended and restated certificate of incorporation and the stockholder agreement, each of which will be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Blake J. Irving, Charles J. Robel and John I. Park and their terms will expire at the annual meeting of stockholders to be held in 2016;

•	the Class II directors will be Richard H. Kimball, Elizabeth S. Rafael and Lee E. Wittlinger, and their terms will expire at the annual meeting of stockholders to be held in 2017; and

•	the Class III directors will be Herald Y. Chen, Gregory K. Mondre and Bob Parsons, and their terms will expire at the annual meeting of stockholders to be held in 2018.

Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Director Independence

Because we will be a “controlled company” under the rules of the New York Stock Exchange, we are not required to have a majority of our board of directors consist of “independent directors,” as defined under the rules of the New York Stock Exchange. If such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the boards and its committees accordingly in order to comply with such rules.

Committees of the Board of Directors

Our board of directors has established an executive committee, an audit committee, a compensation committee and the nominating and corporate governance committee composed of the directors set forth below. Pursuant to the stockholder agreement, the executive committee will consist of one KKR Director, one Silver Lake Director and one Parsons Director. See “—Executive Committee.” Any new committees of our board of directors will include at least one KKR Director and at least one Silver Lake Director and such additional members as determined by our board of directors, with exceptions for special committees and requirements of law and stock exchange rules. Under the rules of the New York Stock Exchange, the membership of the audit committee is required to consist entirely of independent directors, subject to applicable phase-in periods. As a controlled company, we will not be required to have fully independent compensation and nominating and corporate governance committees.

The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Executive Committee

Our executive committee consists of Messrs. Chen, Mondre and Parsons. Following the completion of this offering our executive committee will, among other things:

•	provide our executive officers with advice and input regarding the operations and management of our business; and

•	consider and make recommendations to our board of directors regarding our business strategy.

In addition to approvals required by our board of directors, the actions listed below taken by us or any of our subsidiaries will require the approval of our executive committee pursuant to its charter. The actions include:

•	change in control transactions;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $50 million;

•	incurring indebtedness in an aggregate principal amount in excess of $50 million;

•	initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving us or any of our significant subsidiaries;

•	making any material change in the nature of the business conducted by us or our subsidiaries;

•	terminating the employment of our Chief Executive Officer or hiring a new Chief Executive Officer;

•	increasing or decreasing the size of our board of directors;

•	waiving or amending the limited liability company agreement of Desert Newco Managers, LLC or the equity or employment agreements of our executive officers;

•	engaging in certain transactions with affiliates; and

•	any merger or liquidation of Desert Newco or creating any new class of equity securities of Desert Newco.

Our executive committee will operate under a written charter, to be effective prior to the completion of this offering. Under the stockholder agreement, we will be required to maintain the executive committee for as long as (1) we continue to be a “controlled company,” with affiliates of KKR, Silver Lake and Mr. Parsons (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively owning at least 50% in voting power of all shares of the stock of our company entitled to vote generally in the election of directors and (2) affiliates of KKR, Silver Lake and Mr. Parsons are entitled to nominate a KKR Director, a Silver Lake Director and a Parsons Director, respectively.

Audit Committee

Our audit committee consists of Messrs. Chen, Robel and Wittlinger and Ms. Rafael, with Mr. Robel serving as Chairman. Pursuant to applicable SEC and New York Stock Exchange rules, we are required to have one independent audit committee member upon the listing of our Class A common stock on the New York Stock

Exchange, a majority of independent audit committee members within 90 days of listing and an audit committee consisting entirely of independent members within one year of listing. Our board of directors has determined Ms. Rafael and Mr. Robel meet the requirements for independence of audit committee members under current New York Stock Exchange listing standards and SEC rules and regulations. Each member of our audit committee meets the financial literacy requirements of the New York Stock Exchange listing standards. In addition, our board of directors has determined that Mr. Robel is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act. Following the completion of this offering, our audit committee will, among other things:

•	select a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•	discuss the scope and results of the audit with the independent registered public accounting firm, and review, with management and the independent registered public accounting firm, our interim and year-end operating results;

•	develop procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	review our policies on risk assessment and risk management;

•	review related party transactions;

•	obtain and review a report by the independent registered public accounting firm at least annually, that describes our internal control procedures, any material issues with such procedures, and any steps taken to deal with such issues; and

•	approve (or, as permitted, pre-approve) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable rules of the SEC and the listing standards of the New York Stock Exchange.

Compensation Committee

Our compensation committee consists of Messrs. Chen, Mondre and Parsons, with Mr. Chen serving as Chairman.

The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Following the completion of this offering, our compensation committee will, among other things:

•	review, approve and determine, or make recommendations to our board of directors regarding, the compensation of our executive officers;

•	administer our stock and equity incentive plans;

•	review and approve, and make recommendations to our board of directors regarding, incentive compensation and equity plans; and

•	establish and review general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Chen, Mondre and Parsons. Following the completion of this offering, our nominating and corporate governance committee will, among other things:

•	identify, evaluate and select, or make recommendations to our board of directors regarding, nominees for election to our board of directors and its committees, in accordance with the requirements of the stockholder agreement;

•	evaluate the performance of our board of directors and of individual directors;

•	consider and make recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	review developments in corporate governance practices; and

•	develop and make recommendations to our board of directors regarding corporate governance guidelines and matters.

The nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. The members of our compensation committee consist of Messrs. Chen, Mondre and Parsons. Messrs. Chen and Mondre were designated by affiliates of KKR and Silver Lake, respectively, each a holder of more than 5% of our outstanding common stock.

In December 2011, Desert Newco, as guarantor, and Go Daddy Operating Company, LLC, as borrower, entered into a credit agreement with certain entities, including affiliates of KKR and Silver Lake. As described under “Certain Relationships and Related Party Transactions—Credit Agreement,” since December 2011, affiliates of Messrs. Chen, Mondre and Parsons were participating lenders under the credit agreement and as of December 31, 2014 had received principal payments of $17.5 million, $10.0 million and $50.0 million and interest, prepayment premium and administrative fee payments of $6.1 million, $0.3 million and $2.8 million, respectively.

Since 2011, KKR Capital Markets LLC, an affiliate of KKR, acted as a lead arranger and joint bookrunner for various financing transactions under the credit agreement, and received underwriter and transaction fees totaling $1.2 million.

In December 2011, Go Daddy Operating Company, LLC issued a $300 million senior note to The Go Daddy Group, Inc. an entity solely held by Mr. Parsons, in connection with the Merger. See “Certain Relationships and Related Party Transactions—Senior Note Payable to The Go Daddy Group, Inc.”

In December 2011, Go Daddy Operating Company, LLC entered into a transaction and monitoring fee agreement with KKR, Silver Lake and TCV, pursuant to which they have agreed to provide certain management and advisory services. In consideration for such services, Go Daddy Operating Company, LLC agreed to pay them an annual aggregate management fee of $2.0 million, payable quarterly in arrears and increasing at a rate of 5% annually, plus reasonable out-of-pocket expenses incurred in connection with the services. In 2013 and 2014, fees and expenses paid under the transaction and monitoring fee agreement were $2.2 million and $2.3 million, respectively. This transaction and monitoring fee agreement will be terminated effective upon the completion of this offering, in accordance with its terms. A final payment under this agreement, which we estimate will be $26.4 million in the aggregate, will be made upon the termination of the transaction and monitoring fee agreement, in accordance with its terms, in connection with the completion of this offering. See “Use of Proceeds.”

In December 2011, Desert Newco entered into an executive chairman services agreement with Mr. Parsons, pursuant to which Mr. Parsons served as the chairman of Desert Newco. In consideration for such services, we agreed to pay Mr. Parsons an annual fee of $1.00, plus reimbursement of all business expenses incurred by Mr. Parsons in an amount not to exceed $0.5 million annually. The agreement also obligates us to take certain other actions, which include making charitable contributions of at least $1.0 million per calendar year with such contributions generally made in consultation with Mr. Parsons’ charitable foundation. The executive chairman services agreement was amended and restated on March 4, 2015 and will be terminated effective upon the completion of this offering, in accordance with its terms. This agreement requires a $3.0 million payment to Mr. Parsons upon its termination.

Since December 2011, KKR Capstone has provided consulting and advisory services to us. Certain of these advisory services were rendered by Scott W. Wagner when he served as our Interim Chief Executive Officer from July 2012 to January 2013, and thereafter when he continued to provide advisory services to us from January 2013 to April 2013. All of the services rendered by Mr. Wagner as a service provider of KKR Capstone were rendered prior to the commencement of his employment with us in May 2013. As of December 31, 2014, we have paid $5.2 million directly to KKR Capstone since 2011.

In September 2012, we entered into a partner agreement with First Data Merchant Services Corporation, or First Data, a subsidiary of First Data Corporation, pursuant to which we sell First Data’s electronic commerce and payment solutions to our customers and receive a portion of all fees received by First Data from such customers. KKR and its affiliates own approximately 40% of First Data Corporation. As of December 31, 2014, we had received $1.1 million under the agreement.

In August 2014, Desert Newco received $6.6 million from The Go Daddy Group, Inc. as payment for the indemnified portion of sales tax liability. As a result, we agreed to release The Go Daddy Group, Inc. from its indemnification obligations for certain transaction-based taxes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Indirect Taxes.”

Non-Employee Director Compensation

The following table provides information concerning the compensation paid by us to each of our non-employee directors in the year ended December 31, 2014. For all of our non-employee directors, we offer to reimburse any travel expenses or other related expenses for attending meetings. In addition, we have entered into an executive chairman services agreement with Mr. Parsons whereby we agree to reimburse up to $0.5 million of business expenses incurred by Mr. Parsons. See “Certain Relationships and Related Party Transactions—Executive Chairman Services Agreement.”

Name	Fees Earned or Paid in Cash($)		Option Awards ($)(1)	Equity Awards ($)(2)		All Other Compensation ($)(3)	Total($)
Bob Parsons	1		—	—		27,762	27,763
Herald Y. Chen	—		—	—		—	—
Adam H. Clammer	—		—	—		—	—
Richard H. Kimball	—		—	—		—	—
Gregory K. Mondre	—		—	—		—	—
Elizabeth S. Rafael	65,000	(4)	—	475,738	(5)	9,985	550,723
Charles J. Robel(6)	70,000	(4)	—	475,738	(7)	5,953	551,691
Lee E. Wittlinger	—		—	—		—	—

(1)	The amounts in the “Option Awards” column reflect the aggregate grant date fair value of awards granted during the fiscal year computed in accordance with ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 2 to Desert Newco’s audited consolidated financial statements appearing at the end of this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(2)	The amounts in the “Equity Award” column reflect the grant date fair value of the RSUs granted during 2014 as computed in accordance with ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 2 to Desert Newco’s audited consolidated financial statements included elsewhere in this prospectus.

(3)	The amount shown reflects health insurance benefits for such director’s service as a member of our board.
(4)	The amount shown reflects an annual cash retainer for such director’s service as a member of our board and audit committee.
(5)	The amount shown reflects a grant of 26,667 RSUs to Ms. Rafael in February 2014, 100% of which were unvested as of December 31, 2014. In addition, in connection with the Special Distribution, we increased Ms. Rafael’s RSUs by 4,480 to 31,147 to protect Ms. Rafael from diminution in the value of her awards in accordance with our 2011 Plan and applicable tax rules. These RSUs were granted pursuant to our 2011 Plan and are scheduled to vest in three equal annual installments, subject to Ms. Rafael’s continued role as a service provider to us. 10,382 of Ms. Rafael’s RSUs vested on February 27, 2015. Ms. Rafael intends to forego her right to be a party to the TRA.
(6)	In March 2015, Mr. Robel was elected as Chairman of the Board by our board of directors. For his service as Chairman of the Board, Mr. Robel is entitled to receive $50,000 per year in cash compensation and an annual award of restricted stock units with a value of $80,000 in addition to his cash and equity compensation for his board and committee services.
(7)	The amount shown reflects a grant of 26,667 RSUs to Mr. Robel in February 2014, 100% of which were unvested as of December 31, 2014. In addition, in connection with the Special Distribution, we increased Mr. Robel’s RSUs by 4,480 to 31,147 to protect Mr. Robel from diminution in the value of his awards in accordance with our 2011 Plan and applicable tax rules. These RSUs were granted pursuant to our 2011 Plan and are scheduled to vest in three equal annual installments, subject to Mr. Robel’s continued role as a service provider to us. 10,382 of Mr. Robel’s RSUs vested on March 3, 2015. Mr. Robel intends to forego his right to be a party to the TRA.

In December 2014, Desert Newco’s executive committee, after reviewing data previously provided by Compensia, Inc., an independent compensation consulting firm, regarding practices at comparable companies, adopted a compensation policy for non-employee directors to become effective upon our initial public offering. Pursuant to this non-employee director compensation policy, each member of our board of directors who is not our employee and is not affiliated with a holder of greater than 5% of any class or series of capital stock (each an “Eligible Director”) will receive cash and equity compensation for board services as described below.

Cash Compensation

Our Eligible Directors are entitled to receive the following cash compensation for their services:

•	$50,000 per year for service as a board member;

•	$20,000 per year for service as chair of the audit committee;

•	$15,000 per year for service a member of the audit committee;

•	$16,000 per year for service as chair of the compensation committee;

•	$12,000 per year for service as member of the compensation committee;

•	$8,000 per year for service as chair of the nominating and corporate governance committee; and

•	$6,000 per year for service as member of the nominating and corporate governance committee.

All cash payments to non-employee directors will be paid annually.

Equity Compensation

Initial Award. Each person who becomes an Eligible Director following this offering automatically will be granted restricted stock units with a value of $220,000. The restricted stock units will vest annually over the next three anniversaries of the grant date, subject to the Eligible Director continuing to be a service provider.

Annual Award. On the date of each annual meeting beginning with the first annual meeting following this offering, each Eligible Director will be granted restricted stock units with a value of $220,000. The restricted stock units will vest fully on the day immediately prior to the next annual meeting after the effective date of grant, subject to the Eligible Director continuing to be a service provider.

The number of shares for the initial award or annual award will be determined by dividing the specified value by the per share grant date fair value of each type of award based on the assumptions used for financial reporting purposes, with the result rounded down.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The compensation provided to our “named executive officers,” or NEOs, for 2014 is detailed in the 2014 Summary Compensation Table and other tables and the accompanying footnotes and narrative that follow this section. This compensation discussion and analysis summarizes the decision process, objectives and philosophy for our executive compensation program, and a description of each component of compensation we provide to our NEOs. Our NEOs for 2014, as determined in accordance with Item 402(a)(3) of Regulation S-K as any individual who served as our principal executive officer or principal financial officer in 2014 plus our three most highly compensated executive officers in 2014, other than our principal executive officer or principal financial officer, were:

•	Blake J. Irving, our Chief Executive Officer;

•	Scott W. Wagner, our Chief Financial Officer and Chief Operating Officer;

•	Arne M. Josefsberg, our Executive Vice President, Chief Infrastructure Officer and Chief Information Officer;

•	Matthew B. Kelpy, our Chief Accounting Officer; and

•	Elissa E. Murphy, our Chief Technology Officer and Executive Vice President, Cloud Platforms.

General Compensation Philosophy

Our general compensation philosophy is to provide programs that attract, retain and motivate key employees who are critical to our long-term success. We strive to provide a competitive compensation package to our executive officers to reward achievement of our business objectives and align their interest with the interest of our equityholders.

Since the Merger, our executive compensation program has been comprised of a combination of cash compensation and equity compensation, with an emphasis on both equity and performance. Our long-term equity compensation program includes performance-based and time-based components, each with a five year time horizon. To date, equity awards have primarily consisted of unit options, with 40% of the LLC units subject to performance-based vesting and 60% subject to time-based vesting. The performance-based options become eligible to vest only if (1) we achieve pre-established annual bookings, adjusted EBITDA and total customers performance targets for each of the five years following the grant date and (2) the recipient remains employed through achievement. We believe this design strengthens the alignment between the interests of our executive officers and equityholders by tying vesting of these options to achievement against key performance objectives, which ultimately results in both the growth of our business and the growth in the value of our business. Our use of both the time-based and performance-based options also promotes executive officer retention by requiring continued employment through achievement for the option to vest.

Following the completion of this offering, we expect to continue to design our executive compensation program based on a “pay for performance” philosophy, with a significant compensation component that vests, in part, based on the achievement of our performance goals.

Compensation Decision Process

Our existing executive compensation program reflects our operations as a private company in that we have relied largely upon the experience of our management, our board of directors and, prior to the formation of GoDaddy Inc. and following the Merger, Desert Newco’s executive committee in determining appropriate compensation levels for our executive officers and other key employees.

From December 16, 2011, the effective date of the Merger, through the third quarter of 2013, we did not engage compensation consultants or establish formal benchmark processes against any set of peer group companies when setting compensation levels for executive officers. During the fourth quarter of 2013, Desert Newco’s executive committee began working with Compensia to assemble a list of peer group companies to serve as a reference point for evaluating the market competitiveness of our executive compensation program. Following the completion of this offering, we plan to continue to work with independent compensation consultants to maintain a list of peer group public companies of similar size and in comparable industries which our compensation committee can reference when analyzing executive officer compensation to ensure our executive compensation program is, and remains, competitive and offers the appropriate retention and performance incentives.

Pre-December 2011

Prior to the Merger, Mr. Parsons, who at the time was our sole stockholder, negotiated individual compensation arrangements with each executive officer when he or she joined us. Mr. Parsons also periodically reviewed the compensation arrangements of our executive officers and made adjustments in base salary, annual bonuses and equity compensation.

In determining the initial compensation arrangements and appropriate adjustments, Mr. Parsons exercised his judgment while considering one or more of the following factors: past and anticipated future contributions, internal pay alignment, our strategic goals and the executive officer’s title and position with us (including any promotions or changes in authority, duties or responsibilities).

Post-December 2011

Since the Merger, our executive compensation program has been administered by Desert Newco’s executive committee, which is made up of the same directors who serve on our compensation committee, with significant input from our Chief Executive Officer and other members of our management team.

The initial compensation arrangements for each of our executive officers who joined us after the Merger (other than Mr. Irving and Mr. Wagner) were negotiated by our Chief Executive Officer, and submitted to the executive committee for approval. Each of Mr. Irving and the executive committee exercised their judgment to set a total compensation package for these executive officers that was competitive as measured against their assessment of the market and the compensation packages of our then-existing executive team. Mr. Irving, in negotiating these packages, considered the total compensation package that would be necessary to recruit these executive officers and provide them with the appropriate incentives to drive the growth in the value of our business. In approving these new hire arrangements, the members of the executive committee relied on their experience and judgment, and that of Mr. Irving and reviewed his recommendations to ensure that the compensation packages were appropriate based on the executive officer’s title and position.

The initial compensation arrangements for Messrs. Irving and Wagner were negotiated by the executive committee. The executive committee exercised its judgment to set compensation levels for Messrs. Irving and Wagner that would align their interests with our equityholders and provide incentives for Messrs. Irving and Wagner to remain with us through and following a liquidity event. The executive committee heavily weighed these executive officers’ past experience and anticipated future contributions to us in approving their compensation packages.

Adjustments to executive compensation packages since the Merger have resulted from changes to an executive officer’s title, authority or job responsibilities. These changes were negotiated by Mr. Irving or Mr. Wagner with direction and oversight from the executive committee.

Following the completion of this offering, we anticipate that our compensation committee will have primary responsibility for executive compensation and will work with an independent compensation consultant to review the compensation opportunities of our executive officers at least annually to assess the market competitiveness of our compensation arrangements and make any adjustments to ensure that our valuable executive officers remain with us and that we are providing incentives for them to maximize the growth of our business.

Components of Executive Compensation Program

The compensation program for our executive officers, including our NEOs, consists of the following primary components:

•	base salary;

•	short-term cash incentives;

•	long-term equity incentives;

•	broad-based employee benefits; and

•	post-termination severance benefits.

We believe these five primary compensation components provide an executive compensation program that attracts and retains qualified individuals, links individual performance to corporate performance, focuses the efforts of our executive officers on the achievement of both our short-term and long-term objectives, and aligns our executive officers’ interests with those of the existing owners and our other equityholders.

The overall use and weight of each primary compensation element is based on our subjective determination of the importance of each element in meeting our overall objectives. We seek to make a significant amount of each NEO’s total potential compensation “at risk” based on corporate performance, including cash performance bonuses and performance-based options that are earned only if we achieve specified key short-term and long-term performance objectives.

In connection with the initial hiring of certain executive officers, we have provided cash sign-on bonuses to attract and recruit executive officer candidates to join us, and in an amount and on terms our Chief Executive Officer and executive committee have determined are appropriate based on the candidate’s anticipated title and position.

Base salary

We provide base salaries to compensate our employees, including our NEOs, for services rendered on a day-to-day basis. The 2014 base salaries of our NEOs generally were set through negotiations at the time the NEO joined us and were approved by the executive committee. The base salaries were based on what we believed would be necessary to attract the individual to join us and a subjective assessment of what amount would be market competitive based on his or her title and expected future contribution.

The following table shows the base salaries for our NEOs in 2014:

Name	Base Salary Rate(1)		Actual Base Salary(2)
Blake J. Irving	$1,000,000		$1,000,000
Scott W. Wagner	$750,000		$750,000
Arne M. Josefsberg	$400,000	(3)	$423,836
Matthew B. Kelpy	$325,000		$46,301
Elissa E. Murphy	$420,000	(3)	$437,589

(1)	This amount represents the annual base salary rate for each NEO in 2014.
(2)	For Messrs. Josefsberg and Kelpy, this amount represents the pro-rated base salary for 2014 based on each of their respective terms of employment with us during 2014.
(3)	Effective June 1, 2014, the base salaries for Mr. Josefsberg and Ms. Murphy were increased to $450,000.

Short-term incentives (annual cash bonuses)

Our short-term cash incentive program seeks to provide incentives to our executive officers, including our NEOs, to drive annual performance based on our operating plan. At the beginning of each year, the executive committee, with input from our management team, establishes performance goals and the formula for paying cash bonuses. The performance goals are intended to be stretch goals, which would be attainable through focused efforts and leadership by our executive officers. Each executive officer is eligible to earn a portion of his or her target cash bonus opportunity based on the achievement against these pre-established performance goals and their relative weightings under the formula established by the executive committee for that year.

The target cash bonus opportunity for each of our NEOs is set forth below. To determine an NEO’s actual bonus (as set forth in the Summary Compensation Table), a multiplier is calculated based on actual achievement against the performance objectives described below and that multiplier is applied to the target cash bonus opportunity to determine the actual cash bonus:

Name	Target Bonus as a Percentage of Base Salary
Blake J. Irving	100%
Scott W. Wagner	100%
Arne M. Josefsberg	60%
Matthew B. Kelpy	50	%(1)
Elissa E. Murphy	60%

(1)	Mr. Kelpy was not eligible to receive a bonus in 2014.

2014 performance goals. For 2014, the performance goals initially were based on the achievement of certain levels of (a) cash revenue, (b) cash EBITDA and (c) total customers. In mid-2014, to more closely align our bonus plan objectives with the key business metrics we disclose to potential investors elsewhere in this prospectus, we changed the cash revenue objective to total bookings, the cash EBITDA objective to adjusted EBITDA, and made adjustments to the total customers objective consistent with the discussions of total customers elsewhere in this prospectus. We believe these goals provided the appropriate incentives for our NEOs to work collaboratively as a team to achieve important financial, business and strategic goals in our 2014 operating plan.

Our adjusted 2014 goals were weighted as follows:

Performance Goal	Weighting
Bookings	40%
Adjusted EBITDA	40%
Total Customers	20%

Bookings. We calculate bookings for bonus plan purposes in the same manner as we disclose elsewhere in this prospectus. Bookings differs from cash revenue due to aftermarket domain sales being recorded as gross sales for cash revenue purposes with the offsetting commissions recorded in cost of cash revenue while total bookings recorded net sales (gross sales less commissions). The following table describes the levels of bookings required to be achieved in 2014 by us and the corresponding multipliers applied to the portion of the eligible bonus (40% of the 2014 bonus) upon achievement of this performance goal:

Bookings(1)	Multiplier Allocated to Bookings
$1.763 billion and greater	A multiplier of 200% is allocated to achievement of this performance goal

At least $1.642 billion but less than $1.763 billion	A multiplier between 55% and 200% is allocated to achievement of this performance goal, pro-rated based on the level of achievement within the bookings range

Less than $1.642 billion	No amount is payable with respect to this performance goal

(1)	If we achieved bookings of $1.688 billion, this would result in 100% achievement of the 40% of bonus opportunity applicable to bookings.

Adjusted EBITDA. We calculate adjusted EBITDA for bonus plan purposes in the same manner as we disclose elsewhere in this prospectus. Adjusted EBITDA differs from cash EBITDA due to the inclusion of certain components of working capital in our calculation of cash EBITDA. The following table describes the levels of adjusted EBITDA required to be achieved in 2014 by us and the corresponding multipliers applied to the portion of the eligible bonus (40% of the 2014 bonus) for our NEOs upon achievement of this performance goal:

Adjusted EBITDA(1)	Multiplier Allocated to Adjusted EBITDA
$331 million and greater	A multiplier of 175% is allocated to achievement of this performance goal

At least $266 million but less than $331 million	A multiplier between 60% and 175% is allocated to achievement of this performance goal, pro-rated based on the level of achievement within the adjusted EBITDA range

Less than $266 million	No amount becomes payable with respect to this performance goal

(1)	If we achieved adjusted EBITDA of $286 million, this would result in 100% achievement of the 40% of bonus opportunity applicable to adjusted EBITDA.

Total customers. We calculate total customers for bonus plan purposes in the same manner as we disclose elsewhere in this prospectus. The following table describes the levels of total customers required to be achieved in 2014 by us and the corresponding multipliers applied to the portion of the eligible bonus (20% of the 2014 bonus) upon achievement of this performance goal:

Total Customers(1)	Multiplier Allocated to Total Customers
13.916 million and greater	A multiplier of 150% allocated to achievement of this performance goal

At least 12.476 million but less than 13.916 million	A multiplier between 75% and 150% is allocated to achievement of this performance goal, pro-rated based on the level of achievement within such total customers range

Less than 12.476 million	No amount becomes payable with respect to this performance goal

(1)	If we achieved 12.916 million total customers, this would result in 100% achievement of the 20% of bonus opportunity applicable to total customers.

2014 results. Following the 2014 performance period, the executive committee, with the assistance of our management team, assessed our performance against the 2014 performance goals and determined that for 2014, we achieved bookings of $1.675 billion (resulting in a multiplier of 87.0% for the bookings performance goal), adjusted EBITDA of $271 million (resulting in a multiplier of 72.5% for the adjusted EBITDA performance goal) and total customers of 12.709 million (resulting in a multiplier of 89.0% for the total customers performance goal). This resulted in a multiplier of 81.6% to be used for calculating each executive officer’s (including our NEOs) 2014 cash bonus.

The cash bonus paid to each NEO for 2014 is set forth in the “Summary Compensation Table” below.

Long-term incentives (equity awards)

We grant equity awards to motivate and reward our employees, including our NEOs, for our long-term performance and thereby align the interests of our employees with those of our equityholders. Additionally, equity awards provide an important retention tool for all employees as the awards are subject to vesting over an extended period of time and provide for only a limited exercise period following termination of employment.

Unit options. The equity awards granted to our NEOs and other employees primarily have been in the form of options to purchase equity. We believe that options provide an appropriate incentive for our NEOs because they provide opportunity to realize value only if our value increases, which benefits our equityholders, and the NEOs remain employed with us through each vesting date.

Vesting conditions. Prior to the Merger, the options granted to our employees, including the executive officers who were employed with us at the time, were subject to time-based vesting requirements and were contingent on the occurrence of an initial public offering or change in control. Because the Merger was a change in control, those options vested.

Since the Merger, the options granted to our NEOs and other executive officers have been subject to time-based and performance-based vesting requirements as follows:

•	60% of an NEO’s option, or the Time Option, becomes vested and exercisable over a five year period as to 20% of the Time Option each year on the anniversary of the applicable vesting commencement date, subject to his or her continued employment; and

•	40% of an NEO’s option, or the Performance Option, vests and become exercisable over a five year period as to 20% of the Performance Option each year based on achievement of annual cash revenue and cash EBITDA performance targets, subject to the NEO’s continued employment through the applicable vesting date. Each year’s performance targets were established by the executive committee. If either or both of the annual performance targets are not achieved in a given year but the performance targets for the subsequent year are exceeded, then the amount of any excess achievement in the subsequent year’s performance targets may be added to the prior year’s achievement to retroactively determine whether the prior year’s performance targets were met. In such a circumstance, the 20% of the Performance Option that did not vest in the prior year will vest if both of the prior year annual performance targets are then met, subject to the NEO’s continued employment through the applicable vesting date. At the time of the Merger, a set of performance targets was established for the five years following the Merger, but the executive committee assesses the targets each year and can modify them, including as appropriate to take into account acquisitions or divestitures.

The options granted to our employees, including our NEOs, are subject to certain vesting accelerations in the event of a change in control or certain involuntary terminations of employment following a change in control. See “—Potential Payments Upon Termination or Change in Control” below for more information.

Size of option grants. Historically, we have not applied a rigid formula in determining the size of option grants that have been granted to our NEOs. Instead, the size of option grants was determined based on one or more of the following: the range of prior grants made to the executive team with consideration given to the nature of the position, the executive officer’s experience, the equity opportunity the executive officer may have had with his or her prior employer, the amount of equity necessary to recruit him or her and current market conditions.

Each of our NEOs who joined us in 2014 received options to acquire LLC Units. Ms. Murphy received an additional option to acquire LLC Units in 2014 because the executive committee determined it was appropriate for internal pay equity purposes and in light of her performance since she joined us. The options were for the amounts set forth in the table below, subject to the vesting terms described above, and at an exercise price equal to our market value as of the grant date. No other options were granted to our NEOs in 2014.

Name	Options
Arne M. Josefsberg	400,000
Matthew B. Kelpy	145,000
Elissa E. Murphy	56,250

2014 performance-based option vesting conditions

Performance Options granted to NEOs in or prior to 2014 were eligible to vest based on us achieving $1.636 billion in bookings and $270 million in adjusted EBITDA in 2014. These metrics reflect a mid-year adjustment from the original targets of cash revenue and cash EBITDA to bookings and adjusted EBITDA, respectively, to more closely align with the key business metrics we disclose to potential investors elsewhere in this prospectus. If both the bookings and adjusted EBITDA targets were achieved, then our NEO’s Performance Options that were eligible to vest based on 2014 performance would vest, subject to the NEO’s continued employment with us. The executive committee, in consultation with management, reviewed our achievement against these performance objectives and determined that our performance met the objectives necessary to vest the 2014 Performance Options.

RSUs

In connection with his hiring in 2014, we also granted Mr. Kelpy RSUs to acquire 24,698 LLC Units that vested in full on February 1, 2015. We believe this grant, together with the cash sign-on bonus described below, was appropriate to recruit Mr. Kelpy to our company, based on his anticipated title and position.

Broad-based employee benefits

Our compensation program for our NEOs and executive officers includes benefits that are generally available to our other full-time employees, including participation in our patent incentive program. Offering these employee benefits serves to attract and retain our employees, including our NEOs. We anticipate that our employee benefits programs will be reviewed periodically in order to ensure that they continue to serve these purposes and remain competitive.

We have established a tax-qualified Section 401(k) retirement savings plan for our NEOs and other employees who satisfy the eligibility requirements. Under this plan, participants may elect to make pre-tax contributions of up to a certain portion of their current compensation, not to exceed the applicable statutory income tax limitation. Currently, we provide matching contributions made by participants in the plan up to a maximum of 3.5% of eligible compensation annually. We intend for the plan to qualify under Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended, or the Code, so that contributions by participants to the plan, and income earned on plan contributions, are not taxable to participants until withdrawn from the plan. Additional benefits provided to our employees, including NEOs, consist of medical, dental, vision, short term disability, long term disability and life insurance benefits as well as flexible spending accounts. Our NEOs receive these benefits on the same basis as our other full-time U.S. employees.

Post-termination severance benefits and change in control benefits

The executive committee considers maintaining a stable and effective management team to be essential to protecting and enhancing the best interests of our company and stockholders. We have entered into employment agreements with certain key executives, including many of our NEOs, to provide assurances of specified severance benefits to such executives whose employment is subject to involuntary termination other than for death, disability, cause or voluntary termination for good reason. We believe that it is imperative to provide such individuals with severance benefits upon such involuntary terminations of employment to secure their continued dedication to their work, without the distraction of negative economic consequences of potential termination. We believe that the severance benefits we provide are competitive based on our assessment of similarly situated individuals at companies with which we compete for talent and are appropriate given that the benefits are subject to the executive’s entry into a release of claims in our favor. For more detail, see “—Potential Payments Upon Termination or Change in Control.”

Sign-on bonuses

In connection with the hiring of Mr. Kelpy in 2014, we paid him a cash sign-on bonus in the amount set forth below, in addition to the grant of RSUs discussed above. We believe the cash sign-on bonus, together with the RSU grant, was appropriate to recruit Mr. Kelpy to our company, based on his anticipated title and position.

Name	Sign-On Bonus
Matthew B. Kelpy	$25,000

The cash sign-on bonus is repayable by Mr. Kelpy to us on a pro-rated basis if Mr. Kelpy’s employment terminates within 12 months from his employment start date with us for any reason.

Tax considerations

We have not provided any of our executive officers or directors with a gross-up or other reimbursement for tax amounts the individual might pay pursuant to Code Section 280G or Code Section 409A. Code Section 280G and related Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of our company that exceeds certain limits, and that we or our successor could lose a deduction on the amounts subject to the additional tax. Code Section 409A also imposes significant taxes on the individual in the event that an executive officer, director or other service provider receives “deferred compensation” that does not meet the requirements of Code Section 409A.

Based on the limitations imposed by Code Section 162(m), we generally may receive a federal income tax deduction for compensation paid to our Chief Executive Officer and to certain of our other highly compensated officers only if the compensation is less than $1,000,000 per person during any year or is “performance-based” under Code Section 162(m). There is a transition period for newly-public companies that will provide us with relief from these limitations for a transition period following the offering. While we cannot predict how the deductibility limit may impact our compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance. In addition, although we have not adopted a formal policy regarding tax deductibility of compensation paid to our NEOs, we intend to consider tax deductibility under Code Section 162(m) as a factor in our compensation decisions.

Summary Compensation Table

The following table provides information regarding the total compensation for services rendered in all capacities that was earned by our NEOs for 2014.

Name and Principal Position	Year	Salary($)	Bonus($)(1)	Equity Awards($)(2)	Option Awards($)(3)	Non-Equity Incentive Plan Compensation($)(4)(5)	All Other Compensation($)(6)	Total($)
Blake J. Irving	2014	1,000,000	—	—	—	816,000	5,000	1,821,000
Chief Executive Officer	2013	934,615	—	—	8,838,644	983,562	4,405	10,761,226

Scott W. Wagner	2014	750,000	—	—	—	612,000	5,168	1,367,168
Chief Financial Officer and Chief Operating Officer	2013	441,346	—	—	8,654,625	750,000	909	9,846,880

Arne M. Josefsberg(7)	2014	423,836	—	—	3,215,360	207,510	6,619	3,853,325
Executive Vice President, Chief Infrastructure and Chief Information Officer	2013	—	—	—	—	—	—	—

Matthew B. Kelpy(8)	2014	46,301	25,000	449,998	1,148,429	—	36,409	1,706,137
Chief Accounting Officer	2013	—	—	—	—	—	—	—

Elissa E. Murphy	2014	437,589	—	—	452,993	214,244	7,535	1,112,361
Chief Technology Officer and Executive Vice President, Cloud Platforms	2013	255,231	200,000	—	1,854,563	165,699	241	2,475,734

(1)	The amounts in the “Bonus” column reflect sign-on bonuses paid to the NEO in connection with his or her hiring.
(2)	The amounts reported in the “Equity Award” column represents the grant date fair value of the RSUs granted to Mr. Kelpy during 2014 as computed in accordance with ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 2 to Desert Newco’s audited consolidated financial statements included elsewhere in this prospectus.
(3)	The amounts in the “Option Awards” column reflect the aggregate grant date fair value of equity options granted during the fiscal year computed in accordance with ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 2 to Desert Newco’s audited consolidated financial statements included elsewhere in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(4)	For 2014, represents cash incentive compensation payments paid based on performance against the target corporate and individual performance goals for the performance period of January 1, 2014 through December 31, 2014. Following the 2014 performance period, the executive committee, with the assistance of our management team, assessed our performance against the 2014 performance goals and determined that for 2014, we achieved bookings of $1.675 billion (resulting in a multiplier of 87.0% for the bookings performance goal), adjusted EBITDA of $271 million (resulting in a multiplier of 72.5% for the adjusted EBITDA performance goal) and total customers of 12.709 million (resulting in a multiplier of 89.0% for the total customers performance goal). This resulted in a multiplier of 81.6% to be used for calculating each NEO’s 2014 cash bonus.
(5)

For 2013, represents cash incentive compensation payments paid based on performance against the target corporate and individual performance goals for the performance period of January 1, 2013 through December 31, 2013. Following the 2013 performance period, the executive committee, with the assistance of our management team, assessed our performance against the 2013 performance goals and determined that for 2013, we achieved cash revenue of $1.421 billion (resulting in a multiplier of 86% for the cash revenue performance goal), cash EBITDA of $230 million

(resulting in a multiplier of 100% for the cash EBITDA performance goal) and new customers of 2.956 million (resulting in a multiplier of 182% for the new customers performance goal). This resulted in a multiplier of 122% to be used for calculating each NEO’s 2013 cash bonus. Although the calculation resulted in a 122% multiplier, our Chief Executive Officer and other executives, with the approval of the executive committee, determined it would be more appropriate to pay the cash bonus at 100% because the significant outperformance of the new customers performance goal did not translate directly enough into increased cash revenue.
(6)	The amounts in the “All Other Compensation” column consist of certain benefits provided to our NEOs, which are generally available to our similarly situated employees, including relocation allowance, 401(k) company matching, healthcare coverage and use a company leased vehicle. Mr. Kelpy received a $36,409 relocation allowance.
(7)	Mr. Josefsberg has served as our chief infrastructure and chief information officer since January 2014.
(8)	Mr. Kelpy has served as our chief accounting officer since November 2014.

Grants of Plan-Based Awards 2014

The following table presents information regarding grants of plan-based awards made to our NEOs during 2014.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)(1)			All Other Unit Awards: Number of Securities Underlying Awards (#)		All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Unit)(4)	Grant Date Fair Value of Unit and Option Awards ($)(5)
Name	Grant Date	Threshold	Target	Maximum
Blake J. Irving	—	610,000	1,000,000	1,800,000	—		—	—	—
Scott W. Wagner	—	457,500	750,000	1,350,000	—		—	—	—
Arne M. Josefsberg	3/12/2014	—	—	—	—		400,000	15.24	3,215,360
	—	155,124	254,302	457,743	—		—	—	—
Matthew B. Kelpy	12/10/2014	—	—	—	24,698	(2)	—	—	449,998
	12/10/2014	—	—	—	—		145,000	18.22	1,148,429
Elissa E. Murphy	9/17/2014	—	—	—	—		56,250	18.00	452,993
	—	160,158	262,553	472,596	—		—	—	—

(1)	The amounts represent target cash bonus amounts payable at the time the grants of awards were made and assume the achievement of the corporate and individual components at the target level for 2014. Payments of these amounts are subject to a maximum payment limitation of 180% based on achieving the maximum target performance objectives and a minimum payment limitation of 61% based on achieving the minimum of the target performance objectives. The material terms of the awards are discussed in “Compensation Discussion and Analysis—Components of Executive Compensation Program—Short-term incentives (annual cash bonuses).”
(2)	This unit award vested on February 1, 2015.
(3)	These options vest as follows: the Time Option, representing 60% of the total option, vests and becomes exercisable over a five year period as to 20% of the Time Option each year on the anniversary of the applicable vesting commencement date, subject to the NEO’s continued employment; and the Performance Option, representing 40% of the total option, vests and becomes exercisable over a five year period as to 20% each year based achievement of annual performance targets established by the executive committee, subject to the NEO’s continued employment through the applicable vesting date. If either or both of the annual performance targets are not achieved in a given year but the performance targets for the subsequent year are exceeded, then the amount of any excess achievement in the subsequent year’s performance targets may be added to the prior year’s achievement to retroactively determine whether the prior year’s performance targets were met. In such a circumstance, the 20% of the Performance Option that did not vest in the prior year will vest if both of the prior year annual performance targets are then met, subject to the NEO’s continued employment through the applicable vesting date.
(4)	The exercise price is set at the fair market value of the award on the grant date. For a discussion of our methodology for determining the fair value of our common stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Equity-Based Compensation.”
(5)	The amounts reported represent the aggregate grant date fair value of unit options granted during the fiscal year computed in accordance with ASC Topic 718. The assumptions that we used to calculate these amounts are discussed in Note 2 to Desert Newco’s audited consolidated financial statements included elsewhere in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding outstanding equity awards held by our NEOs as of December 31, 2014.

	Option Awards						Unit Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Unit Option Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date	Number of Unvested Units (#)		Market Value of Unvested Units ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights ($)
Blake J. Irving	1/24/2013	398,406	956,175	637,450	7.44	1/24/2023	—		—	—	—
Scott W. Wagner	5/16/2013	367,500	882,000	588,000	7.90	5/16/2023	—		—	—	—
Arne M. Josefsberg	3/12/2014	—	240,000	160,000	15.24	3/12/2024	—		—	—	—
Matthew B. Kelpy	12/10/2014	—	87,000	58,000	18.22	12/10/2024	—		—	—	—
	12/10/2014	—	—	—	—	—	24,698	(3)	449,998	—	—
Elissa E. Murphy	5/16/2013	78,750	189,000	126,000	7.90	5/16/2023	—		—	—	—
	9/17/2014	—	33,750	22,500	18.00	9/17/2024	—		—	—	—

(1)	These options become vested and exercisable over a five year period as to 20% of the options each year on the anniversary of the applicable grant date, subject to his or her continued employment.
(2)	These options become vested and exercisable over a five year period as to 20% of the options each year based achievement of annual performance targets established by the executive committee, subject to the NEO’s continued employment through the applicable vesting date. If either or both of the annual performance targets are not achieved in a given year but the performance targets for the subsequent year are exceeded, then the amount of any excess achievement in the subsequent year’s performance targets may be added to the prior year’s achievement to retroactively determine whether the prior year’s performance targets were met. In such a circumstance, the 20% of the options that did not vest in the prior year will vest if both of the prior year annual performance targets are then met, subject to the NEO’s continued employment through the applicable vesting date.
(3)	This unit award vested on February 1, 2015.

Executive Employment Agreements

Blake J. Irving

In 2015, we entered into an employment agreement with Blake J. Irving. The employment agreement expires on December 31, 2018 (and may be extended through mutual agreement), and provides that Mr. Irving is an at-will employee. Mr. Irving’s current annual base salary is $1,000,000, and he is eligible for an annual target cash incentive payment equal to 100% of his base salary. Mr. Irving’s employment agreement also provides him with certain termination and change in control benefits as described in the “Potential Payments Upon Termination or Change in Control” section below.

Scott W. Wagner

In 2015, we entered into an employment agreement with Scott W. Wagner. The employment agreement expires on December 31, 2018 (and may be extended through mutual agreement), and provides that Mr. Wagner is an at-will employee. Mr. Wagner’s current annual base salary is $750,000, and he is eligible for an annual target cash incentive payment equal to 100% of his base salary. Mr. Wagner’s employment agreement also provides him with certain termination and change in control benefits as described in the “Potential Payments Upon Termination or Change in Control” section below.

Arne M. Josefsberg

In 2015, we entered into an employment agreement with Arne M. Josefsberg. The employment agreement expires on December 31, 2017 (and may be extended through mutual agreement), and provides that Mr. Josefsberg is an at-will employee. Mr. Josefsberg’s current annual base salary is $450,000, and he is eligible for an annual target cash incentive payment equal to 60% of his base salary. Mr. Josefsberg’s employment agreement also provides him with certain termination and change in control benefits as described in the “Potential Payments Upon Termination or Change in Control” section below.

Matthew B. Kelpy

In connection with his hiring in 2014, we entered into an offer letter with Matthew B. Kelpy. The offer letter provides that Mr. Kelpy is an at-will employee. Mr. Kelpy’s current annual base salary is $325,000, and he is eligible for an annual target cash incentive payment equal to 50% of his base salary. Mr. Kelpy’s offer letter also provides him with a signing bonus of $25,000, which is repayable in full if his employment terminates within 12 months from his employment start date with us for any reason. Under his offer letter, Mr. Kelpy also received option and RSU grants in the amounts set forth in the “Grant of Plan Based Awards Table” described above.

Elissa E. Murphy

In 2015, we entered into an employment agreement with Elissa E. Murphy. The employment agreement expires on December 31, 2017 (and may be extended through mutual agreement), and provides that Ms. Murphy is an at-will employee. Ms. Murphy’s current annual base salary is $450,000, and she is eligible for an annual target cash incentive payment equal to 60% of her base salary. Ms. Murphy’s employment agreement also provides her with certain termination and change in control benefits as described in the “Potential Payments Upon Termination or Change in Control” section below.

Potential Payments Upon Termination or Change in Control

Cash Benefits

Each of our NEOs who has entered into an employment agreement with us as described above is entitled to the following cash severance under his or her employment agreement:

If an NEO’s employment is terminated either by us without “cause” (other than by reason of death or “disability”) or by the NEO for “good reason” (as such terms are defined in his or her employment agreement), and in each case the termination occurs outside of the period beginning three months prior to and ending 18 months following a “change in control” (as defined in his or her employment agreement), and such period, the “Change in Control Period”), the NEO will receive a lump sum cash severance payment equal to the following:

•	50% of the NEO’s annual base salary rate as then in effect (100%, in the case of Messrs. Irving and Wagner); plus

•	any earned but unpaid annual cash bonus for a prior year; plus

•	pro-rated amount of the target annual cash bonus for the year of termination; plus

•	6 months of the cost of health insurance under COBRA (12 months, in the case of Messrs. Irving and Wagner).

If an NEO’s employment is terminated either by us without “cause” (other than by reason of death or “disability”) or by the NEO for “good reason” during the Change in Control Period, the NEO will receive a lump sum cash severance payment equal to the following:

•	75% of the NEO’s annual base salary rate as then in effect (150%, in the case of Messrs. Irving and Wagner); plus

•	any earned but unpaid annual cash bonus for a prior year; plus

•	75% of the target annual cash bonus for the year of termination or, if higher, the date immediately prior to the change in control (150%, in the case of Messrs. Irving and Wagner); plus

•	9 months of the cost of health insurance under COBRA (18 months, in the case of Messrs. Irving and Wagner).

If an NEO’s employment is terminated by reason of death or “disability” (as such term is defined in his or her employment agreement), the NEO will receive a lump sum cash severance payment equal to the following:

•	any earned but unpaid annual cash bonus for a prior year; plus

•	pro-rated amount of the target annual cash bonus for the year of termination.

In order to receive the cash severance benefits described above, the NEO must sign and not revoke a release of claims in our favor and comply with certain restrictive covenants relating to noncompetition (except for Ms. Murphy), nonsolicitation, and nondisparagement for up to 12 months as set forth in his or her employment agreement following the termination date.

In the event any of the payments provided for under this agreement or otherwise payable to the NEO would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and could be subject to the related excise tax under Section 4999 of the Internal Revenue Code, he or she would be entitled to receive either full payment of benefits or such lesser amount which would result in no portion of the benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to such executive. No employment agreement with any of our NEOs provides for any tax gross-up payments.

Equity Benefits

Each NEO’s option agreement provides that upon a “change in control” (as defined in the 2011 Plan), 100% of the NEO’s unvested options (Time Options and Performance Options) will vest and become exercisable immediately prior to the change in control if, as a result of such change in control, (i) KKR, Silver Lake and TCV, at the time of the change in control, achieve an internal rate of return of at least 25% or (ii) KKR, Silver Lake and TCV, at the time of the change in control, earn at least three times the purchase price they paid for their equity interest, whether acquired, directly or indirectly, in each case, based on cash received by KKR, Silver Lake and TCV on a cumulative basis (excluding tax distributions and after deduction for any applicable transaction expenses), subject to the NEO’s continued employment through the change in control.

In addition, to the extent that Time Options do not vest and remain outstanding as of a change in control, in the event that an NEO’s employment is terminated by us (or our successor) without “cause” or by the NEO for “good reason” within 90 days before, or within 18 months after a change in control, any Time Options unvested at that time will become immediately vested and exercisable.

Termination of Employment Unrelated to a Change in Control

Name and Principal Position	Salary Continuation ($)(1)	Target Annual Cash Bonus ($)(2)	Value of Continued Health Care Coverage Premiums ($)	Total ($)
Blake J. Irving	1,000,000	1,000,000	19,201	2,019,201
Scott W. Wagner	750,000	750,000	19,201	1,519,201
Arne M. Josefsberg	225,000	270,000	6,639	501,639
Matthew B. Kelpy	—	—	—	—
Elissa E. Murphy	225,000	270,000	6,639	501,639

(1)	This amount is based on each named executive officer’s base salary, in each case, as was in effect on December 31, 2014.
(2)	This amount is based on each named executive officer’s target cash bonus amount, in each case, as was in effect on December 31, 2014.

Termination of Employment in Connection with a Change in Control

Name and Principal Position	Salary Continuation ($)(1)	Target Annual Cash Bonus ($)(2)	Accelerated Vesting of Options ($)(3)	Value of Continued Health Care Coverage Premiums ($)	Total ($)
Blake J. Irving	1,500,000	1,500,000	10,305,354	28,801	13,334,155
Scott W. Wagner	1,125,000	1,125,000	9,100,199	28,801	11,379,000
Arne M. Josefsberg	337,500	202,500	714,645	9,959	1,264,604
Matthew B. Kelpy	—	—	—	—	—
Elissa E. Murphy	337,500	202,500	1,957,468	9,959	2,507,427

(1)	This amount is based on each named executive officer’s base salary, in each case, as was in effect on December 31, 2014.
(2)	This amount is based on each named executive officer’s target bonus amount, in each case, as was in effect on December 31, 2014.
(3)	The amounts represent the intrinsic value of the Time Options that would vest on an accelerated basis in connection with such termination of employment in connection with a change in control in the event that such Time Options do not otherwise vest on a change in control as described under the “Equity Benefits” section above. Such intrinsic value is determined by multiplying (a) the amount by which the fair market value per unit on December 31, 2014 of $18.22 exceeded the exercise price per unit in effect under each option by (b) the number of unvested units that vest on an accelerated basis under such option. These amounts assume that the accelerated vesting resulting from the termination of employment occurred on December 31, 2014.

Equity Incentive Plans

2015 Equity Incentive Plan

Our board of directors adopted and we expect our stockholders to approve, our 2015 Plan. Subject to stockholder approval, the 2015 Plan will be effective one business day prior to the effective date of the registration statement of which this prospectus forms a part but is not expected to be utilized until after the completion of this offering. Our 2015 Plan provides for the grant of incentive stock options, within the meaning of Code Section 422, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, RSUs, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Authorized shares

A total of 6,050,048 shares of our Class A common stock are reserved for issuance pursuant to the 2015 Plan, of which no awards are issued and outstanding. In addition, the shares reserved for issuance under our 2015 Plan will also include 4,235,413 shares of our Class A common stock that are reserved but unissued under the 2011 Plan as of the effective date of the 2015 Plan and up to 28,132,734 shares returned to the 2011 Plan, the Locu, Inc. Amended and Restated 2011 Equity Incentive Plan, the Bootstrap, Inc. 2008 Stock Plan or The Go Daddy Group Inc. 2006 Equity Incentive Plan as the result of expiration or termination of awards following the effective date of the 2015 Plan. The number of Class A shares available for issuance under the 2015 Plan will also include an annual increase on the first day of each fiscal year beginning in 2016, equal to the least of:

•	20,570,922 shares of Class A common stock;

•	4% of the outstanding shares of all classes of common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, RSUs, performance units or performance shares, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under the 2015 Plan. With respect to stock appreciation rights, the net shares issued will cease to be available under the 2015 Plan and all remaining shares will remain available for future grant or sale under the 2015 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2015 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under the 2015 Plan.

Plan administration

Our board of directors or one or more committees appointed by our board of directors will administer the 2015 Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m). In addition, if we determine it is desirable to qualify transactions under the 2015 Plan as exempt under Rule 16b-3 of the Exchange Act, or Rule 16b-3, such transactions will be structured to satisfy the requirements for exemption under Rule 16b-3. Subject to the provisions of our 2015 Plan, the administrator has the power to administer the 2015 Plan, including but not limited to, the power to interpret the terms of the 2015 Plan and awards granted under it, to create, amend and revoke rules relating to the 2015 Plan, including creating sub-plans, and to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator has the authority to amend existing awards to reduce or increase their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type or cash.

Stock options

Stock options may be granted under the 2015 Plan. The exercise price of options granted under our 2015 Plan must at least be equal to the fair market value of our Class A common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed 5 years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months following the termination of service. In no event may an option be exercised later than the expiration of its term. However, if the exercise of an option is prevented by applicable law, the exercise period may be extended under certain circumstances. Subject to the provisions of our 2015 Plan, the administrator will determine the other terms of options.

Stock appreciation rights

Stock appreciation rights may be granted under our 2015 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the exercise date and the date of grant. Stock appreciation rights may not have a term exceeding 10 years. After the termination of service of an employee, director or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her option agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2015 Plan, the administrator will determine the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted stock

Restricted stock may be granted under our 2015 Plan. Restricted stock awards are grants of shares of our Class A common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee, director or consultant and, subject to the provisions of our 2015 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units

RSUs may be granted under our 2015 Plan. RSUs are awards that give a participant the right to be issued a share of our Class A common stock that are payable when certain conditions are met. Subject to the provisions of our 2015 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance units and performance shares

Performance units and performance shares may be granted under our 2015 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our Class A common stock on the grant date. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares or in some combination thereof.

Non-employee directors

Our 2015 Plan provides that all non-employee directors are eligible to receive all types of awards (except for incentive stock options) under the 2015 Plan. Our 2015 Plan will provide that in any given year, a non-employee director may not receive awards having a grant date fair value greater than $1,000,000, increased to $2,000,000 in connection with his or her initial service as determined under generally accepted accounting principles. These maximum limits do not reflect the intended size of any potential grants or a commitment to make grants in the future.

Non-transferability of awards

Unless the administrator provides otherwise, our 2015 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

Certain adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2015 Plan, the administrator will adjust the number and class of shares that may be delivered under the Plan or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in the 2015 Plan. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or change in control

Our 2015 Plan provides that in the event of a merger or change in control, as defined under the 2015 Plan, each outstanding award will be treated as the administrator determines.

Forfeiture and clawback

All awards granted under the 2015 Plan will be subject to recoupment under any clawback policy that we are required to adopt under applicable law. In addition, the administrator may provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award shall be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events. In the event of any accounting restatement, the recipient of an award may be required to repay a portion of the proceeds received in connection with the settlement of an award earned or accrued under certain circumstances.

Amendment or termination

The administrator has the authority to amend, suspend or terminate the 2015 Plan provided such action does not impair the existing rights of any participant. Our 2015 Plan automatically terminates in 2025, unless we terminate it sooner.

2015 Employee Stock Purchase Plan

Our board of directors adopted and we expect our stockholders to approve our 2015 Employee Stock Purchase Plan, or ESPP. Subject to stockholder approval, the ESPP will be effective one business day prior to the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in the ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Authorized shares

A total of 2,000,000 shares of our Class A common stock are available for sale under the ESPP. The number of Class A shares available for issuance under ESPP will also include an annual increase on the first day of each fiscal year beginning in 2016, equal to the least of:

•	1,000,000 shares of Class A common stock;

•	1% of the outstanding shares of all classes of common stock as of the last day of our immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

Plan administration

Our board of directors or one or more committees appointed by our board of directors will administer the ESPP, and will have full and exclusive authority to interpret the terms of the plan and determine eligibility to participate, subject to the conditions of the plan as described below.

Eligibility

Generally, all of our employees will be eligible to participate if they are employed by us, or any participating subsidiary or affiliate, for at least 30 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under the ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	hold rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering periods

Our ESPP is intended to qualify under Section 423 of the Code. Each offering period includes purchase periods, which will be the approximately six months commencing with one exercise date and ending with the next exercise date. The offering periods will be scheduled to start on the first trading day on or after May 15 and November 15 of each year, except for the first offering period, which will commence on the effective date of the ESPP and will end on the first trading day on or after November 15, 2015.

Our ESPP will permit participants to purchase shares of Class A common stock through payroll deductions of up to 15% of their eligible compensation. A participant may purchase a maximum of 1,500 shares per calendar year. No more than 1,000,000 shares of Class A common stock may be purchased under the ESPP in any calendar year.

Exercise of purchase right

Amounts deducted and accumulated by the participant will be used to purchase shares of our Class A common stock at the end of each six-month purchase period. The purchase price of the shares will be 15% of the lower of the fair market value of our Class A common stock on the first trading day of each purchase period or on the last day of each purchase period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of Class A common stock. Participation will end automatically upon termination of employment with us.

Non-transferability

A participant may not transfer rights granted under the ESPP. If the compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Merger or change in control

In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment or termination

Our ESPP will automatically terminate in 2035, unless we terminate it sooner. Our board of directors has the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

2011 Unit Incentive Plan

The 2011 Unit Incentive Plan, or the 2011 Plan, was adopted by the executive committee of Desert Newco and approved by the unit holders of Desert Newco in December 2011. The 2011 Plan will be terminated in connection with this offering, and accordingly, no additional awards will be granted under the 2011 Plan. However, the 2011 Plan will continue to govern the terms and conditions of the outstanding options and RSUs previously granted under the 2011 Plan.

As of December 31, 2014, under the 2011 Plan, we had outstanding options to purchase an aggregate of 20,555,562 LLC Units that are exchangeable on a one-for-one basis for shares of our Class A common stock, with a weighted average exercise price of $9.99, and 86,992 LLC Units issuable upon the vesting of RSUs that are exchangeable on a one-for-one basis for shares of Class A common stock issuable upon the vesting of RSUs.

Plan administration

The executive committee of Desert Newco currently administers the 2011 Plan, and following the completion of this offering, our compensation committee will administer the 2011 Plan. The administrator is authorized to interpret the provisions of the 2011 Plan and individual award agreements, and generally take any other actions that are contemplated by the 2011 Plan or necessary or appropriate in the administration of the 2011 Plan and individual award agreements. All decisions of the administrator are final and binding on all persons. The administrator will determine the methods of payment of the exercise price of an option. Subject to the provisions of the 2011 Plan, the administrator determines the remaining terms of the options.

Stock options

The exercise price of an option must equal at least 100% of the fair market value of one LLC Unit on the date of grant. The term of an option may not exceed ten years. Subject to the provisions of our 2011 Plan, the administrator determines the remaining terms of the options, including the period following the termination of a participant’s employment or other service during which the participant may exercise his or her vested option.

Restricted stock units

RSUs are awards that give a participant the right to be issued one LLC Unit, which is exchangeable on a one-for-one basis for a share of our Class A common stock, that are payable when certain conditions, such as vesting, are met. Subject to the provisions of our 2011 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment.

Transferability

The 2011 Plan generally does not allow for the transfer of awards under the 2011 Plan other than by will or the laws of descent and distribution and only the recipient of an award may exercise the award during his or her lifetime.

Certain adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Plan, the administrator will make proportionate adjustments to the exercise price of or the number or type of shares covered by each award.

Change in control

The 2011 Plan provides that in the event of a change in control, as defined under the 2011 Plan, the administrator may provide for (i) all or any portion of an award to become fully vested and exercisable, (ii) the cancellation of an award for fair value, (iii) the issuance of a substitute award that will substantially preserve the otherwise applicable terms of an award or (iv) full exercisability of an option for a period of at least 15 days prior to the change in control followed by the termination of the option upon the occurrence of the change in control.

Forfeiture or clawback

The administrator could specify in an option that the optionee’s rights, payments, and benefits with respect to an option will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events, such as termination of employment for cause, termination of the optionee’s services to us or any of our subsidiaries, breach of noncompetition, confidentiality, or other restrictive covenants that may apply to the optionee, or restatement of our financial statements to reflect adverse results from those previously released financial statements as a consequence of errors, omissions, fraud, or misconduct.

Plan amendment

The 2011 Plan may be amended at any time in accordance with its terms, provided such action does not materially impair the existing rights of a participant without the participant’s consent.

Locu, Inc. Amended and Restated 2011 Equity Incentive Plan

In connection with our acquisition of Locu in August 2013, we assumed options and restricted stock rights issued under the Locu, Inc. 2011 Equity Incentive Plan, or the Locu Plan, held by Locu employees who continued employment with us after the closing of the acquisition, and converted them into options to purchase LLC Units and restricted LLC Units, as applicable, subject to certain provisions of our 2011 Plan. The Locu Plan was terminated on the closing of the acquisition, but, except with respect to the provisions of the Locu Plan similar to the 2011 Plan provisions that became applicable to the awards we assumed in the acquisition, the Locu Plan continues to govern the terms of the assumed awards. After a participant’s termination of service, the participant may exercise his or her options for the period of time determined by the administrator. In no event may an option be exercised later than the expiration of its term. Awards generally may not be sold, assigned, transferred, pledged or otherwise encumbered in any manner other than by will or by the laws of descent or distribution and options are exercisable during the optionee’s lifetime only by the optionee.

In the event of certain changes in our capitalization or in the event of a change in control, the outstanding awards under the Locu Plan will be subject to the same treatment as provided by the 2011 Plan for awards under the 2011 Plan.

Bootstrap, Inc. 2008 Stock Plan

In connection with our acquisition of Outright Inc., or Outright, in July 2012, we assumed options issued under the Bootstrap, Inc. 2008 Stock Plan, or the Outright Plan, held by Outright employees who continued employment with us after the closing of the acquisition, and converted them into options to purchase LLC Units subject to certain provisions of our 2011 Plan. The Outright Plan was terminated on the closing of the acquisition, but, except with respect to the provisions of the Outright Plan similar to the 2011 Plan provisions that became applicable to the options we assumed in the acquisition, the Outright Plan continues to govern the terms of the assumed options. Options issued under the Outright Plan are exercisable for their full term regardless of when the applicable optionholder terminates employment or service. Options generally may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. In the event of certain changes in our capitalization or a change in control, outstanding options under the Outright Plan will be subject to the same treatment as awards under the 2011 Plan.

The Go Daddy Group, Inc. 2006 Equity Incentive Plan

In connection with the Merger, certain options issued under The Go Daddy Group, Inc. 2006 Equity Incentive Plan, or the 2006 Plan, were converted into options to purchase LLC Units. The 2006 Plan was terminated on the closing of the Merger but continues to govern the terms of the options granted thereunder. Options issued under, or subject to, the 2006 Plan are exercisable for their full term regardless of when the applicable optionholder terminates employment or service. Options generally may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. In the event of certain changes in our capitalization or a change in control, outstanding options under, or subject to, the 2006 Plan will be subject to the same treatment as awards under the 2011 Plan.

Bonus Plans

Executive Incentive Compensation Plan

Our board of directors adopted an Executive Incentive Compensation Plan, which we refer to as our Incentive Compensation Plan. Our Incentive Compensation Plan will allow our board of directors to provide cash incentive awards to selected employees, including our NEOs, based upon performance goals established by our board of directors. Under the Incentive Compensation Plan, our board of directors, in its sole discretion, will establish a target award for each participant and a bonus pool, with actual awards payable from such bonus pool, with respect to the applicable performance period. Our 2015 executive bonus plan and target award for our executives are governed by the Incentive Compensation Plan.

Under the Incentive Compensation Plan, our board of directors, in its sole discretion, will determine the performance goals applicable to awards, which goals may include, without limitation: attainment of research and development milestones, bookings, business divestitures and acquisitions, cash flow, cash position, contract awards or backlog, customer renewals, customer retention rates from an acquired company, subsidiary, business unit or division, earnings (which may include earnings before interest and taxes, earnings before taxes, and net taxes), earnings per share, expenses, gross margin, growth in stockholder value relative to the moving average of the S&P 500 Index or another index, internal rate of return, market share, net income, net profit, net sales, new product development, new product invention or innovation, total number of customers or net new customers, operating cash flow, operating expenses, operating income, operating margin, overhead or other expense reduction, product defect measures, product release timelines, productivity, profit, retained earnings, return on assets, return on capital, return on equity, return on investment, return on sales, revenue, revenue per user, revenue growth, sales results, sales growth, stock price, time to market, total stockholder return, adjusted EBITDA, unlevered free cash flow, working capital and individual objectives such as peer reviews or other subjective or objective criteria. As determined by our board of directors, performance goals that include our financial results may be determined in accordance with GAAP, or such financial results may consist of non-GAAP financial measures and any actual results may be adjusted by our board of directors for one-time items or unbudgeted or unexpected items and/or payments of actual awards under the plan when determining whether the performance goals have been met. The goals may be on the basis of any factors our board of directors determines relevant, and may be on an individual, divisional, business unit or company-wide basis. The performance goals may differ from participant to participant and from award to award.

Our board of directors may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in our board of director’s discretion. Our board of directors may determine the amount of any reduction on the basis of such factors as it deems relevant, and it is not be required to establish any allocation or weighting with respect to the factors it considers.

Actual awards are paid in cash (or its equivalent) in a single lump sum as soon as practicable after the end of the performance period during which they are earned and after they are approved by our board of directors, but in no event later than the later of the 15th day of the third month of the fiscal year following the date the award has been earned and March 15th of the calendar year following the date the award has been earned. Unless otherwise determined by our board of directors, to earn an actual award, a participant must be employed by us (or an affiliate of ours) through the date the bonus is paid. Accordingly, an award is not considered earned until paid.

Our board of directors, in its sole discretion, may alter, suspend or terminate the Incentive Compensation Plan provided such action does not, without the consent of the participant, alter or impair the rights or obligations under any award theretofore earned by such participant.

Annual Bonus Plan

The executive committee adopted an annual bonus plan, which we refer to as our Annual Bonus Plan, for paying cash bonus awards to our executives and other key employees. The executive committee establishes the applicable performance metrics and relative weightings for the performance metrics for a performance period. The executive committee or the employee’s manager, as applicable, also approves a target award for each participating employee under the plan. The executive committee has the discretion to make adjustments to the performance metrics or relative weightings before the end of the applicable performance period. A performance period under the plan generally is a calendar year. Following the end of the performance period, the executive committee has the discretion to establish a bonus pool, with actual awards payable from such bonus pool to eligible employees, based on achievement against the applicable performance metrics during the relevant performance period.

Benefit Plan

We maintain a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees are able contribute up to 100% of their compensation, subject to limitations established by the Code. We match employee contributions up to 3.5% of their compensation. Employees are immediately and fully vested in their contributions. The 401(k) plan is intended to be qualified under Code Section 401(a) with the 401(k) plan’s related trust intended to be tax exempt under Code Section 501(a). As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements and indemnification arrangements, discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2011 and each currently proposed transaction in which:

•	we, GD Subsidiary Inc., Desert Newco or any subsidiaries thereof have been or will be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•	any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Reorganization Transactions

Prior to the consummation of this offering, we will consummate the Reorganization Transactions described under “Organizational Structure.”

Desert Newco Amended and Restated Limited Liability Company Agreement

As a result of the Reorganization Transactions, we will directly or indirectly through our wholly owned subsidiary GD Subsidiary Inc., hold LLC Units in Desert Newco and will be the sole managing member of Desert Newco. Accordingly, we will operate and control all of the business and affairs of Desert Newco and, through Desert Newco and its operating subsidiaries, conduct our business.

As the sole managing member of Desert Newco, we will have the right to determine when distributions will be made to the members of Desert Newco and the amount of any such distributions (subject to the requirements with respect to the tax distributions described below). If we authorize a distribution, such distribution will be made to the unit holders of Desert Newco, including GoDaddy Inc., pro rata in accordance with their respective ownership interest of Desert Newco, provided that GoDaddy Inc. as sole managing member will be entitled to non-pro rata distributions for certain fees and expenses.

Upon the consummation of this offering, we will be a holding company and either directly or through our wholly owned subsidiary GD Subsidiary Inc., our principal asset will be a controlling equity interest in Desert Newco. As such, we will have no independent means of generating revenue. Desert Newco will be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to U.S. federal income tax. Instead, taxable income will be allocated to holders of its LLC Units, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Desert Newco and will also incur expenses related to our operations. Pursuant to the New LLC Agreement, Desert Newco will make pro rata cash distributions to the holders of LLC Units, calculated using an assumed tax rate, to help fund their tax obligations in respect of the cumulative taxable income, reduced by cumulative taxable losses, of Desert Newco that is allocated to them. Generally, these tax distributions will be computed based on an assumed income tax rate equal to the sum of (i) the maximum marginal federal income tax rate applicable to an individual (including, solely in the case of any current owner of The Go Daddy Group Inc., the 3.8% tax on net investment income to the extent such tax is applicable to the income allocable to such owner) and (ii) 7%, which represents an assumed blended state income tax rate. As of December 31, 2014, this assumed income tax rate was 46.6% (which would increase to 50.4% with respect to a current owner of The Go Daddy Group Inc. if the tax on net investment income were to apply to all of its allocable share of income from Desert Newco). It is not expected that the tax on net investment income will apply to a significant portion of the income of Desert Newco allocable to current owners of The Go Daddy Group, Inc. Notwithstanding the potential differences, described above, in the assumed tax rate applicable in respect of different owners, Desert Newco will make tax distributions pro rata to LLC Unit ownership. In addition, under the tax rules, Desert Newco is required to allocate net taxable income disproportionately to its unit holders in certain circumstances. Because tax distributions will be determined based on the holder of LLC Units who is allocated the largest amount of taxable income on a per unit basis, but will be made pro rata based on ownership, this disproportionate allocation of taxable income is likely to result in Desert Newco will be required to make substantial tax distributions in respect of their ownership in Desert Newco and that, in the aggregate, will likely exceed the amount of taxes that Desert Newco would have paid if it were taxed on its net income at the assumed rate applicable to current owners of The Go Daddy Group, Inc. In addition to tax expenses, we also will incur expenses related to our operations, plus payments under the TRAs, which we expect will be significant. We intend to cause Desert Newco to make distributions or, in the case of certain expenses, payments in an amount sufficient to allow us to pay our taxes and operating expenses, including distributions to fund any ordinary course payments due under the TRAs.

The New LLC Agreement will also provide that as a general matter a Continuing LLC Owner will not have the right to transfer LLC Units if we determine that such transfer would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject or would cause a technical tax termination of Desert Newco. However, each of KKR, Silver Lake, TCV and Mr. Parsons may transfer all its LLC Units even if such transfer could result in a technical tax termination if the transferring member indemnifies the other members of Desert Newco (including Go Daddy Inc.) for certain adverse tax consequences arising from any such technical tax termination and indemnifies Desert Newco for related costs.

Stockholder Agreement

Prior to the consummation of this offering, we will enter into a stockholder agreement with Desert Newco, affiliates of each of KKR, Silver Lake, TCV and Mr. Parsons. The stockholder agreement, as further described below, will contain specific rights, obligations and agreements of these parties as owners of our Class A common stock and Class B common stock. In addition, the stockholder agreement will contain provisions related to the composition of our board of directors and its committees, which are discussed under “Management—Board of Directors” and “Management—Committees of the Board of Directors.”

Voting Agreement

Under the stockholder agreement, our existing owners who are affiliated with KKR, Silver Lake, TCV and Mr. Parsons will agree to take all necessary action, including casting all votes to which such existing owners are entitled to cast at any annual or special meeting of stockholders, so as to ensure that the composition of our board of directors and its committees complies with (and includes all of the nominees in accordance with) the provisions of the stockholder agreement related to the composition of our board of directors and its committees, which are discussed under “Management—Board of Directors” and “Management—Committees of the Board of Directors.”

In addition, under the stockholder agreement, affiliates of TCV will agree to cast all votes in a manner directed by the affiliates of KKR and Silver Lake during the three year period following the completion of this offering.

KKR and Silver Lake Approvals

Under the stockholder agreement and subject to our amended and restated certificate of incorporation, our amended and restated bylaws and applicable law, the actions listed below by us or any of our subsidiaries will require the approval of KKR and Silver Lake for so long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 25% of the shares of our Class A common stock outstanding on an As-Exchanged Basis immediately following this offering. Additionally, the approval shall require the consent of each of KKR and Silver Lake for so long as such stockholder is entitled to nominate a KKR Director or a Silver Lake Director, as the case may be, pursuant to the stockholder agreement. The actions include:

•	change in control transactions;

•	acquiring or disposing of assets or entering into joint ventures with a value in excess of $50 million;

•	incurring indebtedness in an aggregate principal amount in excess of $50 million;

•	initiating any liquidation, dissolution, bankruptcy or other insolvency proceeding involving us or any of our significant subsidiaries;

•	making any material change in the nature of the business conducted by us or our subsidiaries;

•	terminating the employment of our Chief Executive Officer or hiring a new Chief Executive Officer;

•	increasing or decreasing the size of our board of directors;

•	waiving or amending the limited liability company agreement of Desert Newco Managers, LLC or the equity or employment agreements of our executive officers;

•	engaging in certain transactions with affiliates; and

•	any merger or liquidation of Desert Newco or creating any new class of equity securities of Desert Newco.

Mr. Parsons Approvals

Under the stockholder agreement, the actions listed below by us or any of our subsidiaries shall require the consent of affiliates of Mr. Parsons for so long as such affiliates continue to own at least 50% of the shares of our Class A common stock held by The Go Daddy Group, Inc. on an as-exchanged basis immediately prior to this offering:

•	certain transactions with KKR and/or Silver Lake and/or their affiliates;

•	change in control transactions in which KKR and Silver Lake and/or their affiliates receive consideration from an unaffiliated third party that is not offered on a pro rata basis to Mr. Parsons’ affiliates; and

•	any tax election revoking Desert Newco’s Section 754 election under the Internal Revenue Code or to treat Desert Newco as other than a partnership for tax purposes.

TCV Approvals

Under the stockholder agreement, the actions listed below by us or any of our subsidiaries shall require the consent of affiliates of TCV for so long as such affiliates continue to own at least 5% of the shares of our Class A common stock on an as-exchanged basis:

•	any redemption or repurchase of shares from KKR, Silver Lake, affiliates of Mr. Parsons or Desert Newco Managers, LLC (other than certain repurchases of employee shares pursuant to compensation arrangements), or any payment of any fee to KKR or Silver Lake or its related management company (other than pursuant to the Transaction and Monitoring Fee Agreement as in effect on the date of this offering), other than transactions effected on a pro rata basis in respect of all of the shares held by KKR and its affiliates, SLP and its affiliates, TCV and its affiliates, Mr. Parsons and his affiliates and Desert Newco Managers, LLC.

Transfer Restrictions

Under the stockholder agreement, each of KKR, Silver Lake, TCV and Mr. Parsons will agree, subject to certain limited exceptions, not to transfer, sell, exchange, assign, pledge, hypothecate, convey or otherwise dispose of or encumber any shares of our Class A common stock (including shares of Class A common stock issuable upon the exchange of LLC Units) during the three-year period following this offering without the consent of each of KKR and Silver Lake, for so long as each of KKR and Silver Lake is entitled to nominate at least one director to our board of directors.

Other Provisions

The stockholder agreement will contain a covenant that requires our amended and restated certificate of incorporation to provide for a renunciation of corporate opportunities presented to KKR, Silver Lake, TCV, Mr. Parsons and their respective affiliates and the KKR Directors, the Silver Lake Directors, the Parsons Director and any director affiliated with TCV to the maximum extent permitted by Section 122(17) of the DGCL. See “Risk Factors—GoDaddy Inc. is controlled by our existing owners, whose interests may be different than the interests of those of our public stockholders.”

Under the stockholder agreement, we will agree, subject to certain exceptions, to indemnify KKR, Silver Lake, TCV and Mr. Parsons and various respective affiliated persons from certain losses arising out of the indemnified persons’ investment in, or actual, alleged or deemed control or ability to influence, us.

Registration Rights Agreement

We will be a party to an amended and restated registration rights agreement with certain holders of our Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock). See “Description of Capital Stock—Registration Rights.”

Following the offering, certain holders will each have the right to demand that we register Class A common stock to be sold by them. Such registration demand must be expected to result in aggregate net cash proceeds to the participating registration rights holders in excess of $50 million. In certain circumstances, we may postpone the filing of a registration statement for up to 90 days once in any 12 month period.

In addition, certain holders will have the right to request that we register the sale of shares of Class A common stock to be sold by them on Form S-3 and, no more than twice during any 12 month period, each such holder may demand that we make available shelf registration statements permitting sales of shares of Class A common stock into the market from time to time over an extended period. Subject to certain limitations, at any time when we have an effective shelf registration statement, certain holders each shall have the right to make no more than two takedown demands during any 12 month period.

In addition, certain holders have the ability to exercise certain piggyback registration rights in respect of shares of Class A common stock to be sold by them in connection with registered offerings requested by certain other holders or initiated by us.

In addition, after the completion of, and no later than one year following the closing of this offering, we will undertake pursuant to the registration rights agreement to effect a registration statement to register the issuance of shares of Class A common stock issuable upon exchange of LLC Units, together with shares of Class B common stock, held by certain Continuing LLC Owners.

Credit Agreement

In December 2011, Desert Newco, as guarantor, and Go Daddy Operating Company, LLC, as borrower, entered into a credit agreement with certain entities, including affiliates of KKR and Silver Lake. The credit agreement provided $825 million of financing, including a $750 million term loan maturing with a final principal payment of $697.5 million payable on December 16, 2018, and an available $75 million revolver maturing on December 16, 2016. The term loan was issued at a 5.0% discount on the face of the note at the time of original issuance for net proceeds totaling $712.5 million. Desert Newco refinanced the term loan on multiple occasions at lower interest rates. Additionally, on October 1, 2013, Desert Newco increased the size of the term loan by $100.0 million with no change to the applicable interest rates.

In May 2014, Desert Newco refinanced the term loan and restated the secured credit agreement as part of the refinancing, the term loan was increased by $269.3 million, for an aggregate term loan of $1.1 billion, and our available capacity on the revolver was increased to $150 million. The refinanced term loan was issued at a 0.5% discount on the face amount of the borrowing and is subject to a prepayment penalty of 1.0% in the event the term loan is voluntarily prepaid within the 12 months following this refinancing. The refinanced facility bears interest at a rate equal to, at Desert Newco’s option, either (a) LIBOR (but not less than 1.0% for the term loan only) plus a margin ranging from 3.25% to 3.75% or (b) a margin ranging from 2.25% to 2.75% plus the highest of (i) the federal funds rate plus 0.5%, (ii) the prime rate, or (iii) one month LIBOR plus 1.0%, with the applicable margin depending on certain factors relating to an initial public offering with gross proceeds of not less than $300 million and on Desert Newco’s leverage ratio. The refinanced term loan matures on May 13, 2021, and the refinanced revolver matures on May 13, 2019.

The credit agreement contains certain covenants that, among other things, limit Desert Newco’s ability to incur additional indebtedness, incur additional liens, make certain fundamental changes, sell assets, pay dividends or distributions and make certain investments. Debt under the credit agreement is guaranteed by all of Desert Newco’s material domestic subsidiaries and is secured by substantially all of Desert Newco’s and its subsidiaries’ assets. The credit agreement also requires Desert Newco to maintain certain financial ratios with respect to the revolver.

Since 2011, affiliates of KKR, Silver Lake and Mr. Parsons were participating lenders under the credit agreement and as of December 31, 2014 had received principal payments of $17.5 million, $10.0 million and $50.0 million and interest, prepayment premium and administrative fee payments of $6.1 million, $0.3 million and $2.8 million, respectively.

As of December 31, 2014, investment funds or accounts advised by KKR Credit Advisors (US) LLC held a portion of the refinanced term loan.

Since 2011, KKR Capital Markets LLC, an affiliate of KKR, acted as a lead arranger and joint bookrunner for various financing transactions under the credit agreement, and received underwriter and transaction fees totaling $1.2 million.

Senior Note Payable to The Go Daddy Group, Inc.

In December 2011, Go Daddy Operating Company, LLC issued a $300 million senior note to The Go Daddy Group, Inc. an entity solely held by with Mr. Parsons, in connection with the Merger. The note was issued at a 4.0% discount on the face of the note at the original issue date for net proceeds totaling $288.0 million. The note bears interest at a rate of 9.0% with interest payments made on a quarterly basis and the outstanding principal of $300 million payable at maturity on December 15, 2019. The senior note may be redeemed at an amount equal to 104.5% of the principal amount, decreasing to 102.25% from December 15, 2015 to December 14, 2016, and to 100.0% thereafter, plus, accrued and unpaid interest as of the date of redemption. The note contains covenants that limit our ability to, among other things, incur liens or enter into a change in control transaction. Additional restrictive covenants apply in the event that Mr. Parsons and certain of his affiliates, together, cease to hold in excess of 20.0% of the principal amount, and if, at that time, the note does not meet certain credit rating criteria. At December 31, 2014, we were not in violation of any covenants of the senior note. The note also sets forth specified events of default. There have been no senior note principal payments to date and interest payments totaled $27.0 million in each of the years 2012, 2013 and 2014. We intend to cause Desert Newco to use a portion of the proceeds from this offering to repay the senior note (including related prepayment premiums and accrued interest). See “Use of Proceeds.”

Agreement with The Go Daddy Group, Inc.

In August 2014, we received $6.6 million from The Go Daddy Group, Inc. as payment for the indemnified portion of sales tax liability. As a result, we agreed to release The Go Daddy Group, Inc. from its indemnification obligations for certain transaction-based taxes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Indirect Taxes.”

Exchange Agreement

Prior to the consummation of this offering, we and the Continuing LLC Owners will enter into the Exchange Agreement under which they (or certain permitted transferees thereof) will have the right, subject to the terms of the Exchange Agreement, to exchange their LLC Units (together with a corresponding number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, reclassifications and other similar transactions. The Exchange Agreement will provide, however, that such exchanges must be for a minimum of the lesser of 500 LLC Units or all of the vested LLC Units held by such owner. The New LLC Agreement will provide that as a general matter a Continuing LLC Owner will not have the right to exchange LLC Units if we determine that such exchange would be prohibited by law or regulation or would violate other agreements with us to which the Continuing LLC Owner may be subject or would cause a technical tax termination of Desert Newco. However, each of KKR, Silver Lake, TCV and Mr. Parsons may transfer all its LLC Units even if such transfer could result in a technical tax termination if the transferring member indemnifies the other members of Desert Newco (including Go Daddy Inc.) for certain adverse tax consequences arising from any such technical tax termination and indemnifies Desert Newco for related costs. We may impose additional restrictions on exchange that we determine to be necessary or advisable so that Desert Newco is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges LLC Units for shares of Class A common stock, the number of LLC Units held by GoDaddy Inc. is correspondingly increased as it acquires the exchanged LLC Units, and a corresponding number of shares of Class B common stock are cancelled.

Tax Receivable Agreements

Pursuant to the Exchange Agreement described above, from time to time we may be required to acquire LLC Units of Desert Newco from their holders upon exchange of shares of our Class A common stock. Desert Newco intends to have an election under Code Section 754 in effect for taxable years in which transfers or exchanges of LLC Units occur. Pursuant to the Code Section 754 election, transfers and exchanges of LLC Units are expected to result in an increase in the tax basis of tangible and intangible assets of Desert Newco. When we acquire LLC Units from existing owners, we expect that both the existing basis and the anticipated basis adjustments under Code Section 754 will increase (for tax purposes) our depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future. This existing and increased tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets. In addition, we expect that certain net operating losses and other tax attributes will be available to us as a result of the Investor Corp Mergers.

We will be a party to five TRAs. Under these agreements, we generally expect to retain the benefit of approximately 15% of the applicable tax savings after our payment obligations below are taken into account. Under the first of those agreements, we generally will be required to pay to our existing owners approximately 85% of the applicable savings, if any, in income tax that we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any step-up in tax basis that is created as a result of the exchanges of their LLC Units for shares of our Class A common stock, (2) any existing tax attributes associated with their LLC Units the benefit of which is allocable to us as a result of the exchanges of their LLC Units for shares of our Class A common stock (including existing tax basis in the Desert Newco assets), (3) tax benefits related to imputed interest and (4) payments under the TRA.

Under the other TRAs, we generally will be required to pay to each Reorganization Party approximately 85% of the amount of savings, if any, in income tax that we are deemed to realize (using the actual U.S. federal income tax rate and an assumed combined state and local income tax rate) as a result of (1) any existing tax attributes associated with LLC Units acquired in the applicable Investor Corp Merger the benefit of which is allocable to us as a result of such Investor Corp Merger (including existing tax basis in the Desert Newco assets), (2) net operating losses available as a result of the applicable Investor Corp Merger and (3) tax benefits related to imputed interest.

For purposes of calculating the income tax savings we are deemed to realize under the TRAs, we will calculate the U.S. federal income tax savings using the actual applicable U.S. federal income tax rate and will calculate the state and local income tax savings using 5% for the assumed combined state and local rate, which represents an approximation of our combined state and local income tax rate, net of federal income tax benefit. Furthermore, we will calculate the state and local income tax savings by applying this 5% rate to the reduction in our taxable income, as determined for U.S. federal income tax purposes, as a result of the tax attributes subject to the TRAs. The term of the TRAs will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our rights to terminate the agreements or payments under the agreements are accelerated in the event that we materially breach any of our material obligations under the agreements (as described below). Under the terms of the TRAs, we may not elect an early termination of the TRAs without the consent of each of certain affiliates of KKR, Silver Lake, TCV and Mr. Parsons until such affiliate has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock. The actual existing tax basis and increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges by the holders of LLC Units, the price of our Class A common stock at the time of the exchange, whether such exchanges are taxable, the amount and timing of the taxable income we generate in the future, the federal tax rate then applicable and the portion of our payments under the TRAs constituting imputed interest.

The payment obligation under the TRAs is an obligation of GoDaddy Inc., not Desert Newco, and we expect that the payments we will be required to make under the TRAs will be substantial. Assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize all tax benefits that are subject to the TRAs, we expect that the tax savings we will be deemed to realize associated with (1) the Investor Corp Mergers and (2) future exchanges of LLC Units as described above would aggregate approximately $1.7 billion over 15 years from the date of this offering based on the initial public offering price of $20.00 per share of our Class A common stock and assuming all future exchanges would occur one year after this offering. Under such scenario we would be required to pay the owners of LLC Units approximately 85% of such amount, or $1.4 billion, over the 15 year period from the date of this offering. The actual amounts may materially differ from these hypothetical amounts, as potential future tax savings we will be deemed to realize, and TRA payments by us, will be calculated based in part on the market value of our Class A common stock at the time of purchase or exchange and the prevailing federal tax rates applicable to us over the life of the TRAs (as well as the assumed combined state and local tax rate), and will generally be dependent on us generating sufficient future taxable income to realize the benefit (subject to the exceptions described below). Payments under the TRAs are not conditioned on our existing owners’ continued ownership of us.

In addition, although we are not aware of any issue that would cause the IRS to challenge existing tax basis, tax basis increases or other tax attributes subject to the TRAs, if any subsequent disallowance of tax basis or other benefits were so determined by the IRS, we would not be reimbursed for any payments previously made under the applicable TRAs (although we would reduce future amounts otherwise payable under such TRAs). In addition, the actual state or local tax savings we realize may be different than the amount of such tax savings we are deemed to realize under the TRA, which will be based on an assumed combined state and local tax rate applied to our reduction in taxable income as determined for U.S. federal income tax purposes as a result of the tax attributes subject to the TRAs. As a result, payments could be made under the TRAs in excess of the tax savings that we actually realize in respect of the attributes to which the TRAs relate.

The TRAs provide that (1) in the event that we materially breach any of our material obligations under the agreements, whether as a result of failure to make any payment within three months of when due (provided we have sufficient funds to make such payment), failure to honor any other material obligation required thereunder or by operation of law as a result of the rejection of the agreements in a bankruptcy or otherwise or (2) if, at any time, we elect an early termination of the agreements, our (or our successor’s) obligations under the applicable agreements (with respect to all LLC Units, whether or not LLC Units have been exchanged or acquired before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the applicable TRAs. Under the terms of the TRAs, we may not elect an early termination of the TRAs without the consent of each of certain affiliates of KKR, Silver Lake, TCV and Mr. Parsons until such affiliate has exchanged all of its LLC Units (and Class B common stock) for shares of Class A common stock. Accordingly, we may be prevented from terminating the TRAs in circumstances where we determine it would be beneficial for us to do so, including potentially in connection with future strategic transactions.

Additionally, the TRAs provide that upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) tax savings under the applicable agreements for each taxable year after any such event would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the applicable TRAs. Furthermore, the TRAs will determine the tax savings by excluding certain tax attributes that we obtain the use of after the closing date of this offering as a result of acquiring other entities to the extent such tax attributes are the subject of tax receivable agreements that we enter into in connection with such acquisitions.

As a result of the foregoing, (1) we could be required to make payments under the TRAs that are greater than or less than the specified percentage of the actual tax savings we realize in respect of the tax attributes subject to the agreements and (2) if we materially breach a material obligation under the agreements or if we elect to terminate the agreements early, we would be required to make an immediate lump sum payment equal to the present value of the anticipated future tax savings, which payment may be made significantly in advance of the actual realization of such future tax savings. In these situations, our obligations under the TRAs could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the TRAs. If we were permitted to elect to terminate the TRAs immediately after this offering, based on the initial public offering price of $20.00 per share of our Class A common stock and a discount rate equal to one year LIBOR plus 100 basis points, we estimate that we would be required to pay $1.5 billion in the aggregate under the TRAs.

Subject to the discussion above regarding the acceleration of payments under the TRAs, payments under the TRAs, if any, will generally be made on an annual basis to the extent we have sufficient taxable income to utilize the increased depreciation and amortization charges and other tax attributes subject to the TRAs. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense and other tax attributes will not be determined until such time as the financial results for the year in question are known and tax estimates prepared. We expect to make payments under the TRAs, to the extent they are required, within 150 days after our federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to one year LIBOR plus 100 basis points from the due date (without extensions) of such tax return.

The impact that the TRAs will have on our consolidated financial statements will be the establishment of a liability, which will be increased upon the exchanges of LLC Units for our Class A common stock, representing approximately 85% of the estimated future tax savings we will be deemed to realize, if any, relating to the existing and increased tax basis associated with the LLC Units and other tax attributes we receive as a result of the Investor Corp Mergers and other exchanges by owners of LLC Units. Because the amount and timing of any payments will vary based on a number of factors (including the timing of future exchanges, the price of our Class A common stock at the time of any exchange, whether such exchanges are taxable and the amount and timing of our income), depending upon the outcome of these factors, we may be obligated to make substantial payments pursuant to the TRAs. In light of the numerous factors affecting our obligation to make such payments, however, the timing and amount of any such actual payments are not certain at this time.

Decisions made by our existing owners in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by an exchanging or selling existing owner under the TRAs. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the TRAs and increase the present value of such payments, and the disposition of assets before an exchange or acquisition transaction will increase an existing owner’s tax liability without giving rise to any rights of an existing owner to receive payments under the TRAs.

Because of our structure, our ability to make payments under the TRAs is dependent on the ability of Desert Newco to make distributions to us. The ability of Desert Newco to make such distributions will be subject to, among other things, restrictions in our debt documents and the applicable provisions of Delaware law that may limit the amount of funds available for distribution to its members. To the extent that we are unable to make payments under the TRAs for any reason, such payments will be deferred and will accrue interest at a rate equal to one year LIBOR plus 500 basis points until paid (although a rate equal to one year LIBOR plus 100 basis points will apply if the inability to make payments under the TRAs is due to limitations imposed on us or any of our subsidiaries by a debt agreement in effect on the date of this prospectus).

Transaction and Monitoring Fee Agreement

Go Daddy Operating Company, LLC, a wholly owned subsidiary of Desert Newco, is a party to a transaction and monitoring fee agreement with KKR, Silver Lake and TCV, pursuant to which they have agreed to provide certain management and advisory services. In consideration for such services, Go Daddy Operating Company, LLC agreed to pay them an annual aggregate management fee of $2.0 million, payable quarterly in arrears and increasing at a rate of 5% annually, plus reasonable out-of-pocket expenses incurred in connection with the services. In 2013 and 2014, fees and expenses paid under the transaction and monitoring fee agreement were $2.2 million and $2.3 million, respectively. This transaction and monitoring fee agreement will be terminated effective upon the completion of this offering, in accordance with its terms. A final payment under this agreement, which we estimate will be $26.4 million in the aggregate, will be made upon the termination of the transaction and monitoring fee agreement in accordance with its terms, in connection with the completion of this offering. See “Use of Proceeds.”

Consulting Services

KKR Capstone has provided consulting and advisory services to us. Certain of these advisory services were rendered by Scott W. Wagner when he served as our Interim Chief Executive Officer from July 2012 to January 2013, and thereafter when he continued to provide advisory services to us from January 2013 to April 2013. All of the services rendered by Mr. Wagner as a service provider of KKR Capstone were rendered prior to the commencement of his employment with us in May 2013. As of December 31, 2014, we have paid $5.2 million directly to KKR Capstone since 2011.

References to “KKR Capstone” or “Capstone” are to all or any of KKR Capstone Americas LLC, KKR Capstone EMEA LLP, KKR Capstone EMEA (International) LLP, KKR Capstone Asia Limited, and their affiliates, which are owned and controlled by their senior management. KKR Capstone is not a subsidiary or affiliate of KKR. KKR Capstone operates under several consulting agreements with KKR and uses the “KKR” name under license from KKR.

Executive Chairman Services Agreement

Desert Newco entered into an executive chairman services agreement with our founder, Bob Parsons, pursuant to which Mr. Parsons served as the chairman of Desert Newco. In consideration for such services, we agreed to pay Mr. Parsons an annual fee of $1.00, plus reimbursement of all business expenses incurred by Mr. Parsons in an amount not to exceed $0.5 million annually. The agreement also obligates us to take certain other actions, which includes making charitable contributions of at least $1.0 million per calendar year with such contributions generally made in consultation with Mr. Parsons’ charitable foundation. The executive chairman services agreement will be terminated effective upon the completion of this offering, in accordance with its terms, and may also be terminated by either party upon ten days’ notice. This agreement requires a $3.0 million payment to Mr. Parsons upon its termination.

Management Investments in Desert Newco

The following table sets forth the number of units and purchase price paid for all purchases of LLC Units by our executive officers since the beginning of 2012. See “Management—Executive Compensation—Compensation Discussion and Analysis.”

Name	Date Acquired	Number of Units Purchased	Aggregate Purchase Price
Blake J. Irving	January 24, 2013	49,800	$500,000.00
Scott W. Wagner	August 23, 2013	110,229	$1,249,996.86
Nima Kelly	February 19, 2014	100,000	$250,000.00

Participation in our Initial Public Offering

Certain entities affiliated with KKR, Silver Lake, TCV and Bob Parsons, each a beneficial owner of more than 5% of our capital stock and an affiliate of a member of our board of directors, have agreed to purchase an aggregate of 2,500,000 shares of our Class A common stock offered pursuant to this prospectus on a pro rata basis based on their existing ownership (724,665, 724,665, 325,000 and 725,670 shares of our Class A common stock, respectively) directly from us at the initial public offering price of $20.00 per share. The underwriters will not receive any underwriting discounts or commissions from our sales of shares to these affiliates. The shares purchased by such affiliates will be subject to lock-up restrictions described in the section entitled “Underwriters.”

Other Transactions

In September 2012, we entered into a partner agreement with First Data Merchant Services Corporation, or First Data, a subsidiary of First Data Corporation, pursuant to which we sell First Data’s electronic commerce and payment solutions to our customers and receive a portion of all fees received by First Data from such customers. KKR and its affiliates own approximately 40% of First Data Corporation. As of December 31, 2014, we had received $1.1 million under the agreement.

We have granted stock options to our executive officers and certain of our directors. See “Executive Compensation—Grants of Plan-Based Awards 2013” for a description of these options.

Prior to the completion of this offering, we intend to enter into revised severance agreements and confirmatory employment letters with each of our executive officers, including our NEOs, as well as revised change in control agreements with our NEOs, to clarify the terms of their employment. See “Executive Compensation—Executive Employment Agreements.”

In December 2011, in connection with the Merger, we entered into a five-year employment agreement with Marianne Curran, the Company’s Executive Vice President for Education & Event Marketing. The terms of Ms. Curran’s 2011 employment agreement were consistent with those contained in the employment agreements entered into with similarly situated executive vice presidents at that time. Ms. Curran received approximately $0.1 million, $0.4 million and $0.6 million in salary, bonus and benefits in 2014, 2013 and 2012, respectively. In

October 2014, Ms. Curran’s employment with us as the Executive Vice President of Education & Event Marketing ended pursuant to a mutually agreed upon separation agreement negotiated between her and company management, whereby we accelerated the vesting of 99,300 unvested options with an exercise price of $7.40 and returned her remaining unvested options to the option pool. Ms. Curran (who is Mr. Parsons’ daughter) retained the options that were vested over her approximately 12 years of employment in domain services, fraud, marketing, social media, education, advocacy and communications roles, including those that vested while she served as our Executive Vice President for Education & Event Marketing (and prior to that as our Executive Vice President for Advocacy Referral and Communications), and we extended the time period for the exercise of the accelerated options and vested options to the earlier of (i) January 30, 2017 or December 31, 2017 for the various options and (ii) a change of control. Ms. Curran’s separation agreement, like all separation agreements involving similarly situated executives, was reviewed and approved by the Executive Committee. Mr. Parsons was not involved in the negotiation of the separation agreement’s terms, and abstained from the Executive Committee’s discussion and approval of Ms. Curran’s separation agreement.

Limitation of Liability and Indemnification of Executive Officers and Directors

Our amended and restated certificate of incorporation, which will become effective prior to the completion of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the DGCL is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the DGCL.

In addition, our amended and restated bylaws that will be in effect upon completion of this offering will provide that we will indemnify, to the fullest extent permitted by law, any person who is or was a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was one of our directors or officers or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will provide that we may indemnify to the fullest extent permitted by law any person who is or was a party or is threatened to be made a party to any action, suit, or proceeding by reason of the fact that he or she is or was one of our employees or agents or is or was serving at our request as an employee or agent of another corporation, partnership, joint venture, trust, or other enterprise. Our amended and restated bylaws will also provide that we must advance expenses incurred by or on behalf of a director or officer in advance of the final disposition of any action or proceeding, subject to very limited exceptions.

Further, prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

Policies and Procedures for Related Party Transactions

Following the completion of this offering, the audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. We intend to adopt a policy regarding transactions between us and related persons. For purposes of this policy, a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our Class A common stock, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter that will be in effect upon the completion of this offering provides that the audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL STOCKHOLDERS

The table below sets forth certain information with respect to the beneficial ownership of shares of our common stock as of December 31, 2014 by:

•	each of our directors and named executive officers;

•	each person who is known to be the beneficial owner of more than 5% of any class or series of our capital stock; and

•	all of our directors and executive officers as a group.

The numbers of shares of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership before this offering that are set forth below are based on the number of shares and LLC Units to be issued and outstanding prior to this offering after giving effect to the Reorganization Transactions. See “Organizational Structure.” The numbers of shares of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned and percentages of beneficial ownership after this offering that are set forth below are based on (a) the number of shares and LLC Units to be issued and outstanding immediately after this offering and (b) the initial public offering price of $20.00 per share.

The amounts and percentages of Class A common stock and Class B common stock (together with the same amount of LLC Units) beneficially owned are reported on the basis of the regulations of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, including those shares of our Class A common stock issuable upon exchange of LLC Units (together with corresponding shares of our Class B common) on a one-for-one basis, subject to the terms of the exchange agreement. See “Certain Relationships and Related Party Transactions—Exchange Agreement.” Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o GoDaddy Inc., 14455 N. Hayden Road, Suite 219, Scottsdale, Arizona 85260.

	Class A Common Stock Beneficially Owned(1)(2)(3)
	After Giving Effect to the Reorganization Transactions and Prior to this Offering		After Giving Effect to the Reorganization Transactions and this Offering Assuming Underwriters’ Option is Not Exercised		After Giving Effect to the Reorganization Transactions and this Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%	Number	%	Number	%
Directors and Executive Officers
Blake J. Irving(4)	687,250	*	687,250	*	687,250	*
Scott W. Wagner(5)	698,229	*	698,229	*	698,229	*
Arne M. Josefsberg(6)	48,000	*	48,000	*	48,000	*
Matthew B. Kelpy(7)	24,698	*	24,698	*	24,698	*
Elissa E. Murphy(8)	78,750	*	78,750	*	78,750	*
Bob Parsons(9)	36,058,011	28.0	36,783,681	24.2	36,783,681	23.7
Herald Y. Chen(10)	—	—	—	—	—	—
Richard H. Kimball(11)	—	—	—	—	—	—
Gregory K. Mondre(12)	—	—	—	—	—	—
John I. Park(13)	—	—	—	—	—	—
Elizabeth S. Rafael(14)	10,382	*	10,382	*	10,382	*
Charles J. Robel(15)	73,627	*	73,627	*	73,627	*
Lee E. Wittlinger(16)	—	—	—	—	—	—
All executive officers and directors as a group (17 persons)(17)	38,144,903	29.2	38,870,573	25.3	38,870,573	24.8
5% Equityholders
Entities Affiliated with KKR(18)(19)	36,008,011	27.9	36,732,676	24.2	36,732,676	23.7
Entities Affiliated with Silver Lake(20)(21)	36,008,011	27.9	36,732,676	24.2	36,732,676	23.7
Entities Affiliated with TCV(22)(23)	16,148,992	12.5	16,473,992	10.8	16,473,992	10.6
The Go Daddy Group, Inc.(24)(25)	36,058,011	28.0	36,783,681	24.2	36,783,681	23.7

	Class B Common Stock Beneficially Owned(1)
	After Giving Effect to the Reorganization Transactions and Prior to this Offering		After Giving Effect to the Reorganization Transactions and this Offering Assuming Underwriters’ Option is Not Exercised		After this Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	%	Number	%	Number	%
Directors and Executive Officers
Blake J. Irving (4)	687,250	*	687,250	*	687,250	*
Scott W. Wagner (5)	698,229	*	698,229	*	698,229	*
Arne M. Josefsberg (6)	48,000	*	48,000	*	48,000	*
Matthew B. Kelpy (7)	24,698	*	24,698	*	24,698	*
Elissa E. Murphy (8)	78,750	*	78,750	*	78,750	*
Bob Parsons (9)	36,058,011	40.0	36,058,011	40.0	36,058,011	40.0
Herald Y. Chen (10)	—	—	—	—	—	—
Richard H. Kimball (11)	—	—	—	—	—	—
Gregory K. Mondre (12)	—	—	—	—	—	—
John I. Park (13)	—	—	—	—	—	—
Elizabeth S. Rafael (14)	10,382	*	10,382	*	10,382	*
Charles J. Robel (15)	73,627	*	73,627	*	73,627	*
Lee E. Wittlinger (16)	—	—	—	—	—	—
All executive officers and directors as a group (17 persons) (17)	38,144,906	41.4	38,144,906	41.4	38,144,906	41.4
5% Equityholders
Entities Affiliated with KKR (18)	18,873,712	20.9	18,873,712	20.9	18,873,712	20.9
Entities Affiliated with Silver Lake (20)	19,805,018	22.0	19,805,018	22.0	19,805,018	22.0
Entities Affiliated with TCV (22)	10,660,372	11.8	10,660,372	11.8	10,660,372	11.8
The Go Daddy Group, Inc. (24)	36,058,011	40.0	36,058,011	40.0	36,058,011	40.0

*	Represents beneficial ownership of less than 1%.

(1)	Subject to the terms of the Exchange Agreement, shares of our Class B common stock (together with the corresponding LLC Units) are exchangeable for shares of our Class A common stock on a one-for-one basis. See “Certain Relationships and Related Party Transactions—Exchange Agreement.” Beneficial ownership of Class A common stock reflected in the Class A Common Stock Beneficially Owned table above reflects beneficial ownership of LLC Units and shares of Class B common stock exchangeable for shares of Class A common stock and options that become exercisable for shares of our Class A common stock immediately following this offering.

(2)	Following the Reorganization Transactions, the Reorganization Parties will hold shares of our Class A common stock and will be entitled to one vote for each share of Class A common stock held by them. The Continuing LLC Owners will own LLC Units and a corresponding number of shares of our Class B common stock and will be entitled to one vote for each share of Class B common stock held by them.

(3)	Represents percentage of voting power of the Class A common stock and Class B common stock of GoDaddy voting together as a single class. See “Description of Capital Stock—Class B Common Stock.”

(4)	Consists of (i) 49,800 shares held by Mr. Irving and (ii) 637,450 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of December 31, 2014.

(5)	Consists of (i) 110,229 shares held by Mr. Wagner and (ii) 588,000 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of December 31, 2014.

(6)	Consists of 48,000 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of December 31, 2014.

(7)	Consists of 24,698 shares issuable upon vesting of outstanding equity awards within 60 days of December 31, 2014.

(8)	Consists of 78,750 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of December 31, 2014.

(9)	Consists of the shares listed in footnote 24 below, which are held by The Go Daddy Group, Inc.

(10)	The principal business address of Mr. Chen is c/o Kohlberg Kravis Roberts & Co. L.P, 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(11)	The principal business address of Mr. Kimball is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301.

(12)	The principal business address of Mr. Mondre is c/o Silver Lake Partners, 9 West 57th Street, 32nd Floor, New York, NY 10019.

(13)	The principal business address of Mr. Park is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(14)	Consists of 10,382 RSUs that vest within 60 days of December 31, 2014.

(15)	Consists of 73,627 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of December 31, 2014.

(16)	The principal business address of Mr. Wittlinger is c/o Silver Lake Partners, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(17)	Consists of (i) 37,043,710 shares beneficially owned by our current executive officers and directors, which includes 725,670 shares of our Class A common stock that Bob Parsons or his affiliates have agreed to purchase directly from us pursuant to this prospectus at the initial public offering price, and (ii) 1,826,863 shares issuable upon exercise of outstanding equity awards exercisable within 60 days of December 31, 2014.

(18)	Before the Reorganization Transactions, (1) KKR 2006 Fund (GDG) L.P. (“KKR 2006 Fund”) held 28,176,261 LLC Units, (2) GDG Co-Invest Blocker Sub L.P. (“GDG Co-Invest Sub”) held 5,600,000 LLC Units, (3) KKR Partners III, L.P. (“KKR Partners III”) held 1,831,750 LLC Units, and (4) OPERF Co-Investment LLC (“OPERF”) held 400,000 LLC Units. Following the Reorganization Transactions, (1) KKR 2006 GDG Blocker L.P. (“KKR 2006 GDG”) will hold a number of shares of Class A common stock equal to its pro rata allocation of a portion of the number LLC Units previously held by KKR 2006 Fund and GDG Co-Invest Blocker L.P. (“GDG Co-Invest”) will hold a number of shares of Class A common stock equal to the number of LLC Units previously held by GDG Co-Invest Sub and (2) KKR 2006 Fund will continue to hold its remaining LLC Units not distributed in connection with the Reorganization Transactions, KKR Partners III will continue to hold 1,831,750 LLC Units and OPERF will continue to hold 400,000 LLC Units.

Each of KKR Associates 2006 AIV L.P. (“KKR Associates 2006”) (as the general partner of KKR 2006 Fund); GDG Co-Invest GP LLC (as the general partner of GDG Co-Invest); KKR 2006 AIV GP LLC (as the general partner of each of KKR Associates 2006 and KKR 2006 GDG and as the sole member of GDG Co-Invest GP LLC); KKR Management Holdings L.P. (as the sole member of KKR 2006 AIV GP LLC); KKR Management Holdings Corp. (as the general partner of KKR Management Holdings L.P.); KKR III GP LLC (as the sole general partner of KKR Partners III); KKR Associates 2006 L.P. (as the sole general manager of OPERF); KKR 2006 GP LLC (as the sole general partner of KKR Associates 2006 L.P.); KKR Fund Holdings L.P. (as the designated member of KKR 2006 GP LLC); KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P. and sole shareholder of KKR Management Holdings Corp.); KKR Group Holdings L.P. (as the sole shareholder of KKR Fund Holdings GP Limited, a general partner of KKR Fund Holdings L.P.); KKR Group Limited (as the general partner of KKR Group Holdings L.P.); KKR & Co. L.P. (as the sole shareholder of KKR Group Limited); KKR Management LLC (as the general partner of KKR & Co. L.P.); and Messrs. Henry R. Kravis and George R. Roberts (as the designated members of KKR Management LLC and the managers of KKR III GP LLC) may also be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in the paragraph above in this footnote. The principal business address of each of the entities and persons identified in this and the paragraph above, except Mr. Roberts, is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY, 10019. The principal business address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(19)	Includes 724,665 shares of our Class A common stock that certain entities affiliated with KKR have agreed to purchase directly from us pursuant to this prospectus at the initial public offering price.

(20)	Before the Reorganization Transactions, (1) SLP GD Investors, L.L.C. (“SLP GD”) held 36,008,011 LLC Units, (2) SLP III Kingdom Feeder I, L.P. (“SLKF I”) was the sole equityholder of SLP III Kingdom Feeder Corp. (“SLP III Kingdom Feeder Corp.”), (3) SLP III Kingdom Feeder Corp. was the sole limited partner of SLP III Kingdom Feeder II, L.P. (“SLKF II”) and Silver Lake Technology Associates III, L.P. (“SLTA III”) was the general partner of SLKF II, and (4) Silver Lake Partners III DE (AIV IV), L.P. (“SLP III (DE)”), Silver Lake Technology Investors III, L.P. (“SLTI III”), SLKF I, SLFK II, SLP III Kingdom Feeder Corp. and SLTA III (together with SLP III (DE), SLTI III, SLKF I, SLKF II and SLP GD, the “Silver Lake Entities”) beneficially owned, the membership interests of SLP GD. Following the Reorganization Transactions, (1) SLP GD will hold the remaining LLC Units not ultimately distributed to SLP III Kingdom Feeder Corp. in connection with the Reorganization Transactions, and (2) SLKF I will hold a number of shares of Class A common stock equal to its pro rata allocation of the number LLC Units previously beneficially owned indirectly by SLP III Kingdom Feeder Corp.

SLTA III is the general partner of each of the Silver Lake Entities other than SLTA III and SLP GD. SLP III (DE) is the managing member of SLP GD. SLTA III (GP), L.L.C. (“SL GP”) is the general partner of SLTA III. Silver Lake Group, L.L.C. (“SL Group”) is the managing member of SL GP. As such, SL Group may be deemed to have beneficial ownership of the securities over which any of the Silver Lake Entities has voting or dispositive power. An investment committee of SLTA III has sole voting and dispositive control over such securities. Mike Bingle, Jim Davidson, Egon Durban, Ken Hao, Christian Lucas, Greg Mondre and Joe Osnoss are the members of the Investment Committee of SLTA III. The principal business address for each of the Silver Lake Entities is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

(21)	Includes 724,665 shares of our Class A common stock that certain entities affiliated with Silver Lake have agreed to purchase directly from us pursuant to this prospectus at the initial public offering price.

(22)

Before the Reorganization Transactions, (1) TCV VII, L.P. (“TCV VII”) held 10,568,786 LLC Units, (2) TCV VII (A) GD Investor, L.P. (“TCV GD”) held 5,488,620 LLC Units, and (3) TCV Member Fund, L.P. (“Member Fund” and collectively with TCV VII and TCV

GD, the “TCV Funds”) held 91,586 LLC Units. Following the Reorganization Transactions, (1) TCV VII will hold 10,568,786 LLC Units, (2) Member Fund will hold 91,586 LLC Units and (3) TCV VII (A), L.P. (“TCV VII (A)”) will hold a number of shares of Class A common stock equal to the number of LLC Units previously held by TCV GD.

Technology Crossover Management VII, L.P. (“TCM VII”) is the general partner of TCV VII, TCV VII (A) and TCV GD. Technology Crossover Management VII, Ltd. (“Management VII”) is the general partner of TCM VII and a general partner of Member Fund. Management VII and TCM VII may be deemed to have beneficial ownership over the securities held by the entities identified above. An investment committee of Management VII has sole voting and dispositive control over such securities. Jay C. Hoag, Richard H. Kimball, John L. Drew, Jon Q. Reynolds, Jr., Christopher P. Marshall, Timothy P. McAdam, John C. Rosenberg, Robert W. Trudeau and David L. Yuan are the members of the Investment Committee of Management VII. The principal business address for each of the entities identified above is c/o Technology Crossover Ventures, 528 Ramona Street, Palo Alto, CA 94301.

(23)	Includes 325,000 shares of our Class A common stock that certain entities affiliated with TCV have agreed to purchase directly from us pursuant to this prospectus at the initial public offering price.

(24)	Consists of 36,058,011 shares held by The Go Daddy Group, Inc. Bob Parsons is the sole stockholder of The Go Daddy Group, Inc. and is deemed to have beneficial ownership and voting and investment power over the shares held by The Go Daddy Group, Inc. The address for The Go Daddy Group, Inc. is 15475 N. 84th Street, Scottsdale, Arizona 85260.

(25)	The Go Daddy Group, Inc., an entity solely owned by Bob Parsons, a member of our board of directors, and a beneficial owner of more than 5% of our capital stock, has agreed to purchase 725,670 shares of our Class A common stock directly from us pursuant to this prospectus at the initial public offering price.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes the most important terms of our capital stock, as expected to be in effect upon the completion of this offering. We expect to adopt an amended and restated certificate of incorporation and amended and restated bylaws in connection with the completion of this offering, and this description summarizes the provisions that are expected to be included in such documents. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part. For a complete description of our capital stock, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and the applicable provisions of Delaware law.

Immediately following the completion of this offering, our authorized capital stock will consist of 1,000,000,000 shares of Class A common stock, $0.001 par value per share, 500,000,000 shares of Class B common stock, $0.001 par value per share, and 50,000,000 shares of undesignated preferred stock, $0.001 par value per share. As of December 31, 2014, there were 1,000 shares of our Class A common stock outstanding, held by one stockholder of record, and no shares of our Class B common stock or preferred stock outstanding. Our board of directors is authorized, without stockholder approval except as required by the listing standards of the New York Stock Exchange, to issue additional shares of our capital stock.

Common Stock

We have two classes of common stock: Class A and Class B, each of which has one vote per share. The Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by applicable law.

Class A Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our amended and restated certificate of incorporation.

No Preemptive or Similar Rights

Our Class A common stock is not entitled to preemptive rights, and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If we become subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Class B Common Stock

Dividend Rights

Holders of our Class B common stock do not have any rights to receive dividends.

Voting Rights

Holders of our Class B common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. In connection with this offering, shares of Class B common stock will be issued to our Continuing LLC Owners who held voting units before the Reorganization Transactions and who will be members of Desert Newco upon completion of the Reorganization Transactions (which Continuing LLC Owners will be affiliates of KKR, Silver Lake, TCV and Mr. Parsons, among others). Accordingly, such Continuing LLC Owners will, by virtue of their Class B common stock, collectively have a number of votes in GoDaddy Inc. that is equal to the aggregate number of LLC Units that they hold. When a LLC Unit is exchanged by a Continuing LLC owner, a corresponding share of Class B common stock held by the exchanging owner is also exchanged and will be cancelled.

No Preemptive or Similar Rights

Our Class B common stock is not entitled to preemptive rights, and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

Holders of our Class B common stock do not have any rights to receive a distribution upon a liquidation, dissolution or winding-up.

Conversion and Transferability

Shares of Class B common stock are not transferable except together with an equal number of LLC Units.

Preferred Stock

Our board of directors is authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our Class A common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control of our company and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A and Class B common stock. We have no current plan to issue any shares of preferred stock.

Equity Awards

As of December 31, 2014, we had outstanding options to purchase an aggregate of 26,647,614 LLC Units that are exchangeable on a one-for-one basis for shares of our Class A common stock, with a weighted-average exercise price of $8.27, and 86,992 LLC Units issuable upon the vesting of RSUs that are exchangeable on a one-for-one basis for shares of Class A common stock issuable upon the vesting of RSUs.

Warrants

As of December 31, 2014, Desert Newco had outstanding warrants to purchase up to 115,538 LLC Units at an exercise price of $7.44 per unit, which were issued in connection with an acquisition by Desert Newco. Immediately prior to the completion of this offering, each outstanding warrant will be converted into a warrant exercisable for an equivalent number of shares of our Class A common stock. In addition, each warrant has a net exercise provision pursuant to which the holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our Class A common stock, as applicable, at the time of exercise of the warrant after deduction of the aggregate exercise price.

Registration Rights

After the completion of this offering, certain holders of our Class A common stock (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock) will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in our registration rights agreement and are described in additional detail below. We have entered into such registration rights agreement with certain of our existing owners pursuant to which we have granted them, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered upon exchange of LLC Units held by them (and other securities convertible into or exchangeable or exercisable for shares of our Class A common stock). We will not be obligated to register any shares pursuant to any demand registration rights or S-3 registration rights if the holder of such shares is able to sell all of its shares for which it requests registration in any 90-day period pursuant to Rule 144 or Rule 145 of the Securities Act. We will pay the registration expenses (other than underwriting discounts and applicable selling commissions) of the holders of the shares registered pursuant to the registrations described below. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. In connection with the completion of this offering, each holder that has registration rights has agreed not to sell or otherwise dispose of any securities without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, subject to certain exceptions, for a period ending 180 days from the date of this prospectus (subject to extension). See “Underwriters” for additional information.

Demand Registration Rights

After the completion of this offering, the holders of approximately 33,337,292 shares of our Class A common stock (excluding 74,736,741 shares of Class A common stock issuable upon exchange of LLC Units) will be entitled to certain demand registration rights. At any time after the effective date of this offering, certain existing holders can request that we register the offer and sale of their shares. Such request for registration must cover securities the anticipated aggregate offering price of which, net of registration expenses, is at least $50 million unless such demand is for a shelf registration. If we determine that it would be detrimental to us or our stockholders to effect such a demand registration, we have the right to defer such registration or suspend an effective shelf registration, not more than once in any 12 month period, for a period of up to 90 days.

Piggyback Registration Rights

After the completion of this offering, if we propose to register, or receive a demand to register, the offer and sale of any of our securities under the Securities Act, in connection with the public offering of such securities, the holders of 38,825,912 shares of our Class A common stock (excluding 85,741,613 shares of Class A common stock issuable upon exchange of LLC Units) will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, the holders of our Class A common stock are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include shares in the registration, other than with respect to (i) a registration statement on Form S-4 or S-8, (ii) a registration relating solely to an offering and sale to our employees, directors or consultants or our subsidiaries pursuant to any employee stock plan or other benefit arrangement, (iii) a registration relating to a Rule 145 transaction as promulgated under the Securities Act, (iv) a registration by which we are exchanging our own securities for other securities, (v) a registration statement relating solely to dividend reinvestment or similar plans or (vi) a registration statement by which only the initial purchasers and subsequent transferees of our or our subsidiaries’ debt securities that are convertible or exchangeable for Class A common stock and that are initially issued pursuant to an applicable exemption from the registration requirements of the Securities Act may resell such notes and sell such Class A common stock into which such notes may be converted or exchanged.

S-3 Registration Rights

After the completion of this offering, the holders of approximately 33,337,292 shares of our Class A common stock (excluding 74,736,741 shares of Class A common stock issuable upon exchange of LLC Units) may make a written request that we register the offer and sale of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $50 million, net of registration expenses, unless such request is for a shelf registration covering an unspecified number of shares. Each holder of demand registration rights is entitled to make two demands for shelf registration in any 12 month period. Each holder shall also have the right to make two takedown demands pursuant to an effective shelf registration in any 12 month period provided that we shall not be obligated to effect a marketed underwritten takedown if the shares requested to be sold in such takedown have an aggregate market value of less than $25 million. These holders may make no more than two requests for registration on Form S-3 in any 12 month period; however, we will not be required to effect a registration on Form S-3 if we determine that it would be detrimental to our stockholders to effect such a registration and we have the right to defer such registration, not more than once in any 12 month period, for a period of up to 90 days.

Exchange Registration Statement

After the completion of, and no later than one year following the closing of this offering, we will undertake pursuant to the registration rights agreement to effect a registration statement to register the issuance of shares of Class A common stock upon exchange of LLC Units, together with shares of Class B common stock, held by certain Continuing LLC Owners. We will undertake to keep this registration statement effective until such time as such Continuing LLC Owners no longer own LLC Units, together with shares of Class B common stock.

Anti-Takeover Provisions

Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change in control or other unsolicited acquisition proposal, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of our company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of Class A common stock held by stockholders.

Classified board of directors. Our amended and restated certificate of incorporation and bylaws provide that our board of directors is classified into three classes of directors. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors. See “Management—Board of Directors.”

Business combinations. We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the votes of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the votes of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, “voting stock” means any class or series of stock entitled to vote generally in the election of directors.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that KKR, Silver Lake, TCV and Mr. Parsons, and their respective affiliates, and any of their respective direct or indirect designated transferees (other than in certain market transfers and gifts) and any group of which such persons are a party do not constitute “interested stockholders” for purposes of this provision.

Removal of directors. Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class, so long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors; however, at any time when these parties own, in the aggregate, less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, directors may only be removed for cause, and only by the affirmative vote of holders of at least two-thirds in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class. The stockholder agreement provides that, in connection with votes for removal of a director, the Voting Parties will vote their shares in accordance with the board composition requirements of the stockholder agreement. See “Management—Board of Directors.”

Vacancies. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholder agreement, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the affirmative vote of a majority of the voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, however, that at any time when affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may be filled only by a majority of the remaining directors, even if less than a quorum, or by a sole remaining director (and not by the stockholders). Our amended and restated certificate of incorporation provides that the board of directors may increase the number of directors by the affirmative vote of a majority of the directors or, at any time when affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, by the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class. The stockholder agreement provides that the Voting Parties will vote their shares in respect of vacancies in accordance with the board composition requirements of the stockholder agreement. See “Management—Board of Directors.”

Quorum. Our amended and restated certificate of incorporation provides that at any meeting of the board of directors, a majority of the total number of directors then in office constitutes a quorum for all purposes, provided that so long as there is at least one KKR Director on the board, a quorum shall also require a KKR Director for all purposes, and so long as there is at least one Silver Lake Director on the board, a quorum shall also require a Silver Lake Director for all purposes.

No cumulative voting. Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting.

Special stockholder meetings. Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, so long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors at the request of either a stockholder affiliated with KKR or a stockholder affiliated with Silver Lake. Our amended and restated bylaws also provide that special meetings of our stockholders may be called at any time by two directors of the board of directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or in management of our company.

Requirements for advance notification of director nominations and stockholder proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors or nominations made by affiliates of KKR, Silver Lake or Mr. Parsons pursuant to their rights under the stockholder agreement. In order for any matter to be properly brought before a meeting of our stockholders, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also deter, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Stockholder action by written consent. Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors.

Supermajority provisions. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For so long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, the amendment, alteration, rescission or repeal of certain provisions of our bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when these parties own, in the aggregate, less than 40% in voting power of all outstanding shares of the stock of our company entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of certain provisions of our bylaws by our stockholders will require the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of a majority of votes of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

Our amended and restated certificate of incorporation provides that for as long as affiliates of KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own at least 40% in voting power of the stock of our company entitled to vote generally in the election of directors, in addition to any vote required by applicable law, our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded by the affirmative vote of the holders of a majority in voting power of all the then outstanding shares of stock of our company entitled to vote thereon, voting together as a single class. At any time when KKR and Silver Lake (together with affiliates of TCV, for so long as TCV is required to vote at the direction of KKR and Silver Lake) collectively own less than 40% in voting power of the stock of our company entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least two-thirds in voting power of all outstanding shares of stock of our company entitled to vote thereon, voting together as a single class:

•	the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors, quorum, special meetings and committees;

•	the provisions regarding corporate opportunities;

•	the provisions regarding entering into business combinations with interested stockholders;

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly created directorships;

•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

Conflicts of interest. Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the fullest extent permitted by law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to KKR, Silver Lake, TCV and Mr. Parsons, directors affiliated with these parties and their respective affiliates, and any other non-employee directors, and that, to the fullest extent permitted by law, such persons will have no duty to refrain from engaging in any transaction or matter that may be an investment or corporate or business opportunity or offer a prospective economic or competitive advantage in which we or any of our subsidiaries could have an interest or expectancy, which we refer to as a Competitive Opportunity, or otherwise competing with us or our subsidiaries. In addition, to the fullest extent permitted by law, in the event that KKR, Silver Lake, TCV and Mr. Parsons, directors affiliated with these parties and their respective affiliates, and any other non-employee directors acquires knowledge of a potential Competitive Opportunity or other corporate or business opportunity that may be a Competitive Opportunity for itself, himself or herself or its, his or her affiliates or for us or our subsidiaries, such person will have no duty to communicate or present such opportunity to us or any of our subsidiaries, and they may take any such opportunity for themselves or offer it to another person or entity. With respect to any non-employee director who is not a KKR Director, Silver Lake Director or Parsons Director or affiliated with TCV, our amended and restated certificate of incorporation will not renounce our interest in any Competitive Opportunity that is expressly offered to such a director solely in his or her capacity as a director of our company. A business or other opportunity will not be deemed to be a potential Competitive Opportunity for us if it is an opportunity that we are not able or permitted to undertake, is not in line with our business or is an opportunity in which we have no interest or reasonable expectancy.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8206.

Listing

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “GDDY.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

As of December 31, 2014, 1,000 shares of our Class A common stock are outstanding. Immediately following the completion of this offering, we will have a total of 61,825,912 shares of our Class A common stock outstanding (or 64,825,912 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock). All of the shares of Class A common stock sold in this offering will be freely tradable, except that any shares owned by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

In addition, each of our executive officers and directors, KKR, Silver Lake, TCV, Mr. Parsons and the holders of substantially all of the shares of our common stock and securities exercisable for our common stock (including shares of Class A common stock issuable upon exchange of LLC Units) have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to certain exceptions, not to sell any shares of our common stock or any other securities convertible into or exercisable or exchangeable for our Class A common stock during the period ending 180 days after the date of this prospectus (subject to extension). Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may, however, in their sole discretion, permit shares subject to these agreements to be sold prior to their expiration. See “Underwriters” for more information. As a result of these agreements and the provisions of our registration rights agreement described above under “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all 23,000,000 shares of our Class A common stock sold in this offering will be immediately available for sale in the public market (other than any shares purchased by our affiliates);

•	after the lock-up agreements pertaining to this offering expire, up to an additional 38,825,912 shares of our Class A common stock (excluding 90,425,288 shares of our Class A common stock assuming that all outstanding LLC Units that are exchangeable for shares of Class A common stock are so exchanged), including an aggregate of 2,500,000 shares of our Class A common stock sold to certain entities affiliated with KKR, Silver Lake, TCV and Mr. Parsons in this offering, will become eligible for sale in the public market, all of which will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares of our Class A common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

In addition, subject to certain limitations and exceptions, pursuant to the terms of the Exchange Agreement we have entered into with certain of our existing owners, unit holders of Desert Newco may (subject to the terms of the Exchange Agreement) exchange LLC Units and shares of Class B common stock for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Upon the completion of this offering, these existing owners will hold 90,425,288

LLC Units, all of which will be exchangeable (together with a corresponding number of shares of our Class B common stock) for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances.

Lock-Up Agreements and Other Contractual Restrictions

Each of our executive officers and directors, KKR, Silver Lake, TCV, Mr. Parsons and the holders of substantially all of the shares of our common stock and securities exercisable for our common stock (including shares of Class A common stock issuable upon exchange of LLC Units) have entered into lock-up agreements with the underwriters or market standoff agreements with us under which they have agreed, subject to certain exceptions, that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, they will not, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any other securities convertible into or exercisable or exchangeable for our common stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our securities, whether any such transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise. Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time. See “Underwriters” for more information.

Before the completion of this offering, we will enter into a stockholder agreement with Desert Newco and each of KKR, Silver Lake, TCV and Mr. Parsons. Pursuant to the stockholder agreement, each of KKR, Silver Lake, TCV and Mr. Parsons will agree, subject to certain limited exceptions, not to transfer, sell, exchange, assign, pledge, hypothecate, convey or otherwise dispose of or encumber any shares of our Class A common stock (including shares of Class A common stock issuable upon the exchange of LLC Units) during the three-year period following this offering without the consent of each of KKR and Silver Lake, for so long as each of KKR and Silver Lake is entitled to nominate at least one director to our board of directors. Members of our senior management team and independent directors and certain holders of more than 100,000 shares of our Class A common stock (including shares of Class A common stock issuable upon the exchange of LLC Units) and/or options to purchase Class A common stock may not, subject to certain limited exceptions, transfer, sell, exchange, assign, pledge, hypothecate, convey or otherwise dispose of or encumber any shares of our Class A common stock (including shares of Class A common stock issuable upon exchange of LLC Units) during the one-year period following this offering.

Additionally, pursuant to the New LLC Agreement, our existing owners will generally be required to limit transfers in order to avoid a technical tax termination. However, each of KKR, Silver Lake, TCV and Mr. Parsons may transfer all its LLC Units even if such transfer could result in a technical tax termination if the transferring member indemnifies the other members of Desert Newco (including Go Daddy Inc.) for certain adverse tax consequences arising from any such technical tax termination and indemnifies Desert Newco for related costs. See “Certain Relationships and Related Party Transactions—Desert Newco Amended and Restated Limited Liability Company Agreement” for more information.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and other agreements described above, within any three month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our Class A common stock then outstanding, which will equal approximately 618,000 shares immediately after this offering; or

•	the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our Class A common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Pursuant to a registration rights agreement, the holders of 33,337,292 shares of our Class A common stock (excluding 74,736,741 shares of Class A common stock issuable upon the exchange of LLC Units), or their transferees, will be entitled, under certain circumstances and subject to certain restrictions, to require us to register their shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.” If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

Equity Awards

As of December 31, 2014, we had outstanding options to purchase an aggregate of 26,647,614 LLC Units that are exchangeable on a one-for-one basis for shares of our Class A common stock and 86,992 LLC Units issuable upon the vesting of RSUs that are exchangeable on a one-for-one basis for shares of our Class A common stock issuable upon the vesting of RSUs. We intend to file a registration statement on Form S-8 under the Securities Act as promptly as possible after the completion of this offering to register shares that may be issued pursuant to our equity incentive plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and applicable lock-up agreements and market standoff agreements. See “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity incentive plans.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our Class A common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income and estate tax consequences different from those set forth below. We have not sought and will not seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary applies only to Class A common stock acquired in this offering. It does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address the potential application of the tax on net investment income or any tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our Class A common stock as a position in a “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our Class A common stock as a capital asset within the meaning of Code Section 1221; or

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock, and partners in such partnerships, should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our Class A common stock arising under the U.S. federal estate or gift tax laws or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, except as modified for estate tax purposes, you are a non-U.S. holder, if you are a beneficial owner of shares of our Class A common stock other than a partnership or other entity classified as a partnership for U.S. federal income tax purposes, or:

•	an individual citizen or resident of the United States (for U.S. federal income tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

We do not plan to make any distributions on our Class A common stock. However, if we do make distributions on our Class A common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock.

Subject to the discussion below on effectively connected income, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8, including a U.S. taxpayer identification number if required, certifying qualification for the reduced rate. A non-U.S. holder of shares of our Class A common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which may then be required to provide certification to the relevant paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable tax treaty, that are attributable to a permanent establishment maintained by you in the U.S.), are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Our Class A Common Stock

Subject to discussions below regarding backup withholding and foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our Class A common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five year period preceding your disposition of, or your holding period for, our Class A common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our Class A common stock is regularly traded on an established securities market, such Class A common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5% of such regularly traded Class A common stock at any time during the shorter of the five year period preceding your disposition of, or your holding period for, our Class A common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay U.S. federal income tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% U.S. federal income tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which gain may be offset by U.S.-source capital losses for the year. You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our Class A common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on or of proceeds from the disposition of our Class A common stock made to you may be subject to additional information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act (FATCA)

Provisions commonly referred to as “FATCA” impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a disposition of our Class A common stock to a “foreign financial institution” (as specifically defined under the FATCA rules) unless such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. A U.S. federal withholding tax of 30% generally applies to dividends on and the gross proceeds from a disposition of our Class A common stock to a “non-financial foreign entity” (as specifically defined under the FATCA rules) unless such entity provides the withholding agent with either a certification that it does not have any substantial direct or indirect U.S. owners or provides information regarding direct and indirect U.S. owners of the entity or otherwise establishes an exception. The withholding provisions described above are expected to apply to payments of dividends on our Class A common stock made on or after July 1, 2014 and to payments of gross proceeds from a sale or other disposition of such Class A common stock on or after January 1, 2017. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. You should consult your tax advisors regarding these withholding provisions.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our Class A common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	5,637,500
J.P. Morgan Securities LLC	4,100,000
Citigroup Global Markets Inc.	2,050,000
Barclays Capital Inc.	1,640,000
Deutsche Bank Securities Inc.	1,640,000
RBC Capital Markets, LLC	1,640,000
KKR Capital Markets LLC	1,640,000
Stifel, Nicolaus & Company, Incorporated	820,000
Piper Jaffray & Co.	563,750
Oppenheimer & Co. Inc.	461,250
JMP Securities LLC	307,500

Total	20,500,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.66 a share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of Class A common stock made outside of the United States may be made by affiliates of the underwriters.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,000,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

Certain entities affiliated with KKR, Silver Lake, TCV and Bob Parsons, each a beneficial owner of more than 5% of our capital stock and an affiliate of a member of our board of directors, have agreed to purchase an aggregate of 2,500,000 shares of our Class A common stock offered pursuant to this prospectus on a pro rata basis based on their existing ownership (724,665, 724,665, 325,000 and 725,670 shares of our Class A common stock, respectively) directly from us at the initial public offering price. The underwriters will not receive any underwriting discounts or commissions from our sales of shares to these affiliates. FINRA deems the 724,665 shares of Class A common stock purchased by certain affiliates of KKR to be underwriting compensation and are therefore subject to certain lock-up restrictions pursuant to FINRA Rule 5110(g)(1). These affiliates of KKR have executed a lock-up agreement whereby they have agreed that such shares shall not be sold during the offering or sold, transferred, assigned, pledged or hypothecated or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such shares by any person for a period of 180 days immediately following the date of effectiveness or commencement of sales of the offering, except as permitted by FINRA Rule 5110(g)(2).

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 3,000,000 shares of our Class A common stock.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$20.00	$410,000,000	$470,000,000
Underwriting discounts and commissions to be paid by us from shares offered to the public	1.20	24,600,000	28,200,000

Proceeds, before expenses, to us from shares offered to the public	$18.80	$385,400,000	$441,180,000

The estimated paid and unpaid offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $10.8 million. We have agreed to reimburse the underwriters for up to $75,000 of expenses relating to clearance of this offering with FINRA.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We have been approved to list our Class A common stock on the New York Stock Exchange under the trading symbol “GDDY.”

We, each of our executive officers and directors, KKR, Silver Lake, TCV, Mr. Parsons and the holders of substantially all of the shares of our common stock and securities exercisable for our common stock (including shares of Class A common stock issuable upon exchange of LLC Units) have entered into lock-up agreements with the underwriters or market standoff agreements with us under which they have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any other securities convertible into or exercisable or exchangeable for our common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our securities; or

•	in our case, file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

whether any such transaction above is to be settled by delivery of our common stock or other securities, in cash or otherwise. The lock-up agreements are subject to certain exceptions, including for (i) charitable gifts by certain of our stockholders of up to 0.5% of the common stock beneficially owned by the party to the lock-up and its affiliates, (ii) transfers by our stockholders of our securities pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our securities involving a “change in control” occurring after this offering that has been approved by our board of directors and (iii) the sale or issuance of securities by us in connection with one or more acquisitions or other similar strategic transactions provided that the aggregate amount of securities sold or issued shall not exceed 5% of the total number of shares of Class A common stock issued and outstanding immediately following the completion of this offering and the Reorganization Transactions described under “Organizational Structure” (assuming that all outstanding LLC Units that are exchangeable for shares of Class A common stock are so exchanged) and provided that the recipient of the securities enters into a lock-up agreement with the underwriters for the remainder of the restricted period.

The restricted period described in the preceding paragraph will be extended, subject to the rules and regulations of the Financial Industry Regulatory Authority, or FINRA, in effect at the time, if:

•	during the last 17 days of the restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period or provide notification to Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC of any earnings release or material news or material event that may give rise to an extension of the initial restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and banking services for us, for which they received or will receive customary fees and expenses. Certain of the underwriters or their respective affiliates are lenders under our credit facility.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our revenue and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Member

State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“the FSMA”) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Hong Kong

Each underwriter has represented and agreed that:

(a) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any of our Class A common stock other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b) it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our Class A common stock, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

Chile

The shares are not registered in the Securities Registry (Registro de Valores) or subject to the control of the Chilean Securities and Exchange Commission (Superintendencia de Valores y Seguros de Chile). This prospectus supplement and other offering materials relating to the offer of the shares do not constitute a public offer of, or an invitation to subscribe for or purchase, the shares in the Republic of Chile, other than to individually identified purchasers pursuant to a private offering within the meaning of Article 4 of the Chilean Securities Market Act (Ley de Mercado de Valores) (an offer that is not “addressed to the public at large or to a certain sector or specific group of the public”).

CONFLICTS OF INTEREST

KKR Capital Markets LLC, an underwriter of this offering, is an affiliate of KKR, the investment adviser to certain of our existing owners, and is deemed to be our affiliate for purposes of FINRA Rules 5121(f)(1) and 5121(f)(5)(B). Because these existing owners will own more than 10% of our outstanding capital stock, a “conflict of interest” is deemed to exist under FINRA Rule 5121(f)(5)(B). Accordingly, this offering is being made in compliance with the requirements of Rule 5121(a)(1)(A). Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering as the member primarily responsible for managing the public offering does not have a conflict of interest, is not an affiliate of any member that has a conflict of interest and meets the requirements of paragraph (f)(12)(E) of Rule 5121. In accordance with Rule 5121, KKR Capital Markets LLC will not sell any of our securities to a discretionary account without receiving written approval from the account holder.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of Class A common stock being offered by this prospectus. The underwriters have been represented by Davis Polk & Wardwell LLP, Menlo Park, California. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, P.C. own less than 0.2% of our LLC Units as of December 31, 2014, that may be exchanged for shares of our Class A common stock pursuant to the Exchange Agreement described in “Certain Relationships and Related Party Transactions—Exchange Agreement.”

EXPERTS

The balance sheets of GoDaddy Inc. as of June 2, 2014 and December 31, 2014 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Desert Newco at December 31, 2013 and December 31, 2014 and for each of the three years in the period ended December 31, 2014 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Information contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the exhibit. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the registration statement and exhibits. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the website of the SEC referred to above. We also maintain a website at www.godaddy.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF ERNST & YOUNG, LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of GoDaddy Inc.

We have audited the accompanying balance sheets of GoDaddy Inc. as of June 2, 2014 and December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GoDaddy Inc. as of June 2, 2014 and December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Phoenix, Arizona

February 24, 2015

GoDaddy Inc.

Balance Sheets

	June 2, 2014	December 31, 2014
Assets
Current assets:
Cash and cash equivalents	$1	$1

Total assets	$1	$1

Commitments and contingencies

Stockholder’s equity
Stockholder’s equity:
Common stock, $0.001 par value, 1,000 shares authorized, issued and outstanding	$1	$1

Total stockholder’s equity	$1	$1

See accompanying notes to balance sheets.

GoDaddy Inc.

Notes to Balance Sheets

1.	Organization and Background

GoDaddy Inc. (we or our) was incorporated in Delaware on May 28, 2014. Pursuant to a reorganization into a holding company structure, we will be a holding company and our principal asset will be a controlling equity interest in Desert Newco, LLC (Newco). As the sole managing member of Newco, we will operate and control all of the business and affairs of Newco, and through Newco and its subsidiaries, conduct our business.

Basis of Presentation

The balance sheets have been prepared in accordance with U.S. generally accepted accounting principles. Statements of income, stockholders’ equity and cash flows have not been presented because we have not engaged in any business or other activities except in connection with our formation.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and other highly liquid investments purchased with a remaining maturity of 90 days or less at the date of acquisition. Cash and cash equivalents are carried at fair value, which approximates carrying value.

Income Taxes

We are treated as a subchapter C corporation, and therefore, are subject to both federal and state income taxes. Newco continues to be recognized as a limited liability company, a pass-through entity for income tax purposes.

3.	Stockholders’ Equity

On May 28, 2014, we were authorized to issue 1,000 shares of common stock, $0.001 par value. On June 2, 2014, we issued 1,000 shares for $1.00, all of which are owned by Newco.

4.	Subsequent Events

We have evaluated subsequent events through February 24, 2015, the date on which our audited balance sheets were available to be issued.

On February 23, 2015, our board of directors (the Board) adopted the 2015 Equity Incentive Plan (the 2015 Plan), subject to stockholder approval. An amount equal to 4% of the number of shares of common stock outstanding upon completion of our planned initial public offering plus any shares rolled over from the Desert Newco, LLC 2011 Unit Incentive Plan (together, the Initial Equity Pool) have been reserved for issuance pursuant to the 2015 Plan, which will become effective on the effective date of our planned initial public offering. The number of shares reserved for issuance under the 2015 Plan will be increased automatically on January 1st of each year, beginning in 2016, by a number equal to the least of (i) 200% of the shares in the Initial Equity Pool, (ii) 4% of the total shares of common stock outstanding as of the last day of the year preceding the increase date or (iii) such other number of shares determined by our Board.

On February 23, 2015, our Board adopted the 2015 Employee Stock Purchase Plan (the 2015 ESPP), subject to stockholder approval. A total of 2,000,000 shares of Class A common stock have been reserved for issuance pursuant to the 2015 ESPP, which will become effective on the effective date of our planned initial public

GoDaddy Inc.

Notes to Balance Sheets

offering. The number of shares reserved for issuance under the 2015 ESPP will be increased automatically on January 1st of each year, beginning in 2016, by a number equal to the least of (i) 1,000,000 shares, (ii) 1% of the total shares of common stock outstanding as of the last day of the year preceding the increase date or (iii) such other number of shares determined by our Board.

On February 23, 2015, our Board approved, subject to stockholder approval, a restated certificate of incorporation to become effective prior to our planned initial public offering. The restated certificate of incorporation authorizes the issuance of up to 1,000,000,000 shares of Class A common stock, up to 500,000,000 shares of Class B common stock and up to 50,000,000 shares of undesignated preferred stock, each having a par value of $0.001 per share.

REPORT OF ERNST & YOUNG, LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Members of Desert Newco, LLC

We have audited the accompanying consolidated balance sheets of Desert Newco, LLC as of December 31, 2013 and 2014 and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Desert Newco, LLC at December 31, 2013 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Phoenix, Arizona

February 24, 2015, except for the effect of the reverse split of LLC Units as described in Note 15, as to which the date is March 11, 2015

DESERT NEWCO, LLC

Consolidated Balance Sheets

(In thousands)

	December 31,
	2013	2014
Assets
Current assets:
Cash and cash equivalents	$95,430	$138,968
Short-term investments	3,191	3,003
Accounts receivable	5,283	3,527
Registry deposits	15,142	17,798
Prepaid domain name registry fees	255,083	272,803
Prepaid expenses and other current assets	30,893	23,926
Deferred tax assets	853	857

Total current assets	405,875	460,882
Property and equipment, net	183,248	220,905
Prepaid domain name registry fees, net of current portion	149,004	152,848
Goodwill	1,627,565	1,661,177
Intangible assets, net	836,038	749,653
Other assets	11,024	17,830
Deferred tax assets, net of current portion	376	1,510

Total assets	$3,213,130	$3,264,805

Liabilities and members’ equity
Current liabilities:
Accounts payable	$24,027	$31,924
Accrued expenses	130,724	112,558
Current portion of deferred revenue	702,258	823,284
Current portion of long-term debt	1,520	4,983

Total current liabilities	858,529	972,749
Deferred revenue, net of current portion	383,898	429,228
Long-term debt, net of current portion	1,083,934	1,413,939
Other long-term liabilities	10,341	38,498
Deferred tax liabilities	5,680	—

Commitments and contingencies

Redeemable units	58,241	—

Members’ equity:
Members’ interest	1,345,017	1,086,206
Accumulated deficit	(532,510)	(675,815)

Total members’ equity	812,507	410,391

Total liabilities and members’ equity	$3,213,130	$3,264,805

See accompanying notes to consolidated financial statements.

DESERT NEWCO, LLC

Consolidated Statements of Operations

(In thousands, except per unit data)

	Year Ended December 31,
	2012	2013	2014
Revenue:
Domains	$588,500	$671,591	$763,273
Hosting and presence	271,433	380,649	507,880
Business applications	50,970	78,605	116,109

Total revenue	910,903	1,130,845	1,387,262

Costs and operating expenses(1):
Cost of revenue (excluding depreciation and amortization)	430,299	473,868	518,382
Technology and development	175,406	207,941	254,440
Marketing and advertising	130,123	145,482	164,671
Customer care	132,582	150,932	190,503
General and administrative	106,377	143,980	168,383
Depreciation and amortization	138,620	140,567	152,759

Total costs and operating expenses	1,113,407	1,262,770	1,449,138

Operating loss	(202,504)	(131,925)	(61,876)
Interest expense	(79,092)	(70,978)	(84,997)
Other income (expense), net	2,326	1,877	744

Loss before income taxes	(279,270)	(201,026)	(146,129)
Benefit for income taxes	218	1,142	2,824

Net loss	$(279,052)	$(199,884)	$(143,305)

Net loss per unit—basic and diluted	$(2.21)	$(1.58)	$(1.11)

Weighted-average units outstanding—basic and diluted	126,098	126,663	128,567

(1) Costs and operating expenses include equity-based compensation expense as follows:

Cost of revenue	$13	$21	$8
Technology and development	1,560	4,704	10,445
Marketing and advertising	1,581	2,585	6,122
Customer care	329	586	792
General and administrative	8,197	8,552	12,818

See accompanying notes to consolidated financial statements.

DESERT NEWCO, LLC

Consolidated Statements of Members’ Equity

(In thousands)

	Members’ Interest		Accumulated Deficit	Total
	Units	Amount
Balance at December 31, 2011	126,012	$1,327,118	$(53,574)	$1,273,544
Net loss	—	—	(279,052)	(279,052)
Equity-based compensation expense	—	11,680	—	11,680
Change in value of redeemable units	—	24,049	—	24,049
Issuance of units in acquisitions	186	1,894	—	1,894
Unit repurchases	(2,463)	(18,391)	—	(18,391)
Option exercises	2,465	14	—	14

Balance at December 31, 2012	126,200	1,346,364	(332,626)	1,013,738
Net loss	—	—	(199,884)	(199,884)
Equity-based compensation expense	—	16,448	—	16,448
Capital contributions	232	2,750	—	2,750
Change in value of redeemable units	—	(25,929)	—	(25,929)
Issuance of units and warrants in acquisitions	983	4,860	—	4,860
Unit repurchases	(87)	(356)	—	(356)
Option and warrant exercises	231	880	—	880

Balance at December 31, 2013	127,559	1,345,017	(532,510)	812,507
Net loss	—	—	(143,305)	(143,305)
Equity-based compensation expense	—	30,185	—	30,185
Distributions to unit and option holders	—	(349,591)	—	(349,591)
Change in value of redeemable units	—	(16,926)	—	(16,926)
Reclassification of redeemable units to members’ interest	—	75,167	—	75,167
Unit repurchases	(323)	(1,635)	—	(1,635)
Option and warrant exercises	1,767	3,989	—	3,989

Balance at December 31, 2014	129,003	$1,086,206	$(675,815)	$410,391

See accompanying notes to consolidated financial statements.

DESERT NEWCO, LLC

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2012	2013	2014
Operating activities
Net loss	$(279,052)	$(199,884)	$(143,305)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	138,620	140,567	152,759
Equity-based compensation	11,680	16,448	30,185
Accretion of original issue discount	6,977	7,934	7,789
Amortization of deferred financing costs	1,298	1,362	1,269
Other	(574)	(112)	1,271
Changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	478	(2,388)	1,756
Registry deposits	2,396	230	(2,656)
Prepaid domain name registry fees	(36,746)	(29,228)	(21,565)
Prepaid expenses and other current assets	796	(11,684)	6,950
Other assets	3,522	1,470	(6,616)
Deferred taxes	(597)	(3,501)	(6,818)
Accounts payable	2,401	1,932	8,545
Accrued expenses	1,586	60,582	(22,334)
Deferred revenue	252,448	169,145	166,357
Other long-term liabilities	877	440	6,981

Net cash provided by operating activities	106,110	153,313	180,568

Investing activities
Purchases of short-term investments	(17,657)	(12,762)	(9,003)
Maturities of short-term investments	20,140	12,744	9,192
Business acquisitions, net of cash acquired	(17,679)	(156,759)	(40,739)
Purchases of property and equipment, excluding improvements	(41,959)	(42,699)	(51,859)
Purchases of leasehold and building improvements	(2,271)	(9,390)	(16,042)
Other	61	400	1,132

Net cash used in investing activities	(59,365)	(208,466)	(107,319)

Financing activities
Capital contributions from members	—	2,750	—
Distributions paid to unit and option holders	—	—	(348,965)
Unit repurchases	(18,391)	(356)	(1,635)
Proceeds from exercises of options and warrants	14	880	3,989
Proceeds from term loan	—	100,000	263,750
Proceeds from revolving credit loan	—	—	75,000
Repayment of term loan	(7,500)	(7,750)	(7,625)
Payment of financing-related costs	(9,000)	(4,065)	(8,396)
Repayment of other financing obligations	(210)	(339)	(4,118)
Payment of deferred offering costs	—	—	(1,711)

Net cash provided by (used in) financing activities	(35,087)	91,120	(29,711)

Net increase in cash and cash equivalents	11,658	35,967	43,538
Cash and cash equivalents, beginning of period	47,805	59,463	95,430

Cash and cash equivalents, end of period	$59,463	$95,430	$138,968

Supplemental cash flow information:
Cash paid during the period for:
Interest	$71,185	$61,775	$75,353
Income taxes, net of refunds received	$63	$2,546	$2,290

Supplemental information for non-cash investing and financing activities:
Fair value of contingent consideration in connection with acquisitions	$—	$—	$2,300
Accrued capital expenditures, excluding improvements, at period end	$3,090	$8,337	$5,802
Accrued capital expenditures, leasehold and building improvements, at period end	$29	$1,256	$373
Building acquired under lease financing obligation	$—	$5,267	$18,085

See accompanying notes to consolidated financial statements.

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

1.	Organization and Background

Description of Business

Desert Newco, LLC (Newco, we, us or our) is a leading technology provider to small businesses, web design professionals and individuals, delivering simple, easy-to-use cloud-based products and outcome-driven, personalized customer care. We operate the world’s largest domain marketplace and provide website building, hosting and security tools to help customers easily construct and protect their online presence and tackle the rapidly changing technology landscape. As our customers grow, we provide applications helping them connect to their customers, manage and grow their businesses and get found online.

On December 16, 2011, investment funds managed by Kohlberg Kravis Roberts & Co. L.P., Silver Lake Partners and Technology Crossover Ventures (collectively, the Funds) along with other investors purchased 71.4% of Newco from The Go Daddy Group, Inc. (Holdings) in a transaction we refer to as the Merger. As a result of the Merger, we applied purchase accounting and a new basis of accounting beginning on December 17, 2011.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP), and include our accounts and the accounts of our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Prior Period Reclassifications

Reclassifications of certain immaterial prior period amounts have been made to conform to the current period presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions affecting amounts reported in our consolidated financial statements. Our more significant estimates include:

•	the determination of the best estimate of selling price of the deliverables included in multiple-deliverable revenue arrangements,

•	the fair value of assets acquired and liabilities assumed in business combinations,

•	the assessment of recoverability of long-lived assets (property and equipment, goodwill and intangible assets),

•	the estimated reserve for refunds,

•	the estimated useful lives of intangible and depreciable assets,

•	the fair value of equity-based awards,

•	the recognition, measurement and valuation of current and deferred income taxes and

•	the recognition and measurement of loss contingencies, indirect tax liabilities and certain accrued liabilities.

We periodically evaluate these estimates and adjust prospectively, if necessary. We believe our estimates and assumptions are reasonable; however, actual results may differ from our estimates.

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

Segments

Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. Our chief operating decision maker function evaluates performance and makes operating decisions about allocating resources based on financial data presented on a consolidated basis. Accordingly, management has determined we have one operating and reportable segment.

2.	Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand and other highly liquid investments purchased with a remaining maturity of 90 days or less at the date of acquisition as well as payments related to third-party payment processor transactions which are normally processed within 72 hours. Amounts receivable and included in cash and cash equivalents related to these payment processor transactions totaled $10,054 and $11,611 at December 31, 2013 and 2014, respectively.

Short-Term Investments

Our short-term investments consist of bank time deposits with an original maturity in excess of 90 days, which are carried at fair value. All short-term investments are pledged as collateral against outstanding letters of credit. The estimated fair value of our short-term investments is determined based on quoted market prices and approximated historical cost. We did not have any realized or unrealized gains or losses on sales of short-term investments during any of the periods presented.

We classify our short-term investments as available-for-sale at the time of purchase and reevaluate such classification at each balance sheet date. We may sell our short-term investments at any time for use in current operations or for other purposes, such as consideration for acquisitions, even if they have not yet reached maturity. As a result, we classify our short-term investments, including investments with maturities beyond 12 months, as current assets in our consolidated balance sheets.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at invoiced amounts. We evaluate our accounts receivable for collectability and record an allowance for doubtful accounts as necessary. For all periods presented, the allowance for doubtful accounts was not material.

Registry Deposits

Registry deposits represent amounts on deposit with various domain name registries to be used by us to make payments for future domain registrations or renewals.

Prepaid Domain Name Registry Fees

Prepaid domain name registry fees represent amounts paid to a registry at the time a domain is registered or renewed. These amounts are amortized to cost of revenue over the same period revenue is recognized for the related domain registration contract, which typically ranges from one to ten years.

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

Property and Equipment

Property and equipment is stated at cost. Depreciation, including for assets acquired under capital leases, is charged to operations over the shorter of the estimated useful life or the lease term of the applicable assets using the straight-line method beginning on the date an asset is placed in service. Each period, we evaluate the estimated remaining useful lives of our property and equipment to determine whether events or changes in circumstances warrant a revision to the remaining period of depreciation.

Maintenance and repairs are charged to expense as incurred. When property or equipment is sold or retired, the related cost and accumulated depreciation is removed from our accounts and any gain or loss is included in other income (expense), net in our consolidated statements of operations.

Property and equipment consisted of the following:

	Estimated Useful Lives	December 31,
		2013	2014
Land	Indefinite	$9,000	$9,000
Computer equipment	3 years	161,524	209,487
Buildings, including improvements	2-25 years	101,054	102,496
Software	3 years	17,483	24,552
Leasehold improvements	Lesser of useful life or remaining lease term	12,484	28,009
Other	1-7 years	3,293	7,651
Building acquired under lease financing obligation	40 years	5,267	18,085

Total property and equipment		310,105	399,280
Less accumulated depreciation and amortization		(126,857)	(178,375)

Property and equipment, net		$183,248	$220,905

Property and equipment, net included $2,693 and $14,688 acquired under capital lease agreements as of December 31, 2013 and 2014, respectively. Depreciation and amortization expense related to property and equipment was $75,145, $50,174 and $55,574 during 2012, 2013 and 2014, respectively.

Capitalized Internal-Use Software Costs

Costs incurred to develop software for internal-use and for our websites are capitalized and amortized over such software’s estimated useful life. Costs related to the design or maintenance of internal-use software are included in technology and development expenses as incurred. Costs capitalized during all periods presented have not been material.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets acquired in business combinations. Indefinite-lived intangible assets consist of trade names and branding acquired in the Merger. Goodwill and indefinite-lived intangible assets are not amortized to earnings, but are assessed for impairment at least annually. We assess impairment annually for our single reporting unit during the fourth quarter of each year. We also perform an assessment at other times if events or

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

changes in circumstances indicate the carrying value of these assets may not be recoverable. If, based on qualitative analysis, we determine it is more-likely-than-not the fair value of our reporting unit is less than its carrying amount, a two-step goodwill impairment test is performed. Our qualitative analysis did not indicate impairment during any of the periods presented.

Long-Lived Assets and Finite-Lived Intangible Assets

Finite-lived intangible assets are amortized over their estimated useful lives, which are as follows:

Customer relationships acquired in the Merger	9 years
Customer relationships	1-5 years
Developed technology	3-7 years
Trade names	2-5 years
Other	3 years

Customer relationships are primarily amortized based on expected customer attrition. Developed technology, finite-lived trade names and other intangibles are amortized on a straight-line basis over the period in which we expect to receive the benefit of the assets. Each period, we evaluate the estimated remaining useful lives of our intangible assets to determine whether events or changes in circumstances warrant a revision to the remaining period of amortization.

Long-lived assets and finite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be fully recoverable. An impairment loss is recognized if the sum of the expected long-term undiscounted cash flows the asset is expected to generate is less than the carrying amount of the asset being evaluated. Any write-downs are treated as permanent reductions in the carrying amount of the respective asset.

Deferred Offering Costs

Deferred offering costs, primarily consisting of legal, accounting and other fees relating to our planned initial public offering, are capitalized and included in other assets in our consolidated balance sheets. These costs will be offset against our initial public offering proceeds upon the completion of the offering. In the event the offering is terminated, all deferred costs will be expensed. As of December 31, 2013 and 2014, we had capitalized $0 and $6,137 of deferred offering costs, respectively.

Debt Issuance Costs

We defer and amortize issuance costs, underwriting fees and related expenses incurred in connection with the issuance of debt instruments using the effective interest method over the terms of the respective instruments.

Leases

We lease office and data center space in various locations. Rent expense under operating leases is recognized on a straight-line basis over the lease term taking into consideration rent abatements, scheduled rent increases and any lease incentives.

We record assets and liabilities for estimated construction costs incurred under build-to-suit lease arrangements to the extent we are involved in the construction of structural improvements or take construction risk prior to commencement of a lease. Upon completion of the construction project, we evaluate our level of continuing involvement in the facility. If we maintain significant continuing involvement, we continue to account

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

for the facility as a financing obligation. Otherwise, we record a sale of the facility back to the landlord, and accordingly, the related construction assets and liabilities are removed from our consolidated financial statements.

Foreign Currency

Our functional currency, and the functional currency of each of our subsidiaries, is the U.S. dollar. Assets denominated in foreign currencies are remeasured into U.S. dollars at period-end exchange rates. Foreign currency based revenue and expense transactions are measured at transaction date exchange rates. Foreign currency gains and losses are recorded in other income (expense), net in our consolidated statements of operations, and were $(575), $(711) and $(2,952) during 2012, 2013 and 2014, respectively.

Revenue Recognition

Revenue is recorded when persuasive evidence of an arrangement exists, delivery of the product has occurred, the selling price is fixed or determinable and collectability is reasonably assured. Cash received in advance of revenue recognition is recorded as deferred revenue.

We maintain a reserve to provide for refunds granted to customers. Our reserve is an estimate based on historical refund experience. Refunds reduce deferred revenue at the time they are granted and result in a reduced amount of revenue recognized over the contract term of the applicable product compared to the amount originally expected.

Consideration provided to customers for sales incentives or service disruption credits is recorded as a reduction of revenue at the later of the time the related revenue is recognized or when such consideration is offered. During 2012, we recorded a $10,378 reduction of revenue for credits provided to customers, of which $6,787 reduced hosting and presence revenue and $3,591 reduced business applications revenue. Such incentives and credits were not material in 2013 and 2014.

The majority of our revenue arrangements consist of multiple-element arrangements. Revenue arrangements with multiple deliverables are divided into separate units of accounting if each deliverable has stand-alone value to the customer. Our multiple-element arrangements may include a combination of some or all of the following: domain registrations, website hosting products, website building products, Secure Sockets Layer (SSL) certificates and other cloud-based products. Each of these products has stand-alone value and are sold separately. Typically, the deliverables within multiple-element arrangements are provided over the same contract term, and therefore, revenue is recognized over the same period.

Consideration is allocated to each deliverable at the inception of an arrangement based on relative selling prices. We determine the relative selling price for each deliverable based on our vendor-specific objective evidence of selling price (VSOE) or our best estimate of selling price (BESP), if VSOE is not available. We have determined third-party evidence of selling price (TPE) is not a practical alternative due primarily to the significant variability among available third-party pricing information for similar products and differences in the features of our product offerings compared to other parties.

We have established VSOE for certain of our business applications products as a consistent number of stand-alone sales of these products have been priced within a reasonably narrow range. We have not established VSOE for our remaining products due to a lack of pricing consistency, primarily related to our marketing strategies and variability in pricing due to promotional activity.

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

For products where VSOE is not available, we determined BESP by considering our overall pricing objectives and market conditions. Significant factors taken into consideration include historical and expected discounting practices, the size, volume and term length of transactions, customer demographics, the geographic areas in which our products are sold and our overall go-to-market strategy.

We sell our products directly to customers and also through a network of resellers. In certain cases, we act as a reseller of products provided by others. The determination of gross or net revenue recognition is reviewed on a product by product basis and is dependent on whether we act as principal or agent in the transaction. Revenue associated with sales through our network of resellers is recorded on a gross basis as we have determined we are the primary obligor in the contractual arrangements with end customers. The commission paid to resellers is expensed as a cost of revenue over the same period in which the associated revenue is recognized.

Domains. Domains revenue primarily consists of domain registrations and renewals, domain privacy, domain application fees, domain back-orders and aftermarket domain sales. Domain registrations provide a customer with the exclusive use of a domain during the applicable contract term. After the contract term expires, unless renewed, the customer can no longer access the domain. Fees are recorded as deferred revenue at the time of sale, and revenue, other than aftermarket domain sales, is recognized ratably on a daily basis over the term of each contract. Aftermarket domain revenue is recognized when control of the domain is transferred to the buyer.

Hosting and presence. Hosting and presence revenue primarily consists of website hosting products, website building products, an online shopping cart, search engine optimization and SSL certificates for encrypting data between the online browser and the certificate owner’s server. Fees are recorded as deferred revenue at the time of sale, and revenue is recognized ratably on a daily basis over the term of each contract.

Business applications. Business applications revenue primarily consists of email accounts, online calendar, online data storage, third-party productivity applications, email marketing and enrollment fees paid by resellers. Fees are recorded as deferred revenue at the time of sale, and revenue is recognized ratably on a daily basis over the term of each contract.

Operating Expenses

Cost of Revenue (excluding depreciation and amortization)

Substantially all cost of revenue relates to domain registration costs. Cost of revenue also includes professional website development personnel costs, reseller commissions, payment processing fees and software licensing fees directly related to products sold.

Technology and Development

Technology and development expenses primarily consist of personnel costs associated with the design, development, deployment, testing, operation and enhancement of our products as well as costs associated with the data centers, systems, storage and telecommunications infrastructure supporting those products (excluding depreciation expense). Technology and development expenses also include third-party development costs, localization costs incurred to translate products for international markets and technology licensing and support and maintenance costs.

Costs related to software development are included in technology and development expense until the preliminary stages of development are concluded. Development costs incurred subsequent to the preliminary stages of development and prior to the completion of all substantive testing of a product offering are capitalized

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

and amortized to cost of revenue over the estimated life of each product. Costs capitalized during all periods presented have not been material. Costs related to the enhancement of existing products are included in technology and development as incurred.

Marketing and Advertising

Marketing and advertising expenses primarily consist of online traffic generation costs, television and radio advertising, spokesperson and event sponsorships, personnel costs associated with our marketing and public relations functions and affiliate program commissions.

Advertising costs are expensed either as incurred, at the time a commercial initially airs or when a promotion first appears in the media. Advertising expenses were $114,955, $121,114 and $139,432 during 2012, 2013 and 2014, respectively. At December 31, 2014, we had contractual commitments for certain marketing agreements with future payments totaling $23,737 due in 2015.

Customer Care

Customer care expenses primarily consist of personnel costs associated with our customer care center. Customer care expenses also include third-party customer care center operating costs.

General and Administrative

General and administrative expenses primarily consist of personnel and related overhead costs for our executive leadership, accounting, finance, legal and human resource functions. General and administrative expenses also include professional service fees for audit, legal, tax, accounting and acquisitions, rent for all office space, insurance and other general costs.

Equity-Based Compensation

In connection with the Merger, certain Holdings’ stock options were exchanged for fully-vested options in Newco (the Rollover Options), and were recorded at fair value determined using the Black-Scholes option pricing model at the Merger date.

Option grants are accounted for using the fair value method. Grant date fair values are determined using the Black-Scholes option pricing model and a single option award approach. The measurement date for performance vesting options is the date on which the applicable performance criteria are approved by our board of directors (the Board). Key assumptions used in the determination of fair value are as follows:

Expected Life—Represents the period equity-based awards are expected to be outstanding. Because of the lack of sufficient historical data necessary to calculate the expected life, we use the average of the vesting term and the contractual term to estimate the expected life for equity-based awards.

Expected Stock Volatility—Based on the weighted-average of the historical stock price volatilities of a group of comparable public companies.

Expected Dividend Yield—We use a dividend rate of 0.0% based on the expectation of not paying dividends in the foreseeable future.

Risk-Free Interest Rate—Based on the yield curve of a zero-coupon U.S. Treasury bond with a maturity equal to the expected term of the option on the grant date.

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

The fair value of options granted was estimated using the following weighted-average assumptions:

	Year Ended December 31,
	2012	2013	2014
Expected life of options (in years)	6.5	6.5	6.5
Expected volatility	43.8%	43.9%	42.2%
Expected dividend yield	—	—	—
Risk-free interest rate	1.0%	1.2%	1.9%

Historical data is used to estimate the expected number of future option forfeitures, which is adjusted based on actual experience.

Income Taxes

We are structured generally as a limited liability company taxed as a partnership for U.S. income tax purposes. Under these provisions, we are considered a pass-through entity and generally do not pay corporate income taxes on our taxable income in most jurisdictions. We are liable for income taxes in certain foreign countries, in those states not recognizing our pass-through status and for certain subsidiaries not taxed as pass-through entities. Amounts relating to these income taxes are recorded as benefit (provision) for income taxes in our consolidated statements of operations. Amounts we pay for income taxes attributable to our members are accounted for as ownership transactions. Amounts accrued for the future payment of income taxes are included in accrued expenses in our consolidated balance sheets.

Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in our consolidated financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover deferred tax assets within the jurisdiction from which they arise, we consider all positive and negative evidence including our three-year cumulative historical operating results, ongoing tax planning strategies and our forecast of future taxable income, on a jurisdiction by jurisdiction basis.

We recognize tax benefits from uncertain tax positions only if it is more-likely-than-not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit having a greater than 50 percent likelihood of being realized upon ultimate settlement.

Comprehensive Loss

Our comprehensive loss is equivalent to our net loss during each of the periods presented, and as such, no statement of other comprehensive loss is presented.

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. The framework for measuring fair value provides a three-tier hierarchy prioritizing inputs to valuation techniques used in measuring fair value as follows:

Level 1—Observable inputs such as quoted prices for identical assets or liabilities in active markets;

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

Level 2—Inputs, other than quoted prices for identical assets or liabilities in active markets, which are observable either directly or indirectly; and

Level 3—Unobservable inputs in which there is little or no market data requiring the reporting entity to develop its own assumptions.

We have no significant assets or liabilities measured at fair value on a recurring basis.

Business Combinations

We include the results of operations of acquired businesses as of the respective acquisition dates. Purchase price is allocated to the tangible and intangible assets acquired and the liabilities assumed based on their estimated fair values, with the excess recorded as goodwill. If applicable, we estimate the fair value of contingent consideration payments in determining the purchase price. Contingent consideration is then adjusted to fair value in subsequent periods as an increase or decrease in general and administrative expenses in our consolidated statements of operations. Acquisition related costs are expensed as incurred.

Concentrations of Risks

Our financial instruments exposed to concentrations of credit risk consist primarily of cash and cash equivalents and short-term investments. Although we deposit cash with multiple banks, these deposits, including those held in foreign branches of global banks, may exceed the amount of insurance provided on such deposits. These deposits may generally be redeemed upon demand and bear minimal risk.

No single customer represented over 10% of our total revenue for any period presented.

In order to reduce the risk of downtime of the products we provide, we have established data centers in various geographic regions. We have internal procedures to restore products in the event of disaster at any of our data center facilities. We serve our customers and users from data center facilities operated either by us or third parties, which are located in Mesa, Scottsdale and Phoenix, Arizona; Los Angeles, California; Ashburn, Virginia; Singapore and Amsterdam, The Netherlands. Even with these procedures for disaster recovery in place, the availability of our products could be significantly interrupted during the implementation of restoration procedures.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued a converged standard on revenue recognition from contracts with customers. The new standard’s core principle is the recognition of revenue when promised goods or services are transferred to customers in an amount reflecting the consideration to which a company expects to be entitled in exchange for those goods or services. Furthermore, this new standard will require enhanced disclosures and will provide additional guidance for multiple-element revenue arrangements. Companies will need to use more judgment than is required under existing guidance. These judgments may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. This new standard permits the use of either the retrospective or cumulative effect transition method. We expect the guidance will be effective for us in the first quarter of 2017 and early adoption is not permitted. We have not yet selected a transition method and are currently evaluating the impact of this new standard on our consolidated financial statements.

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

In August 2014, the FASB issued new guidance regarding disclosure of uncertainties about an entity’s ability to continue as a going concern. This guidance defines management’s responsibility to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. We do not expect the adoption of this guidance, effective for us in 2017, to have a material impact on our consolidated financial statements.

3.	Acquisitions

2014 Acquisition

In August 2014, we completed an acquisition for consideration consisting of cash of $42,000 and contingent consideration of up to an additional $3,000 payable upon the achievement of specified milestones. We recognized a liability of $2,300 representing the estimated fair value of the contingent consideration at the acquisition date. This acquisition is not material to our results of operations, and as a result, no proforma financial information is presented.

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based upon our assessment of their relative fair values as of the acquisition date with $33,612 attributed to goodwill, which is deductible for income tax purposes, $10,800 to identified intangible assets and $112 of net liabilities assumed. The identified intangible assets, which primarily include developed technology and customer relationships valued using either income- or cost-based approaches, have a total weighted-average amortization period of 4.5 years. The acquisition is expected to provide enhanced online capabilities to our customers, and goodwill was primarily attributable to synergies expected to arise after the acquisition.

Media Temple

In October 2013, we completed the acquisition of 100% of the stock of Media Temple, Inc., a provider of website hosting and other cloud-based products, for consideration of $94,480 in cash. This acquisition is not material to our results of operations, and as a result, no proforma financial information is presented.

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based upon our assessment of their relative fair values as of the acquisition date with $66,536 attributed to goodwill, which is not deductible for income tax purposes, $35,200 to identified intangible assets, $7,358 to property and equipment, $8,100 to deferred revenue, $7,634 to net deferred tax liabilities resulting primarily from the non-deductibility of intangible assets amortization expense and $1,120 to other net assets acquired. The identified intangible assets, which primarily include customer relationships, developed technology and trade names valued using income-based approaches, have a total weighted-average amortization period of 4.9 years. Goodwill was primarily attributable to the value of the assembled workforce along with the creation of expanded market opportunities for our various products.

Fair values and useful lives assigned to intangible assets were based on the estimated value and use of these assets by a market participant. The property and equipment balance of $7,358 includes a decrease of $1,307 from historical carrying amounts necessary to present these assets at fair value. The fair value of the deferred revenue of $8,100 was determined using a cost-plus profit approach, which estimated the cost to fulfill the obligations plus a normal profit margin, which resulted in a $2,737 reduction from the historic deferred revenue balance. We recognize this deferred revenue over the periods required to satisfy the acquired customer obligations.

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

Other 2013 Acquisitions

During 2013, we completed four other acquisitions for total aggregate consideration consisting of: (1) cash of $64,047; (2) 365 Newco units valued at $4,139; (3) warrants for the purchase of 126 Newco units valued at $568; and (4) the assumption of vested options valued at $153. These acquisitions are not material to our results of operations, and as a result, no proforma financial information is presented.

The aggregate purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based upon our assessment of their relative fair values as of the respective acquisition dates with $45,805 attributed to goodwill, of which $30,825 is not deductible for income tax purposes, $24,530 to identified intangible assets and $1,428 of net liabilities assumed. The identified intangible assets, which include branding, developed technology and customer relationships valued using either income- or cost-based approaches, have a total weighted-average amortization period of 4.1 years. Goodwill was primarily attributable to synergies expected to arise after the acquisitions and the value of assembled workforces.

In connection with one of the acquisitions, we issued 618 Newco units valued at $7,003 subject to employment-based vesting over a period of 30 months following the acquisition date. As vesting of these awards is subject to continuing employment, we record equity-based compensation expense over the vesting period, which is included in the amounts shown in Note 6.

2012 Acquisition

During 2012, we completed an acquisition for consideration consisting of $17,775 in cash and 186 Newco units valued at $1,894. This acquisition is not material to our results of operations, and as a result, no proforma financial information is presented.

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based upon our assessment of their relative fair values as of the acquisition date with $9,800 attributed to identified intangible assets, $9,386 to goodwill, which is deductible for income tax purposes, and $483 to other net assets acquired. The identified intangible assets, which include developed technology, customer relationships and trade names valued using income-based approaches, have a total weighted-average amortization period of 4.8 years. Goodwill was primarily attributable to synergies expected to arise after the acquisition and the value of the assembled workforce.

4.	Goodwill and Intangible Assets

The following table summarizes changes in our goodwill balance:

Balance at December 31, 2012	$1,515,224
Goodwill related to acquisitions	112,341

Balance at December 31, 2013	1,627,565
Goodwill related to acquisitions	33,612

Balance at December 31, 2014	$1,661,177

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

Intangible assets are summarized as follows:

	December 31, 2013
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived intangible assets:
Trade names and branding	$445,000	n/a	$445,000
Finite-lived intangible assets:
Customer relationships	334,050	$87,338	246,712
Developed technology	201,580	68,515	133,065
Trade names	10,800	564	10,236
Other	1,100	75	1,025

	$992,530	$156,492	$836,038

	December 31, 2014
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Indefinite-lived intangible assets:
Trade names and branding	$445,000	n/a	$445,000
Finite-lived intangible assets:
Customer relationships	336,850	$143,022	193,828
Developed technology	209,480	107,418	102,062
Trade names	10,900	2,795	8,105
Other	1,100	442	658

	$1,003,330	$253,677	$749,653

Customer relationships, developed technology, trade names and other intangible assets have weighted-average useful lives from the date of purchase of 103 months, 65 months, 59 months and 36 months, respectively. Amortization expense was $63,475, $90,393 and $97,185 during 2012, 2013 and 2014, respectively. The weighted-average remaining amortization period for amortizable intangible assets was 56 months as of December 31, 2014.

Based on the balance of finite-lived intangible assets at December 31, 2014, expected future amortization expense is as follows:

Year Ending December 31:
2015	$91,830
2016	81,855
2017	47,200
2018	39,400
2019	24,012
Thereafter	20,356

$304,653

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

5.	Members’ Interest

Pursuant to the terms of the Desert Newco, LLC agreement (LLC Agreement), the members’ interest consists of a single class of units. A member is entitled to one vote for each unit held by such member, with a majority vote required to approve matters such as, among other things, the issuance of additional units, an initial public offering, the sale of Newco, the incurrence of certain additional indebtedness, the payment of any distributions and the acquisition or sale of certain assets. At December 31, 2013 and 2014 there were 127,559 and 129,003 units outstanding, respectively.

The LLC Agreement also provides for our profits or losses to generally be allocated among the members in accordance with each member’s proportionate share. Distributions approved by the members shall be made on a pro-rata basis in accordance with each member’s proportionate share.

In May 2014, the Board authorized a $350,000 distribution to our unit holders and to holders of certain assumed options, including amounts to be paid in future periods as certain restricted units vest. During 2014, we paid $348,965 in cash distributions, and at December 31, 2014, had remaining unpaid distributions of $1,035. Holders of other equity-based awards received an approximate $2.60 per unit adjustment to the exercise price of their awards, in accordance with the antidilution provisions of the Desert Newco, LLC 2011 Unit Incentive Plan (the Unit Incentive Plan), which is equivalent to the per unit amount of the cash distribution. These equitable adjustments preserved the intrinsic value among all equity-based awards. The distribution was considered an equity restructuring, and accordingly, modification accounting was applied. We evaluated whether any additional equity-based compensation expense would need to be recognized, to the extent the fair value of any modified awards plus the cash to be received (if applicable) exceeded the fair value of the original awards before the modification. Our evaluation concluded that no material additional equity-based compensation expense was required as a result of the modification.

The equity restructuring was in accordance with a pre-existing contractual antidilution provision; therefore, the cash paid will not impact our earnings per unit computation and the changes to the options not receiving a cash award will be accounted for by increasing the denominator in our earnings per unit computation using the treasury stock method.

6.	Equity-Based Compensation Plans

Our Board adopted the Unit Incentive Plan and has reserved 27,546 units for issuance as awards thereunder. An additional 9,401 units were authorized for the Rollover Options. As of December 31, 2014, 6,092 units are available for issuance as future awards.

We grant options vesting solely upon the continued employment of the recipient (Time Options) as well as options vesting upon the achievement of predetermined annual or cumulative financial-based targets coinciding with our fiscal year (Performance Options). According to the award terms, 20% of the Time Options vest on each of the five successive anniversaries of the vesting commencement date, and 20% of the Performance Options vest based on the achievement of predetermined performance targets in each of the successive five fiscal years. In the event the performance targets are not achieved in any given year, the Performance Options for such year will subsequently vest upon the achievement of cumulative performance targets in the following fiscal year. Vesting of the Time Options and Performance Options is also subject to acceleration in the event of a change in control.

Each of these options, whether Time Options or Performance Options, have a contractual term of ten years and are granted with an exercise price equal to the fair value of the units on the grant date. Both the Time Options and Performance Options are subject to various provisions by which we may require an employee, upon

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

termination, to sell us any vested options or units received upon exercise of the options at amounts specified in the Unit Incentive Plan based upon the reason for the termination. Equity-based compensation expense is recognized through the expected vesting date of each option.

During 2012, we exercised our rights to repurchase units acquired through the exercise of certain Rollover Options held by two former executives. We paid $18,385 to repurchase these units, representing the fair value of the underlying units as of the date of repurchase, less the exercise price of the options. During 2012, 2013 and 2014, we paid $6, $356 and $1,635, respectively, to repurchase units acquired through the exercise of options by other employees.

In addition to the repurchase rights common to all unit options, certain of our executive officers had an additional right in the event their employment was terminated due to disability or upon death prior to the earlier of a change in control or the third anniversary of an initial public offering. Under this additional right, such officers, or others on their behalf, had the right to require us to repurchase their owned units and vested unit options at a price equal to the fair market value less any applicable exercise price of each such unit. Since we did not control these repurchase rights, the owned units and vested unit options held by the executives were classified outside of members’ equity as redeemable units in our consolidated balance sheets, valued at their intrinsic value of $58,241 at December 31, 2013. In December 2014, each of the executive officers waived this additional right, and as a result, the amounts have been reclassified from redeemable units to members’ interest.

In connection with certain acquisitions, we assumed the option plans of acquired companies. In these cases, the assumed options were converted into Newco options maintaining the existing vesting terms and intrinsic value at the time of acquisition. During 2012, 2013 and 2014, we assumed option grants totaling 198, 167 and 0, respectively. Equity-based compensation expense related to assumed options is included in the totals below.

The following table summarizes our option activity:

	Number of Units	Weighted- Average Grant- Date Fair Value	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2011	21,039		$5.23
Grants, including 198 assumed in acquisitions	1,135	$5.08	6.70
Exercises	(2,465)		2.58
Forfeitures	(3,421)		7.41

Outstanding at December 31, 2012	16,288		5.27
Grants, including 167 assumed in acquisitions	10,777	4.98	8.32
Exercises	(228)		5.09
Forfeitures	(1,032)		7.93

Outstanding at December 31, 2013	25,805		6.42
Grants	4,787	7.82	16.70
Exercises	(1,760)		4.26
Forfeitures	(2,184)		8.14

Outstanding at December 31, 2014	26,648		8.27	8.0	$265,075

Vested at December 31, 2014	11,388		4.97	7.5	150,936

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

During 2014, we also granted 87 RSUs with a weighted-average grant-date fair value of $16.11 per unit.

We apply the straight-line attribution method to recognize compensation costs associated with awards not subject to graded vesting. For awards subject to graded vesting and performance based awards, we recognize compensation costs separately for each vesting tranche. We also estimate when and if performance based awards will be earned. If an award is not considered probable of being earned, no amount of equity-based compensation is recognized. If the award is deemed probable of being earned, related equity-based compensation expense is recorded over the estimated service period.

During 2012, 2013 and 2014, we recognized $11,680, $16,448 and $30,185 of equity-based compensation expense, respectively, including $0, $0, and $3,721, respectively, of additional expense resulting from the modification of certain awards. At December 31, 2014, total unrecognized compensation expense related to non-vested unit awards was $50,261 with an expected remaining weighted-average recognition period of approximately three years. During 2013, we determined the performance targets relating to a portion of our Performance Options would not be met, and accordingly, reversed $1,768 of previously recognized equity-based compensation expense. We currently believe the performance targets related to all other Performance Options will be achieved. If such targets are not achieved, or are subsequently determined to not be probable of being achieved, no equity-based compensation expense relating to Performance Options will be recognized, and any previously recognized equity-based compensation expense will be reversed.

7.	Deferred Revenue

Deferred revenue consists of the following:

	December 31,
	2013	2014
Current:
Domains	$421,713	$463,978
Hosting and presence	231,708	284,009
Business applications	48,837	75,297

	$702,258	$823,284

Noncurrent:
Domains	$247,473	$266,830
Hosting and presence	113,084	131,484
Business applications	23,341	30,914

	$383,898	$429,228

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

8.	Long-Term Debt

Long-term debt consists of the following:

	December 31,
	2013	2014
Term Loan due May 13, 2021 (effective interest rate of 5.4% and 5.2% at December 31, 2013 and 2014, respectively)	$832,875	$1,094,500
9% Note payable to Holdings due December 15, 2019 (Senior Note)	300,000	300,000
Revolving Credit Loan due May 13, 2019 (effective interest rate of 4.0% at December 31, 2014)	—	75,000

Total	1,132,875	1,469,500
Less unamortized original issue discounts on long-term debt(1)	(47,421)	(50,578)
Less current portion of long-term debt	(1,520)	(4,983)

	$1,083,934	$1,413,939

(1)	Original issue discounts are amortized to interest expense over the life of the related debt instruments using the effective interest method.

Term Loan and Revolving Credit Loan

We originally entered into our secured credit agreement (the Credit Facility) on December 16, 2011, consisting of a $750,000 original balance term loan maturing on December 16, 2018 (the Term Loan) and an available $75,000 revolving credit loan maturing on December 16, 2016 (the Revolving Credit Loan). The Term Loan was issued at a 5% discount on the face of the note at the time of original issuance for net proceeds totaling $712,500. We refinanced the Term Loan on multiple occasions lowering our effective interest rate. Additionally, on October 1, 2013, we borrowed an additional $100,000 on the Term Loan, bringing the then outstanding principal balance to $835,000. Our evaluations determined modification accounting applied for each refinancing and the additional borrowing. Modifications occurring less than one year apart were evaluated against the terms of the debt in place on year prior.

On May 13, 2014, we amended our Credit Facility to increase the Term Loan to $1,100,000 and the available capacity on the Revolving Credit Loan to $150,000. The amended Term Loan was issued at a 0.5% discount on the face of the note, providing net incremental proceeds of $263,750. At the same time, we borrowed $75,000 on the Revolving Credit Loan. The maturity dates of the Term Loan and Revolving Credit Loan were extended to May 13, 2021 and May 13, 2019, respectively. Borrowings under the refinanced Credit Facility bear interest at a rate equal to, at our option, either (a) LIBOR (not less than 1.0% for the Term Loan only) plus 3.75% per annum or (b) 2.75% per annum plus the highest of (i) the Federal Funds Rate plus 0.5%, (ii) the Prime Rate, or (iii) one-month LIBOR plus 1.0%. The interest rate margins will be reduced by 0.50% should we complete a qualified initial public offering and meet certain leverage criteria. In addition, a 1.0% pre-payment premium is payable during the twelve months following this amendment under certain circumstances.

In evaluating the May 2014 amendment, we compared the net present value cash flows of the Term Loan in place one year prior to the date of the amendment and the amended Term Loan, which varied by less than 1%, and concluded the loans were not substantially different. As a result, we accounted for the Term Loan amendment as a debt modification and fees paid to the lenders of $5,446 were recorded as an additional discount on the Term Loan. In addition, as a result of the additional borrowing capacity of the Revolving Credit Loan, we accounted for the Revolving Credit Loan amendment as a modification. We incurred $1,635 of financing-related fees related to the modification of the Revolving Credit Loan, which were recorded as an asset to be amortized to interest expense over the life of the related debt using the effective interest method.

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

In addition to paying interest on outstanding principal under the Term Loan, we are required to pay a commitment fee to the lenders under the Revolving Credit Loan for any unutilized commitments. The commitment fee rate is 0.50% per annum and is reduced to 0.375% per annum upon our achievement of certain financial ratios.

The Credit Facility requires us to prepay outstanding term loans, subject to certain exceptions, with percentages of excess cash flow, proceeds of non-ordinary course asset sales or dispositions of property, insurance or condemnation proceeds and proceeds from the incurrence of certain debt.

The Credit Facility contains certain covenants, including, among other things, covenants limiting our ability to incur additional indebtedness, sell assets, incur additional liens, make certain fundamental changes, pay distributions and make certain investments. Additionally, the Credit Facility also requires us to maintain certain financial ratios. All obligations under the Credit Facility are unconditionally guaranteed by the assets of substantially all of our subsidiaries. At December 31, 2014, we were not in violation of any covenants of the Credit Facility.

The estimated fair value of the Term Loan was $1,080,819 at December 31, 2014 based on observable market prices for this loan, which is traded in a less active market and is therefore classified as a Level 2 fair value measurement. The estimated fair value of the Revolving Credit Loan approximates its book value at December 31, 2014 based on borrowing rates currently available for loans with similar terms, which are classified as a Level 2 fair value measurement.

Senior Note

On December 16, 2011 we issued the Senior Note to Holdings at a 4% discount on the face of the note at the original issue for net proceeds totaling $288,000. The Senior Note bears interest at a rate of 9% with interest payments made on a quarterly basis and matures with the outstanding principal of $300,000 payable on December 15, 2019. We may redeem some or all of the Senior Note at any time at redemption premiums ranging from 100% to 104.5%. In addition, we may be required to redeem the Senior Note at 101% of the aggregate principal amount outstanding in the event of certain change in control events.

The Senior Note contains certain covenants, including, among other things, covenants limiting the ability of our subsidiaries, and effectively limiting our ability to incur additional indebtedness, issue disqualified stock, guarantee indebtedness by certain restricted subsidiaries, engage in transactions with affiliates, sell assets, incur additional liens and pay distributions. All obligations under the Senior Note are unconditionally guaranteed by the assets of substantially all of our subsidiaries. At December 31, 2014, we were not in violation of any covenants of the Senior Note.

The estimated fair value of the Senior Note was $313,500 at December 31, 2014 based on observable market prices of similar debt instruments traded in less active markets, which are classified as Level 2 fair value measurements.

Debt Issue Costs

In conjunction with the original issuance of the Term Loan, Revolving Credit Loan and Senior Note during 2011 and the modification of the Revolving Credit Loan in May 2014, we incurred a total of $10,718 of financing-related fees recorded as an asset to be amortized to interest expense over the life of the related debt using the effective interest method. As of December 31, 2014, we have $6,745 of unamortized financing fees.

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

Future Debt Maturities

Aggregate principal payments, exclusive of any unamortized original issue discounts, due on long-term debt as of December 31, 2014 are as follows:

Year Ending December 31:
2015	$11,000
2016	11,000
2017	11,000
2018	11,000
2019	386,000
Thereafter	1,039,500

$1,469,500

9.	Commitments and Contingencies

Lease Financing Obligation

In April 2013, we entered into an 11 year lease agreement for new office space in Tempe, Arizona under which we occupied the total available space commencing in September 2014. The lease agreement allows for rent abatement during the first full year, with rent payments of $268 per month thereafter, consisting of both base rent and a tenant improvement allowance. The rent will increase to $301 per month beginning in the seventh year. The lease provides us with two consecutive options to extend the term for five years each. In the event we choose to extend the term of the lease, the monthly rent for each additional term will be based on 95% of the then-prevailing market rate.

As a result of our involvement during the construction period, we were considered to be the owner of the construction project for accounting purposes. Upon completion of construction in September 2014, we did not meet the sale-leaseback criteria for derecognition of the building assets and liabilities; therefore, we were required to record an asset representing the total cost of the building paid by the lessor and the lease is accounted for as a financing obligation. We capitalized $18,085 of construction costs incurred by the lessor, which are being depreciated over an estimated useful life of 40 years. Rent payments are treated as principal and interest payments on the lease financing obligation, with an amount recorded as estimated land lease expense each period. The lease financing obligation at the end of the lease term will approximate the net book value of the building to be relinquished to the lessor. As of December 31, 2014, the lease financing obligation totaled $18,722, which is included in other long-term liabilities in our consolidated balance sheets.

Future minimum payments under this lease as of December 31, 2014 are as follows:

Year Ending December 31:
2015	$1,875
2016	3,215
2017	3,215
2018	3,215
2019	3,215
Thereafter	19,222

Total minimum payments	$33,957

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

Leases

We lease office space, data center space (including commitments for specified levels of power), vehicles and certain computer equipment under operating and capital leases expiring at various dates through September 2026. Total operating lease rent expense was $33,198, $29,605 and $39,316 during 2012, 2013 and 2014, respectively.

Future minimum lease obligations under capital leases and non-cancelable operating leases with initial terms in excess of one year at December 31, 2014 are as follows:

Year Ending December 31:	Capital Leases	Operating Leases
2015	$7,006	$36,386
2016	6,248	25,628
2017	2,904	14,646
2018	450	9,236
2019	—	6,467
Thereafter	—	23,790

Total minimum payments	16,608	$116,153

Less: amount representing interest	(673)

Capital lease obligation	$15,935

Service Agreements

We have entered into long-term agreements with certain vendors to provide for software and equipment maintenance, specified levels of bandwidth and other services. Under these arrangements, we are required to make periodic payments. Future minimum obligations under these non-cancelable agreements with initial terms in excess of one year at December 31, 2014 are as follows:

Year Ending December 31:
2015	$18,322
2016	5,588
2017	1,579
2018	154
2019	44
Thereafter	7

Total minimum payments	$25,694

Litigation

From time-to-time, we are a party to litigation and subject to claims incident to the ordinary course of business, including intellectual property claims, labor and employment claims, breach of contract claims and other asserted and unasserted claims. We investigate these claims as they arise and accrue estimates for resolution of legal and other contingencies when losses are probable and estimable. While the results of such normal course claims and legal proceedings cannot be predicted with certainty, management does not believe, based on current knowledge and the likely timing of resolution of various matters, any additional reasonably

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

possible potential losses above the amount accrued for such matters would be material to our consolidated financial statements. Regardless of the outcome, legal proceedings may have an adverse effect on us because of defense costs, diversion of management resources and other factors.

In December 2014, we entered into a settlement agreement with an insurance carrier under which we would receive $7,500. As a result of this settlement, we reduced general and administrative expenses by $5,100 in 2014, representing the total costs incurred to-date. We also recorded $2,400 in other long-term liabilities in our consolidated balance sheets, as this amount represents our current best estimate of the potential future losses. The full amount of the settlement was recorded in prepaid expenses and other current assets in our consolidated balance sheets, and was received from the insurance carrier in January 2015.

Indemnifications

In the normal course of business, we have made certain indemnities under which we may be required to make payments in relation to certain transactions. These include indemnities to our directors and officers to the maximum extent permitted under applicable state laws and indemnifications related to certain lease agreements. In addition, certain advertiser and reseller partner agreements contain indemnification provisions, which are generally consistent with those prevalent in the industry. We have not incurred significant obligations under indemnification provisions historically, and do not expect to incur significant obligations in the future. Accordingly, no liability has been recorded for any of these indemnities.

We include service level commitments to our customers guaranteeing certain levels of uptime reliability and performance for our hosting and premium DNS products. These guarantees permit those customers to receive credits in the event we fail to meet those levels, with exceptions for certain service interruptions including but not limited to periodic maintenance. Other than as disclosed, we have not historically incurred any material costs as a result of such commitments and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Indirect Taxes

We are subject to indirect taxation in some, but not all, of the various states and foreign jurisdictions in which we conduct business. Laws and regulations attempting to subject communications and commerce conducted over the Internet to various indirect taxes are becoming more prevalent, both in the U.S. and internationally, and may impose additional burdens on us in the future. Increased regulation could negatively affect our business directly, as well as the businesses of our customers. Taxing authorities may impose indirect taxes on the Internet-related revenue we generate based on regulations currently being applied to similar, but not directly comparable, industries. There are many transactions and calculations where the ultimate indirect tax determination is uncertain. In addition, domestic and international indirect taxation laws are subject to change. In the future, we may come under audit, which could result in changes to our indirect tax estimates. We believe we maintain adequate indirect tax reserves to offset potential liabilities that may arise upon audit. Although we believe our indirect tax estimates and associated reserves are reasonable, the final determination of indirect tax audits and any related litigation could be different than the amounts established for indirect tax contingencies. We continually evaluate those jurisdictions in which nexus exists, and in July 2014 implemented processes to collect sales taxes from our customers where a requirement to do so exists.

In 2013, we recorded a sales tax liability of $26,494, reflecting our best estimate of the probable liability, based on an analysis of our business activities, revenues likely subject to sales taxes and applicable regulations in each taxing jurisdiction. Of this amount, $10,111 related to periods prior to December 16, 2011 and was indemnified by Holdings, for which an indemnification asset was recognized.

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

During 2014, we continued our process of evaluating those jurisdictions in which nexus exists, and where products are taxable under applicable tax regulations. We revised our sales tax liability calculation and identified an error related to the over accrual of the sales tax liability and related indemnification asset as of December 31, 2013. Based on this additional analysis, we determined $6,377 of the amount recorded in 2013 was in error, of which $2,878 related to periods indemnified by Holdings and $1,778 related to 2012. We reversed $3,499 of previously recorded expense for sales taxes to correct this error based on our revised analysis, and determined the amounts related to prior annual and interim periods were not material to our consolidated financial statements.

During 2014, we made payments totaling $17,155 to various jurisdictions for sales tax liabilities relating to prior periods. We recorded an expense of $4,133 to increase our sales tax liability for current period sales activity and reduced our liability by $1,156 due to changes in estimates. We also received $6,600 from Holdings as payment for the indemnified portion of the sales tax liability, and as a result, agreed to release Holdings from its indemnification obligation for certain transaction-based taxes. As of December 31, 2014, our estimated sales tax liability was $5,939, which reflects our best estimate of the probable liability based on an analysis of our business activities, revenues subject to sales taxes and applicable regulations in each jurisdiction. Due to the complexity and uncertainty surrounding indirect tax laws, we believe it is reasonably possible we have incurred additional losses related to indirect taxes; however, we are not able to estimate a range of the loss.

Off-Balance Sheet Arrangements

As of December 31, 2013 and 2014, we had no off-balance sheet arrangements that had, or which are reasonably likely to have, a material effect on our consolidated financial statements.

10.	Defined Contribution Plan

We maintain a defined contribution 401(k) plan covering all eligible employees, who may contribute up to 100% of their compensation, subject to limitations established by the Internal Revenue Code. We match employee contributions on a discretionary basis. Expense for our matching contributions was $6,095, $6,836 and $7,692 during 2012, 2013 and 2014, respectively.

11.	Income Taxes

We are structured generally as a limited liability company taxed as a partnership for U.S. income tax purposes. Under these provisions, we are considered a pass-through entity and generally do not pay corporate income taxes on our taxable income in most jurisdictions. We are liable for income taxes in certain foreign countries, in those states not recognizing our pass-through status and for certain subsidiaries not taxed as pass-through entities.

The domestic and foreign components of loss before income taxes are as follows:

	Year Ended December 31,
	2012	2013	2014
U.S. loss before tax	$(278,461)	$(203,373)	$(148,962)
Foreign income (loss) before tax	(809)	2,347	2,833

Loss before income taxes	$(279,270)	$(201,026)	$(146,129)

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

Benefit for income taxes consists of the following:

	Year Ended December 31,
	2012	2013	2014
Current:
Federal	$(83)	$(88)	$(122)
State	—	(7)	(268)
Foreign	(770)	(1,928)	(3,604)

	(853)	(2,023)	(3,994)
Deferred:
Federal	383	2,887	4,922
State	100	436	1,739
Foreign	588	(158)	157

	1,071	3,165	6,818

Benefit for income taxes	$218	$1,142	$2,824

Our effective income tax rate differs from statutory rates primarily due to our pass-through entity structure for U.S. income tax purposes, while being treated as taxable in certain states and various foreign countries as well as for certain subsidiaries. In all foreign countries except Canada, we operate through legal entities disregarded for U.S. income tax purposes, and are subject to income tax in both the local country and the U.S. Our foreign tax is based primarily on U.S. sales to foreign countries.

Components of our benefit for income taxes are as follows:

	Year Ended December 31,
	2012	2013	2014
Expected benefit at federal statutory tax rate (34%)	$94,952	$68,349	$49,684
Effect of rates due to pass through entities	(94,657)	(66,021)	(45,758)
Foreign earnings taxed at lower rates	(87)	(1,843)	(2,534)
State taxes, net of federal benefit	103	399	1,509
Other	(93)	258	(77)

Benefit for income taxes	$218	$1,142	$2,824

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Because of our pass-through status, these differences relate primarily to our taxable subsidiaries and certain foreign entities. Significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2013	2014
Deferred tax assets:
Net operating losses	$16,025	$13,887
Employee compensation	120	692
Depreciation	—	94
Credits and incentives	—	295
Other	583	925

	16,728	15,893
Deferred tax liabilities:
Identified intangibles	(20,125)	(13,526)
Depreciation	(1,054)	—

	(21,179)	(13,526)

Net deferred tax assets (liabilities)	$(4,451)	$2,367

As of December 31, 2014, our taxable subsidiaries have federal and state net operating loss carryforwards for income tax purposes of approximately $36,500 and $25,800, respectively, some of which are subject to various annual limitations under Section 382 of the Internal Revenue Code as well as state and foreign tax laws. If not utilized, the federal net operating loss carryforwards will begin to expire in 2028. The majority of the state net operating losses are attributable to California and will begin to expire in 2031.

Deferred tax assets relate primarily to net operating losses acquired as part of certain acquisitions. In the evaluation of the need for a valuation allowance, we determined it is more likely than not we would realize our deferred tax asset related to certain loss carryforwards. These loss carryforwards are attributable to specific subsidiaries in the taxing jurisdictions where the loss carryforwards exist. Evaluating both positive and negative evidence and most notably, the expected deficit by the specific subsidiaries from a cumulative loss position and continued future projections of positive income, we determined it was more likely than not these loss carryforwards would be realized.

In September 2013, the U.S. Treasury and the Internal Revenue Service issued final regulations regarding the deduction and capitalization of expenditures related to tangible property. The final regulations under Internal Revenue Code Sections 162, 167 and 263(a) apply to amounts paid to acquire, produce or improve tangible property as well as to dispositions of such property. These regulations were effective for us beginning in 2014, and we have determined they did not have a material impact on our consolidated financial statements.

We are subject to an operating agreement put in place at the date of the Merger. The agreement has numerous provisions related to allocations of income and loss, as well as timing and amounts of distributions to our owners. This agreement also includes a provision requiring cash distributions enabling our owners to pay their taxes on income passing through from us. This provision requires distributions based on a tax rate equal to the maximum combined federal, state and local tax rate applicable to an individual or corporation resident in New York City, whichever is higher. As of December 31, 2014, this rate was approximately 57%. Further, this

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

distribution is based on the owner whose taxable income passing through from us is the highest. Taxable income for any tax year is derived only after reducing all income passing through from us by cumulative losses previously passed through.

At the time of the Merger, the Funds purchased their interests in Newco in a taxable transaction, thereby receiving a step-up for tax purposes in the basis of the portion of assets they acquired. This step-up in tax basis allows the Funds to receive additional tax deductions not available to Holdings. As a result, Holdings will report more taxable income than the Funds. Because of these additional tax deductions, the Funds may report tax losses in some years even though Holdings reports taxable income passing through from us.

The required tax distribution is determined by applying the tax rate referred to above against the income of the partners passed through by us. The cumulative taxable income passing through to the partners, particularly Holdings, did not exceed cumulative losses previously passed through; therefore, no tax distributions were required to be paid during 2012, 2013 and 2014.

Uncertain Tax Positions

We have filed income tax returns for all years through 2013. Our income tax returns remain open to examination as follows: U.S. federal, 2011 through 2013; U.S. states, 2010 through 2013 and various immaterial foreign jurisdictions, 2009 through 2013. Currently we are under audit by the Internal Revenue Service for the year ended December 31 2012. As we are considered a pass-through entity, the results of this audit are not likely to have a material impact on our consolidated financial statements.

Tax positions are evaluated using a two-step process. We first determine whether it is more-likely-than-not a position will be sustained upon examination by tax authorities. If a tax position meets this threshold, it is then measured to determine the amount of provision or benefit to be recognized in the financial statements.

Based on this analysis, we determined we were not required to record a liability related to uncertain income tax positions during any of the periods presented. Although we believe the amounts reflected in our income tax returns substantially comply with applicable federal, state and foreign tax regulations, the respective taxing authorities may take contrary positions based on their interpretation of the law. A tax position successfully challenged by a taxing authority could result in an adjustment to the provision or benefit for income taxes in the period in which a final determination is made.

12.	Loss Per Unit

Basic loss per unit is computed by dividing net loss by the weighted-average number of units outstanding during the period. Diluted loss per unit is computed giving effect to all potential weighted average dilutive units, including options, RSUs and warrants. The dilutive effect of outstanding awards, if any, is reflected in diluted earnings per unit by application of the treasury stock method. Diluted loss per unit for all periods presented is the same as basic loss per unit as the inclusion of potentially issuable units would be antidilutive.

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

A reconciliation of the denominator used in the calculation of basic and diluted loss per unit is as follows:

	Year Ended December 31,
	2012	2013	2014
Numerator:
Net loss	$(279,052)	$(199,884)	$(143,305)

Denominator:
Weighted-average units outstanding—basic and diluted	126,098	126,663	128,567
Effect of dilutive securities	—	—	—

Weighted-average units outstanding—diluted	126,098	126,663	128,567

Net loss per unit—basic and diluted	$(2.21)	$(1.58)	$(1.11)

During 2012, 2013, and 2014, we had 6,135, 5,232 and 10,519 weighted-average potentially dilutive units, respectively, which were excluded from the calculation of diluted loss per unit because the effect of including such potentially dilutive units would have been antidilutive.

13.	Geographic Information

Revenue by geography is based on the address of the customer. The following sets forth our total revenue by geographic area:

	Year Ended December 31,
	2012	2013	2014
U.S.	$713,792	$864,737	$1,042,211
International	197,111	266,108	345,051

	$910,903	$1,130,845	$1,387,262

No international country represented more than 10% of total revenue in any period presented. Substantially all of our assets are located in the U.S.

14.	Related Party Transactions

Affiliates of certain of the Funds participate as lenders under our Credit Facility. Amounts paid to the Funds related to their participation as lenders were as follows:

	Year ended December 31,
	2012	2013	2014
Principal	$10,487	$16,651	$221
Interest and other fees	3,285	1,532	1,477
Debt financing fees	—	501	676

As of December 31, 2013 and 2014, the Funds held $29,355 and $29,134, respectively, of the outstanding principal balance of the Term Loan and $0 and $4,988, respectively, of the outstanding principal balance of the Revolving Credit Loan as participating lenders.

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

On December 16, 2011, we entered into a transaction and monitoring fee agreement expiring December 16, 2021 with affiliates of certain of the Funds pursuant to which those entities provide management and advisory services. Under the terms of this agreement, among other things, we are obligated to pay to those entities an aggregate annual management fee of $2,000, payable quarterly in arrears and increasing at a rate of 5% annually, plus reasonable out-of-pocket expenses incurred in connection with the provision of services under the agreement. We paid $2,335, $2,163 and $2,311 under this arrangement during 2012, 2013 and 2014, respectively. In accordance with the terms of the agreement, we are obligated to make a final payment of approximately $26,400 in connection with the termination of this agreement in the event of the effectiveness of an initial public offering prior to the tenth anniversary of the agreement equal to the present value of the management fees that would have been payable to affiliates of certain of the Funds during the ten year period following termination. In addition, on December 16, 2011, we entered into a separate indemnification agreement with the parties to the monitoring agreement, pursuant to which we agreed to provide customary indemnification to such parties and their affiliates.

We received consulting services from an affiliate of one of the Funds. We paid $883, $3,111 and $109 under this arrangement during 2012, 2013 and 2014, respectively.

On December 16, 2011, we entered into a services agreement pursuant to which we are obligated to provide customary benefits to our founder and to reimburse up to $500 of business expenses annually. Holdings participated as a lender under our Credit Facility until March 2013 and we also pay interest to Holdings under the Senior Note. Payments made to Holdings under these arrangements were as follows:

	Year ended December 31,
	2012	2013	2014
Interest on the Senior Note	$27,000	$27,000	$27,000
Principal payments under the Credit Facility	501	49,499	—
Interest and other fees under the Credit Facility	2,228	529	—
Expense reimbursements	—	97	—

In addition, Holdings has indemnified us for certain taxes related to periods prior to December 16, 2011 and we have agreed to provide customary indemnification to our founder related to his service to us.

15.	Subsequent Events

We have evaluated subsequent events through February 24, 2015, the date on which our consolidated financial statements were available to be issued.

On February 23, 2015, the board of directors of GoDaddy Inc. (the GoDaddy Board) adopted the GoDaddy Inc. 2015 Equity Incentive Plan (the 2015 Plan), subject to stockholder approval. An amount equal to 4% of the number of shares of GoDaddy Inc. common stock outstanding upon completion of our planned initial public offering plus any shares rolled over from the Unit Incentive Plan (together, the Initial Equity Pool) have been reserved for issuance pursuant to the 2015 Plan, which will become effective on the effective date of our planned initial public offering. The number of shares reserved for issuance under the 2015 Plan will be increased automatically on January 1st of each year, beginning in 2016, by a number equal to the least of (i) 200% of the shares in the Initial Equity Pool, (ii) 4% of the total shares of GoDaddy Inc. common stock outstanding as of the last day of the year preceding the increase date or (iii) such other number of shares determined by the GoDaddy Board.

On February 23, 2015, the GoDaddy Board adopted the GoDaddy Inc. 2015 Employee Stock Purchase Plan (the 2015 ESPP), subject to stockholder approval. A total of 2,000 shares of GoDaddy Inc. Class A common stock have been reserved for issuance pursuant to the 2015 ESPP, which will become effective on the effective

DESERT NEWCO, LLC

Notes to Consolidated Financial Statements

(In thousands, except per unit data)

date of our planned initial public offering. The number of shares reserved for issuance under the 2015 ESPP will be increased automatically on January 1st of each year, beginning in 2016, by a number equal to the least of (i) 1,000 shares, (ii) 1% of the total shares of GoDaddy Inc. common stock outstanding as of the last day of the year preceding the increase date or (iii) such other number of shares determined by the GoDaddy Board.

On February 23, 2015, we granted options to purchase an aggregate of 1,799,183 units at an exercise price of $19.50 per option, which is equal to the fair market value of our units on the date of grant. The weighted-average grant date fair value of these awards was determined to be $7.90 per option, which will be recognized as compensation expense over the required future service period of each award, taking into account the probability of our achievement of the associated predetermined performance targets.

On February 3, 2015, our Board adopted an amended and restated LLC agreement (the New LLC Agreement), which will become effective on the effective date of our planned initial public offering. The New LLC Agreement revised the tax rate applicable to the tax distributions we are required to make to the holders of our units, as described in Note 11. These tax distributions will be computed based on an assumed income tax rate equal to the sum of (i) the maximum marginal federal income tax rate applicable to an individual (including, solely in the case of an owner of Holdings as of February 9, 2015, the 3.8% tax on net investment income to the extent such tax is applicable to the income allocable to such owner) and (ii) 7%, which represents an assumed blended state income tax rate. The assumed income tax rate currently totals 46.6%, which would increase to 50.4% with respect to a current owner of Holdings if the tax on net investment income were to apply.

Our Board approved a one-for-two reverse split of all outstanding units, which became effective on March 11, 2015. Accordingly, every two outstanding units have been combined into one unit, the number of units underlying each outstanding option and RSU has been proportionately decreased on a one-for-two basis and the exercise price of each outstanding option has been proportionately increased on a one-for-two basis. All unit and per unit amounts have been adjusted, on a retroactive basis, to reflect this one-for-two reverse split.

It’s Go Time GoDaddy

It’s go time GoDaddy